As filed with the Securities and Exchange Commission on July 3, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Monday Ltd

Monday SCA
Monday Finance SA
(Exact name of registrant as specified in its charter)

Bermuda	8742	98-0374046
Luxembourg	8742
Luxembourg	8742
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Monday Ltd Clarendon House 2 Church Street Hamilton HM 11, Bermuda (441) 295-5950	Monday SCA 398 route d’Esch L-1471 Luxembourg Luxembourg	Monday Finance SA 398 route d’Esch L-1471 Luxembourg Luxembourg
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald B. Hauben

Monday Ltd
11 Madison Avenue
New York, NY 10010
(646) 598-2420
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Julie T. Spellman Cravath, Swaine & Moore Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Jeffrey Small Luciana Fato Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Candace K. Beinecke Kenneth A. Lefkowitz Hughes Hubbard & Reed LLP One Battery Park Plaza, 12th Floor New York, New York 10004 (212) 837-6000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class	Proposed maximum	Amount of
of securities to be registered	aggregate offering price(1)(2)	registration fee

Premium Equity Participating Security Units (PEPS Units)	$100,000,000	$9,200

Monday Finance SA Senior Notes due 2008(3)

Class A common shares, par value $0.0001 per share (including preferred shares purchase rights(4))(5)	$100,000,000	$9,200

Purchase Contracts(6)

Monday SCA Senior Notes Guarantees(7)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. The proposed maximum offering price includes amounts attributable to PEPS Units that the underwriters may purchase to cover over-allotments, if any.

(2)	Exclusive of accrued interest, if any.

(3)	The Monday Finance SA Senior Notes are offered as a component of the PEPS Units for no additional consideration.

(4)	Rights initially will trade together with Class A common shares. The value attributable to the rights, if any, is reflected in the market price of the Class A common shares.

(5)	Class A common shares of Monday Ltd to be issued to the holders of PEPS Units upon settlement of the Purchase Contracts, for a purchase price of $25 per unit. The actual number of Class A common shares to be issued will not be determined until the date of settlement of the related PEPS Units.

(6)	The Purchase Contracts are offered as a component of the PEPS Units for no additional consideration.

(7)	The Senior Notes Guarantees are offered as a component of the Monday Finance SA Senior Notes for no additional consideration.

     The registrant hereby amends this registration statement on such date as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                 , 2002
                             Units

Monday Ltd

Monday SCA

Monday Finance SA

         % PEPS SM Units

(Premium Equity Participating Security Units – PEPS SM Units)

Each PEPS Unit consists of a purchase contract issued by Monday Ltd and a $25 principal amount          % senior note due 2008 issued by Monday Finance SA, an indirect wholly-owned subsidiary of Monday SCA which is a majority-owned subsidiary of Monday Ltd. Monday SCA has agreed to absolutely, irrevocably and unconditionally guarantee the payment of principal, interest, additional amounts, if any, and premium, if any, on the senior notes.

•	The purchase contract will obligate you to purchase from Monday Ltd, no later than , 2006, for a price of $25 in cash, the following number of Monday Ltd’s Class A common shares, subject to antidilution adjustments:

–	if the average closing price of Monday Ltd’s Class A common shares over the 20-trading day period ending on the third trading day prior to , 2006 equals or exceeds $ , shares;

–	if the average closing price of our Class A common shares over the same period is less than $ but greater than $ , a number of shares having a value, based on the 20-trading day average closing price, equal to $ ; and

–	if the average closing price of our Class A common shares over the same period is less than or equal to $ , shares.

•	Monday Finance SA will pay interest, initially quarterly, on the senior notes, initially at a rate of % per year.

•	The senior notes will be remarketed as described in this prospectus. Following a successful remarketing, the interest rate will be reset and interest will become payable semi-annually.

•	The senior notes and related guarantee will be pledged as collateral for your obligation under the purchase contract.

This offering of PEPS Units is being made concurrently with, and is contingent upon, the initial public offering of Monday Ltd’s Class A common shares, pursuant to a separate prospectus. We have applied to have our Class A common shares approved for listing on the New York Stock Exchange under the symbol “MN.”

We will apply to have the PEPS Units approved for listing on the New York Stock Exchange under the symbol “         .”

Investing in the PEPS Units involves risks. See “Risk Factors” beginning on page 29 of this prospectus.

			Underwriting	Net
			Discounts	Proceeds to
			and	Monday
	Price to Public		Commissions	Finance SA

Per PEPS Unit(1)		$25.00	$	$
Total	$		$	$

(1)	Plus accrued interest from , 2002, if settlement occurs after that date.

Monday Ltd, Monday SCA and Monday Finance SA have granted the underwriters the right to purchase up to                   additional PEPS Units to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the PEPS Units to purchasers on              , 2002.

MORGAN STANLEY

GOLDMAN, SACHS & CO.

LEHMAN BROTHERS

MERRILL LYNCH & CO.

BANC OF AMERICA SECURITIES LLC

CREDIT SUISSE FIRST BOSTON

SALOMON SMITH BARNEY

SG COWEN

UBS WARBURG

                  , 2002

[Artwork]

SUMMARY
THE OFFERING
THE OFFERING--EXPLANATORY DIAGRAMS
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
ACCOUNTING TREATMENT
DILUTION
AUDITOR INDEPENDENCE RULES, THE ENRON SITUATION AND THE PROPOSED SEC NO-ACTION LETTER
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
ARRANGEMENTS WITH THE PRICEWATERHOUSECOOPERS NETWORK OF FIRMS
ARRANGEMENTS WITH OUR PARTNERS
PRINCIPAL AND SELLING SHAREHOLDERS IN THE CONCURRENT CLASS A COMMON SHARES OFFERING
DESCRIPTION OF THE PEPS UNITS
Creating Treasury PEPS Units
Recreating PEPS Units
Current Payments
Payment of Additional Amounts
Voting and Certain Other Rights
Listing of the Securities
Miscellaneous
DESCRIPTION OF THE PURCHASE CONTRACTS
Purchase of Common Shares
Remarketing
Early Settlement
Notice to Settle with Cash
Early Settlement Upon Cash Merger
Anti-Dilution Adjustments
Termination
Pledged Securities and Pledge Agreement
Book-Entry System
CERTAIN PROVISIONS OF THE PURCHASE CONTRACTS, THE PURCHASE CONTRACT AGREEMENT AND THE PLEDGE AGREEMENT
General
Modification
No Consent to Assumption
Consolidation, Amalgamation, Merger, Sale or Conveyance
Title
Replacement of PEPS Unit or Treasury PEPS Unit Certificates
Governing Law
Information Concerning the Purchase Contract Agent
Information Concerning the Collateral Agent
DESCRIPTION OF THE SENIOR NOTES
General
Guarantees
Interest
Market Rate Reset
Optional Remarketing
Put Option upon a Failed Remarketing
Payment of Additional Amounts on the Senior Notes
Optional Redemption--Special Events
Events of Default
Consolidation, Merger and Sale of Assets
Agreement by Purchasers of Certain Tax Treatment
Book-Entry and Settlement
DESCRIPTION OF SHARE CAPITAL
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO COMBINED FINANCIAL STATEMENTS
COMBINED BALANCE SHEETS
NOTES TO THE COMBINED FINANCIAL STATEMENTS
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS
CONSENT OF DELOITTE & TOUCHE LLP

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, our      % Premium Equity Participating Security Units, or PEPS Units, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our PEPS Units.

      We have not taken any action to permit a public offering of the PEPS Units outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the PEPS Units and the distribution of this prospectus outside the United States.

      Consent under the Bermuda Exchange Control Act 1972, and its related regulations, has been obtained from the Bermuda Monetary Authority for the issue and transfer of the securities issued hereunder by Monday Ltd to and between non-residents of Bermuda for exchange control purposes provided our Class A common shares remain listed on an appointed stock exchange, which includes the New York Stock Exchange. Prior to this offering, this prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts responsibility for our financial soundness or the correctness of any of the statements made or opinions expressed in this prospectus.

i

      This prospectus is not prepared, and may not be used, in connection with a public offer or an admission to listing in Luxembourg within the meaning of the law of December 23, 1998 on the supervision of the markets of financial assets and has not been submitted to the Commission de Surveillance du Secteur Financier for approval. This prospectus may not be distributed to the public, and the PEPS Units may not be publicly offered for sale, purchase or barter, in Luxembourg and no steps may be taken which constitute or result in a public offering of the PEPS Units in Luxembourg.

      Until                , 2002, 25 days after the date of this prospectus, all dealers that buy, sell or trade our PEPS Units, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

      This prospectus contains trademarks, service marks and registered marks of Monday Ltd, its subsidiaries, the PricewaterhouseCoopers network of firms and other companies, as indicated. This prospectus also contains the service mark “PEPS Units,” which is a service mark of Morgan Stanley & Co. Incorporated. All rights reserved.

ii

SUMMARY

      The following is a summary of the most significant aspects of this offering to potential investors. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our            % Premium Equity Participating Security Units, or PEPS Units, discussed under “Risk Factors,” our unaudited pro forma combined financial statements and notes to these statements and the audited and unaudited combined financial statements and notes to these statements of PwC Consulting, a business unit of the PricewaterhouseCoopers firms, which we refer to as our combined financial statements.

Monday Ltd

Overview

      We are one of the world’s leading providers of management consulting and technology services. We help our clients pursue and implement key strategic, process and technology initiatives designed to enhance their growth, profitability and competitiveness. We believe that one of our core strengths is our ability to integrate our strategic advice with our business and technology skills and services to help our clients achieve measurable results. As described more fully below, our business is currently owned by the separately-owned partnerships and corporations that comprise the global PricewaterhouseCoopers network of firms. Immediately prior to the closing of this offering and the concurrent Class A common shares offering, which we refer to collectively as the concurrent offerings, substantially all of the PricewaterhouseCoopers firms that have a management consulting and technology services business will transfer these businesses to us in exchange for our Class A common shares or equity in one of our subsidiaries. The firms in the PricewaterhouseCoopers network intend to fully dispose of these Class A common shares and any equity in our subsidiaries as a result of the concurrent Class A common shares offering.

      We operate globally with a consistent approach to serving our clients, which allows us to execute complex engagements on a global, regional and local basis. Our clients include many of the world’s largest and most successful organizations, including many of the world’s largest governments and government agencies. Upon the closing of the concurrent offerings, we expect to have approximately 33,000 employees with offices in 52 countries or territories. We provide our clients with solutions to their challenges by building teams that combine industry-specific knowledge in five industry groups covering 20 industry sectors with expertise in our seven core service areas, which we refer to as our solution areas. We principally track and manage our business according to the four geographic regions listed below, which we refer to as theatres. Our geographic theatres, industry groups, including industry sectors, and solution areas are set forth below.

Geographic Theatres

Americas	EMEA		Asia Pacific	SOACAT

Canada Mexico United States	Austria Belgium Czech Republic Denmark Finland France Germany Hungary Iceland India Republic of Ireland Israel Italy Kenya Latvia Lebanon	Lithuania Netherlands Nigeria Norway Pakistan Poland Portugal Russia South Africa Spain Sweden Switzerland Turkey Ukraine United Arab Emirates United Kingdom	Australia People’s Republic of China Hong Kong Indonesia Japan Korea Malaysia New Zealand Philippines Singapore Taiwan Thailand	Argentina Brazil Chile Colombia Venezuela

Industry Groups

Information,
	Government	Financial	Communications	Energy
Products	and Services	Services	and Entertainment	and Utilities

Pharmaceuticals Consumer Packaged Goods Technology Industrial Products Automotive Retail	Government Defense Aviation Posts and Surface Transport	Banking Capital Markets Insurance Investment Management	Communications Entertainment and Media Hospitality and Leisure	Oil and Gas Utilities Mining

Solution Areas

Develop	Deliver	Operate

Strategic Change	Customer Relationship Management Financial Management Human Capital Supply Chain and Operations Information Technology	Application Management and Business Process Management

      We group our services into the following three broad categories:

•	develop, which is developing business, technology and change strategies for our clients,

•	deliver, which is designing and implementing technology-based business processes and solutions, and

•	operate, which is our application management and business process management services offering which we intend to grow.

      Our seven solution areas in these three broad categories serve as the means by which we group the various types of services that we offer to our clients. For example, our customer relationship management solution area is comprised of our partners and employees that have specific skills and experiences in helping clients manage and strengthen their customer relationships. Our solution areas also encompass the technologies, such as software applications developed by other companies, that we help our clients implement or operate. Our industry groups, on the other hand, represent the way that we manage and strengthen our client relationships by understanding the specific needs of clients in particular industries.

      Although we currently provide services to our clients in each of the seven solution areas listed above, which are more fully described in “Business—Our Services—Solution Areas,” our application management and business process management services, in terms of revenues, historically have not been as large as the revenues from our other solution areas. Application management and business process management services are types of outsourcing services. Our application management services are ongoing maintenance and development services for software applications used by our clients, such as finance and accounting applications. We have been providing application management services since 1991. Our business process management services are services provided by us to our clients in which entire processes, such as accounting and financial reporting processes, are administered by us rather than by our clients’ staff. Historically, our business process management services, which have been provided since 1995, have not been operated together with the other management consulting and technology services businesses being transferred to us as part of our separation from the PricewaterhouseCoopers network of firms. We intend to significantly expand the services we offer in our operate category over time, including by expanding our application management or business process management services into new industries or into areas in which we believe our core expertise in business processes may give us a competitive advantage, such as customer relationship management services. In order to expand our outsourcing services, we will need, among other things, to hire new partners and client service staff who have skills and capabilities that are different from the skills and capabilities of most of our current partners and client service staff.

Our Growth Strategy

      We are committed to becoming the global service provider of choice for clients seeking to transform their businesses to become more profitable and competitive. To transform a business, we feel that we must help a client realize significant and lasting change throughout its organization or within an important functional area. To achieve our goal, we are pursuing the growth initiatives described below.

•	Deliver Comprehensive Solutions to Our Clients. We continuously look for opportunities to provide our clients with comprehensive strategies and solutions, particularly those that help to transform businesses and organizations. We believe our focus on increasing, developing and penetrating the base of clients where we have the greatest opportunity to provide these services is important to our growth.

•	Pursue the Benefits of Independence. Because of our affiliation with the auditing practice of the PricewaterhouseCoopers network of firms, audit clients of PricewaterhouseCoopers firms are increasingly limiting or denying us opportunities to provide our services for them. Following the closing of the concurrent Class A common shares offering, we will no longer be restricted by rules and regulations regarding auditor independence. Accordingly, we will seek to expand our services to businesses and organizations that are audited by PricewaterhouseCoopers firms. We also plan to implement other business strategies that we have been unable to pursue due to auditor independence-related constraints, which are described in “Auditor Independence Rules, the Enron Situation and the Proposed SEC No-Action Letter.”

•	Expand Our Application Management and Business Process Management Services. We plan to grow our existing application management and business process management services, which is one of our solution areas described under “Business—Our Services—Solution Areas.” We believe growing these outsourcing services is important to our strategy of providing comprehensive services to our clients.

•	Expand Our Other Service Offerings. In addition to growing our outsourcing business, we also intend to grow other existing service offerings, including our systems integration services. We also plan to continue our investment in our solution set development program, which is described under “Business—Solution Sets.”

•	Improve Operational Efficiency. We plan to reduce overlapping functions and business processes and to outsource functions that are not critical to our operations. We believe that we will have significant opportunities over time to improve operational efficiency as a result of our transition from a series of legally separate firms within the PricewaterhouseCoopers network to a single, integrated organization.

•	Increase Our Alliance and Client Collaboration. We plan to continue our collaborative efforts with clients and expand our alliance relationships to develop cost-effective solutions that may be deployed to multiple clients.

•	Increase Awareness of New Brand. We changed our legal name on June 10, 2002, and will begin operating under our new brand name upon our separation, which we believe will help to reinforce the public awareness of our separation from the PricewaterhouseCoopers network of firms and lead to additional new business opportunities.

•	Continue to Develop Our Client Service Staff. Our most valuable assets are our client service staff and the building, renewing and sharing of knowledge, skills and experiences among them. We will continue to focus on the development of our client service staff and the implementation of a recruiting and training strategy designed to allow us to realize our growth objectives.

Selected Risk Factors

      Some of the most significant risks affecting our business or relating to ownership of the PEPS Units and their underlying components are described below. Please see “Risk Factors” for a more detailed discussion of these risks and for other risks.

•	Our Revenues Are Declining. We expect our net revenues to decline in the last quarter of fiscal year 2002, which ends on June 30, 2002, and at least the first quarter of fiscal year 2003 as compared to the sequentially prior quarter. In addition, we expect our net revenues to be lower, on a year over year basis, for at least a few quarters after the closing of this offering.

•	We Are Affected by Economic Conditions. The current and any future economic downturn may put competitive pressures on our fees and constrain our ability to obtain new engagements. This could cause our revenues and profitability to decline.

•	We May Not Be Successful at Expanding Our Services. To successfully expand our application management and business process management services, we will need, among other things, to hire new partners and client service staff who have skills and capabilities that are different than the skills and capabilities of most of our current partners and client service staff. Accordingly, we may not be successful in implementing our strategy to grow these services.

•	Our Industry is Highly Competitive and is Changing. Our future success, including our ability to grow, depends on our ability to compete effectively and to respond appropriately to changing competitive conditions.

•	We May Lose Business as a Result of Our Separation. Our separation from the PricewaterhouseCoopers firms may result in a loss of referrals from PricewaterhouseCoopers firms that historically have been important to our business.

•	Expenses Relating to Our Separation and Restructuring Will Lower Our Net Income. In connection with our separation and transition to a corporate structure and restructuring activities, we have incurred or will incur charges relating to a number of nonrecurring items during fiscal years 2002, 2003 and 2004. These charges include costs relating to our separation, such as transfer taxes, costs associated with changing and marketing our new name and costs associated with creating separate systems and processes. We expect those costs, in the aggregate, to be between $200 million and $300 million. We also will recognize compensation expense in the first quarter of fiscal year 2003 of approximately $117 million from the grant of restricted share units and the sale of Class A common shares to our partners. In addition, we expect to record a charge of approximately $40 million in the fourth quarter of fiscal year 2002 and $60 million to $100 million in the first quarter of fiscal year 2003 in connection with restructuring activities.

•	Our Stock Price May Decline Due to a Large Number of Outstanding Shares Eligible for Future Sale, Including Shares Held by PricewaterhouseCoopers Firms after the Concurrent Offerings, if any. The sale of a substantial amount of our Class A common shares, or the possibility of these sales, may adversely affect the market price of our Class A common shares. Although the PricewaterhouseCoopers firms intend to dispose of all of their equity in us as a result of the concurrent Class A common shares offering, if these firms continue to own any of our equity after the closing of the concurrent Class A common shares offering, they will be required to divest our equity within five years. In addition, we will be issuing a significant number of our Class A common shares no later than , 2006 in connection with the settlement of the purchase contracts. These sales, or the possibility of these sales, may depress the market price for our Class A common shares.

•	Holders of PEPS Units or Treasury PEPS Units Assume the Risk that the Market Value of Our Class A Common Shares May Decline. Holders of PEPS Units or Treasury PEPS Units have an obligation pursuant to the purchase contracts to buy our Class A common shares. Assuming an offering price in the concurrent Class A common shares offering of $ , if the applicable market value is less than $ , the aggregate market value of the Class A common shares issued to you on the purchase contract settlement date will be less than the effective price paid by you for such Class A common shares on the date of this prospectus.

•	The Opportunity for Equity Appreciation Provided by an Investment in the PEPS Units or Treasury PEPS Units Will Be Directly Affected by the Trading Price of Our Class A Common Shares. Your opportunity for equity appreciation afforded by investing in PEPS Units or Treasury PEPS Units is less than your opportunity for equity appreciation if you invested directly in our Class A common shares. Assuming an offering price in the concurrent Class A common shares offering of $ , the market value of each Class A common share you receive pursuant to a purchase contract on the purchase contract settlement date will only exceed the effective price per share of $ paid by you for our Class A common shares on the date of this prospectus if the applicable market value of the Class A common shares exceeds $ . In this event you would receive on the contract settlement date only approximately % of the Class A common shares you would have received if you had made a direct investment in our Class A common shares on the date of this prospectus.

Our Relationship with the PricewaterhouseCoopers Network of Firms

      Until our separation from the PricewaterhouseCoopers network of firms, which will occur immediately prior to the closing of the concurrent offerings, our business will continue to be part of the management consulting and technology services businesses of firms in the PricewaterhouseCoopers network of firms around the world. This network of firms is a group of separate firms that provide various services, including accounting, auditing and tax services as well as management consulting and technology services, to businesses and other organizations. Although these firms share a name, a common management oversight team and common strategies and operational standards, most of the firms in the PricewaterhouseCoopers network are owned by their local partners or shareholders. As part of our separation, management consulting and technology services businesses representing approximately 95% of our revenues for the fiscal year ended June 30, 2001, will be transferred to us pursuant to a number of agreements that we have entered into with some of the PricewaterhouseCoopers firms or the partners or shareholders of some of these firms, which we refer to as rollup agreements. In a number of countries, we have entered into rollup agreements directly with the partners or shareholders of some of the PricewaterhouseCoopers firms because these partners or shareholders directly own either the assets of, or equity in, a management consulting and technology services business that is being transferred to us. The countries are Australia, Belgium, France, Iceland, Italy, Pakistan, Portugal, Sweden and Switzerland.

      The aggregate number of Class A common shares we will issue to firms that are transferring their management consulting and technology services businesses, or in some cases their partners and shareholders, is          million, which, assuming an estimated initial public offering price of $     , will have an aggregate value of approximately $         billion. The allocation of these shares among the PricewaterhouseCoopers firms was based upon an agreed methodology taking into account a variety of factors, including expenses incurred by firms for the general benefit of the PricewaterhouseCoopers network of firms in connection with our separation, the net book value of the businesses contributed to us and the relative value of the businesses contributed to us. In connection with their withdrawal from their respective PricewaterhouseCoopers firms, our partners will receive approximately          million of these Class A common shares, which will have an estimated aggregate value of approximately $         million. Approximately       million shares issued to one of the PricewaterhouseCoopers firms will be purchased by Monday Ltd or one of its subsidiaries immediately after the closing of the concurrent offerings, resulting in approximately             million

shares outstanding. For purposes of calculating the number of Class A common shares and value of these shares in the prior sentences, we have treated all shares issued by our subsidiaries in connection with our separation, other than those owned by us or our subsidiaries, as if they had been redeemed or exchanged on a one-for-one basis for our Class A common shares. We refer in this prospectus to the transfers of these businesses and the related actions as our separation or the separation transaction. Firms in the PricewaterhouseCoopers network and their partners and shareholders intend to fully dispose of our Class A common shares and equity of our subsidiaries as a result of the concurrent Class A common shares offering.

      The rollup agreements include noncompetition arrangements, various conditions to closing and termination rights. The rollup agreements also include various representations and warranties, which will not survive the closing of our separation, and covenants. Under the terms of the noncompetition arrangements, the PricewaterhouseCoopers firms generally will be restricted from competing with us for a period of 5 years following our separation. The term of the noncompetition arrangements may be of shorter duration in some countries due to legal restrictions on enforceability. These firms will be able, however, to offer agreed upon types of management consulting and technology services, such as human resources services, to any client, including through existing consulting and advisory services businesses that are not being transferred to us. In addition, the PricewaterhouseCoopers firms will be permitted to provide all management consulting and technology services for clients that have less than a specified amount of annual revenues in the particular country where services will be provided. In our three largest countries in terms of revenues, the country-specific amounts are $400 million in the United States, $1 billion in the United Kingdom and $1 billion in Germany. These firms, however, will not be permitted to provide any of the management consulting and technology services they are otherwise restricted from providing pursuant to the noncompetition arrangements if those clients have $5 billion or more in aggregate annual consolidated worldwide revenues. The rollup agreements also provide that in the event a PricewaterhouseCoopers firm enters into a rollup agreement with us but fails to close under the agreement prior to the closing of the concurrent Class A common shares offering, we will be required to close under the agreement at any time up to one year after the closing of the concurrent Class A common shares offering if, in the good faith discretion of the board of PricewaterhouseCoopers International Limited, an extension of no more than one year is granted to the firm. PricewaterhouseCoopers International Limited is the global coordinating entity for the PricewaterhouseCoopers network of firms.

      Prior to our separation, we also will enter into related agreements with various PricewaterhouseCoopers firms, including agreements that govern various transition services these firms will provide us for a period of up to three years. These services will be provided at cost and include finance and accounting information services, information technology and software services and the provision of office space.

      For a more detailed description of the terms of our separation and these agreements, including the noncompetition arrangements, please see “Arrangements with the PricewaterhouseCoopers Network of Firms.”

Auditor Independence Rules, the Enron Situation and the Impact on Our Business

      The primary purpose of the concurrent Class A common shares offering is to ensure that we will no longer be subject to the rules and regulations governing the independence of auditors from their clients and to eliminate any perceived conflicts of interest. Because the PricewaterhouseCoopers network of firms performs audit services for many of our current and prospective clients and industry vendors, we are currently restricted from performing services for some clients and implementing some of our growth strategies. Some audit clients also have policies against using their audit firm to provide significant non-audit services, such as management consulting and technology services.

      In June 2000, the Securities and Exchange Commission proposed new rules regarding auditor independence and a rule requiring most public companies to disclose in their annual proxy statements information such as fees related to the non-audit services provided by their auditor during the most recent fiscal year. Final rules based on this proposal became effective in February 2001. Beginning in late 2000, we began experiencing an increase in the number of clients that either limit our opportunities to bid for new engagements or prohibit us entirely from bidding for new engagements because they are audited by a PricewaterhouseCoopers firm. In addition, some of our existing engagements with PricewaterhouseCoopers audit clients have been reduced in scope. These clients have been primarily United States and foreign companies with securities listed or traded on United States securities markets, although we are now experiencing increased independence-related constraints outside the United States as well.

      The recent high profile bankruptcy filing by the Enron Corporation has increased further the attention boards of directors and the marketplace pay to auditor independence. In the Enron situation, governmental authorities and the media are investigating whether the management consulting fees paid to Arthur Andersen compromised its role as Enron’s independent auditor. The independence disclosure rules and the fallout from the perceived conflicts of interest in the Enron situation are significantly limiting our ability to compete.

      While we believe we are experiencing the adverse effects of the independence-related issues and the Enron situation worldwide, we have been most significantly affected in the United States. We believe the difficulty we are having obtaining new engagements in the United States from audit clients of PricewaterhouseCoopers firms is evidenced by a recent trend in our new bookings from these clients in our Americas theatre, which is comprised principally of our United States business. Bookings is the amount we expect to realize in net revenues over the life of an engagement for which we have entered into a contract with our client. We estimate that our average monthly bookings from clients that we have identified as audit clients of PricewaterhouseCoopers firms were approximately 57% lower in the Americas theatre in the fiscal quarter ended March 31, 2002, as compared to the six months ended December 31, 2001. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Auditor Independence Rules, the Enron Situation and the Impact on Our Business” for a more detailed discussion of the calculation of this estimate.

      We expect the level of new business we are awarded from PricewaterhouseCoopers audit clients worldwide will continue to decline through at least the remainder of fiscal year 2002, with a possibility of reversal beginning only after we complete our separation. Accordingly, we believe that our separation from the PricewaterhouseCoopers network of firms as a result of the concurrent Class A common shares offering will provide significant growth opportunities for our business. Our ability to capitalize on these opportunities will depend, among other things, on the successful maintenance or, in some cases, reestablishment of our relationships with these clients and obtaining new engagements from these clients on a timely basis. In addition, while we believe that independence-related issues are a significant reason for our declining revenues, with the greatest impact being in our most recent fiscal quarter ended March 31, 2002, we believe that the effects of the global economic downturn have been more significant contributing factors to the overall decline in our revenues through March 31, 2002. Accordingly, our separation alone may not prevent our revenues from continuing to decline.

      Please see “Auditor Independence Rules, the Enron Situation and the Proposed SEC No-Action Letter” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview— Auditor Independence Rules, the Enron Situation and the Impact on Our Business” for a more detailed discussion of the auditor independence rules, the Enron situation and the impact on our business.

Information about Us and Our Partners

      Monday Ltd was incorporated under the laws of Bermuda on March 27, 2002. Monday Ltd changed its name from PwCC Limited to Monday Ltd on June 10, 2002. The principal executive office of Monday Ltd is in Hamilton, Bermuda, and its telephone number in Bermuda is (441) 295-5950. Monday SCA was organized under the laws of Luxembourg on April 4, 2002. Monday Finance SA was organized under the laws of Luxembourg on July 1, 2002. Monday SCA changed its name from PwC Consulting SCA to Monday SCA on June 10, 2002. The principal executive office of each of Monday SCA and Monday Finance SA is in Luxembourg, Luxembourg. Their telephone number in Luxembourg is (352)         -           . In addition, we have major offices in the world’s leading business centers, including Atlanta, Chicago, Dallas, Frankfurt, Hong Kong, London, Madrid, New York, Paris, Philadelphia, San Francisco, São Paulo, Sydney, Tokyo and Toronto. Our Internet address is www.monday.com. Information contained on this site is not a part of this prospectus.

      We use the term “our partners” in this prospectus to refer to the partners and shareholders of some of the firms in the PricewaterhouseCoopers network who will become our senior employees upon the completion of our separation. These employees generally will retain the title “partner” within our company following the concurrent Class A common shares offering. Where the context permits, the term also refers to our employees and others who in the future are named as “partner” in this sense. In using the term “partner” or “partners,” we do not mean to imply they are partners in the legal sense or any intention of the parties to create a separate legal entity, such as a partnership.

Our Organizational Structure and Shareholders

      Our organizational structure following our separation is expected to be as shown in the diagram below. This diagram includes our principal subsidiary, Monday SCA, which is a Luxembourg partnership limited by shares. We are the general partner, or manager, of Monday SCA. This diagram does not display any of our other subsidiaries or any of Monday SCA’s subsidiaries, other than Monday Finance SA which is a Luxembourg corporation and has no material activities, assets, other than any potential loans it may make to Monday SCA and its subsidiaries, or liabilities, other than liabilities in respect of the senior notes issued as part of the PEPS Units.

      Under the rollup agreements described above, firms in the PricewaterhouseCoopers network, or their partners or shareholders, that transfer their management consulting and technology services businesses to us generally will exchange their interests in these businesses for our Class A common shares or Class I common shares of Monday SCA. The type of equity these firms, or their partners or shareholders, will receive depends on the particular country in which the firm is located. Our partners in Canada also will be receiving exchangeable shares of one of Monday SCA’s subsidiaries in connection with our separation, which shares will be exchangeable into our Class A common shares on a one-for-one basis. Holders of Monday SCA Class I common shares or exchangeable shares of one of Monday SCA’s subsidiaries will have the right to purchase for nominal consideration a number of our Class X common shares, which have the same voting rights as our Class A common shares but no economic rights, equal to the number of Monday SCA Class I common shares or exchangeable shares that they receive.

      Described below is our expected equity ownership following our separation, in each case calculated assuming all Monday SCA Class I common shares and all exchangeable shares issued by one of Monday SCA’s subsidiaries that are not owned by us or our subsidiaries have been redeemed or exchanged on a one-for-one basis for our Class A common shares. These percentages reflect both economic interests and voting interests.

•	Our partners will own approximately % of our Class A common shares, not including Class A common shares to be issued in respect of restricted share units, or approximately % if the underwriters exercise their over-allotment option in full. Our partners will enter into the voting agreement described below.

•	Our public shareholders will own approximately % of our Class A common shares, or approximately % if the underwriters exercise their over-allotment option in full.

      The PricewaterhouseCoopers firms and their partners and shareholders intend to dispose of all of their equity in us as a result of the concurrent Class A common shares offering. In the event, however, these firms and their partners and shareholders continue to hold any of our Class A common shares or equity in our subsidiaries, they will be subject to voting and other restrictions as described under “Arrangements with the PricewaterhouseCoopers Network of Firms—Shareholders Agreement.” The percentage of our Class A common shares that these firms and their partners and shareholders will be permitted to hold immediately following the closing of the concurrent Class A common shares offering will be equal to or less than the percentage set forth in a no-action letter that we expect the Securities and Exchange Commission to issue in connection with our separation. The no-action letter, if granted as currently proposed by us, would provide that the SEC would take no action to attribute our business activities following the closing of the concurrent Class A common shares offering to the PricewaterhouseCoopers firms so long as these firms hold less than a specified percentage of our equity and other specified conditions are met. We have proposed that this percentage be less than 20% of our Class A common shares outstanding immediately following the closing of the concurrent Class A common shares offering, calculated as if all Monday SCA Class I common shares and all exchangeable shares issued by one of Monday SCA’s subsidiaries had been redeemed or exchanged on a one-for-one basis for our Class A common shares.

      Firms in the PricewaterhouseCoopers network that are not transferring a management consulting and technology services business to us will fall into one of the following categories.

•	Firms with no management consulting and technology services businesses. If these firms enter into noncompetition agreements with us, we will give them a cash payment.

•	Firms not invited to transfer their management consulting and technology services businesses to us. Except as described below, if these firms agree to enter into noncompetition agreements with us and wind down their management consulting and technology services businesses that would not be allowed to compete with us pursuant to the terms of the noncompetition agreements, we will give them a cash payment. Otherwise, they will lose the right to use the PricewaterhouseCoopers name in connection with their management consulting and technology services businesses, and we will be free to compete with them. In the case of firms with business process management services businesses that are not being transferred to us, these businesses will remain with the PricewaterhouseCoopers firms and continue to be operated. Excluding business process management services businesses, the management consulting and technology services businesses of firms not invited to transfer these businesses represented approximately 2% of our revenues for fiscal year 2001. The business process management services businesses not being transferred to us represented approximately 3% of our revenues for fiscal year 2001.

•	Firms electing to transfer their management consulting and technology services businesses to us but which are unable to satisfy participation conditions at the time of the concurrent Class A common shares offering. The board of the global coordinating entity for the PricewaterhouseCoopers network of firms, in its good faith discretion, has the right under the rollup agreements to allow these firms to complete the transfer to us within a period of time, not to exceed one year, following the closing of the concurrent Class A common shares offering. If this board grants such an extension, we are required to close the transfer during the extension period pursuant to the terms of the rollup agreement. If this board does not grant such an extension or if a PricewaterhouseCoopers firm ultimately fails to consummate a transfer within the extension period, the firm will be asked to enter into a noncompetition agreement with us, to wind down its management consulting and technology services business that would not be allowed to compete with us pursuant to the terms of the noncompetition agreement and to execute a shareholders agreement, if applicable. If the firm enters into these arrangements with us, we will give them a cash payment or Class A common shares, at our discretion, which shares would be in an amount less than the firm would have received if it had transferred its management consulting and technology services business to us. If the firm fails to enter into these arrangements with us, the firm may no longer use the PricewaterhouseCoopers name in connection with its management consulting and technology services business, and we will be free to compete with the firm. We currently expect that the PricewaterhouseCoopers firm in China will transfer its management consulting and technology services business to us after the closing of the concurrent Class A common shares offering due to regulatory reasons.

      The amount of consideration to be paid to the PricewaterhouseCoopers firms that enter into a noncompetition agreement with us will depend on a variety of factors, including the size of the particular PricewaterhouseCoopers firms. The total compensation paid to these firms is not expected to exceed $      million.

      Our partners will enter into a voting agreement with each other and us that, among other things, will provide that a separate, preliminary vote of our partners will be conducted prior to any vote of our shareholders. The effect of the voting agreement is that most of our Class A common shares and our Class X common shares held by our partners will be voted as a single block. Because our partners will hold approximately      % of the aggregate voting power of our Class A common shares and our Class X common shares, or      % if the underwriters’ over-allotment option is exercised in full, following the closing of this offering, the decision of our partners holding our Class A common shares and our Class X common shares subject to the voting agreement likely would have a significant effect on any shareholder vote, including a vote with respect to any offer to acquire us. Our partners have agreed not to approve any acquisition transaction unless two-thirds of our partners vote to approve the transaction.

      Please see “Our Organizational Structure,” “Arrangements with the PricewaterhouseCoopers Network of Firms,” “Arrangements With Our Partners,” “Principal and Selling Shareholders in the Concurrent Class A Common Shares Offering,” “Description of the PEPS Units” and “Description of Share Capital” for additional information about our organizational structure and shareholders.

THE OFFERING

      In this section, the words “we”, “us” and “our” refer only to Monday Ltd and not to any of its subsidiaries.

What are the components of a PEPS Unit?

      Each PEPS Unit consists of a purchase contract issued by us and, initially, a $25 principal amount senior note due                                  , 2008 issued by Monday Finance SA. Monday Finance SA is an indirect wholly-owned subsidiary of Monday SCA, which is our majority-owned subsidiary. Monday SCA has agreed to absolutely, irrevocably and unconditionally guarantee the payment of principal, interest, additional amounts, if any, and premium, if any, on the senior notes. We refer to the senior notes due 2008 issued by Monday Finance SA and the related guarantee by Monday SCA collectively as the senior notes. The senior note that is a component of each PEPS Unit is owned by you, but it will be pledged to us to secure your obligations under the purchase contract. If a special event redemption occurs, as described in this prospectus, the applicable ownership interest in the Treasury portfolio will replace the senior note as a component of each PEPS Unit and will be pledged to us to secure your obligations under the related purchase contract.

What is a purchase contract?

      Each purchase contract underlying a PEPS Unit obligates the holder of the purchase contract to purchase, and obligates us to sell, on                                  , 2006, which we refer to as the purchase contract settlement date, for $25 in cash, a number of our newly issued Class A common shares equal to the settlement rate. The settlement rate will be calculated, subject to adjustment under the circumstances set forth under “Description of the Purchase Contracts—Anti-dilution Adjustments,” as follows:

•	if the applicable market value of our Class A common shares is equal to or greater than the threshold appreciation price of $ , the settlement rate will be ;

•	if the applicable market value of our Class A common shares is less than the threshold appreciation price but greater than the reference price of $ , the settlement rate will be equal to $25 divided by the applicable market value; and

•	if the applicable market value is less than or equal to the reference price of $ , the settlement rate will be .

      “Applicable market value” means the average of the closing price per share of our Class A common shares on each of the twenty consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date. The “reference price” is the initial public offering price of our Class A common shares.

Can I settle the purchase contract early?

      You may settle a purchase contract at any time following                                  , 2003 (12 calendar months following the initial public offering of our Class A common shares) through the fifth business day immediately preceding the purchase contract settlement date using cash, in which case                 of our Class A common shares will be issued pursuant to the purchase contract. In addition, if we are involved in a merger in which at least 30% of the consideration for our Class A common shares consists of cash or cash equivalents, then each holder of a purchase contract will have the right to accelerate and settle the purchase contract at the settlement rate in effect immediately prior to the closing of the cash merger. You may settle purchase contracts early only in integral multiples of 40 purchase contracts.

      Your early settlement right is subject to the condition that if required under the U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect covering the Class A common shares deliverable upon settlement of a purchase contract. We will use our reasonable best efforts to have a registration statement in effect covering such Class A common shares if so required by U.S. federal securities laws.

What are the components of a Treasury PEPS Unit?

      Each Treasury PEPS Unit consists of a purchase contract and a Treasury security. The Treasury security is a 2.5% undivided beneficial interest in a zero-coupon U.S. Treasury security with a principal amount of $1,000 that matures on                 , 2006 (Cusip No.                 ). The Treasury security that is a component of each Treasury PEPS Unit will be owned by the holder of the Treasury PEPS Unit, but it will be pledged to us to secure the holder’s obligations under the purchase contract.

How can I create Treasury PEPS Units from PEPS Units?

      Each holder of PEPS Units will have the right, at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date, to substitute for the related senior notes or, if the Treasury portfolio has replaced the senior notes as a result of a special event redemption, applicable ownership interests in the Treasury portfolio, as the case may be, Treasury securities with a total principal amount at maturity equal to the aggregate principal amount of the senior notes or applicable ownership interests in the Treasury portfolio for which substitution is being made. This substitution will create Treasury PEPS Units, and the applicable senior notes or applicable ownership interests in the Treasury portfolio, as the case may be, will be released to the holder. Because Treasury securities are issued in multiples of $1,000, holders of PEPS Units may make this substitution only in integral multiples of 40 PEPS Units. However, if the Treasury portfolio has replaced the senior notes, holders of PEPS Units may make substitutions only in multiples of                  PEPS Units.

How can I recreate PEPS Units from Treasury PEPS Units?

      Each holder of Treasury PEPS Units will have the right, at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date, to substitute senior notes or, if the Treasury portfolio has replaced the senior notes as a result of a special event redemption, applicable ownership interests in the Treasury portfolio for the related Treasury securities held by the collateral agent, in an aggregate principal amount of such senior notes or applicable ownership interest in the Treasury portfolio, as the case may be, equal to the aggregate principal amount at maturity of the Treasury securities. This substitution would recreate PEPS Units, and the applicable Treasury securities would be released to the holder. Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury PEPS Units may make these substitutions only in integral multiples of 40 Treasury PEPS Units. However, if the Treasury portfolio has replaced the

senior notes, holders of the Treasury PEPS Units may make substitutions only in integral multiples of                 Treasury PEPS Units.

What payments am I entitled to as a holder of PEPS Units?

      Holders of PEPS Units will receive quarterly cash distributions consisting of interest payments on the senior notes payable by Monday Finance SA or distributions on the applicable ownership interest in the Treasury portfolio, in each case at the rate of            % per year.

Are the interest payments deferrable?

      No. Monday Finance SA may not defer interest payments on the senior notes.

What are the payment dates for the PEPS Units?

      The payments described above in respect of the PEPS Units will be payable quarterly in arrears on                       ,                       ,                       and                       of each year, commencing                       , 2002. These payments will be payable to but excluding the earlier of the purchase contract settlement date and the most recent quarterly payment date on or before any early settlement of the related purchase contracts.

What payments will I be entitled to if I create Treasury PEPS Units?

      Holders of Treasury PEPS Units will not be entitled to receive any cash distributions. However, original issue discount will accrue on each related Treasury security.

What is remarketing?

      Remarketing allows PEPS Units holders to satisfy their obligations under the related purchase contracts by reselling the senior notes which are a component of the PEPS Units through the remarketing agent and using the proceeds of the remarketing to pay the purchase price under the related purchase contracts. Unless the Treasury portfolio has replaced the senior notes as a component of the PEPS Units, if a PEPS Unit holder fails to notify the purchase contract agent on or prior to the fifth business day immediately preceding the purchase contract settlement date of its intention to pay cash to satisfy its obligation under the related purchase contracts, or fails to deliver such cash on or prior to the fourth business day immediately preceding the purchase contract settlement date, the senior notes that are a component of such PEPS Unit will be remarketed on the third business day immediately preceding the purchase contract settlement date, unless a condition to the remarketing is not satisfied. The remarketing agent will use its reasonable best efforts to remarket the notes, bearing the reset rate described below, at a price that results in proceeds of approximately 100.25% of the aggregate principal amount of the senior notes remarketed. However, the remarketing shall be considered successful if the resulting proceeds are at least equal to 100% of such aggregate principal amount.

      Upon a successful remarketing, the portion of the proceeds equal to the aggregate principal amount of the senior notes remarketed will automatically be applied to satisfy in full the PEPS Unit holders’ obligations to purchase our Class A common shares under the related purchase contracts. If any proceeds remain after satisfying such obligations, the remarketing agent will deduct as a remarketing fee an amount not exceeding 25 basis points (.25%) of the aggregate principal amount of the senior notes remarketed and remit any remaining proceeds for the benefit of the holders.

What happens if the senior notes are not successfully remarketed?

      If the remarketing of the senior notes fails because the remarketing agent cannot obtain a price of at least 100% of the total principal amount of the senior notes remarketed or because a condition precedent to the remarketing has not been satisfied, the interest rate on the senior notes will not be reset. Following a failed remarketing, we will exercise our rights as a secured party to retain the senior notes pledged as collateral or dispose of them in accordance with applicable law. Following such action, the PEPS Units holders’ obligations to purchase our Class A common shares under the related purchase contracts on the purchase contract settlement date will be satisfied in full. Following a failed remarketing, holders of senior notes that are not part of PEPS Units will have the right to put the senior notes to Monday Finance SA on                       , 2006 (the date six weeks following the purchase contract settlement date), upon at least three business days’ prior notice at a price per senior note of $25, plus accrued and unpaid interest and additional amounts, if any.

If I am holding a senior note as a separate security can I participate in the remarketing?

      Holders of senior notes that are not components of PEPS Units may elect, in the manner described in this prospectus, to have their senior notes included in the remarketing by the remarketing agent.

Besides participating in a remarketing, how else may I satisfy my obligations under the purchase contracts?

      Holders of PEPS Units or Treasury PEPS Units may satisfy their obligations, or their obligations will be terminated, under the purchase contracts as follows:

•	through early settlement by the delivery of cash to the purchase contract agent at any time following , 2003 (12 calendar months following the initial public offering of our Class A common shares) through the fifth business day immediately preceding the purchase contract settlement date; provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering the Class A common shares to be delivered in respect of the purchase contracts being settled;

•	in the case of holders of PEPS Units, unless the Treasury portfolio has replaced the senior notes as a component of the PEPS Units, by settling the related purchase contracts with cash on the fourth business day immediately preceding the purchase contract settlement date, pursuant to prior notification to the purchase contract agent;

•	in the case of holders of Treasury PEPS Units, or PEPS Units if the Treasury portfolio has replaced the senior notes as a component of the PEPS Units, through the automatic application of the proceeds of the disposition of the Treasury securities or the Treasury portfolio, as the case may be; or

•	without any further action, upon the termination of the purchase contracts as a result of our bankruptcy, insolvency or reorganization.

What interest payments will I receive on the senior notes?

      Interest on the senior notes will be payable initially at the annual rate of      % per year to, but excluding, the reset effective date, which will be the third business day following the date of a successful remarketing of the senior notes, and will be paid quarterly in arrears. Following a reset of the interest rate, the interest rate on the senior notes will equal the reset rate from, and including, the reset effective date to, but excluding,                 , 2008 (the maturity date of the senior notes) and interest will be paid semi-annually in arrears. If there is not a successful remarketing of the senior notes, the interest rate will not be reset and the senior notes will continue to bear interest at the initial interest rate, payable quarterly in arrears.

What are the payment dates on the senior notes?

      Interest on the senior notes initially will be payable quarterly in arrears on each                       ,                       ,                       and                       , commencing                       , 2002. Following a successful remarketing, interest on the senior notes will be payable semi-annually in arrears on each                       and                       , commencing                       , 2007 (the date six months following the purchase contract settlement date).

What is the reset rate?

      The reset rate will be the interest rate determined by the remarketing agent as the rate the senior notes should bear in order for the senior notes remarketed to have an approximate aggregate market value on the remarketing date of 100.25% of the aggregate principal amount of such senior notes. The reset rate will become effective three business days following the date of a successful remarketing. The interest rate on the senior notes will not be reset if there is not a successful remarketing.

      The reset rate may not, however, exceed the maximum rate, if any, permitted by applicable law.

When may the senior notes be redeemed?

      The senior notes are redeemable at the option of Monday Finance SA, in whole but not in part, upon the occurrence and continuation of a tax event or an accounting event. Following any such redemption of the senior notes, which we refer to as a special event redemption, prior to the purchase contract settlement date, the redemption price for the senior notes that are a component of PEPS Units will be paid to the collateral agent, who will purchase the Treasury portfolio and remit any remaining proceeds to the holders. Thereafter, the applicable ownership interest in the Treasury portfolio will replace the senior notes as a component of PEPS Units and will be pledged to us. Holders of senior notes that are not a component of PEPS Units will receive the redemption price paid in such special event redemption.

What is the Treasury portfolio?

      The Treasury portfolio is a portfolio of zero-coupon U.S. Treasury securities consisting of:

•	interest or principal strips of U.S. Treasury securities that mature on or prior to the business day immediately preceding the purchase contract settlement date in an aggregate amount equal to the principal amount of the senior notes included in the PEPS Units, and

•	with respect to each scheduled payment date for the senior notes that occurs after the special event redemption date and on or before the purchase contract settlement date, interest or principal strips of U.S. Treasury securities that mature on or prior to the business day immediately preceding that payment date in an aggregate amount equal to the aggregate interest payment that would be due on that payment date on the aggregate principal amount of the senior notes included in the PEPS Units.

What is the ranking of the senior notes?

      The senior notes will rank equally and ratably with all of the other unsecured and unsubordinated obligations of Monday Finance SA. The indenture under which the senior notes will be issued will not limit the ability of Monday Finance SA to issue or incur other debt or issue preferred stock or prohibit the creation of liens on its assets. See “Description of the Senior Notes.”

What is the guarantee from Monday SCA?

      Monday SCA will agree in the senior note indenture to absolutely, irrevocably and unconditionally guarantee the payment of principal, interest, additional amounts, if any, and premium, if any, on the senior notes. The guarantee of the senior notes will rank equally and ratably with all of the other unsecured and unsubordinated obligations of Monday SCA. Because Monday SCA is a holding company that derives all of its income from its operating subsidiaries, the guarantee of the senior notes will be effectively subordinated to liabilities of, including any debt and preferred stock which may be incurred or issued by, those subsidiaries. The senior note indenture will not limit the ability of Monday SCA or its subsidiaries to incur or issue debt or preferred stock or prohibit the creation of liens on their assets. See “Description of the Senior Notes—Guarantees.” Despite its holding company nature, Monday SCA is not a holding company within the meaning of Luxembourg’s Law of 31st July 1929.

What are the U.S. federal and other income tax consequences related to the PEPS Units and the Treasury PEPS Units?

           Luxembourg Tax Considerations

      Under current Luxembourg law, no income, withholding or other taxes or stamp or other duties are imposed in Luxembourg upon the issue, transfer or sale of the senior notes or on any payments under the senior notes, except, in some circumstances, to holders that for Luxembourg tax purposes are resident in or have a permanent establishment in Luxembourg.

           Bermuda Tax Considerations

      Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of the purchase contracts or Class A common shares issued under the purchase contracts or on any payments on Class A common shares, except, in some circumstances, to persons ordinarily resident in Bermuda.

           United States Federal Income Tax Considerations for U.S. Holders

      Because a PEPS Unit will consist of a purchase contract and a senior note, the purchase price of each PEPS Unit will be allocated between the purchase contract and the senior note in proportion to their relative fair market values at the time of purchase. We expect that as of the date of issuance

of the PEPS Units, the fair market value of each purchase contract will be $           and the fair market value of each senior note will be $           .

      If a holder owns PEPS Units, such holder will include in gross income interest payments on the senior notes when such interest is paid or accrued in accordance with the holder’s regular method of tax accounting. In addition, under the allocation described above of the purchase price of a PEPS Unit between the related senior note and purchase contract, the principal amount of the senior note will be greater than the portion of the purchase price allocated to the senior note, and the senior note will thus be considered for U.S. federal income tax purposes to have been issued with original issue discount, in an amount equal to such excess. You will be required to include this original issue discount in income for U.S. federal income tax purposes as it accrues over the period from the original issue date through the reset effective date, in accordance with a constant-yield method based on a compounding of interest.

      If a holder owns Treasury PEPS Units or PEPS Units when the Treasury portfolio has replaced the senior notes, such holder will be treated as the owner of the applicable Treasury securities for United States federal income tax purposes and will be taxed accordingly on interest income, including original issue discount and acquisition discount, gain and loss realized with respect to such securities.

      Because there is no statutory, judicial or administrative authority directly addressing the tax treatment of PEPS Units or instruments similar to PEPS Units, each holder is urged to consult its own tax advisor concerning the tax consequences of an investment in PEPS Units.

FOR ADDITIONAL INFORMATION, SEE “MATERIAL INCOME TAX CONSEQUENCES” IN THIS PROSPECTUS, STARTING ON PAGE      .

Will the PEPS Units be listed on a stock exchange?

      We will apply to list the PEPS Units on the New York Stock Exchange under the symbol “           .” Neither the Treasury PEPS Units nor the senior notes will initially be listed and we do not have any obligation or current intention to apply for a separate listing of either of those securities.

Are there conditions to the closing of this offering of the PEPS Units?

      The closing of this offering of PEPS Units is conditioned upon the successful closing of the initial public offering of our Class A common shares, which are offered pursuant to a separate prospectus. See “—Concurrent Class A Common Shares Offering” below.

What are the uses of proceeds from the offering?

      Monday Finance SA will distribute or loan the net proceeds of this offering to Monday SCA, or entities controlled by Monday SCA, which will use such proceeds (1) to pay separation and transaction expenses, (2) to acquire businesses from PricewaterhouseCoopers firms in several countries, (3) as consideration for the receipt of noncompetition agreements from several PricewaterhouseCoopers firms and (4) for general corporate purposes. See “Use of Proceeds.”

THE OFFERING—EXPLANATORY DIAGRAMS

      The following diagrams demonstrate some of the key features of the purchase contracts, PEPS Units, Treasury PEPS Units and senior notes and the transformation of PEPS Units into Treasury PEPS Units and senior notes.

      The following diagrams assume that the senior notes are successfully remarketed and the interest rate on the senior notes is reset on the third business day immediately preceding the purchase contract settlement date.

Purchase Contracts

      PEPS Units and Treasury PEPS Units both include a purchase contract under which the investor agrees to purchase our Class A common shares at the end of four years.

(1)	The “reference price” is $ , which is the initial public offering price of our Class A common shares.

(2)	The “threshold appreciation price” is $ .

(3)	If the applicable market value of our Class A common shares is less than or equal to the reference price, the number of shares to be delivered will be calculated by dividing $25 by the reference price.

(4)	If the applicable market value of our Class A common shares is between the reference price and the threshold appreciation price, the number of shares to be delivered will be calculated by dividing $25 by the applicable market value.

(5)	If the applicable market value of our Class A common shares is equal to or greater than the threshold appreciation price, the number of shares to be delivered will be calculated by dividing $25 by the threshold appreciation price.

(6)	The “applicable market value” means the average of the closing price per share of our Class A common shares on the 20 consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date.

PEPS Units

      A PEPS Unit consists of two components as described below:

Purchase Contact	Senior Note

(Owed to Holder of PEPS Unit by Monday Ltd) Class A Common Shares	(Owed to Holder of PEPS Unit by Monday Finance SA) % per annum paid quarterly guaranteed by Monday SCA (reset in connection with remarketing and paid semi-annually thereafter)
(Owed to Monday Ltd by Holder of PEPS Unit) $25 at Settlement (end of year 4)	(Owed to Holder of PEPS Unit by Monday Finance SA) $25 at Maturity (end of year 6) guaranteed by Monday SCA

•	The holder owns the senior note but will pledge it to us to secure its obligations under the purchase contract.

•	If the Treasury portfolio has replaced the senior notes as a result of a special event redemption, the applicable ownership interest in the Treasury portfolio will be a component of a PEPS Unit and will be pledged to us to secure the holder’s obligations under the purchase contract.

•	Following a successful remarketing of the senior notes, interest on the senior notes will be paid semi-annually at the reset rate.

Treasury PEPS Units

      A Treasury PEPS Unit consists of two components as described below:

Purchase Contract	Zero Coupon

Treasury Security

(Owed to Holder of Treasury PEPS Unit by Monday Ltd) Class A Common Shares
(Owed to Monday Ltd by Holder of Treasury PEPS Unit) $25 at Settlement (end of year 4)	(Owed to Holder of Treasury PEPS Unit) $25 at Maturity (end of year 4)

•	The investor owns the Treasury security but will pledge it to us to secure its obligations under the purchase contract.

Senior Notes

      Senior notes have the terms described below:

Senior Note

(Owed to Holder of
Senior Note by Monday
Finance SA)

% per annum
paid quarterly
guaranteed by Monday SCA

(reset in connection with
remarketing and paid
semi-annually thereafter)
________________________________________________________________________________

(Owed to Holder of
Senior Note by Monday
Finance SA)

$25 at Maturity
(end of year 6)
guaranteed by Monday SCA
________________________________________________________________________________

Transforming PEPS Units into Treasury PEPS Units and Senior Notes

•	To create a Treasury PEPS Unit, the investor separates a PEPS Unit into its components—the purchase contract and the senior note—and then combines the purchase contract with a zero-coupon Treasury security that matures concurrently with the maturity of the purchase contract.

•	The investor owns the Treasury security but will pledge it to us to secure its obligations under the purchase contract.

•	The Treasury security together with the purchase contract constitutes a Treasury PEPS Unit. The senior note, which is no longer a component of the PEPS Unit, is tradable as a separate security.

•	If the Treasury portfolio has replaced the senior notes as a component of the PEPS Units, and a holder of a PEPS Unit creates a Treasury PEPS Unit, the applicable ownership interest in the Treasury portfolio, rather than the senior notes, will be released to such holder.

•	The investor can also transform Treasury PEPS Units and senior notes into PEPS Units. Following that transformation, the Treasury security, which is no longer a component of the Treasury PEPS Unit, is tradable as a separate security.

•	The transformation of PEPS Units into Treasury PEPS Units and senior notes, and the transformation of Treasury PEPS Units and senior notes into PEPS Units, requires certain minimum amounts of securities, as more fully described in this prospectus.

Concurrent Class A Common Shares Offering

      The closing of this offering of PEPS Units is conditioned upon the successful closing of the concurrent initial public offering of our Class A common shares, which are offered pursuant to a separate prospectus. Unless the underwriters exercise their over-allotment option, we will not receive any proceeds from the concurrent initial public offering of our Class A common shares, which are being sold by firms in the PricewaterhouseCoopers network and partners and shareholders of some of those firms.

Assumptions

Unless otherwise indicated, all information contained in this prospectus:

•	assumes no exercise of the underwriters’ option in the concurrent Class A common shares offering to purchase approximately million Class A common shares to cover over-allotments;

•	does not take into account approximately million Class A common shares reserved for issuance under benefit plans for our partners, other employees and directors, including approximately million restricted Class A common shares and Class A common shares underlying restricted share units granted to our partners and approximately million Class A common shares issuable upon exercise of options to be granted to our directors and most of our employees upon the closing of this offering; and

•	does not take into account approximately million Class A common shares, or up to million Class A common shares in total if the underwriters for this offering exercise their option to purchase additional PEPS Units in full, reserved for issuance upon the settlement of the purchase contracts.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

      The following tables set forth summary historical and pro forma combined financial data for Monday Ltd and Monday SCA derived from our audited combined financial statements at June 30, 2000 and 2001, and for fiscal years ended June 30, 1999, 2000 and 2001, our unaudited combined balance sheet at March 31, 2002, our unaudited combined income statements before partner distributions and benefits for the nine months ended March 31, 2001 and 2002, and the unaudited pro forma combined financial statements of Monday Ltd and Monday SCA, in each case, together with the accompanying notes to these statements. We have included unaudited historical summary and pro forma combined financial data for both Monday Ltd and Monday SCA because our PEPS Units are comprised of purchase contracts issued by Monday Ltd and senior notes issued by Monday Finance SA, a wholly owned indirect subsidiary of Monday SCA. Monday SCA is guaranteeing the Monday Finance SA senior notes. The principal difference between the historical summary and pro forma combined financial data for Monday Ltd and Monday SCA relates to the minority interest of some of our partners in Monday SCA. The tables also include net revenues, which is revenues after deducting reimbursables and subcontractor costs, for these periods. Our fiscal year ends on June 30.

      Our business will be comprised of the management consulting and technology services businesses to be transferred to us immediately prior to the closing of the concurrent Class A common shares offering by some of the firms in the PricewaterhouseCoopers network of firms, or by the partners or shareholders of some of these firms, as part of our separation from the network. The combined financial statements and notes to these statements, however, contain historical financial results and assets and liabilities for management consulting and technology services businesses of firms in the PricewaterhouseCoopers network that are not being transferred to us as part of our separation. Accordingly, the historical financial information set forth below includes the financial results and assets and liabilities of businesses that Monday Ltd or Monday SCA, as the case may be, will not own after our separation, which financial results and assets and liabilities are not material to Monday Ltd or Monday SCA, as the case may be. Please see “Arrangements with the PricewaterhouseCoopers Network of Firms” for a description of our separation and the unaudited pro forma combined financial statements of Monday Ltd and Monday SCA and notes to these statements for a pro forma presentation of the financial results of our business, which excludes the financial results and assets and liabilities of management consulting and technology services businesses that we will not own after our separation.

      The historical financial results and assets and liabilities of the businesses being transferred to Monday Ltd and Monday SCA as part of our separation contained in our combined financial statements do not reflect what Monday Ltd’s and Monday SCA’s financial results and assets and liabilities in the future as separate public companies will be or what their financial results and assets and liabilities in the future as separate public companies would have been had they been separate public companies with these businesses during the periods presented for various reasons. For example, compensation for our partners was not reflected in combined income statements before partner distributions and benefits as an expense. Please see the unaudited pro forma combined financial statements of Monday Ltd and Monday SCA and notes to these statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes to these statements for a more detailed discussion of these reasons.

      The unaudited pro forma combined income statement data for the year ended June 30, 2001, and the nine months ended March 31, 2001 and 2002, was prepared as if our separation and the related transactions described below, including the concurrent offerings, had occurred as of July 1, 2000. The unaudited pro forma combined balance sheet data was prepared as if our separation and the related transactions had occurred as of March 31, 2002. The unaudited pro forma combined financial statements give pro forma effect to a number of items, including the following:

•	our separation and the related transactions described under “Arrangements with the PricewaterhouseCoopers Network of Firms,”

•	the retention by the PricewaterhouseCoopers network of firms of debt included in “Amounts due to the PwC Network” in the combined financial statements,

•	compensation and benefits under our new compensation structure that we would have paid to partners had we been a corporation in the historical periods,

•	provision for corporate income taxes,

•	the exclusion of the financial results and assets and liabilities of the management consulting and technology services businesses of PricewaterhouseCoopers firms that are not being transferred to us as part of our separation, which are not material to us, and

•	the concurrent offerings.

      The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to the unaudited pro forma combined financial statements of Monday Ltd and Monday SCA for a more detailed discussion of how the adjustments described above are presented in the unaudited pro forma combined financial statements of Monday Ltd and Monday SCA. The unaudited pro forma combined income statements do not give effect to one-time events directly attributable to our transition to a corporate structure and related transactions because of their nonrecurring nature. This summary pro forma combined financial data is illustrative only and does not purport to represent what the financial position and results of operations of Monday Ltd and Monday SCA actually would have been had our separation and related transactions occurred on the dates indicated or what their future performance as separate public companies will be.

      You should read the summary historical and pro forma combined financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements of Monday Ltd and Monday SCA and notes to these statements and our combined financial statements and notes to these statements.

MONDAY LTD

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

				Pro Forma			Pro Forma
	Historical			as adjusted	Historical		as adjusted

					Nine Months		Nine Months
				Year Ended	Ended		Ended
	Year Ended June 30,			June 30,	March 31,		March 31,

	1999	2000	2001	2001	2001	2002(3)	2002

	(in thousands, except per share data)
Income Statement Data:
Revenues	$6,230,609	$7,130,959	$7,481,003	$	$5,637,753	$5,005,260	$
Cost of services(1)	2,964,870	3,501,153	3,825,639		2,891,832	2,524,357
Reimbursables and subcontractor costs	1,212,798	1,341,290	1,516,429		1,141,532	1,041,011

Total cost of services(1)	4,177,668	4,842,443	5,342,068		4,033,364	3,565,368
Selling, general and administrative expenses(1)	1,408,261	1,595,085	1,586,126		1,157,117	965,839
Goodwill amortization	46,946	54,911	57,007		42,995	44,817

Operating income(1)	597,734	638,520	495,802		404,277	429,236
Interest income	2,816	1,918	2,553		1,914	4,544
Interest expense	(34,816)	(47,918)	(58,553)		(44,914)	(33,616)
Other income (expense)	—	11,619	(15,618)		(7,910)	98

Income before partner distributions and benefits	$565,734	$604,139	$424,184		$353,367	$400,262

Income before income taxes
Provision for income tax

Income (loss) before minority interest
Minority interest

Net income (loss)				$			$

Earnings per share data:
Earnings per share:
basic				$			$

diluted				$			$

Weighted average number shares:
basic

diluted

Other Data:
Net revenues(2)	$5,017,811	$5,789,669	$5,964,574	$	$4,496,221	$3,964,249	$

				Pro Forma
	Historical			as adjusted

	As of		As of	As of
	June 30,		March 31,	March 31,

	2000	2001	2002	2002

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$74,352	$110,204	$115,193	$
Working capital	418,527	315,217	252,083
Goodwill, net	214,584	151,063	117,908
Total assets	2,199,024	1,988,499	1,807,168
Amounts due to the PwC Network	1,085,443	1,019,051	891,505
Long-term liabilities	219,357	165,709	132,405
PwC Network investment	567,218	503,034	429,255
Shareholders’ equity	—	—	—

(1)	Other than the “Pro Forma as adjusted” columns, excludes payments for partner distributions and benefits.

(2)	Net revenues are revenues after deducting reimbursables and subcontractor costs.

(3)	As of July 1, 2001, new arrangements were established for sharing cost between the various lines of business in the PricewaterhouseCoopers network of firms. See Note 4 to our unaudited financial statements for the period ended March 31, 2002.

MONDAY SCA

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

				Pro Forma			Pro Forma
	Historical			as adjusted	Historical		as adjusted

					Nine Months		Nine Months
				Year Ended	Ended		Ended
	Year Ended June 30,			June 30,	March 31,		March 31,

	1999	2000	2001	2001	2001	2002(3)	2002

	(in thousands, except per share data and ratio)
Income Statement Data:
Revenues	$6,230,609	$7,130,959	$7,481,003	$	$5,637,753	$5,005,260	$
Cost of services(1)	2,964,870	3,501,153	3,825,639		2,891,832	2,524,357
Reimbursables and subcontractor costs	1,212,798	1,341,290	1,516,429		1,141,532	1,041,011

Total cost of services(1)	4,177,668	4,842,443	5,342,068		4,033,364	3,565,368
Selling, general and administrative expenses(1)	1,408,261	1,595,085	1,586,126		1,157,117	965,839
Goodwill amortization	46,946	54,911	57,007		42,995	44,817

Operating income(1)	597,734	638,520	495,802		404,277	429,236
Interest income	2,816	1,918	2,553		1,914	4,544
Interest expense	(34,816)	(47,918)	(58,553)		(44,914)	(33,616)
Other income (expense)	—	11,619	(15,618)		(7,910)	98

Income before partner distributions and benefits	$565,734	$604,139	$424,184		$353,367	$400,262

Income before income taxes
Provision for income tax

Net income (loss)				$			$

Other Data:
Net revenues(2)	$5,017,811	$5,789,669	$5,964,574	$	$4,496,221	$3,964,249	$
Ratio of earnings to fixed charges(4)	8.03	7.06	4.95		5.31	6.51

				Pro Forma
	Historical			as adjusted

	As of		As of	As of
	June 30,		March 31,	March 31,

	2000	2001	2002	2002

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$74,352	$110,204	$115,193	$
Working capital	418,527	315,217	252,083
Goodwill, net	214,584	151,063	117,908
Total assets	2,199,024	1,988,499	1,807,168
Amounts due to the PwC Network	1,085,443	1,019,051	891,505
Long-term liabilities	219,357	165,709	132,405
PwC Network investment	567,218	503,034	429,255
Shareholders’ equity	—	—	—

(1)	Other than the “Pro Forma as adjusted” columns, excludes payments for partner distributions and benefits.

(2)	Net revenues are revenues after deducting reimbursables and subcontractor costs.

(3)	As of July 1, 2001, new arrangements were established for sharing cost between the various lines of business in the PricewaterhouseCoopers network of firms. See Note 4 to our unaudited financial statements for the period ended March 31, 2002.

(4)	For purposes of calculating ratio of earnings to fixed charges, (i) earnings for the nine months ended March 31, 2000 and 2001 and the fiscal years ended June 30, 1999, 2000 and 2001 represent income before partner distributions and benefits and income taxes, (ii) earnings on a pro forma basis for the nine months ended March 31, 2002 and the fiscal year ended June 30, 2001 represent income before income taxes, and (iii) fixed charges represent interest expense and such portion of rental expenses which represents an appropriate interest factor.

RISK FACTORS

      You should carefully consider the following risk factors and all the other information contained in this prospectus before investing in the PEPS Units. The trading price of the PEPS Units, the Treasury PEPS Units, our Class A common shares and the senior notes, could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

      Our revenues have been declining and are expected to continue to decline through at least part of fiscal year 2003, and our separation from the PricewaterhouseCoopers network of firms may not prevent our revenues from continuing to decline.

      If we do not successfully maintain or, in some cases, reestablish relationships with our clients that have limited our services or denied us opportunities to bid for new engagements because they are audit clients of firms in the PricewaterhouseCoopers network, our separation may not result in an increase in revenues. Most of these audit clients are using our competitors to perform the services that we were not allowed to perform or for which we were not allowed to bid. Accordingly, we generally will not be able to regain these lost engagements or gain any additional, or add-on, work relating to these lost engagements. We cannot assure you that after the closing of the concurrent offerings we will be able to successfully obtain new engagements from these clients. The more time that passes during which these independence-related issues continue to constrain our business, the more that the quality of our relationships with these clients will deteriorate. In addition, opportunities to bid for engagements with these clients after the closing of the concurrent offerings will depend on our clients’ budget cycles and involve varying lead times, depending on the industry sector and the service offering involved.

      Furthermore, some clients have informed us that they will not view us as being separate from the PricewaterhouseCoopers network until the PricewaterhouseCoopers firms fully liquidate their ownership in us and our subsidiaries. Accordingly, if the PricewaterhouseCoopers firms and their partners do not dispose of all of their equity in us and our subsidiaries, we expect to continue to experience negative effects on our business from independence-related issues even though the SEC may have issued a no-action letter stating that they will not take any action to attribute our business activities to the PricewaterhouseCoopers firms so long as specified conditions are met. We cannot predict to what extent this continuing ownership, if any, would affect us.

      Even if we are successful in maintaining or, in some cases, reestablishing our relationships with most of these clients, we expect our net revenues to decline in the last quarter of fiscal year 2002 and at least the first quarter of fiscal year 2003 as compared to the sequentially prior quarter. In addition, we expect our net revenues to be lower, on a year over year basis, for at least a few quarters after the closing of the concurrent offerings. Because our revenues in any fiscal year are dependent in part on bookings made during previous fiscal years, we expect to experience the negative effects of independence-related issues on our revenues beyond fiscal year 2003. Bookings are the amount we expect to realize in revenues after deducting reimburseables and subcontracting costs, which we refer to as net revenues, over the life of an engagement for which we have entered into a contract with our client.

      In addition, while we believe that independence-related issues are a significant reason for our declining revenues, with the greatest impact being in our most recent fiscal quarter ended March 31, 2002, we believe that the effects of the global economic downturn described below have been more significant contributing factors to the overall decline in our revenues through March 31, 2002. In addition, we are undertaking a comprehensive review of our operations around the world. As part of the restructuring plan that will result from this review, we expect to reduce the number of our partners and other senior staff. Although we expect to focus our restructuring efforts on administrative and other non-client functions, we also will decrease the number of partners and other senior staff with client responsibilities, which may adversely affect our ability to generate new engagements. Accordingly, our separation alone may not prevent our revenues from continuing to decline. We also have described below other risks related to our business and our separation that may cause our revenues to continue to decline. Our profitability will decline if our revenues decline and we are unable to adequately reduce our costs.

      Please see “Auditor Independence Rules, the Enron Situation and the Proposed SEC No-Action Letter” for a general description of the laws, rules and regulations regarding auditor independence and see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview— Auditor Independence Rules, the Enron Situation and the Impact on Our Business” for a more detailed description of these rules and the Enron situation and their impact on our business, including our bookings and historical and expected revenues.

      Because our fees and our ability to obtain new engagements are affected by economic conditions, the current economic downturn and future economic downturns may cause our revenues and profitability to decline.

      Our fees and our ability to obtain new engagements depend on the level of business activity of our clients, which in turn is affected by economic conditions. We cannot predict the impact that the current global economic downturn will have on our future revenues nor can we predict when economic conditions will improve. Our businesses in the United States, the United Kingdom and Germany historically have provided a substantial part of our revenues and income before partner distributions and benefits, which means that our revenues and profitability are particularly affected by economic conditions in these three countries. During an economic downturn, our clients and potential clients often reduce or defer existing contracts and delay entering into new engagements. In general, companies also reduce the amount of spending on information technology products and services during difficult economic times, resulting in limited implementations of new technology and smaller engagements. Because there are fewer engagements in a downturn, competition usually increases and fees generally decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry. Our gross margin, which is our revenues less our cost of services including reimbursables and subcontractor costs, also may decline in an economic downturn due to lower utilization of our client service personnel, which means fewer billable hours per employee, and pressure on the rates we charge. A decline in gross margin typically causes our profitability to decline.

      During fiscal year 2001, we began experiencing a significant reduction in the demand for our management consulting and technology services and increased competition for engagements, which we believe principally is the result of the effects of the general downturn in the United States and worldwide economies. This reduction in demand has continued into fiscal year 2002. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Trends in Our Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” for a discussion of the financial impact of the global economic downturn on our revenues and profitability in fiscal years 2001 and 2002.

      Because we do not currently have the skills and capabilities to fully implement our growth strategy to expand our application management and business process management services, we may not be successful in implementing this strategy, which may adversely affect our profitability and cause us to be at a competitive disadvantage.

      Although we have been providing application management and business process management services since 1991 and 1995, respectively, we have limited experience in providing these types of outsourcing services to clients on the scale and in the industries and solution areas contemplated by our growth strategy. Accordingly, we must expand and build our internal organization significantly to achieve our growth strategy. There are well established competitors providing these services that have greater financial resources than we do. To successfully build these services, we will need to hire new partners and client service staff who have skills and capabilities that are different than the skills and capabilities of most of our current partners and client service staff. Accordingly, we may not be successful in implementing our strategy to grow these services, which may adversely affect our profitability and may cause us to be at a competitive disadvantage relative to some of our largest competitors. In addition, our gross margin may decline as a result of the lower margins that are customary in the outsourcing industry or actions we take to grow market share. Our application management services are ongoing maintenance and development services for software applications used by clients, such as finance and accounting applications that control accounts payable, accounts receivable, inventory tracking and general ledger processing functions. Our business process management services are services provided by us to our clients in which entire processes, such as accounting and financial reporting processes, are administered and operated by us rather than by our clients’ staff. Application management and business process management services are types of outsourcing services. Historically, our business process management services have not been operated together with the other management consulting and technology services businesses being transferred to us as part of our separation.

      If we cannot maintain or expand our strategic alliances, we may not be able to implement part of our growth strategy, and our revenues and profitability may decline.

      We generate a substantial portion of our revenues from engagements that include the implementation of software developed by companies with which we have non-exclusive strategic alliances, including Oracle Corporation, PeopleSoft, Inc., SAP AG and Siebel Systems, Inc. In addition, the growth of our outsourcing services will depend upon our ability to continue our existing alliances and enter into new alliances with information technology outsourcing companies. The loss of any of these relationships or the inability to enter into new relationships could adversely affect our ability to realize part of our growth strategy and could cause our revenues and profitability to decline. Our alliances, including our strategic alliances, are relationships with technology companies and companies in other fields that extend our capabilities and service offerings. Our alliances generally include one or more of the following cooperative elements or agreements:

•	resale arrangements, in which technology vendors provide us with the ability to offer discounts to our clients on hardware and software,

•	development arrangements, in which we agree to jointly develop new capabilities for existing products or services,

•	joint marketing arrangements,

•	access to demonstration software licenses, which allow us to use software from our vendors as part of our development and marketing activities,

•	access to or discounts on training programs and

•	arrangements to dedicate client service staff and other resources to building the alliance relationship.

Although we have entered into agreements with most of the companies with which we have strategic alliances, many aspects of our relationship with those companies are not subject to written agreements.

      If one or more of the companies with which we have strategic alliances terminates our alliance, decides not to renew or extend our relationship or forms closer or preferred arrangements with our competitors, we may lose important benefits, although in the case of hardware or software companies we would continue to be able to deploy or implement their products. These benefits include the generation of leads for new engagements, the opportunity to resell products at attractive rates and the opportunity to provide input for the development of new products and services. We could lose these relationships for a number of reasons, some of which are outside our control, including business combinations between our competitors and companies with which we have alliance relationships and the companies with which we have relationships increasing their direct competition with us.

      Because our engagements often require us to make initial estimates of required resources and costs which may not be accurate, some of our engagements may not be profitable.

      Our revenues from engagements principally have been based on the hours incurred in providing services and our related expenses. We sometimes face client relationship limitations on our ability to recover for unanticipated effort and expense, even if the terms of our contracts permit us to recover for these costs. As part of the expansion of our outsourcing services, we plan to enter into fixed-price contracts which may have terms of five years or more. With fixed-price contracts, our fees are determined at the beginning of an engagement regardless of the actual time we spend. We face the risk that our estimates of the time and expense required to complete the project that we used to set our fees are inaccurate, resulting in an increased risk that these contracts may be unprofitable. As part of our strategy to grow our outsourcing business, we also plan to enter into a greater number of contracts where our revenues are linked to the cost savings realized by our clients. We previously were limited in our ability to enter into these types of contracts because of auditor independence-related constraints. Our increased use of these arrangements may increase the risk that our engagements are not profitable.

      The management consulting and technology services industry is highly competitive, and if we do not compete effectively, our revenues and profitability may decline.

      Our industry is highly fragmented and competitive, and our future success, including our ability to grow, depends on our ability to compete effectively. We compete against a number of different types of businesses, as described in “Business— Competition.” Because we will begin operating under our new brand upon our separation, most of our competitors will have greater brand recognition following the closing of the concurrent offerings, which may harm our ability to compete. In addition, the competitive conditions in our industry are changing. If we do not respond appropriately to these changes, our revenues and profitability may be adversely affected, and we may not realize part of our growth strategy. These competitive changes include the changes described below.

•	Most of our major competitors that were privately owned are now publicly owned or are divisions or subsidiaries of publicly owned companies. Accordingly, these competitors now have access to financial resources to grow their businesses that were unavailable to them several years ago. Some of our competitors have greater financial resources than we do, which may allow them to offer their services at lower prices to obtain greater market share or make greater investments in the development of new services.

•	Outsourcing services are becoming increasingly important to many businesses and organizations. We have occasionally lost bids in the past due to our limited ability to provide outsourcing services. Some of our competitors currently have much larger, stronger and more mature outsourcing businesses than we do. If we are unable to successfully grow our outsourcing services, we will be at a competitive disadvantage in obtaining engagements to provide outsourcing services. We also may face difficulty in winning new engagements from these businesses and organizations for other management consulting and technology services because of the competitive advantage a provider of outsourcing services has as a result of its role in day-to-day operations, greater visibility within the organization and potentially greater access to decision makers and information about a client’s needs and plans.

•	Many businesses and organizations are implementing preferred provider programs that rationalize, or reduce, the number of management consulting and technology services providers from which they receive services. To become or remain one of these preferred providers, in our experience these businesses and organizations generally are requiring service providers to provide a broad range of services and solutions. If we are unable to provide a broad range of services and solutions, including outsourcing services, we may be constrained in our ability to become or remain a preferred provider of these businesses and organizations. In addition to outsourcing services, we need to develop stronger capabilities in systems integration services, primarily in Europe, in order to compete effectively for engagements that require these services, particularly engagements that help transform a business and outsourcing engagements.

•	Technology companies, including some of the largest hardware and software companies, increasingly are providing technology services to businesses and organizations. We have alliance relationships with many of these companies, and our relationships with these companies may be adversely affected as they increasingly compete with us for client engagements.

•	The fallout from the Enron Corporation bankruptcy may result in further changes and consolidation in our industry. We cannot predict what effect those changes will have on our ability to compete.

      We will face competition from the PricewaterhouseCoopers firms, which may result in confusion among our clients and industry vendors and reduce our revenues.

      Although we have entered into noncompetition arrangements with the PricewaterhouseCoopers firms, following our separation we will face some competition from these firms. Pursuant to the terms of these arrangements, these firms will be able to offer some management consulting and technology services, such as most human resources services, to any client, including through existing consulting and advisory services businesses that are not being transferred to us. In addition, the PricewaterhouseCoopers firms will be permitted to provide all management consulting and technology services for clients that have less than a specified amount of annual revenues in the particular country where the services will be provided. In our three largest countries in terms of revenues, the country-specific revenue amounts are $400 million in the United States, $1 billion in the United Kingdom and $1 billion in Germany. These firms, however, will not be permitted to provide any of the restricted management consulting and technology services if those clients have $5 billion or more in aggregate annual consolidated worldwide revenues. The PricewaterhouseCoopers firms will continue to be able to offer these services under the PricewaterhouseCoopers name. These firms will not be permitted to use the “PricewaterhouseCoopers Consulting” or “PwC Consulting” name, although they will be able to continue to use names they currently use that include “Consulting” in the title. This competition may result in confusion among our clients and industry vendors. In addition, because they will compete with us, we may receive fewer leads from PricewaterhouseCoopers firms, even for companies to whom they are not permitted to provide consulting services, following the closing of the concurrent offerings.

      We believe that our business in Europe will be most affected by this competition and the loss of these leads. We believe that competition from the PricewaterhouseCoopers firms in Europe may be greater than competition elsewhere in the world because of the presence of existing consulting and advisory practices in some of these firms that are not being transferred to us in connection with our separation. These practices, which historically have not been operated together with the businesses being transferred to us, could provide the PricewaterhouseCoopers firms with a base upon which to increase competition with us, to the extent permitted by the noncompetition arrangements. In addition, we believe that leads for new engagements from other PricewaterhouseCoopers business units, such as the audit and accounting businesses, have recently been more important to our business in Europe, as compared to elsewhere in the world. This is because of the more fragmented nature of the European market, which we estimate has resulted in a greater number of engagements with smaller clients in Europe as compared to elsewhere in the world. Please see “Arrangements with the PricewaterhouseCoopers Network of Firms” for a more complete description of the noncompetition arrangements between us and the PricewaterhouseCoopers firms and a description of the practices that are not being transferred to us.

      If we fail to continuously offer innovative services and keep pace with changes in technology, our fees and our ability to obtain new engagements will be adversely affected and our revenues and profitability will decline.

      Our business depends, in part, on our ability to anticipate industry, business and technology trends that help businesses to become more competitive and profitable. To remain competitive, we will need to continue to develop new services and ideas for our clients that distinguish us from our competitors. We also will need to identify new and evolving technologies that will gain acceptance in the marketplace and develop alliance relationships with new leaders in technology as they emerge. If we fail to accomplish these objectives, we may be unable to compete effectively for new engagements, which may cause our revenues and profitability to decline. We may also invest resources in new services that are not competitive or that do not gain wide acceptance from our clients, which may cause our profitability to decline. When providing innovative services that distinguish us from our competitors, we generally are able to obtain higher margin fees. Over time, however, as our competitors begin to offer services which we may have developed or pioneered, we typically experience decreases in the amount of fees we can charge for these services.

      Our profitability will suffer if we are not able to maintain our fees and utilization rates and control our costs.

      Our gross margin, and therefore our profitability, is primarily a function of hours charged to clients by our client service staff, the average rate charged per hour of services provided, the number of our client service staff and their related compensation and benefits and our utilization rate. Our utilization rate is the number of hours charged to clients by our client service staff divided by the total available working hours for all our client service staff. Accordingly, if we are not able to maintain an appropriate utilization rate for our client service staff or increase or maintain the fees we charge for our services, we will not be able to sustain our gross margin and our profitability will suffer. For example, labor laws in some of the countries in which we operate constrain our ability to downsize our workforce if there is less demand for our services, which would cause our utilization rate to decline in these countries. Our profitability is also a function of our ability to control our costs and improve our efficiency. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Financial Statement Presentation” for a more detailed discussion of the factors which affect our fees, utilization rates and costs.

      If we fail to attract, hire and retain qualified personnel, we may not be able to successfully develop and market our services or efficiently manage our business.

      Our success is largely dependent on our ability over time to hire and retain large numbers of talented people. In particular, to implement our growth strategy, over time we will need to attract and retain additional skilled client service staff, particularly employees with strong technology skills. If we are unable to do so, we may not realize our growth objectives, and we may not be able to maintain or increase our revenues and profitability. To attract new client service staff and retain our current client service staff, we may have to increase our compensation levels in the future, which may reduce our profitability. We recently have reduced our recruiting activities and spending and may have difficulty reinstating our prior level of recruiting activities to hire sufficient numbers of employees to meet our growth objectives. In the United States, we also have delayed the start date of new employees and rescinded offers that were given in 2001 to some undergraduate and graduate school students, which may adversely affect our recruiting efforts in the near term. In addition, our voluntary turnover rate likely will increase in the event that the global economy improves, resulting in additional demands on our recruiting resources. In fiscal years 2001 and 2002, we implemented a number of initiatives, including headcount reductions, reductions in employee compensation and reductions in training costs, to control our costs. These initiatives and other factors, such as the auditor independence-related constraints under which we will continue to operate until the closing of the concurrent offerings, have had an adverse affect on the morale of our client service staff and may adversely affect retention and recruiting in the future.

      If the price of our Class A common shares declines or underperforms, our ability to recruit, retain and motivate our partners and other key employees may be adversely affected.

      In connection with our separation, our partners will receive our equity, or equity in one or more of our subsidiaries, in lieu of the interests in the partnerships and corporations that they currently hold. We also will be granting restricted share units, stock options and other equity-based compensation to our partners in light of a reduction in the cash component of their total target income. In the event that the price of our Class A common shares declines or underperforms, we may have difficulty in attracting new partners and client service staff and retaining our current partners and client service staff. We cannot assure you that the noncompetition agreements we will enter into with our partners will be sufficiently broad to prevent them from leaving us for our competitors or other opportunities. In addition, we may not be able to enforce these agreements in some countries. Please see “Management— Partner Compensation” for a more detailed description of partner compensation.

      Because our client engagements may be terminated on short notice, we may experience unexpected declines in revenues and profitability.

      When engagements are cancelled or terminated, we lose the related revenues and we may face difficulty in eliminating costs associated with the engagement in a timely manner, which may reduce our profitability. We face terminations, cancellations and delays that are the result of factors outside of our control, such as the financial condition of our clients or the economic climate generally. For example, several of our existing engagements were suspended indefinitely or cancelled following the events of September 11, 2001. We believe that the majority of our contracts can be terminated by our clients on short notice and without significant penalty. The advance notice of termination required for contracts of shorter duration and lower revenues is as short as 30 days. Longer-term, larger and more complex contracts generally require a longer notice period for termination and may include an early termination charge to be paid to us. In addition, most of our larger engagements are comprised of various project stages, which provide for a series of logical termination points if a client decides to abandon or delay a project or to use a competitor for additional stages of a project.

      Our profitability may decline due to financial and operational risks inherent in worldwide operations.

      In fiscal year 2001, we derived approximately 52% of our net revenues from services performed in the United States, Canada and Mexico and 36% from services performed in Europe, the Middle East and Africa. We derived approximately 8% and 2% of our fiscal year 2001 net revenues, respectively, from services performed in Asia Pacific and in South America and Central America. Because of our extensive worldwide operations, we face a number of financial and operational risks that may hinder our ability to improve profitability, including the following:

•	the lack of local recognition of our new brand, which will cause us to spend significant amounts of time and money to build a brand identity,

•	the costs of integrating and managing global operations,

•	difficulties in collecting payments in some countries,

•	restrictions on the movement of cash and other assets,

•	differences in, and uncertainties arising from, local business culture and practices,

•	multiple, and sometimes conflicting, laws and regulations, including tax laws,

•	political, social and economic instability,

•	international political and trade tensions,

•	price controls or restrictions on exchanges of foreign currencies and

•	currency exchange fluctuations.

      In the past we have incurred costs or experienced disruptions due to the factors described above and expect to do so in the future. For example, our revenues have fluctuated based on changes in currency exchange rates. The countries in which we operate also impose a range of restrictions on our employment policies that increase our operating costs in some of these countries relative to others. For example, labor laws in some of the countries in which we operate may restrict our ability to enforce the reductions in compensation we expect our partners to accept in fiscal year 2003.

      Because we changed our name on June 10, 2002, our existing and potential clients, industry vendors, recruiting candidates and investors may not recognize our new brand, which may cause our revenues and profitability to decline.

      We changed our legal name on June 10, 2002, and will begin operating under our new brand upon our separation. Because we have previously marketed our business under the PricewaterhouseCoopers name, our existing and potential clients, industry vendors and investors generally may not recognize our new brand. Our name change also may cause difficulties in recruiting qualified personnel. For example, in some countries, such as the United Kingdom, we believe the PricewaterhouseCoopers name is particularly valuable to our recruiting process. We cannot predict the impact of the change in trademarks and trade names on our business. We plan to incur approximately $110 million of marketing expenses by the end of fiscal year 2003 to build a new brand identity. If we fail to build a strong new brand recognition, our revenues and profitability may decline.

      If our clients are dissatisfied with our services, we may face costs to remedy the complaint, legal liability and damage to our reputation, which could adversely affect our ability to obtain new engagements.

      Our reputation is critical to the success of our business. Because we help clients with complex and important challenges and opportunities, we must maintain a high degree of client satisfaction to generate new engagements. Accordingly, any claim against us involving the quality of our services may be more damaging than similar claims against businesses in other industries. In the event a client is dissatisfied with our performance, we usually take action, which may be costly, to remedy or mitigate the complaint. For example, we have performed additional or remedial work for clients at discounted rates or for no fee. In some circumstances, we also have foregone revenues for work that has been completed. In addition, although we typically include in our contracts provisions to limit our exposure to legal claims relating to our services and the applications we develop, these provisions may not protect us or may not be enforceable in all cases.

      Because our ability to protect our intellectual property is limited, we could lose valuable assets and the value of our services could decline, which may cause our revenues and profitability to decline.

      Our intellectual property consists primarily of the building, renewing and sharing of knowledge among our client service staff, such as our training materials, reusable methodologies and techniques and expertise developed through our engagements and other activities. The unauthorized use of our intellectual property by third parties or the independent development by third parties of similar intellectual property could cause the value of our services to decline significantly, which would likely result in downward pressure on our fees and loss of opportunities to competitors. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive, and the outcome would be uncertain. We have only a limited ability to protect our intellectual property. Our limited protection efforts may be unsuccessful and unauthorized parties may copy or infringe upon aspects of our intellectual property. Our competitors also may independently develop similar methodologies, techniques and expertise, and we may have no claim against them.

      We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from providing our services.

      We cannot be sure that our services do not infringe upon the intellectual property rights of others. We also cannot be sure that the products that we use and implement at our clients do not infringe upon the intellectual property rights of others. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming, may injure our reputation, may result in costly delays or may require us to enter into economically unfavorable royalty or licensing arrangements. We also may be prevented from offering important services to our clients. In our contracts, we often agree to indemnify our clients for any liability resulting from the alleged infringements of the intellectual property rights of third parties. The amount of these indemnities may be greater than the revenues we receive from a client.

      Because Monday Ltd’s chief executive officer and chief financial officer recently assumed their current responsibilities, and our other senior executives do not have experience in managing a public company, we may have difficulties in successfully operating our business.

      Monday Ltd’s chief executive officer and chief financial officer recently assumed their current responsibilities. As a result, the results of our operations reflected in the financial statements contained in this prospectus do not reflect their leadership or guidance of our business. In addition, other than Monday Ltd’s new chief executive officer and new chief financial officer, our senior executives do not have experience in operating a public company. We cannot assure you that the lack of experience operating a public company or the lack of experience of our top two executives in managing our business will not cause disruptions in our operations or communications with the marketplace.

Risks that Relate to Our Separation from the PricewaterhouseCoopers Network of Firms

      The historical and pro forma combined financial information in this prospectus may not be representative of our results as a separate public company and, therefore, may not permit you to predict our company’s costs of operations.

      Our historical financial information is not, and our pro forma combined financial information may not be, indicative of our results of operations, financial position and cash flows as a separate public company, primarily due to the factors described below.

•	The historical financial information in this prospectus does not reflect the added costs that we will incur as a separate public company, such as for new systems to operate as a separate public company when the transition services agreements terminate, nor does it reflect the resulting changes that will occur in our capital structure and operations, such as changes in how we fund our operations. To the extent some of these costs, such as costs to establish an investor relations department, are reflected in the unaudited pro forma combined financial statements, they are estimates which may differ from actual costs.

•	Because we historically operated through entities taxed as partnerships in many countries, including the United States, prior to our transition to a corporate structure, we have not paid, on a historical basis, a material amount of taxes on our earnings at an entity level. In addition, historically we have not paid salaries to our partners, who will be our employees, from a legal and accounting standpoint, after this offering. As a result, in preparing our unaudited pro forma combined financial statements we deducted and charged to earnings the estimated income taxes based on estimated tax rates in jurisdictions in which we operate, which may differ from our actual tax rates in the future. We also estimated compensation and benefit costs for our partners, which may differ from actual costs for various reasons, including our need to hire additional client service staff over time to implement parts of our growth strategy.

•	Our historical and pro forma combined financial statements in this prospectus reflect allocations of expenses among the various firms in the PricewaterhouseCoopers network and between our business and the other businesses of these firms. These services actually could be more expensive for us in the future as a public company than is shown in our historical and pro forma combined financial statements. We also may face costs associated with the termination of our transition services if we request services that require additional investment or expenditures by the PricewaterhouseCoopers firms that have not been fully reimbursed at the time of termination. In addition, we may lose benefits relating to the size of the combined PricewaterhouseCoopers firms, such as purchasing power when buying products and services from vendors.

•	Our historical combined financial statements and notes to these statements contain historical financial results and assets and liabilities for management consulting and technology services businesses of firms in the PricewaterhouseCoopers network that are not being transferred to us as part of our separation.

      Please see our unaudited pro forma combined financial statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements for a more detailed discussion of the factors set forth above.

      Because we have received benefits from our relationship with the PricewaterhouseCoopers firms in the past, our separation could adversely affect our revenues and profitability.

      Our business historically has benefited from referrals from the audit, tax and other businesses within the PricewaterhouseCoopers network. While many parts of our business are being adversely affected by the auditor independence issues discussed in this prospectus, the leads we receive from the audit, tax and other businesses historically have been an important part of our business. These leads are particularly important for engagements with smaller clients, many of which are not publicly traded companies. Following the closing of the concurrent offerings, the PricewaterhouseCoopers firms and their partners and shareholders will no longer have the same incentives to provide us with leads regarding new engagements, and we will not be able to pay them referral fees as long as they own any of our equity. We cannot assure you that these leads will continue following the closing of the concurrent offerings and, accordingly, our revenues and profitability may be adversely affected. We believe that our business in Europe will be most affected by the loss of these leads from the PricewaterhouseCoopers firms. We believe that leads for new engagements from other PricewaterhouseCoopers business units, such as the audit and accounting businesses, have recently been more important to our business in Europe, as compared to elsewhere in the world. This is because of the more fragmented nature of the European market, which we estimate has resulted in a greater number of engagements with smaller clients in Europe as compared to elsewhere in the world.

      Because our business currently is part of the businesses of separate firms which have their own governance and management, we may experience difficulty in implementing our growth strategy as we transition to a corporate structure.

      From time to time in the past, we have experienced difficulty in implementing our common business strategies and standards, including our risk management practices, and creating a consistent operating model across the world due to differences in culture and ownership. Prior to our separation from the PricewaterhouseCoopers network, we have had to develop our common approaches by reaching consensus among the firms in the PricewaterhouseCoopers network, particularly the firms in Europe. Following our separation, we will need to realign quickly the priorities of our partners so that they act as employees for the benefit of our company as a whole and not merely for the benefit of their country or region. Even after our separation, however, we will need to ensure that our common business model takes into account the differences that exist in our business around the world. If we are not able to reconcile these needs, we may not be able to effectively implement a part of our growth strategy.

      Charges related to a number of nonrecurring items in fiscal years 2002, 2003 and 2004 will substantially lower our net income, and this effect in the fiscal quarter ending September 30, 2002, will be particularly significant.

      In connection with our separation and transition to a corporate structure and restructuring activities, we have incurred or will incur charges relating to a number of nonrecurring items during fiscal years 2002, 2003 and 2004. These include costs relating to our separation, such as transfer taxes, costs associated with changing and marketing our new name and costs associated with creating separate systems and processes. We expect these costs, in the aggregate, to be between $200 million and $300 million. We also will recognize compensation expense in the first quarter of fiscal year 2003 of approximately $117 million from the grant of restricted share units and the sale of Class A common shares to our partners. In addition, we expect to record a charge of approximately $40 million in the fourth quarter of fiscal year 2002 and $60 million to $100 million in the first quarter of fiscal year 2003 in connection with restructuring activities. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Accounting Matters relating to Our Separation and Transition to a Public Company” for a more detailed description of these charges.

      Because we will rely on the PricewaterhouseCoopers firms for important transition services, we face a number of significant risks.

      Following our separation from the PricewaterhouseCoopers network, we will continue to rely on the PricewaterhouseCoopers network of firms for many important services and support functions. We have described the significant risks we believe may be associated with our transition services agreements below.

•	Some of the services and support functions to be provided by the PricewaterhouseCoopers network of firms are critical to our ability to manage our business. For example, we will rely on these firms to perform important accounting and financial information services for us for up to three years following the closing of this offering. We also may rely on some of these firms for additional financial reporting services to assist us in meeting our public disclosure obligations. These firms do not operate a single combined financial accounting and reporting system. Instead, we will be relying on a large number of separate firms to provide us with the information we require to fulfill our public disclosure obligations. If the quality or timeliness of the services we receive from the PricewaterhouseCoopers firms is not satisfactory, we may not be able to effectively operate our business and we may face difficulty in reporting our financial performance on a timely basis, which could adversely affect investor confidence and may result in a decrease in the price of our Class A common shares.

•	There will be significant limitations on the liability that firms in the PricewaterhouseCoopers network will have in connection with the provision of services under the transition services agreements. In general, the maximum aggregate liability of a PricewaterhouseCoopers firm will be limited to an amount equal to six months of fees payable to the PricewaterhouseCoopers firm under the transition services agreements signed by the particular PricewaterhouseCoopers firm. Our damages from a breach of these agreements, however, by the PricewaterhouseCoopers firm, could materially exceed its liability under these agreements. The PricewaterhouseCoopers firms will not have joint and several liability for breaches of the agreements, which means that a PricewaterhouseCoopers firm will not be responsible for breaches by another PricewaterhouseCoopers firm. Accordingly, if a PricewaterhouseCoopers firm breaches its agreement to perform transition services for us, we may not have an effective means to seek remedy or receive adequate compensation for the breach.

•	Each PricewaterhouseCoopers firm has agreed to use commercially reasonable efforts to secure third party consents that are needed to provide us with services we have historically received. We cannot assure you that these third party consents will be secured, and if they are secured, what, if any, consent fee will be required by a consenting third party. We will bear some or all of any costs, expenses and fees required to secure any third party consent. If a third party consent necessary to provide us services cannot be secured and an alternative supplier cannot be employed, the PricewaterhouseCoopers firms may not be able to provide some services to us, which could prevent us from effectively operating our business.

      We have no history operating as a separate public company, and we may be unable to make, or may incur significant costs in making, the changes necessary to operate as a separate public company.

      With respect to the transition services to be provided to us by the PricewaterhouseCoopers firms, we will need to build systems and support functions to perform these services internally or enter into agreements with others to provide these services prior to the expiration of the transition services agreements, which generally have three year terms. The cost to build these systems and support functions or to acquire these services from others may be more costly than the cost of services provided by the PricewaterhouseCoopers network, which may result in a decline in our profitability. Even if we build the systems and support functions to perform these services internally prior to the expiration of the transition services agreements, our implementation of the new systems and support functions or the transition of data from the PricewaterhouseCoopers network systems to our systems may not be successful, which could adversely affect investor confidence and may result in a decrease in the price of our Class A common shares. Please see “Arrangements with the PricewaterhouseCoopers Network of Firms” for a more detailed description of the services that will be provided by the PricewaterhouseCoopers network of firms and the transition services agreements.

Risks That Relate to Ownership of Our Class A Common Shares Deliverable Upon Settlement of the Purchase Contracts

      Our quarterly revenues and other financial results are likely to vary from quarter to quarter in future periods, which may cause the price of our Class A common shares to decline.

      Our quarterly financial results, including revenues, gross margin and operating income, have varied significantly in the past and are likely to vary significantly in the future. For example, during the last seven quarters, our operating income ranged from $55 million for the fiscal quarter ended September 30, 2000, to $226 million for the fiscal quarter ended March 31, 2001. The beginning or ending of multiple large engagements, for example, during a fiscal quarter could cause our revenues, gross margin and operating income to vary considerably from one fiscal quarter to the next. We also experience seasonal variations in our revenues because we tend to book new engagements at particular times of the year, such as during the first three months of each calendar year when our clients’ new budgets generally become available, and because there are fewer available work days in some quarters as a result of traditional holiday and vacation patterns. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Quarterly Results of Operations” and “Business— Business Development and Marketing— Sales Process” for more information on our quarterly results and the seasonal variations in our business.

      Because there has not been any public market for our Class A common shares, the market price and trading volume of our Class A common shares may be volatile, and you may not be able to resell your shares at or above the price you paid or are deemed to have paid upon settlement of the purchase contract.

      Prior to the closing of the concurrent Class A common shares offering, there has been no trading market for our Class A common shares. We cannot predict the extent to which investors’ interest will lead to a liquid trading market or whether the market price of our Class A common shares will be volatile, and you may have difficulty reselling your Class A common shares. The price of our Class A common shares after the concurrent Class A common shares offering as well as after your receipt of Class A common shares upon settlement of the purchase contracts may fluctuate widely, depending upon many factors, including:

•	the perceived prospects for the management consulting and technology services industry in general,

•	differences between our actual financial and operating results and those expected by investors,

•	changes in the share price of public companies with which we compete,

•	news about our industry and our competitors,

•	changes in general economic or market conditions and

•	broad market fluctuations.

      Our Class A common shares may trade at prices significantly below the initial public offering price. In addition, when the market price of a company’s common equity drops significantly, stockholders often institute securities class action lawsuits against the company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

      The price of our Class A common shares may decline due to the large number of outstanding shares eligible for future sale to the public, including any Class A common shares held by the PricewaterhouseCoopers firms that must be divested within five years of the concurrent Class A common shares offering.

      Sales of substantial amounts of our Class A common shares, or the possibility of these sales, may adversely affect the price of our Class A common shares and may make it more difficult for us to raise capital through the issuance of equity securities. If firms in the PricewaterhouseCoopers network continue to hold our equity following the closing of the concurrent Class A common shares offering, they will be required to completely divest themselves of all our Class A common shares and equity in any of our subsidiaries during the five year period following the closing of the concurrent Class A common shares offering. The obligation by the PricewaterhouseCoopers firms to sell or otherwise dispose of our Class A common shares may depress the market price for our Class A common shares. In addition, a substantial number of shares and units relating to these shares, which will be subject to transfer restrictions, will be held by our partners after the closing of the concurrent Class A common shares offering, including shares issued to our partners in redemption of their interests in their PricewaterhouseCoopers firms, and shares to be issued in respect of restricted share units which will be granted to our partners as part of their compensation for fiscal year 2003 in connection with the closing of the concurrent Class A common shares offering. Furthermore, assuming an offering price of $     in the concurrent Class A common shares offering, we will issue up to   million additional Class A common shares, or up to   million Class A common shares if the underwriters for this offering exercise their option to acquire additional PEPS Units, not later than                     , 2006, to holders of the PEPS Units. Sales of our Class A common shares by individual PricewaterhouseCoopers partners, by our partners or by former holders of the PEPS Units in frequent open market transactions may depress the market price for our Class A common shares.

      Upon the closing of the concurrent Class A common shares offering and assuming all Class I common shares of Monday SCA and all exchangeable shares issued by one of Monday SCA’s subsidiaries have been redeemed or exchanged on a one-for-one basis into our Class A common shares, there will be approximately   million of our Class A common shares outstanding, or approximately   million shares if the underwriters exercise their over-allotment option in full. Of these shares, approximately   million shares sold in the concurrent Class A common shares offering, or approximately   million shares if the

underwriters exercise their over-allotment option in full, will be freely transferable without restriction or further registration under the Securities Act of 1933. The remaining approximately   million shares, which includes shares held by or on behalf of our partners and, possibly, shares held by the PricewaterhouseCoopers firms and their partners and shareholders, generally will be available for future sale subject to some limitations on the timing, amount and method of those sales imposed by regulations promulgated by the Securities and Exchange Commission. The sale of these shares is also subject to contractual transfer restrictions. The Class A common shares issuable to holders of PEPS Units generally will be freely transferable upon issuance without restriction or further registration under the Securities Act of 1933.

      As part of our separation, we will enter into a shareholders agreement with each of the PricewaterhouseCoopers firms receiving our Class A common shares and shares issued by our subsidiaries. This agreement entitles these shareholders and, in some circumstances, their partners and shareholders to demand registration rights which require us to file a registration statement with the SEC for the resale of shares, if any, held by them. We also have granted them the right to participate in some other registered offerings of our Class A common shares that may occur from time to time.

      We plan to issue a large number of rights and options to purchase Class A common shares to our partners and other employees that could dilute the interest of holders of Class A common shares in us.

      Upon the closing of the concurrent Class A common shares offering we will have approximately   million Class A common shares available for issuance to our partners and other employees in connection with grants of restricted Class A common shares, restricted share units representing Class A common shares or options under our employee benefits arrangements. At the closing of the concurrent Class A common shares offering, we anticipate granting approximately   million restricted Class A common shares and restricted share units representing Class A common shares to our partners and options to purchase approximately   million Class A common shares to our directors and most of our employees.

      We may need additional capital in the future, which may not be available to us. Raising additional capital will dilute the ownership of holders of Class A common shares in us and may cause the market price of our Class A common shares to fall.

      We may need to raise additional funds through public or private debt or equity financings in order to:

•	fund working capital needs,

•	launch new services and products, such as our outsourcing services,

•	acquire new businesses or invest in existing businesses,

•	expand our business into new regions and countries or

•	otherwise respond to competitive pressures.

      Any additional capital raised through the sale of equity will dilute the ownership percentage of holders of Class A common shares in us and may decrease the market price of our Class A common shares. Furthermore, any additional financing we may need may not be available on terms favorable to us, or at all.

      In addition, we will use the proceeds of this offering to fund separation and transaction expenses, to make payments to some PricewaterhouseCoopers firms in connection with our separation, to fund our working capital needs and for other purposes as described in “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources.”

      The terms of the voting agreement among our partners and the anti-takeover provisions of our memorandum of association and bye-laws and our shareholder rights agreement could delay or prevent a change of control that you may favor.

      Our partners will enter into a voting agreement with each other and us that, among other things, will provide that a separate, preliminary vote of our partners will be conducted prior to any vote of our shareholders. The effect of the voting agreement is that most of our Class A common shares and our Class X common shares held by our partners will be voted as a single block. Because our partners will hold

approximately      % of the aggregate voting power of our Class A common shares and our Class X common shares, or      % if the underwriters’ over-allotment option is exercised in full, following the closing of the concurrent Class A common shares offering, the decision of our partners holding our Class A common shares and our Class X common shares subject to the voting agreement likely would have a significant effect on any shareholder vote, including a vote with respect to any offer to acquire us. Our partners have agreed not to approve any acquisition transaction unless two-thirds of our partners vote to approve the transaction.

      Provisions of Monday Ltd’s memorandum of association and bye-laws and Monday Ltd’s shareholder rights agreement, which will be in effect upon completion of our separation, also may discourage, delay or prevent a merger or other change of control that shareholders may consider favorable or may impede the ability of our shareholders to change our management. The provisions of our memorandum of association and bye-laws and our shareholder rights agreement, among other things, will:

•	issue rights, called poison pills, to holders of our common shares that will make an acquisition very difficult without the approval of our board of directors,

•	divide our board of directors into three classes, with members of each class to be elected for staggered three-year terms,

•	limit the right of shareholders to remove directors,

•	regulate how shareholders may present proposals or nominate directors for election at annual meetings of stockholders and

•	authorize our board of directors to issue preferred shares in one or more series, without shareholder approval, which may have the effect of making an offer for our shares more expensive to the bidder.

      Please see “Arrangements with Our Partners— Monday Ltd Voting Agreement” and “Description of Share Capital” for a description of these agreements and provisions.

      Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

      Monday Ltd’s corporate affairs are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies generally do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Specifically, under Monday Ltd’s bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against Monday Ltd’s directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. Please see “Description of Share Capital” for a description of these restrictions. In addition, the rights of Monday Ltd’s shareholders and the fiduciary responsibilities of Monday Ltd’s directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, Monday Ltd’s shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States.

      Potential changes to United States federal tax and other laws could increase our effective tax rate or could have other adverse effects on our business.

      Legislation has been introduced in the United States Congress that would reduce or eliminate the tax advantages of corporate inversion transactions, which typically involve a United States corporation changing its legal structure so that it becomes owned by a new parent corporation organized in a low-tax jurisdiction, such as Bermuda. This legislation, if enacted, could cause these new parent corporations to be taxed as United States corporations or could have other adverse effects intended to deter these transactions. Other legislation has been introduced that would impose limitations on awarding government contracts to these companies. Any such legislation may be enacted with retroactive effect, which may result in the termination of existing contracts. If such legislation is enacted, and is made applicable to us, our revenues and profitability would decline.

      The formation of our company will be accomplished by the combination of separately-owned and managed businesses in the PricewaterhouseCoopers network of firms. Based upon the allocation of value under the rollup agreements, slightly more than half of these businesses and their owners have never been subject to United States income tax laws. In addition, the United States PricewaterhouseCoopers firm and its partners should own less than 50% of our company, even before taking into account sales of our Class A common shares in the concurrent Class A common shares offering, and should own a considerably lower percentage of our company following the closing of the concurrent Class A common shares offering. Nevertheless, because the formation of our company has some similarities with corporate inversion transactions, it is possible that this legislation, if enacted, could be applicable to the formation of our company, which could result in an increase in the effective tax rate of our company, result in the imposition of United States withholding taxes on any dividend distributions by us to non-United States shareholders, reduce our revenues from the United States government or have other adverse effects. If any of the legislation described above were enacted, or appears likely to be enacted, and would apply to our company, we may decide to convert to a United States corporation, as described in “Our Organizational Structure.”

Risks That Relate to this Offering and Ownership of PEPS Units or Treasury PEPS Units

      You assume the risk that the market value of our Class A common shares may decline.

      Although as a holder of PEPS Units or Treasury PEPS Units you will be the beneficial owner of the related senior notes, applicable ownership interests in the Treasury portfolio or Treasury securities, as the case may be, you do have an obligation pursuant to the purchase contract to buy our Class A common shares. Prior to the purchase contract settlement date, unless you pay cash to satisfy your obligation under the purchase contract or the purchase contracts are terminated due to our bankruptcy, insolvency or reorganization, either the proceeds derived from the remarketing of the senior notes or our foreclosure on your pledged senior notes or the principal of the appropriate applicable ownership interest of the Treasury portfolio when paid at maturity, in the case of PEPS Units, or the principal of the related Treasury securities when paid at maturity, in the case of Treasury PEPS Units, will automatically be used on your behalf to satisfy your obligation to purchase a specified number of shares of our Class A common shares. The market value of the Class A common shares received by you on the purchase contract settlement date may not be equal to or greater than the effective price of $25 paid by you for our Class A common shares on the date of this prospectus. Assuming an offering price in the concurrent Class A common shares offering of $     , which would also be the reference price, if the applicable market value of the Class A common shares is less than $     , the aggregate market value of the Class A common shares issued to you on the purchase contract settlement date will be less than the effective price paid by you for such Class A common shares on the date of this prospectus. Accordingly, you assume the risk that the market value of the Class A common shares may decline, and that the decline could be substantial.

      The opportunity for equity appreciation provided by an investment in the PEPS Units or Treasury PEPS Units is less than that provided by a direct investment in our Class A common shares.

      Your opportunity for equity appreciation afforded by investing in the PEPS Units or Treasury PEPS Units is less than your opportunity for equity appreciation if you directly invested in our Class A common shares. This opportunity is less because, assuming an offering price in the concurrent Class A common shares offering of $     , the market value of the Class A common shares you receive pursuant to a purchase contract on the purchase contract settlement date, assuming that the market value is the same as the applicable market value of the Class A common shares, will only exceed the effective price of $25 paid by you for such Class A common shares on the date of this prospectus if the applicable market value of the Class A common shares exceeds the threshold appreciation price of $                    , which represents an appreciation of approximately           % over the assumed reference price of $     . In this event, you would receive on the purchase contract settlement date only approximately           % (the percentage equal to $25 divided by the threshold appreciation price) of the Class A common shares that you would have received if you had made a direct investment in our Class A common shares on the date of this prospectus.

      The trading prices for the PEPS Units and Treasury PEPS Units will be directly affected by the trading price of our Class A common shares.

      The trading prices of PEPS Units and Treasury PEPS Units in the secondary market will be directly affected by the trading price of our Class A common shares (for which no trading market exists prior to the closing of the concurrent Class A common shares offering), the general level of interest rates and our credit quality. It is impossible to predict whether the price of the Class A common shares or interest rates will rise or fall. Trading prices of the Class A common shares will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in the trading prices of stocks generally, and sales of substantial amounts of Class A common shares by us or others in the market after the offering of the PEPS Units, or the perception that such sales could occur, could affect the price of our Class A common shares. See “Risks That Relate to Ownership of Our Class A Common Shares Deliverable Upon Settlement of the Purchase Contracts.” Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of the Class A common shares underlying the purchase contracts and of the other components of the PEPS Units. Any such arbitrage could, in turn, affect the trading prices of the PEPS Units, Treasury PEPS Units, senior notes and our Class A common shares.

      If you hold PEPS Units or Treasury PEPS Units, you will not be entitled to any rights with respect to our Class A common shares, but you will be subject to all changes made with respect to our Class A common shares.

      If you hold PEPS Units or Treasury PEPS Units, you will not be entitled to any rights with respect to our Class A common shares, including, without limitation, voting rights or rights to receive any dividends or other distributions on the Class A common shares, but you will be subject to all changes affecting the Class A common shares. You will only be entitled to rights on the Class A common shares if we deliver Class A common shares pursuant to the purchase contracts and the applicable record date, if any, for the exercise of rights occurs after the date such shares are issued. For example, in the event that an amendment is proposed to Monday Ltd’s memorandum of association or bye-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the Class A common shares, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our Class A common shares.

      We may issue additional Class A common shares and thereby materially and adversely affect the price of our Class A common shares.

      The number of Class A common shares that you are entitled to receive under the purchase contracts is subject to adjustment for certain stock splits and combinations, stock dividends and certain other actions by us that modify our capital structure. We will not adjust the number of Class A common shares that you are to receive for other events, including offerings of Class A common shares for cash by us or in connection with acquisitions or sales of our Class A common shares by our partners or partners or member firms of the PricewaterhouseCoopers network or issuances of Class A common shares in exchange for shares of Monday SCA. We are not restricted from issuing additional Class A common shares during the term of the purchase contracts and have no obligation to consider your interests for any reason. Any issuance of additional Class A common shares or sales of Class A common shares by our partners or partners or member firms of the PricewaterhouseCoopers network, may materially and adversely affect the price of our Class A common shares and, because of the relationship of the number of shares to be received on the purchase contract settlement date to the price of the Class A common shares, may also adversely affect the trading price of PEPS Units or Treasury PEPS Units.

      The secondary market for the PEPS Units or Treasury PEPS Units may be illiquid.

      It is not possible to predict how PEPS Units, Treasury PEPS Units or senior notes will trade in the secondary market or whether the market will be liquid or illiquid. There is currently no secondary market for either our PEPS Units or our Treasury PEPS Units. We will apply to list the PEPS Units on the New York Stock Exchange. We do not have any obligation or current intention to apply for a separate listing of the Treasury PEPS Units or the senior notes. There can be no assurance as to the liquidity of any market that may develop for the PEPS Units, the Treasury PEPS Units or the senior notes, or of your ability to sell these securities or whether a trading market, if it develops, will continue. In addition, in the event you or others were to substitute Treasury securities for senior notes or senior notes for Treasury securities, thereby converting PEPS Units to Treasury PEPS Units or Treasury PEPS Units to PEPS Units, as the case may be, the liquidity of PEPS Units or Treasury PEPS Units could be adversely affected. There can be no assurance that the PEPS Units will not be delisted from the New York Stock Exchange or that trading in the PEPS Units will not be suspended as a result of the creation of Treasury PEPS Units, which could cause the number of PEPS Units to fall below the requirement for listing securities on the New York Stock Exchange.

      You may not be able to exercise your right to settle a purchase contract prior to the purchase contract settlement date unless a registration statement under the Securities Act of 1933 is in effect covering the Class A common shares deliverable upon early settlement of a purchase contract.

      Your early settlement right is subject to the condition that, if required under the U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect covering the Class A common shares deliverable upon early settlement of a purchase contract. Although we have agreed to use our reasonable best efforts to have such a registration statement in effect if so required by U.S. federal securities laws, any failure or inability to maintain an effective registration statement covering such Class A common shares may prevent or delay an early settlement.

      Your rights to the pledged securities will be subject to our security interest.

      Although you will be the beneficial owner of the related senior notes, applicable ownership interests in the Treasury portfolio or Treasury securities, as applicable, those securities will be pledged to the collateral agent to secure your obligations under the related purchase contracts. Thus, your rights to the pledged securities will be subject to our security interest. Therefore, for so long as the related purchase contract remains in effect, you will not be allowed to withdraw your pledged securities except by substituting collateral to create Treasury PEPS Units or recreate PEPS Units, as described in this prospectus.

      The delivery of senior notes, applicable ownership interests in the Treasury portfolio and Treasury securities upon termination of the purchase contract is subject to potential delay.

      The purchase contracts provide for automatic termination if certain bankruptcy, insolvency or reorganization events occur with respect to Monday Ltd. If the purchase contracts terminate upon one of those events, your rights and obligations under your purchase contract will also terminate, including your obligation to pay for and your right to receive our Class A common shares. The pledge agreement provides that upon termination of the purchase contracts your senior notes, applicable ownership interests in the Treasury portfolio and Treasury securities will be released from the pledge arrangement. Notwithstanding an automatic termination of the purchase contract, procedural delays may affect the timing of the delivery to you of your senior notes, applicable ownership interests in the Treasury portfolio and Treasury securities being held as collateral under the pledge agreement if we are the subject of a bankruptcy proceeding.

      The senior notes may be redeemed upon the occurrence of a tax event or an accounting event.

      Monday Finance SA may redeem the senior notes, on not less than 30 days’ nor more than 60 days’ prior written notice, in whole but not in part, at any time before                     , 2008 if a tax event or an accounting event occurs and continues under the circumstances described in this prospectus under “Description of the Senior Notes—Optional Redemption—Special Events.” If Monday Finance SA exercises this option, it will redeem the senior notes for cash at the redemption amount plus overdue interest and additional amounts, if any, which we refer to as the redemption price. If the special event redemption occurs before the purchase contract settlement date, the redemption price payable to you as a holder of PEPS Units will be distributed to the collateral agent, who in turn will purchase the Treasury portfolio and will remit the remainder of the redemption price, if any, to each holder of senior notes. The applicable ownership interests in the Treasury portfolio will then be substituted for the senior notes as collateral to secure your obligations under the related purchase contracts. If your senior notes are not components of PEPS Units, you will receive the redemption price directly. There can be no assurance as to the impact on the market price for the PEPS Units if the applicable ownership percentage of the Treasury portfolio is substituted as collateral in place of any senior notes so redeemed. A redemption following a tax event or an accounting event will be a taxable event to the holders of the senior notes for U.S. Federal income tax purposes.

      The United States federal income tax consequences of the purchase, ownership and disposition of the PEPS Units are unclear.

      No statutory, judicial or administrative authority directly addresses the treatment of the PEPS Units or instruments similar to the PEPS Units for United States federal income tax purposes. As a result, the United States federal income tax consequences of the purchase, ownership and disposition of PEPS Units are not entirely clear. For example, our senior notes may be treated as a “contingent payment debt instrument” under Treasury regulations. In such case, the timing, character and treatment for foreign tax credit purposes of your gain, income or loss with respect to the PEPS Units could be affected. You should consult your tax adviser regarding the consequences of purchasing, owning and disposing of PEPS Units in your particular situation. Please see “Material Income Tax Consequences” for a more detailed description of the United States federal income tax consequences of purchasing, owning and disposing of the PEPS Units.

      The purchase contract agreement will not be qualified under the Trust Indenture Act and the obligations of the purchase contract agent are limited.

      The purchase contract agreement between us and the purchase contract agent will not be qualified as an indenture under the Trust Indenture Act of 1939, and the purchase contract agent will not be required to qualify as a trustee under the Trust Indenture Act. Thus, you will not have the benefit of the protection of the Trust Indenture Act with respect to the purchase contract agreement or the purchase contract agent. The protections generally afforded the holder of a security issued under an indenture that has been qualified under the Trust Indenture Act include:

•	disqualification of the indenture trustee for “conflicting interests,” as defined under the Trust Indenture Act;

•	provisions preventing a trustee that is also a creditor of the issuer from improving its own credit position at the expense of the security holders immediately prior to or after a default under such indenture; and

•	the requirement that the indenture trustee deliver reports at least annually with respect to certain matters concerning the indenture trustee and the securities.

      The trading price of the senior notes may not fully reflect the value of their accrued and unpaid interest.

      The senior notes may trade at a price that does not fully reflect the value of their accrued but unpaid interest. If you dispose of your senior notes between record dates for interest payments, you will be required to include in gross income the daily portions of original issue discount through the date of disposition in income as ordinary income, and to add this amount to your adjusted tax basis in the senior notes disposed of. To the extent the selling price is less than your adjusted tax basis, you will recognize a loss.

      Monday SCA and Monday Finance SA have no independent operations and their ability to meet their respective obligations is dependent on the performance of the subsidiaries of Monday SCA and their ability to transfer funds to Monday SCA and Monday Finance SA.

      Monday Finance SA is a finance subsidiary with no independent operations and no purpose other than to issue the senior notes. Monday Finance SA intends to lend the proceeds it receives from this offering to Monday SCA or other entities controlled by Monday SCA. The ability of Monday Finance SA to meet its obligations under the senior notes will be dependent on the receipt of interest and principal payments from these inter-company loans.

      Monday SCA is a holding company that will derive substantially all of its income from its subsidiaries. The ability of Monday SCA to meet its obligations under the guarantee of the senior notes will be dependent on the performance of its subsidiaries and on the receipt of dividends, distributions or other transfers of funds from its direct and indirect subsidiaries. As a result, the guarantee of the senior notes will be effectively subordinated to liabilities of, including any debt and preferred stock which may be incurred or issued by, those subsidiaries, as well as to liabilities of Monday SCA secured by assets of Monday SCA, to the extent of the value of those assets. The senior note indenture will not limit the ability of Monday SCA or its subsidiaries to incur or issue debt or issue preferred stock or prohibit the creation of liens on their respective assets.

      Monday SCA’s subsidiaries are separate and distinct legal entities. Monday SCA’s subsidiaries, other than Monday Finance SA, have no obligation to pay any amounts due on the senior notes or to provide Monday SCA or Monday Finance SA with funds to pay their respective obligations, whether by dividends, distributions, loans or other payments, except to the extent Monday SCA or Monday Finance SA makes loans to them. In addition, any payment of dividends, distributions, loans or advances by Monday SCA’s subsidiaries to Monday SCA or Monday Finance SA, could be subject to statutory or contractual restrictions. Payments to Monday SCA by its subsidiaries will also be contingent upon such subsidiaries’ earnings and business considerations.

      Holders of PEPS Units or senior notes will have no direct claim against any subsidiary of Monday Ltd other than Monday SCA and Monday Finance SA. Except to the extent it is a recognized creditor with claims against one of its subsidiaries, the right of Monday SCA to receive any assets of any of its subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of PEPS Units or senior notes to participate in those assets, will be effectively subordinated to the claims of creditors, trade creditors and preferred stockholders of that subsidiary and any other subsidiary that is a direct or indirect parent of that subsidiary. In addition, even if Monday SCA or Monday Finance SA were a creditor of any of Monday SCA’s subsidiaries, the rights of Monday SCA or Monday Finance SA, as the case may be, as a creditor would be subordinate to any liabilities secured by a security interest in the assets of that subsidiary, to the extent of the value of these assets, and any indebtedness of that subsidiary senior to that held by Monday SCA or Monday Finance SA, as the case may be.

      Luxembourg insolvency laws to which Monday Finance SA and Monday SCA may be subject may not be as favorable to you as U.S. insolvency laws.

      Due to the nature of Luxembourg’s insolvency laws, the ability of the holders of the senior notes to protect their interests may be more limited than would be the case under U.S. bankruptcy laws. This is because liabilities in respect of the senior notes or the guarantees by Monday SCA of the senior notes in the event of a winding up will be paid after payment of all secured debts, the cost of liquidation and certain debts of Monday SCA or Monday Finance SA which are entitled to priority under Luxembourg law. Such preferential debts include the following, among others:

•	money owed to Luxembourg tax authorities, for example, in respect of income tax deducted at source,

•	value added tax and certain other taxes and duties owed to Luxembourg Customs and Excise,

•	social security contributions and

•	renumeration owed to employees.

      If the bankruptcy administrator can show that “preference” has been given to any person by defrauding rights of creditors generally regardless of when the transaction giving fraudulent preference to a party occurred or if certain “abnormal” transactions have been effected during a relevant suspect period of six months prior to the date of bankruptcy, a court has the power, among other things, to void the preferential or abnormal transaction. This provision of Luxembourg insolvency law may affect transactions entered into or payments made by Monday SCA or Monday Finance SA during the period before liquidation or administration.

      Under Luxembourg law, there is no consolidation of the assets and liabilities of a group of companies in the event of bankruptcy. Each individual company thus will be treated separately by a bankruptcy administrator appointed by the relevant court. The assets of Monday SCA’s subsidiaries would be first used to satisfy the debts of each respective subsidiary and only the remaining surplus, if any, of a subsidiary would benefit its parent company or the creditors of its parent company. As a result, your ability to protect your interests as a creditor of Monday Finance SA or Monday SCA may not be as strong under Luxembourg law as it might be under U.S. law or the laws of other countries.

      Monday Ltd is registered in Bermuda and each of Monday SCA and Monday Finance SA is registered in Luxembourg, and a large part of their respective assets will be located outside the United States. As a result, their securityholders may not be able to enforce civil liability provisions of the federal or state securities laws of the United States.

      Monday Ltd is organized under the laws of Bermuda, and each of Monday SCA and Monday Finance SA is organized in Luxembourg, and a large part of their respective assets will be located outside the United States. As a result, it may not be possible to enforce court judgments obtained in the United States against Monday Ltd, Monday SCA or Monday Finance SA based on the civil liability provisions of the federal or state securities laws of the United States in Bermuda, Luxembourg or in countries other than the United States where they will have assets. In addition, there is some doubt as to whether the courts of Bermuda, Luxembourg and other countries would recognize or enforce judgments of United States courts obtained against Monday Ltd, Monday SCA or Monday Finance SA or their respective directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda and Luxembourg that the United States does not currently have a treaty with Bermuda or Luxembourg, providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda or Luxembourg. Similarly, those judgments may not be enforceable in countries other than the United States.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects and statements about the industry groups and industry sectors we serve and the solution areas we offer, in each case under the headings “Summary,” “Risk Factors,” “Dividend Policy,” “Our Organizational Structure,” “Auditor Independence Rules, the Enron Situation and the Proposed SEC No-Action Letter,” “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Management,” “Arrangements with the PricewaterhouseCoopers Network of Firms,” “Description of the PEPS Units,” “Description of the Purchase Contracts,” “Certain Provisions of the Purchase Contracts, the Purchase Contract Agreement and the Pledge Agreement,” “Description of the Senior Notes,” “Description of Share Capital,” “Shares Eligible for Future Sale,” “Material Income Tax Consequences” and “ERISA Considerations.” Words such as “may,” “will,” “should,” “could,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance or development and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise.

      This prospectus also contains information concerning the management consulting and information technology services industry that is forward-looking in nature and is based on a variety of assumptions regarding the ways in which this industry will develop. This information includes estimated growth statistics based on the third-party sources cited in this prospectus. The assumptions underlying the information on our industry have been derived from information currently available to us and from third-party sources. If any one or more of these assumptions are incorrect, the development of our industry, including estimated growth, may differ from those described in this prospectus. While we do not know what impact any such differences may have on our business, our future results of operations and financial condition and the market price of the PEPS Units, Treasury PEPS Units, senior notes and our Class A common shares, may be materially adversely affected. In addition, we generally cannot assure you that the forward-looking information regarding our industry, including estimated growth, will be achieved, whether or not these assumptions are correct.

USE OF PROCEEDS

      We estimate that Monday Finance SA will receive net proceeds from this offering of approximately $        million, or approximately $        million if the underwriters for this offering exercise their option to purchase additional PEPS Units in full. We will not receive any proceeds from the sale of our Class A common shares in the concurrent Class A common shares offering, except to the extent the underwriters exercise their over-allotment option. In the event the underwriters exercise their over-allotment option in full, we estimate that we would receive approximately $        million in net proceeds from the concurrent Class A common shares offering, which reflects an assumed initial public offering price of $            per share and also reflects the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us and our subsidiaries. We intend to use any net proceeds we may receive as a result of the concurrent Class A common shares offering to acquire additional Class I common shares in Monday SCA.

      Monday SCA and Monday Ltd’s other subsidiaries will use any net proceeds to us of the concurrent offerings to do the following:

•	pay approximately $ million of separation and transaction expenses, such as transfer taxes,

•	pay approximately $ million to acquire the PricewaterhouseCoopers management consulting and technology services business in India and to purchase Monday SCA Class I common shares owned by the PricewaterhouseCoopers firm is Spain pursuant to the terms of the applicable rollup agreements,

•	pay approximately $ million to PricewaterhouseCoopers firms that are not contributing management consulting and technology services businesses to us in connection with noncompetition agreements we are entering into with them and

•	use the remainder for general corporate purposes, including to fund working capital.

      We have granted an over-allotment option to the underwriters at their request. We also have granted an over-allotment option to the underwriters for the concurrent Class A common shares offering. Under our current business plan, we do not require the proceeds from the sale of the PEPS Units or our Class A common shares that would result from the exercise of these options. Accordingly, if either option is exercised by the applicable underwriters, we currently intend to use the net proceeds generated as a result to repurchase, or have one of our subsidiaries repurchase, our Class A common shares from time to time in open market transactions pursuant to a repurchase plan to be adopted by our board of directors in accordance with applicable securities laws. Because we will have significant flexibility in applying the net proceeds of the over-allotment options, if exercised, you may not agree with the choices we make in using these proceeds.

      Pending specific application of the net proceeds, we intend to invest them in short-term marketable securities.

DIVIDEND POLICY

      We do not anticipate paying any dividends on our Class A common shares in the foreseeable future. We also do not anticipate that our principal subsidiary, Monday SCA, will make any distributions on its Class I common shares or Class II common shares. We currently intend to retain our future earnings for use in the operation and expansion of our business. In addition, we may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit our ability or the ability of Monday SCA to pay dividends or make distributions. Accordingly, you may need to sell your Class A common shares received upon settlement of the purchase contracts to realize a return on your investment. You may not be able to sell your shares at or above the price you paid or were deemed to pay for them upon settlement of the purchase contracts.

      Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition and ability to receive distributions from Monday SCA. Any such determination also will depend upon our cash requirements, prospects and other factors our board of directors deems relevant. If we pay any dividends to our shareholders, we will pay them pro rata based on economic interest. Accordingly, holders of our Class X common shares, which have a voting interest but no economic interest, will not share in any dividend. Holders of PEPS Units or Treasury PEPS Units will not be entitled to receive any dividend with a record date prior to the date the Class A common shares are issued upon settlement of the purchase contracts.

CAPITALIZATION

      The following tables set forth cash and cash equivalents and combined capitalization for Monday Ltd and Monday SCA as of March 31, 2002, on a Historical and Pro Forma as adjusted basis.

•	The “Historical” column reflects our cash and cash equivalents and our capitalization as of March 31, 2002, on a historical basis.

•	The “Pro Forma as adjusted” column reflects cash and cash equivalents and capitalization as of March 31, 2002, and gives effect to the pro forma adjustments to our combined financial statements for our separation and related transactions, including the concurrent offerings. The tables below reflect the receipt from the sale of the PEPS Units of estimated net proceeds of $ million. We will not receive any of the net proceeds from the concurrent Class A common shares offering unless the underwriters exercise their over-allotment option.

      The tables below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the unaudited pro forma combined financial statements of Monday Ltd and Monday SCA and notes to these statements and our combined financial statements and notes to these statements.

Monday Ltd

	As of
	March 31, 2002

		Pro Forma
	Historical	as adjusted

	(in thousands,
	except share data)

	(unaudited)
Cash and cash equivalents	$115,193	$

Short-term bank borrowings and current portion of long-term debt	$75,714	$
Long-term debt and other long-term liabilities	132,405
Monday Finance SA Senior Notes due 2008	—
Minority interests	—
Invested equity/ shareholders’ equity
Class A common shares, par value $0.0001 per share, 2 billion shares authorized, million shares issued and outstanding pro forma as adjusted	—
Class X common shares, par value $0.0001 per share, 2 billion shares authorized, million shares issued and outstanding pro forma as adjusted	—
Restricted share units (relating to Class A common shares), million units issued and outstanding pro forma as adjusted	—
Restricted Class A common shares	—
Deferred compensation	—
Additional paid-in capital	—
Retained earnings	—
PwC Network investment	429,255
Accumulated other comprehensive income (loss)	—

Total PwC Network investment/ shareholders’ equity	429,255

Total capitalization	$637,374	$

      On a historical basis, the amount of net investment in our combined business by firms in the PricewaterhouseCoopers network was recorded as PwC Network investment in our combined financial statements.

Monday SCA

	As of
	March 31, 2002

		Pro Forma
	Historical	as adjusted

	(in thousands,
	except share data)

	(unaudited)
Cash and cash equivalents	$115,193	$

Short-term bank borrowings and current portion of long-term debt	$75,714	$
Long-term debt and other long-term liabilities	132,405
Monday Finance SA Senior Notes due 2008	—
Invested equity/ shareholders’ equity
Class I common shares, par value $0.0001 per share, shares authorized, million shares issued and outstanding pro forma as adjusted	—
Class II common shares, par value $ per share, shares authorized, shares issued and outstanding pro forma as adjusted	—
Restricted share units (relating to Class A common shares), million units issued and outstanding pro forma as adjusted	—
Restricted Class A common shares	—
Deferred compensation	—
Additional paid-in capital	—
Retained earnings	—
PwC Network investment	429,255
Accumulated other comprehensive income (loss)	—

Total PwC Network investment/ shareholders’ equity	429,255

Total capitalization	$637,374	$

      On a historical basis, the amount of net investment in our combined business by firms in the PricewaterhouseCoopers network was recorded as PwC Network investment in our combined financial statements.

ACCOUNTING TREATMENT

      The net proceeds from the sale of the PEPS Units will be allocated between the purchase contracts and the senior notes on our financial statements based on their relative fair value. Any resultant discount on the senior notes will be amortized as an adjustment of interest expense over the life of the senior notes. The relative fair value of the purchase contracts will be recorded as a credit to additional paid-in capital.

      The purchase contracts are forward transactions in our Class A common shares. Upon settlement of the purchase contract, we will receive $25 on that purchase contract and will issue the requisite number of our Class A common shares. The $25 that we receive will be credited to Class A common shareholders’ equity.

      Before the issuance of our Class A common shares upon settlement of the purchase contracts, the purchase contracts will be reflected in our diluted earnings per share calculations using the treasury stock method. Under this method, the number of our Class A common shares used in calculating diluted earnings per share (based on the settlement rate applied at the end of the reporting period) is deemed to be increased by the excess, if any, of the number of shares that would be issued upon settlement of the purchase contracts over the number of shares that could be purchased by us in the market (at the average market price during the period) using the proceeds receivable upon settlement. Consequently, we anticipate that there will be no dilutive effect on our earnings per share except during periods when the average market price of our Class A common shares is above $          , the threshold appreciation price.

      The Emerging Issues Task Force of the Financial Accounting Standards Board is expected to consider a proposal related to accounting for certain securities and financial instruments, including securities such as the PEPS Units. The current proposals being considered include rulemaking that, if adopted, could result in periodic “marking to market” of the purchase contracts, causing periodic charges or credits to income. The outcome and timing of the EITF rulemaking is uncertain.

DILUTION

      At March 31, 2002, Monday Ltd’s pro forma, as adjusted, net tangible book value was approximately $    million, or approximately $    per Class A common share. Net tangible book value per Class A common share represents total combined tangible assets less total combined liabilities, divided by the aggregate number of Class A common shares outstanding, assuming all Monday SCA Class I common shares and all exchangeable shares issued by one of Monday SCA’s subsidiaries have been redeemed or exchanged on a one-for-one basis for our Class A common shares. Class A common shares outstanding include approximately     million Class A common shares underlying grants of restricted share units but do not include approximately      million Class A common shares issuable pursuant to options, approximately     million unvested restricted Class A common shares and up to      million Class A common shares, or       million Class A common shares if the underwriters for this offering exercise their over-allotment option in full that are issuable pursuant to purchase contracts in connection with the this offering. Assuming an estimated initial public offering price of $     per share, new investors in our Class A common shares in the concurrent Class A common shares offering will experience an immediate dilution of approximately $      per share. We are unable to predict the dilution an investor in our PEPS Units may experience when a purchase contract is settled.

      As of March 31, 2002, there were no options or restricted share units outstanding with respect to our Class A common shares. We expect to issue restricted share units and options to purchase our Class A common shares in connection with the concurrent Class A common shares offering. Pursuant to this offering, we also will enter into purchase contracts that will require us to sell, and holders of these units to purchase, additional Class A common shares no later than                               , 2006. To the extent that any Class A common shares represented by restricted share units are distributed, any options are granted and exercised or the purchase contracts are exercised, there will be dilution to new investors.

      If the underwriters’ over-allotment options to purchase our Class A common shares and the PEPS Units are exercised in full, the pro forma, as adjusted, net tangible book value per share after giving effect to the concurrent offerings would be approximately $    per share and, assuming an estimated initial public offering price of $     per share, new investors in our Class A common shares would experience an immediate dilution of approximately $     per share.

OUR ORGANIZATIONAL STRUCTURE

General

      Monday Ltd is a Bermuda holding company that currently has no material activities, assets or liabilities. Monday SCA is a Luxembourg partnership limited by shares that is owned by us, which also currently has no material activities, assets or liabilities. Monday Ltd is the sole general partner, or manager, of Monday SCA and therefore controls it and includes, or consolidates, its operations into our financial statements. As manager of Monday SCA, Monday Ltd has broad powers to direct and manage the activities and affairs of Monday SCA. These powers include:

•	the sole authority to institute and direct court proceedings and to negotiate, settle and compromise disputes on behalf of Monday SCA,

•	the power to perform all acts and enter into and perform all contracts on behalf of Monday SCA that we deem necessary, advisable or useful in connection with Monday SCA’s business and

•	the power to make any tax elections with respect to Monday SCA.

Monday SCA will reimburse Monday Ltd for all of its expenses relating to its management of Monday SCA. In addition, Monday Ltd may receive a remuneration from Monday SCA for performing its management duties. Monday Ltd have not entered into any fee arrangements for performing those duties at this time. Monday Ltd anticipates that remuneration in the future, if any, would not be material. Following our separation, we will operate our business principally through subsidiaries of Monday SCA, the equity of which initially will be our only material asset.

      Monday Finance SA is a Luxembourg corporation that is indirectly wholly-owned by Monday SCA, which also has no material activities, assets, other than any potential loans it may make to Monday SCA and its subsidiaries, or liabilities, other than liabilities in respect of the senior notes issued as part of the PEPS Units.

Our Separation

      Pursuant to the terms of the rollup agreements, firms in the PricewaterhouseCoopers network that are transferring management consulting and technology services businesses to us, or in some cases partners or shareholders of those firms, will receive Class A common shares or Monday SCA Class I common shares in connection with our separation and will sell Class A common shares in the concurrent Class A common shares offering. The nature of the consideration to be received by each firm reflects the manner in which it will contribute its business to us, which was determined primarily based on tax considerations. In a number of countries, we have entered into rollup agreements directly with the partners or shareholders of some of the PricewaterhouseCoopers firms because these partners or shareholders directly own either the assets of, or equity in, a management consulting and technology services business that is being transferred to us. The countries are Australia, Belgium, France, Iceland, Italy, Pakistan, Portugal, Sweden and Switzerland. The allocation of shares among partners or shareholders in those countries where PricewaterhouseCoopers partners or shareholders are participating directly in this offering has been based on the respective ownership interests of those partners or shareholders in the business being sold as their PricewaterhouseCoopers firm, as applicable.

      The firms expected to receive Class A common shares are those with operations principally in Canada, Central Africa, China, Denmark, East Asia, Germany, Korea, Iceland, the Middle East, New Zealand, Pakistan, Portugal, South Africa, South America, Switzerland, the United Kingdom, the United States and Venezuela. The United States firm also will receive Monday SCA Class I common shares. Our partners in Canada also will be receiving exchangeable shares of one of Monday SCA’s subsidiaries in connection with our separation, which shares will be exchangeable into our Class A common shares on a one-for-one basis. These businesses will be transferred, directly or indirectly, by us to Monday SCA in exchange for a number of its Class I common shares equal to the number of Class A common shares that we issued to the firms in the PricewaterhouseCoopers network or their partners or shareholders. We will have the right, but not the obligation, to contribute proceeds from future issuances of our Class A common shares to Monday SCA in exchange for additional Monday SCA Class I common shares.

      The firms expected to receive Monday SCA Class I common shares are those with operations principally in Australia, Belgium, Central and Eastern Europe, Denmark, Finland, France, Ireland, Italy, Japan, Mexico, the Netherlands, Norway, Spain, Sweden and the United States. Holders of Monday SCA Class I common shares or exchangeable shares of one of Monday SCA’s subsidiaries will have the right to purchase for nominal consideration a number of our Class X common shares, which have the same voting rights as our Class A common shares but no economic rights, equal to the number of Monday SCA Class I common shares or exchangeable shares that they receive. PricewaterhouseCoopers firms, to the extent these firms continue to own equity in our subsidiaries following the closing of the concurrent Class A common shares offering, will not be able to exercise this right under the restrictions that are likely to be imposed as a condition to the proposed SEC no-action letter, which is described in this prospectus. The exchangeable shares of one of Monday SCA’s subsidiaries are exchangeable into Class A common shares on a one-for-one basis. Subject to some exceptions, Monday SCA Class I common shares are redeemable, upon request of a holder, at any time for cash, although Monday SCA has the right to deliver our Class A common shares on a one-for-one basis, subject to adjustment for certain dilutive actions, in lieu of cash. In addition, we may intercede and directly exchange our Class A common shares for Monday SCA Class I common shares that a shareholder has elected to have redeemed.

      PricewaterhouseCoopers firms, or in some cases partners or shareholders of these firms, that receive Class A common shares or Monday SCA Class I common shares in connection with our separation will be selling Class A common shares in the concurrent Class A common shares offering. In order to participate in the concurrent Class A common shares offering, immediately prior to the closing of the concurrent Class A common shares offering, selling PricewaterhouseCoopers firms, or their partners or shareholders, to the extent they hold equity in Monday SCA, will have a portion of their Monday SCA Class I common shares exchanged on a one-for-one basis for our Class A common shares. In consideration of their withdrawal from the various PricewaterhouseCoopers firms, our partners also will receive some of the Class A common shares or Monday SCA Class I common shares from these firms or, for our Canadian partners, exchangeable shares of one of Monday SCA’s subsidiaries directly from the subsidiary being transferred to us. The allocation of these shares among our partners will be made on a firm-by-firm basis and will be based on a variety of factors, including ownership and seniority. Our partners generally will not be participating in the concurrent Class A common shares offering. Through a combination of distribution to our partners and sales as a result of this offering, the PricewaterhouseCoopers firms intend to fully dispose of their holdings in us. Assuming the PricewaterhouseCoopers firms, or their partners or shareholders, fully liquidate their holdings in us and our subsidiaries as a result of this offering, only our partners and we will hold Monday SCA common shares or exchangeable shares in our other subsidiaries following the closing of the concurrent Class A common shares offering.

Organizational Structure

      Our organizational structure following our separation is expected to be as shown in the diagram below. This diagram does not display any of our subsidiaries, other than Monday SCA, or any of Monday SCA’s subsidiaries, other than Monday Finance SA.

      Described below is our expected equity ownership following our separation, in each case calculated assuming all Monday SCA Class I common shares and all exchangeable shares issued by one of Monday SCA’s subsidiaries that are not owned by us or our subsidiaries have been redeemed or exchanged on a one-for-one basis into our Class A common shares. These percentages reflect both economic interests and voting interests.

•	Our partners will own approximately % of our Class A common shares, not including Class A common shares to be issued in respect of restricted share units, or approximately % if the underwriters exercise their over-allotment option in full.

•	Our public shareholders will own approximately % of our Class A common shares, or approximately % if the underwriters exercise their over-allotment option in full.

      In the event the PricewaterhouseCoopers firms and their partners and shareholders do not dispose of all of their Class A common shares in the concurrent Class A common shares offering, including Class A common shares that would be received upon a redemption or exchange of Monday SCA Class I common shares, the PricewaterhouseCoopers firms and some of their partners and shareholders will continue to hold some of our Class A common shares or Monday SCA Class I common shares. In the event these firms continue to hold any of these shares, they will be subject to voting and other restrictions as described under “Arrangements with the PricewaterhouseCoopers Network of Firms—Shareholders Agreement.” The percentage of our Class A common shares that these firms and their partners and shareholders will be permitted to hold immediately following the closing of the concurrent Class A common shares offering will be equal to or less than the percentage set forth in a no-action letter that we expect the SEC to issue in connection with our separation. The no-action letter, if granted as currently proposed by us, would provide that the SEC would take no action to attribute our business activities following the closing of the concurrent

Class A common shares offering to the PricewaterhouseCoopers firms so long as these firms hold less than a specified percentage of our equity and other specified conditions are met. We have proposed that this percentage be less than 20% of our Class A common shares outstanding immediately following the closing of the concurrent Class A common shares offering, calculated as if all Monday SCA Class I common shares and all exchangeable shares issued by one of Monday SCA’s other subsidiaries had been redeemed or exchanged on a one-for-one basis for our Class A common shares.

Monday SCA Share Capital

      The following is a brief description of the share capital of Monday SCA, including the principal economic and legal differences among the shares.

•	The Monday SCA Class I common shares represent limited partnership interests in Monday SCA.

•	Monday SCA Class II Series I common shares represent general partnership interests, and holders of Class II Series I common shares are jointly and severally liable with Monday SCA for all of Monday SCA’s liabilities that cannot be met out of its assets.

•	Monday SCA Class II Series II through Series XX common shares represent limited partnership interests in Monday SCA.

•	Holders of Monday SCA Class I common shares, in the aggregate, are entitled to 95% of any dividend paid by Monday SCA. Holders of Monday SCA Class II common shares, regardless of series, in the aggregate, are entitled to 5% of any dividend paid by Monday SCA.

Following the closing of the concurrent offerings, we will hold all of the Class II common shares of Monday SCA. For all purposes under Luxembourg law and the Monday SCA articles of incorporation, any Monday SCA Class I common shares owned by us will be treated as Monday SCA Class II Series I common shares, except for purposes of share transfers and redemptions. As a result, we will receive a smaller percentage of dividends than the percentage to which we would otherwise be entitled. In order to compensate us for this reduced percentage, Monday SCA Class II Series II through Series XX common shares are redeemable for cash for an amount that depends upon the aggregate dividend amount paid on Monday SCA common shares. Please see “Description of Share Capital— Description of Monday SCA Common Shares” for a more detailed description.

Other Structural Considerations

      Although we currently do not anticipate that we will declare any dividends in the foreseeable future, we expect that any dividends we may declare will be paid based on economic ownership in us and our subsidiaries. After our separation, we will have no material activities, assets or liabilities other than our holdings in Monday SCA and our obligations under the purchase contracts underlying the PEPS Units. Because we will be permitted to acquire and hold assets and incur liabilities at various levels of our organizational structure, however, there may be differences between dividends paid on our Class A common shares and distributions made with respect to Monday SCA Class I common shares. For example, we may acquire a business at the Monday Ltd level and decide not to transfer the business to Monday SCA, which may result in additional cash flow at the Monday Ltd level. Conversely, we may incur indebtedness only at the Monday Ltd level, which could cause expenses to be incurred at the Monday Ltd level that may not be reimbursed by Monday SCA. In addition, distributions paid by Monday SCA will be subject to Luxembourg withholding taxes, which vary based upon the residence of a shareholder. Therefore, we may not receive the same distribution from Monday SCA on account of our Monday SCA Class I common shares or Class II common shares, on a net after-tax basis, as another holder of Monday SCA Class I common shares, such as one of our partners. We expect to minimize withholding taxes by receiving payments for redemption of our Monday SCA Class II common shares in lieu of most ordinary distributions, as described in the prior paragraph.

      As described in “Risk Factors— Potential changes to United States federal tax and other laws could increase our effective tax rate or could have other adverse effects on our business,” there is some possibility that legislation may be enacted in the United States that could have adverse effects on our company. If such legislation is enacted, or appears likely to be enacted, and would apply to our company, we may decide to convert to a United States corporation, either by electing under Delaware law to be a Delaware corporation or merging into a Delaware corporation. Under our bye-laws, the conversion into a Delaware corporation by election under Delaware law could be effected by our board of directors without shareholder approval. Any decision to merge into a Delaware corporation, however, would be subject to shareholder approval.

      Please see “Arrangements with the PricewaterhouseCoopers Network of Firms,” “Arrangements With Our Partners,” “Description of Share Capital” and “Description of PEPS Units” for additional information about our corporate structure.

AUDITOR INDEPENDENCE RULES, THE ENRON SITUATION

AND THE PROPOSED SEC NO-ACTION LETTER

Auditor Independence Rules and the Enron Situation

      The United States federal securities laws, including the rules and regulations promulgated by the Securities and Exchange Commission under these laws, require that an independent accountant certify the financial statements that a public reporting company submits to the SEC. Other jurisdictions also have laws, rules and regulations regarding the independence of accountants from audit clients. Until our separation from the PricewaterhouseCoopers network of firms, our business will continue to be subject to and constrained by these laws, rules and regulations because of the accounting and auditing businesses that are conducted by the firms in the PricewaterhouseCoopers network.

      Rule 2-01 of Regulation S-X under the Securities Act, which was amended effective February 2001, provides that the SEC will not recognize an accountant as independent from an audit client unless the accountant is, and appears to a reasonable investor to be, capable of exercising objective and impartial judgment on all issues encompassed within the accountant’s engagement. In addition to this general standard, Rule 2-01 also sets forth a number of non-exclusive circumstances, including various relationships between an accountant and an audit client and services performed by an accountant for an audit client, which the SEC views as inconsistent with the general standard for independence. At the time Rule 2-01 was amended in February 2001, the SEC also amended the proxy disclosure rules to require disclosure of the fees paid by a public reporting company to its principal accountants for audit and non-audit services. The following summary sets forth some of these circumstances which have limited our business and describes the new proxy disclosure rules. This summary, however, is not intended to be a full description of Rule 2-01, as amended, the proxy disclosure rules or any other SEC rules and regulations regarding the independence of accountants.

•	Relationships. Rule 2-01 provides that an accountant will not be independent from an audit client if the accountant enters into financial, employment or business relationships with the audit client. For example, subject to some exceptions, an accountant may not lend money to or otherwise have a financial interest in an audit client. An accountant also may not enter into business relationships, such as joint ventures or strategic alliances, with an audit client. Accordingly, because of these restrictions, we have been limited in our ability to form alliances, enter into resale arrangements, form joint ventures or enter into contingent fee or risk-sharing arrangements with audit clients of firms in the PricewaterhouseCoopers network and affiliates of these clients.

•	Non-audit Services. Rule 2-01 provides that the performance by an accountant of some non-audit services for an audit client is incompatible with independent status. For example, an accountant will not be independent from an audit client if, at any point during an audit period, the accountant directly or indirectly operates or supervises the operation of the client’s information systems or manages the client’s local area computer network. In addition, unless conditions designed to ensure independence are satisfied, the SEC will not recognize an accountant as independent if the accountant designs or implements a hardware or software system, such as an enterprise resource planning system, that aggregates financial data or generates information that is significant to the client’s financial statements taken as a whole. As a general matter, most of the management consulting and technology services we currently provide are not restricted. We have been limited, however, in providing some services, such as outsourcing, because of these restrictions.

•	Public Disclosure Requirements. The proxy disclosure rules require that a public reporting company’s annual proxy statement include disclosure setting forth the fees billed by the company’s principal accountants for audit and non-audit services. Fees for non-audit services must be disclosed separately from fees for audit services, and fees relating to the design or implementation of hardware or software financial reporting systems, as described above, also must be separately disclosed. In addition, a company must disclose whether its audit committee has considered whether the provision of non-audit services by its accountants is compatible with maintaining the independence of its accountants. Because of these disclosure requirements, boards of directors are becoming increasingly hesitant to allow their accountants to perform significant non-audit services.

      In addition to the SEC rules and regulations, state accounting licensing boards in the United States and regulatory organizations outside the United States as well as the professional ethics rules of the accounting profession in many places around the world impose similar restrictions on the ability of accounting firms to enter into relationships or perform some non-audit services for audit clients.

      Although we believe independence-related concerns are most prominent for companies with securities listed or traded on United States securities markets, many other countries in which we operate also have laws, rules and regulations regarding the independence of accountants from audit clients. The United Kingdom, for example, has required disclosure of fees for audit and non-audit services since 1989. The European Commission, in preparation for the issuance of a formal recommendation to European Union member states regarding statutory auditor independence, published a paper in December 2000 which proposed a set of fundamental independence principles and specific independence requirements. These formal recommendations and specific requirements are similar to, and in some cases stricter than, the SEC auditor independence and disclosure rules. In response to the Enron situation described below, many jurisdictions outside of the United States also are considering new laws, rules and regulations that would restrict further the ability of accounting firms to provide non-audit services to their audit clients or require disclosure of audit and non-audit fees.

      In response to the recent high profile bankruptcy filing by the Enron Corporation in December 2001, government authorities, the media, boards of directors and shareholders also are paying considerable attention to the relationships between public reporting companies and their auditors. In the case of Enron, governmental authorities and the media are investigating whether the management consulting fees paid to Arthur Andersen compromised its role as Enron’s independent accountants. There also are a number of bills pending in the United States House of Representatives and the United States Senate which, if enacted, would prohibit or further restrict the provision of non-audit services to a public reporting company by its accountants. In addition, shareholders, particularly pension funds affiliated with labor unions, have begun proposing shareholder resolutions that, if adopted, would prevent a company’s accountants from performing non-audit services. In February 2002, for example, approximately 40% of the votes cast at The Walt Disney Company’s annual shareholders meeting supported a proposal that would have prevented its accountants, PricewaterhouseCoopers LLP, from providing Disney with non-audit services in the future. Although Disney’s board of directors originally opposed the initiative, Disney indicated, prior to its annual meeting, that it would adopt the measure regardless of the shareholder vote, citing public sentiment and shareholder reaction. Similar proposals are pending at other large, multinational public reporting companies.

      Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Auditor Independence Rules, the Enron Situation and the Impact on Our Business” for a description of the impact that the auditor independence rules and the Enron situation are having on our business.

The Proposed Securities and Exchange Commission No-Action Letter

      In connection with our separation, PricewaterhouseCoopers LLP, the United States firm, has submitted a request for an independence-related no-action letter from the Securities and Exchange Commission. The no-action letter, if issued as currently proposed by us, would provide that the SEC would take no action to attribute our business activities following the closing of the concurrent Class A common shares offering to the firms in the PricewaterhouseCoopers network. As a result, the restrictions on our scope of services and business relationship described above and in this prospectus would no longer apply to us after our separation and the completion of the concurrent Class A common shares offering.

      As part of the separation transaction, we have agreed to comply with the requirements of the proposed no-action letter. We also will grant the firms in the PricewaterhouseCoopers network contractual rights, such as registration rights, that these firms will require in order to comply with the terms of the proposed no-action letter, if these firms continue to hold our equity following the closing of the concurrent Class A common shares offering. A description of the agreements that contain these provisions are described in “Arrangements with the PricewaterhouseCoopers Network of Firms.”

      The following is a summary of some of the conditions that the SEC likely would require in connection with the issuance of the proposed no-action letter. The conditions listed below are not the full set of conditions that would be applicable if the SEC issues the proposed no-action letter and focus only on the provisions which we believe could materially affect us or our business.

•	The SEC will not take any action to attribute our business activities to the PricewaterhouseCoopers firms if, after giving effect to the closing of the concurrent Class A common shares offering, the firms in the PricewaterhouseCoopers network and their partners, shareholders and pension funds for partners own less than 20% of our outstanding Class A common shares, calculated assuming all Monday SCA Class I common shares have been redeemed by Monday SCA in exchange for our Class A common shares and any exchangeable shares issued by our subsidiaries have been exchanged for our Class A common shares, in each case on a one-for-one basis. Any remaining Class A common shares or Monday SCA Class I common shares held by these firms and their partners and shareholders following the closing of the concurrent Class A common shares offering would be required to be sold or otherwise disposed of prior to the fifth anniversary of the closing of the concurrent Class A common shares offering. Any shares owned, however, by partners and shareholders of a PricewaterhouseCoopers firm that are freely transferable under the Securities Act of 1933 and are not subject to a lock-up or other transfer restrictions would not be attributed to the PricewaterhouseCoopers firms.

•	We would be entitled to use the name “PwC Consulting” only for a period of four years commencing with the closing of the concurrent Class A common shares offering. The right to use the name “PwC Consulting” during this period would be subject to a number of important conditions, including our obligation to clearly designate our business as not being owned by or affiliated with the firms in the PricewaterhouseCoopers network. Although we will have the right to use the name “PwC Consulting” for this period of time, we changed our name in June 2002 and will begin operating under our new brand upon our separation. Please see “Business—Business Development and Marketing” for information regarding our new name and our marketing plans for our new name.

•	The PricewaterhouseCoopers firms would be able to refer clients to us but would be under no obligation to do so. Likewise, we would be able to refer clients to firms in the PricewaterhouseCoopers network but would be under no obligation to do so. The PricewaterhouseCoopers network firms would not be permitted to designate us as a preferred provider of services. We also would not be able to pay referral fees or other compensation to PricewaterhouseCoopers firms, nor would they be able to pay referral fees or other compensation to us.

•	Any transition services agreements entered into by a PricewaterhouseCoopers firm and us would provide that transition services will be provided to us at the cost of the services provided. In general, the terms of these agreements would not exceed three years.

•	We would continue to be able to occupy office space that we currently share with a PricewaterhouseCoopers firm, so long as our offices clearly are distinguishable from the offices of the PricewaterhouseCoopers firms with which we share space. In general, at the end of a lease for any shared space, we would need to relocate or enter into a lease for our space directly with owner of the property.

•	We and the PricewaterhouseCoopers firms would enter into, and comply with, the terms of the noncompete arrangements contained in the agreements relating to our separation.

      The terms and conditions of the final no-action letter, if issued by the Securities and Exchange Commission, may materially differ from the terms and conditions of the proposed no-action letter, including those discussed above.

SELECTED FINANCIAL DATA

      The following table sets forth our selected financial data derived from our audited combined financial statements as of and for the fiscal years ended June 30, 1999, 2000 and 2001, our unaudited combined balance sheet as of March 31, 2002, and our unaudited combined income statements before partner distributions and benefits for the nine months ended March 31, 2001 and 2002. The selected financial data should be read in conjunction with our unaudited pro forma combined financial statements and notes to these statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes to these statements.

      Our business will be comprised of the management consulting and technology services businesses to be transferred to us prior to the closing of the concurrent offerings by some of the firms in the PricewaterhouseCoopers network of firms or by the partners or shareholders of some of these firms as part of our separation. Our combined financial statements and notes to these statements, however, contain historical financial results and assets and liabilities for management consulting and technology services businesses of firms in the PricewaterhouseCoopers network that are not being transferred to us as part of our separation. Accordingly, the historical financial information set forth below includes the financial results and assets and liabilities of businesses that we will not own after our separation, which financial results and assets and liabilities are not material to us. Please see “Arrangements with the PricewaterhouseCoopers Network of Firms” for a description of our separation and our unaudited pro forma combined financial statements and notes to these statements for a pro forma presentation of the financial results of our business, which excludes the financial results and assets and liabilities of management consulting and technology services businesses that we will not own after our separation.

      The historical financial results and assets and liabilities of the businesses being transferred to us as part of our separation contained in our combined financial statements do not reflect what our financial results and assets and liabilities in the future as a separate public company will be or what our financial results and assets and liabilities would have been had we been a separate public company with these businesses during the periods presented for various reasons. For example, compensation for our partners was not reflected in our combined income statements before partner distributions and benefits as an expense. Please see our unaudited pro forma combined financial statements and notes to these statements, “Management’s Discussions and Analysis of Financial Condition and Results of Operations” and our combined financial statements and notes to these statements for a more detailed discussion of these reasons.

      We have not provided selected financial data for any period preceding the formation of the PricewaterhouseCoopers network of firms. As further described in the notes to our combined financial statements, the PricewaterhouseCoopers network of firms was formed on July 1, 1998, through the combination of the Coopers & Lybrand and Price Waterhouse global networks. Prior to July 1, 1998, these global networks were independent of each other, had operational and management structures that were not similar, did not have economic arrangements between them that are comparable to the arrangement established within the PricewaterhouseCoopers network and were not under common management. Accordingly, we believe that there is no accounting basis for combining the individual firms that comprised these networks in order to provide information prior to the combination. Each of the separate firms comprising these networks generally had differing reporting year ends, maintained its own books and records and had differing accounting policies and methodologies. Consequently, comparable financial information for each of the firms within these networks cannot be reliably produced without unreasonable effort or expense, and even if such information could be produced, we believe it would not provide meaningful information because the information would need to be presented on a disaggregated basis for many of the individual firms.

				Nine Months Ended
	Fiscal Year Ended June 30,			March 31,

	1999	2000	2001	2001	2002(2)

	(in thousands)
Income Statement Data:
Revenues	$6,230,609	$7,130,959	$7,481,003	$5,637,753	$5,005,260
Cost of services(1)	2,964,870	3,501,153	3,825,639	2,891,832	2,524,357
Reimbursables and subcontractor costs	1,212,798	1,341,290	1,516,429	1,141,532	1,041,011

Total cost of services(1)	4,177,668	4,842,443	5,342,068	4,033,364	3,565,368
Selling, general and administrative expenses(1)	1,408,261	1,595,085	1,586,126	1,157,117	965,839
Goodwill amortization	46,946	54,911	57,007	42,995	44,817

Operating income(1)	597,734	638,520	495,802	404,277	429,236
Interest income	2,816	1,918	2,553	1,914	4,544
Interest expense	(34,816)	(47,918)	(58,553)	(44,914)	(33,616)
Other income (expense)	—	11,619	(15,618)	(7,910)	98

Income before partner distributions and benefits	$565,734	$604,139	$424,184	$353,367	$400,262

	As of June 30,			As of
				March 31,
	1999	2000	2001	2002

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$39,336	$74,352	$110,204	$115,193
Working capital	430,969	418,527	315,217	252,083
Goodwill, net	191,506	214,584	151,063	117,908
Total assets	1,870,368	2,199,024	1,988,499	1,807,168
Amounts due to the PwC Network	888,879	1,085,443	1,019,051	891,505
Long-term liabilities	174,672	219,357	165,709	132,405
PwC Network investment	568,644	567,218	503,034	429,255

(1)	Excludes payments for partner distributions and benefits.

(2)	As of July 1, 2001, new arrangements were established for sharing cost between the various lines of business in the PricewaterhouseCoopers network of firms. See Note 4 to our unaudited financial statements for the period ended March 31, 2002.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

      The unaudited pro forma combined financial statements of Monday Ltd and Monday SCA reported below should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the notes to these statements. We have included unaudited pro forma combined financial statements for both Monday Ltd and Monday SCA because our PEPS Units are comprised of purchase contracts issued by Monday Ltd and senior notes issued by Monday Finance SA, a wholly owned indirect subsidiary of Monday SCA. Monday SCA is guaranteeing the Monday Finance SA senior notes. The principal difference between the unaudited pro forma combined financial statements for Monday Ltd and Monday SCA relates to the minority interest of some of our partners in Monday SCA. The following unaudited pro forma combined balance sheets as of March 31, 2002, and unaudited pro forma combined income statements for the nine months ended March 31, 2002, and for the fiscal year ended June 30, 2001, have been derived from our unaudited and audited combined financial statements. The unaudited pro forma combined financial statements are illustrative only and do not purport to represent what the financial position and results of operations of Monday Ltd and Monday SCA actually would have been had our separation and related transactions described below occurred on the dates indicated or what our future performance as a separate public company will be.

      The unaudited pro forma combined income statements were prepared as if our separation and the related transactions described below, including the concurrent offerings, had occurred as of July 1, 2000. The unaudited pro forma combined balance sheets were prepared as if our separation and the related transactions had occurred as of March 31, 2002. The unaudited pro forma combined financial statements give pro forma effect to a number of factors, including the following:

•	our separation and the related transactions described under “Arrangements with the PricewaterhouseCoopers Network of Firms,”

•	the retention by the PricewaterhouseCoopers network of firms of debt included in “Amounts due to the PwC Network” in the combined financial statements,

•	compensation and benefits under our new compensation structure that we would have paid to partners had we been a corporation in the historical periods,

•	provision for corporate income taxes, which has been determined based on Monday Ltd’s status as a Bermuda company and which may change as a result of proposed United States tax legislation or in the event we decide to convert to a United States corporation, the net effect of which for the periods presented would be as described in note (e) to the unaudited pro forma combined financial statements,

•	the exclusion of the financial results and assets and liabilities of the management consulting and technology services businesses of PricewaterhouseCoopers firms that are not being transferred to us as part of our separation, which are not material to us, and

•	the concurrent offerings.

      The pro forma adjustments are based upon available information and assumptions that we believe are reasonable. Please see the notes to our unaudited pro forma combined financial statements for a more detailed discussion of the adjustments described above and how they are presented in our unaudited pro forma combined financial statements.

      Our unaudited pro forma combined income statements do not give effect to one-time events directly attributable to our transition to a corporate structure and related transactions because of their nonrecurring nature. These one-time events include the following transactions and related tax effects that are expected to occur in the latter part of fiscal year 2002 and fiscal year 2003:

•	costs of approximately $6.5 million associated with our transition to a corporate structure, primarily consisting of indirect taxes, such as capital and stamp duty, imposed on the transfer of assets,

•	compensation costs to be incurred immediately following the closing of the concurrent Class A common shares offering of approximately $117 million resulting from the grant of fully vested restricted share units representing Class A common shares to our partners and sales at nominal value of Class A common shares to our partners in connection with the concurrent Class A common shares offering,

•	recognition of income tax assets, net, of approximately $143 million resulting from our transition to a corporate structure and

•	marketing expenses of approximately $110 million to change our name and build a new brand identity.

      In addition, the unaudited pro forma combined financial statements do not give effect to other separation transaction costs, such as creating separate systems and processes.

Monday Ltd

Unaudited Pro Forma Combined Balance Sheet

	As of March 31, 2002

		Pro forma	Pro forma
		adjustments—	adjustments—
		excluded	transition to a			Adjustments for		Pro forma
	Historical	operations(a)	corporate structure		Pro forma	the offerings		as adjusted

	(in thousands)
Assets
Current assets
Cash and cash equivalents	$115,193	$(41,462)	$—		$73,731	$	(o)	$
							(p)
Short-term investments	13,724	—	—		13,724
Accounts receivable	1,013,310	(43,604)	—		969,706
Unbilled receivables	188,774	(2,179)	—		186,595
Amounts due from the PwC Network	58,024	(62)	(57,962	)(g)	—
Prepaid and other current assets	108,566	(5,085)	—		103,481
Deferred tax assets	—	—	188,754	(f)	223,457
			34,703	(i)	—

Total current assets	1,497,591	(92,392)	165,495		1,570,694

Investments	4,746	—	—		4,746
Property and equipment, net	145,451	(23,584)	—		121,867
Goodwill, net	117,908	(25,134)	—		92,774
Other non-current assets	41,472	(5,761)	—		35,711		(o)
Deferred tax assets	—	—	12,600	(c)	12,600		(q)
			—	(f)
			—	(q)

Total non-current assets	309,577	(54,479)	12,600		267,698

Total assets	$1,807,168	$(146,871)	$178,095		$1,838,392	$		$

Liabilities and PwC Network investment and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$183,106	$(30,900)	$6,500	(h)	$241,706	$		$
			66,000	(j)
			17,000	(f)
Accrued payroll and related benefits	95,183	(6,765)	86,757	(i)	175,175		(q)
			—	(q)
Short-term bank borrowings	71,611	(28,485)	—		43,126
Current portion of long-term debt	4,103	(800)	—		3,303
Amounts due to the PwC Network	891,505	(28,924)	(345,821	)(g)	516,760

Total current liabilities	1,245,508	(95,874)	(169,564)		980,070

Long-term liabilities
Long-term debt	52,455	(20,773)	—		31,682
Monday Finance SA senior notes due 2008	—	—	—		—		(o)
Other long-term liabilities	79,950	(318)	—		79,632
Retirement benefits	—	—	31,499	(c)	31,499
Deferred tax liabilities	—	—	28,546	(f)	28,546

Total long-term liabilities	132,405	(21,091)	60,045		171,359
Minority interest	—	—	—	(m)	—		(m)
PwC Network investment	429,255	(29,906)	287,859	(g)	—
			(12,038	)(l)
			(675,170	)(k)
Shareholders’ equity
Series A junior preferred shares(s)			—		—
Class A common shares(t)			—	(n)	—		(m)
Class X common shares(u)			—	(n)	—
Restricted share units (related to Class A common shares)(v)							(q)
Restricted Class A common shares							(q)
Deferred compensation							(q)
Additional paid-in capital			(31,499	)(c)	556,914		(m)
			—	(f)			(p)
			(86,757	)(i)
			675,170	(k)
			—	(m)
			—	(n)
			—	(q)
Retained earnings			12,600	(c)	118,011		(q)
			143,208	(f)
			(6,500	)(h)
			34,703	(i)
			(66,000	)(j)
			—	(q)
Accumulated other comprehensive income			12,038	(l)	12,038

Total shareholders’ equity	—	—	686,963		686,963

Total liabilities and shareholders’ equity	$1,807,168	$(146,871)	$178,095		$1,838,392	$		$

The accompanying notes are an integral part of these financial statements.

Monday Ltd

Unaudited Pro Forma Combined Income Statement

	Fiscal Year Ended June 30, 2001

			Pro forma
			adjustments—
		Pro forma	transition
		adjustments—	to a			Adjustments
		excluded	corporate			for the	Pro forma
	Historical	operations(a)	structure		Pro forma	offerings	as adjusted

	(in thousands, except per share data)
Revenues	$7,481,003	$(332,861)	$—		$7,148,142	$	$
Cost of services	3,825,639	(300,818)	442,088	(b)	4,000,396
			32,111	(c)
			1,376	(d)
Reimbursables and subcontractor costs	1,516,429	(16,703)	—		1,499,726

Total cost of services	5,342,068	(317,521)	475,575		5,500,122
Selling, general and administrative expenses	1,586,126	(82,992)	78,016	(b)	1,502,268	(q)
			5,667	(c)
			(56,549	)(d)
			(28,000	)(e)
Goodwill amortization	57,007	(5,396)	—		51,611

Operating income	495,802	73,048	(474,709)		94,141
Interest income	2,553	—	—		2,553
Interest expense	(58,553)	2,996	39,764	(g)	(15,793)	(o)
Other income (expense)	(15,618)	—	—		(15,618)

Income before income taxes	424,184	76,044	(434,945)		65,283
Provision for income taxes	—	—	85,595	(e)	85,595	(o)(q)

Income before minority interest	424,184	76,044	(520,540)		(20,312)
Minority interest	—	—	—	(m)	—	(m)

Income before partner distributions and benefits	$424,184

Net income (loss)		$76,044	$(520,540)		$(20,312)	$	$

Earnings per share:
basic							$	(r)

diluted							$	(r)

Weighted average number of shares:
basic								(r)

diluted								(r)

The accompanying notes are an integral part of these financial statements.

Monday Ltd

Unaudited Pro Forma Combined Income Statement

	Nine Months Ended March 31, 2002

		Pro forma	Pro forma
		adjustments—	adjustments—
		excluded	transition to a			Adjustments for		Pro forma
	Historical	operations(a)	corporate structure		Pro forma	the offerings		as adjusted

	(in thousands, except per share data)
Revenues	$5,005,260	$(223,643)	$—		$4,781,617	$		$
Cost of services	2,524,357	(201,967)	331,429	(b)	2,672,562
			24,477	(c)
			(5,734	)(d)
Reimbursables and subcontractor costs	1,041,011	(14,996)	—		1,026,015

Total cost of services	3,565,368	(216,963)	350,172		3,698,577
Selling, general and administrative expenses	965,839	(48,951)	58,487	(b)	948,447		(q)
			4,320	(c)
			(18,178	)(d)
			(13,070	)(e)
Goodwill amortization	44,817	(3,997)	—		40,820

Operating income	429,236	46,268	(381,731)		93,773
Interest income	4,544	(5)	—		4,539
Interest expense	(33,616)	1,476	24,955	(g)	(7,185)		(o)
Other income (expense)	98	—	—		98

Income before income taxes	400,262	47,739	(356,776)		91,225
Provision for income taxes		—	66,765	(e)	66,765		(o)(q)

Income before minority interest	400,262	47,739	(423,541)		24,460
Minority interest	—	—	—	(m)	—		(m)

Income before partner distributions and benefits	$400,262

Net income (loss)		$47,739	$(423,541)		$24,460	$		$

Earnings per share:
basic								$	(r)

diluted								$	(r)

Weighted average number of shares:
basic									(r)

diluted									(r)

The accompanying notes are an integral part of these financial statements.

Monday SCA

Unaudited Pro Forma Combined Balance Sheet

	As of March 31, 2002

		Pro forma	Pro forma
		adjustments—	adjustments—
		excluded	transition to a			Adjustments for			Pro forma
	Historical	operations(a)	corporate structure		Pro forma	the offerings			as adjusted

	(in thousands)
Assets
Current assets
Cash and cash equivalents	$115,193	$(41,462)	$—		$73,731	$		(o)	$
								(p)
Short-term investments	13,724	—	—		13,724
Accounts receivable	1,013,310	(43,604)	—		969,706
Unbilled receivables	188,774	(2,179)	—		186,595
Amounts due from the PwC Network	58,024	(62)	(57,962	)(g)	—
Prepaid and other current assets	108,566	(5,085)	—		103,481
Deferred tax assets	—	—	188,754	(f)	223,457
			34,703	(i)	—

Total current assets	1,497,591	(92,392)	165,495		1,570,694

Investments	4,746	—	—		4,746
Property and equipment, net	145,451	(23,584)	—		121,867
Goodwill, net	117,908	(25,134)	—		92,774
Other non-current assets	41,472	(5,761)	—		35,711			(o)
Deferred tax assets	—	—	12,600	(c)	12,600			(q)
			—	(f)
			—	(q)

Total non-current assets	309,577	(54,479)	12,600		267,698

Total assets	$1,807,168	$(146,871)	$178,095		$1,838,392	$			$

Liabilities and PwC Network investment and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$183,106	$(30,900)	$6,500	(h)	$241,706	$			$
			66,000	(j)
			17,000	(f)
Accrued payroll and related benefits	95,183	(6,765)	86,757	(i)	175,175			(q)
			—	(q)
Short-term bank borrowings	71,611	(28,485)	—		43,126
Current portion of long-term debt	4,103	(800)	—		3,303
Amounts due to the PwC Network	891,505	(28,924)	(345,821	)(g)	516,760

Total current liabilities	1,245,508	(95,874)	(169,564)		980,070

Long-term liabilities
Long-term debt	52,455	(20,773)	—		31,682
Monday Finance SA senior notes due 2008	—	—	—		—			(o)
Other long-term liabilities	79,950	(318)	—		79,632
Retirement benefits	—	—	31,499	(c)	31,499
Deferred tax liabilities	—	—	28,546	(f)	28,546

Total long-term liabilities	132,405	(21,091)	60,045		171,359
PwC Network investment	429,255	(29,906)	287,859	(g)	—
			(12,038	)(l)
			(675,170	)(k)
Shareholders’ equity
Class I common shares(w)			—	(n)	—
Class II common shares(x)			—	(n)	—
Restricted share units (related to Class A common shares)(v)							(q	)
Restricted Class A common shares							(q	)
Deferred compensation							(q	)
Additional paid-in capital			(31,499	)(c)	556,914			(p)
			—	(f)
			(86,757	)(i)
			675,170	(k)
			— (n	)
			—	(q)
Retained earnings			12,600	(c)	118,011
			143,208	(f)
			(6,500	)(h)
			34,703	(i)
			(66,000	)(j)
			— (q	)
Accumulated other comprehensive income			12,038	(l)	12,038

Total shareholders’ equity	—	—	686,963		686,963

Total liabilities and shareholders’ equity	$1,807,168	$(146,871)	$178,095		$1,838,392	$			$

The accompanying notes are an integral part of these financial statements.

Monday SCA

Unaudited Pro Forma Combined Income Statement

	Fiscal Year Ended June 30, 2001

			Pro forma
			adjustments—
		Pro forma	transition			Adjustments
		adjustments—	to a			for
		excluded	corporate			the	Pro forma
	Historical	operations(a)	structure		Pro forma	offerings	as adjusted

	(in thousands, except per share data)
Revenues	$7,481,003	$(332,861)	$—		$7,148,142	$	$
Cost of services	3,825,639	(300,818)	442,088	(b)	4,000,396
			32,111	(c)
			1,376	(d)
Reimbursables and subcontractor costs	1,516,429	(16,703)	—		1,499,726

Total cost of services	5,342,068	(317,521)	475,575		5,500,122
Selling, general and administrative expenses	1,586,126	(82,992)	78,016	(b)	1,502,268	(q)
			5,667	(c)
			(56,549	)(d)
			(28,000	)(e)
Goodwill amortization	57,007	(5,396)	—		51,611

Operating income	495,802	73,048	(474,709)		94,141
Interest income	2,553	—	—		2,553
Interest expense	(58,553)	2,996	39,764	(g)	(15,793)	(o)
Other income (expense)	(15,618)	—	—		(15,618)

Income before income taxes	424,184	76,044	(434,945)		65,283
Provision for income taxes	—	—	85,595	(e)	85,595	(o)(q)

Income before partner distributions and benefits	$424,184

Net income (loss)		$76,044	$(520,540)		$(20,312)	$	$

The accompanying notes are an integral part of these financial statements.

Monday SCA

Unaudited Pro Forma Combined Income Statement

	Nine Months Ended March 31, 2002

		Pro forma	Pro forma
		adjustments—	adjustments—
		excluded	transition to a			Adjustments for		Pro forma
	Historical	operations(a)	corporate structure		Pro forma	the offerings		as adjusted

	(in thousands, except per share data)
Revenues	$5,005,260	$(223,643)	$—		$4,781,617	$		$
Cost of services	2,524,357	(201,967)	331,429	(b)	2,672,562
			24,477	(c)
			(5,734	)(d)
Reimbursables and subcontractor costs	1,041,011	(14,996)	—		1,026,015

Total cost of services	3,565,368	(216,963)	350,172		3,698,577
Selling, general and administrative expenses	965,839	(48,951)	58,487	(b)	948,447		(q)
			4,320	(c)
			(18,178	)(d)
			(13,070	)(e)
Goodwill amortization	44,817	(3,997)	—		40,820

Operating income	429,236	46,268	(381,731)		93,773
Interest income	4,544	(5)	—		4,539
Interest expense	(33,616)	1,476	24,955	(g)	(7,185)		(o)
Other income (expense)	98	—	—		98

Income before income taxes	400,262	47,739	(356,776)		91,225
Provision for income taxes		—	66,765	(e)	66,765		(o)(q)

Income before partner distributions and benefits	$400,262

Net income (loss)		$47,739	$(423,541)		$24,460	$		$

The accompanying notes are an integral part of these financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

(unaudited)

(in thousands, except share and per share data)

      Monday Ltd currently has no material assets other than Class I and Class II common shares in its subsidiary, Monday SCA. As the sole general partner of Monday SCA and as a result of its majority voting and economic interest in Monday SCA, Monday Ltd will control Monday SCA’s management and operations and, accordingly, will consolidate Monday SCA’s results in its financial statements. Monday Ltd’s and Monday SCA’s transition to a corporate structure will be accounted for on a carryover basis.

(a)	Reflects adjustments necessary to remove the historical results of operations and assets and liabilities of the business process outsourcing operations and the management consulting and technology services businesses of firms in the PricewaterhouseCoopers network that are not being transferred to us as part of our separation.

(b)	Reflects adjustments for compensation and benefit costs totaling $389,916 and $520,104 for the nine months ended March 31, 2002, and for the fiscal year ended June 30, 2001, respectively, that we would have paid to our partners under our new compensation structure had we been a corporation during the historical periods. Benefit costs are medical, dental and payroll taxes, all of which are based on estimated costs that would have been incurred had these benefits been in place during the historical periods. As we have operated in historical periods as a series of separate partnerships and corporations, compensation for our partners was not reflected in our combined income statements before partner distributions and benefits as an expense. As a result, our compensation and benefits expense has not reflected most payments for services rendered by partners. Following the closing of the concurrent offerings, we will include payments for services rendered by our partners in compensation and benefits expense. The new compensation structure to be adopted by us upon completion of the concurrent offerings is comprised of both cash and equity components and a benefits program to be adopted as of the closing of the concurrent offerings. The cash component will consist of a fixed element and a variable cash incentive element. The fixed and variable elements of the cash component and the benefits have been reflected in these adjustments. Compensation does not include the fair value of fully vested restricted share units representing Class A common shares to be granted at the time of the concurrent offerings to all of our partners because of their nonrecurring nature.

Compensation and benefit costs of partners have been allocated 85% to cost of services and 15% to selling, general and administrative expense for the nine months ended March 31, 2002 and for the fiscal year ended June 30, 2001, based upon the estimated number of partners involved in each activity.

(c)	Reflects an adjustment for pension expense totalling $28,797 and $37,778 for the nine months ended March 31, 2002, and for the fiscal year ended June 30, 2001, respectively, under our partner pension plans that we plan to implement following the closing of the concurrent offerings. The specific terms of these plans, which may vary based on local legal requirements, have not yet been finalized. We have, however, determined the aggregate cost of these plans, which we do not expect to materially change as we finalize the terms of these plans. We would have incurred this expense with respect to our partners had we been a separate public company during the historical periods. Since we have operated in historical periods as a series of separate partnerships and corporations, pension payments to our partners was not reflected in our combined income statements before partner distributions and benefits as an expense. As a result, our compensation and benefits expense has not reflected most payments for pension benefits paid to our partners. Following the closing of the concurrent offerings, we will include pension costs for our partners in compensation and benefits expense. An adjustment of $31,499 was made to recognize a pension liability for certain of our partners covered by existing pension plans that will be transferred to us in connection with our separation. A deferred income tax asset of $12,600 has been recorded related to these accrued benefits.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

Partner pension expense has been allocated 85% to cost of services and 15% to selling, general and administrative expense for the nine months ended March 31, 2002 and for the fiscal year ended June 30, 2001, based upon the estimated number of partners involved in each activity.

(d)	We currently receive services from various firms in the PricewaterhouseCoopers network for which costs are incurred and accumulated and charged to us and the other businesses conducted by the PricewaterhouseCoopers firms using an allocation methodology. These services include infrastructure and support services such as occupancy, technology services, knowledge management, human resources, training, finance and accounting information services, marketing and business development, risk management and practice protection and firm-wide management. Most of these costs are included within our selling, general and administrative expenses. Prior to July 1, 2001, our share of these costs was allocated to us using various bases including relative revenues, headcount, square footage and other measures. Beginning July 1, 2001, we entered into arrangements with the PricewaterhouseCoopers firms to allocate these costs differently. Under these arrangements, the PricewaterhouseCoopers network allocates costs to us on the basis of actual costs, when available, or a reasonable substitute, such as relative revenues, headcount, square footage or other bases.

Prior to our separation from the PricewaterhouseCoopers network of firms, we or our subsidiaries will enter into a number of agreements relating to some of our basic processing and infrastructure services that the PricewaterhouseCoopers firms will provide to us. These agreements will take effect following our separation for periods of up to three years. In general, we will be provided these services at the cost incurred by the various PricewaterhouseCoopers firms in providing these services, which we believe is consistent with the bases upon which costs have been allocated to us since July 1, 2001.

The types of services we will continue to receive include infrastructure, technology solutions, knowledge management, human resources, training, finance and accounting information services and other services. In general, we will be able to terminate our agreements with the PricewaterhouseCoopers firms on relatively short notice, but we may face termination costs in some circumstances. Please see “Arrangements with the PricewaterhouseCoopers Network of Firms—Transition Services Agreements” for a description of the terms and conditions of these agreements.

The cost of services to be incurred after our separation are expected to approximate the cost of services charged under the arrangements in effect from July 1, 2001, to the completion of this offering and be less than the service costs incurred under the arrangements prior to July 1, 2001. The total decrease in costs is $35,563, ($4,556) of which reflects an increase in cost of services and $40,119 of which reflects a decrease in selling, general and administrative costs for the year ended June 30, 2001.

Our business process management services business has historically operated on a stand-alone basis and has separately incurred and recorded technology services, human resources, finance and accounting, marketing and business development, risk management and practice protection costs. In addition, we have been charged for firm-wide management, technology services, human resources, finance and accounting, marketing and business development, risk management and practice protection services by the PricewaterhouseCoopers network of firms based on an allocation methodology. Because some of these allocated costs fully duplicate costs allocated to the other management consulting and technology services businesses and our business process management services business will no longer be charged for these costs under the transition services agreements upon our separation from the PricewaterhouseCoopers network of firms, we have made a pro forma adjustment to eliminate such duplicate allocated costs amounting to $23,912 ($5,734 related to cost of services, $18,178 related to selling, general and administrative costs) and $19,610 ($3,180 related to cost of services, $16,430 related to selling, general and administrative costs) for the nine months ended March 31, 2002, and for the fiscal year ended June 30, 2001, respectively.

(e)	Reflects an adjustment for an estimated income tax provision as if we had operated in a corporate structure. Pro forma income tax totals $66,765 and $85,595 for the nine months ended March 31, 2002, and for the fiscal year ended June 30, 2001, respectively, after pro forma adjustments to eliminate actual

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

entity-level taxes incurred prior to our separation for the nine months ended March 31, 2002, and the fiscal year ended June 30, 2001, of $13,070 and $28,000, respectively. The pro forma effective income tax rate reflects a number of non-deductible items, including goodwill amortization expense, the non-deductible portion of meals and entertainment expense and non-deductible operating losses. As a series of separate partnerships and corporations, we generally were not subject to income taxes. However, some countries were subject to income taxes in their local jurisdictions, which historically have been reflected in selling, general and administrative costs. The effective tax rate in the periods presented would not be materially affected if we were organized in the United States instead of Bermuda. If Monday Ltd were organized in the United States instead of Bermuda, we estimate that we would have incurred additional tax expense of $344 and $478 for the fiscal year ended June 30, 2001, and the nine months ended March 31, 2002, respectively. As a result, pro forma as adjusted tax expense would have been $ and $ for the fiscal year ended June 30, 2001, and the nine months ended March 31, 2002, respectively.

(f)	Reflects an adjustment to establish deferred income tax assets and liabilities and current income taxes payable in connection with the transition to a corporate structure. Adjustment includes $188,754 related to future current income tax benefits, $28,546 related to future non-current income tax liabilities and $17,000 of current income taxes payable that resulted from our transition to a corporate structure. An adjustment of $ relates to future income tax benefits arising from our separation from the PricewaterhouseCoopers network of firms.

(g)	Reflects an adjustment of $345,821 for the retention by the PricewaterhouseCoopers network of firms of debt included in amounts due to the PwC Network and an adjustment of $57,962 for the termination of amounts due from the PwC Network. In addition, an adjustment to eliminate $24,955 and $39,764 for the nine months ended March 31, 2002, and for the fiscal year ended June 30, 2001, respectively, of related interest expense. We expect to enter into new credit facilities following the concurrent offerings. However, we believe that our cash flow from operations, cash transferred to us as part of our separation and net proceeds from this offering will be sufficient to meet our cash needs for the twelve months after separation. Amounts will remain due to the PricewaterhouseCoopers firms related to accounts payable, accrued payroll and other accrued liabilities after our separation.

(h)	Reflects an adjustment for estimated transaction costs totaling $6,500 consisting primarily of indirect taxes such as capital and stamp duty imposed on the transfer of assets in connection with our transition to a corporate structure.

(i)	Reflects an adjustment to recognize accrued benefits for our partners consisting of accrued vacation of $55,000 and accrued severance of $31,757 upon our separation. A deferred income tax asset of $34,703 has been recorded related to these accrued benefits.

(j)	Reflects a net adjustment of $66,000 for the estimated costs totaling $110,000 to be incurred in fiscal years 2002 and 2003 to change our name and build a new brand identity, net of a related reduction of current taxes payable of $44,000. Current taxes payable has been reduced to take account of the tax benefit to be realized when the costs associated with rebranding are incurred. The unaudited pro forma combined income statements do not reflect any significant costs associated with rebranding expenses as no material costs relating to rebranding were incurred in the periods presented.

(k)	Reflects the transfer of $675,170 from PwC Network investment to additional paid-in capital.

(l)	Reflects adjustment of $12,038 to transfer accumulated other comprehensive income, which principally is comprised of foreign currency translation adjustments and unrealized gains and losses on available for sale securities, from PwC Network investment to shareholders’ equity.

(m)	Reflects an initial assumed % minority interest ownership for Class I common shares in Monday SCA held by or on behalf of our partners, firms in the PricewaterhouseCoopers network and partners and shareholders of some other firms in the network, if applicable, and for exchangeable shares issued by a subsidiary of Monday SCA held by our partners located in Canada immediately prior to the closing of this offering. The minority interest percentage will be reduced to % because Monday Ltd will exchange its Class A common shares for most of the outstanding Monday SCA Class I common shares

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

other than those held by or on behalf of our partners, on a one-for-one basis immediately prior to the closing of this offering. In addition, Monday SCA will redeem the Monday SCA Class I common shares held by the PricewaterhouseCoopers firm, or its partners or shareholders, in Spain immediately after the closing of this offering at a price per share equal to the initial offering price of Monday Ltd’s Class A common shares. Also reflects the assumed issuance to Monday Ltd of the Monday SCA Class I common shares that will be issued in connection with the delivery of the Monday Ltd Class A common shares underlying fully vested restricted share units for purposes of the pro forma minority interest and earnings per share calculations. The amount of the adjustment reflected on the unaudited pro forma combined balance sheet is net of the increase in book value that results from our separation from the PricewaterhouseCoopers network of firms.

(n)	Reflects the issuance of Class A common shares and Class X common shares in Monday Ltd to PricewaterhouseCoopers firms or their partners or shareholders in the Monday Ltd unaudited pro forma combined balance sheet.

Reflects the issuance of                          Class I common shares and 229 Class II common shares in Monday SCA to Monday Ltd and PricewaterhouseCoopers firms or their partners or shareholders in the Monday SCA unaudited pro forma combined balance sheet.

(o)	Adjustment to record issuance of $ of Monday Finance SA Senior Notes due 2008 to the public, which results in net proceeds of $ and an estimated related interest expense of 5.75%, plus amortization of debt issuance costs which will be amortized over 6 years, of $ and $ for the nine months ended March 31, 2002, and for the fiscal year ended June 30, 2001, respectively.

(p)	Adjustment to record cash payments totaling $ to PricewaterhouseCoopers firms, or their partners or shareholders. This amount includes a payment to the PricewaterhouseCoopers firm in India in exchange for its management consulting and technology services business and the redemption of the Monday SCA Class I common shares held by the PricewaterhouseCoopers firm, or its partners or shareholders, in Spain immediately following the closing of this offering. It also reflects payments to various PricewaterhouseCoopers firms that do not have, or are not transferring to us, a management consulting and technology services business in exchange for entering into a noncompetition agreement with us. Although we have not yet entered into a noncompetition agreement with any of these firms, the adjustment reflects the assumption that we will enter into a noncompetition agreement with each of these firms.

(q)	Adjustment reflects the grant of restricted share units and restricted shares and the sale of Class A common shares to our partners and directors. We recognize compensation expense for share-based compensation awards in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the measurement principles of APB No. 25 and Financial Interpretation Number 44, “Accounting for Certain Transactions Involving Stock Compensation— an Interpretation of APB 25,” we will recognize compensation expense of $117,000 ( restricted share units that vest upon grant and Class A common shares sold at nominal value, based upon the assumed initial offering price of $ per share plus $ in payroll taxes) and a deferred income tax benefit of $ . Monday Ltd will also issue restricted shares to its new Chief Executive Officer and Chief Financial and Administrative Officer and our other executive management in respect of future services. These restricted shares will vest pro-rata over three years and will be expensed over the vesting period. See “Management— Partner Compensation” for a more detailed description of our partner compensation.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

(r)	For the purposes of the pro forma earnings per share calculation in the Monday Ltd unaudited pro forma combined income statement, the weighted average shares outstanding, basic and diluted, were calculated as set forth below:

Pro forma as adjusted

	Fiscal Year Ended		Nine Months Ended
	June 30, 2001		March 31, 2002

Common share issuances	Basic	Diluted	Basic	Diluted

Class A common shares
Monday SCA Class I common shares
Exchangeable shares
Restricted Class A common shares
Restricted share units (relating to Class A common shares)
Class A common share options

Weighted average shares outstanding

Basic and diluted earnings per share in the Monday Ltd unaudited pro forma combined income statement are calculated as set forth below:

Pro forma as adjusted

Nine Months
	Fiscal Year Ended	Ended
Basic earnings per share	June 30, 2001	March 31, 2002

Net income (loss)	$	$
Weighted average shares outstanding
Basic earnings per share	$	$

Pro forma as adjusted

Nine Months
	Fiscal Year Ended	Ended
Diluted earnings per share	June 30, 2001	March 31, 2002

Net income (loss)	$	$
Adjustments:
Minority interest
Income (loss) before minority interest
Weighted average shares outstanding
Diluted earnings per share	$	$

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

(s)	Reflects 1,000,000,000 shares authorized, zero shares issued and outstanding and zero shares issued and outstanding pro forma and zero shares issued and outstanding pro forma as adjusted.

(t)	Reflects par value of $0.0001 per share, 2,000,000,000 shares authorized, shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted.

(u)	Reflects par value of $0.0001 per share, 2,000,000,000 shares authorized, shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted.

(v)	Reflects restricted share units issued and outstanding pro forma as adjusted.

(w)	Reflects par value of $ per share, shares authorized, shares issued and outstanding pro forma and shares issued and outstanding pro forma as adjusted.

(x)	Reflects par value of $ per share, 229 shares authorized, 229 shares issued and outstanding pro forma and 229 shares issued and outstanding pro forma as adjusted.

RATIO OF EARNINGS TO FIXED CHARGES AND

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

      The following table shows the ratio of earnings to fixed charges and the pro forma ratio of earnings to fixed charges for Monday SCA and its subsidiaries on a consolidated basis. The following table does not show the ratio of earnings to fixed charges for Monday Finance SA on a stand-alone basis because it is not meaningful.

      The pro forma ratio of earnings to fixed charges was derived from our audited and unaudited financial statements and was prepared as if our separation and the related transactions had occurred as of July 1, 2000. The pro forma ratio of earnings to fixed charges is illustrative only and does not purport to represent what the ratio of earnings to fixed charges actually would have been had our separation and related transactions occurred on the dates indicated or what Monday SCA’s future performance as a separate public company will be. The pro forma ratio of earnings to fixed charges give pro forma effect to a number of items including the following:

•	our separation and the related transactions described under “Arrangements with the PricewaterhouseCoopers Network of Firms,”

•	the retention by the PricewaterhouseCoopers network of firms of debt included in “Amounts due to the PwC Network” in the combined financial statements,

•	compensation and benefits under our new compensation structure that we would have paid to partners had we been a corporation in the historical periods

•	the exclusion of the financial results of the management consulting and technology services businesses of PricewaterhouseCoopers firms that are not being transferred to us as part of our separation, which are not material to us and

•	the concurrent offerings.

      For purposes of computing the ratio of earnings to fixed charges and pro forma earnings to fixed charges:

•	earnings for the nine months ended March 31, 2001 and 2002 and the fiscal years ended June 30, 1999, 2000 and 2001 represent income before partner distributions and benefits and income taxes,

•	earnings on a pro forma basis for the nine months ended March 31, 2002 and the fiscal year ended June 30, 2001 represent income before income taxes, and

•	fixed charges represent interest expense and such portion of rental expense which represents an appropriate interest factor.

					Historical
							Pro Forma
							as adjusted
				Pro Forma
				as adjusted

	Historical
					Nine Months
				Year	Ended		Nine Months
	Year Ended June 30,			Ended	March 31,		Ended
				June 30,			March 31,
	1999	2000	2001	2001	2001	2002	2002

Ratio of earnings to fixed charges	8.03	7.06	4.95		5.31	6.51

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion in conjunction with our unaudited pro forma combined financial statements and related notes and our combined financial statements and related notes. Our fiscal year ends on June 30. This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Because Monday Ltd has no material activities, assets or liabilities other than its holding in Monday SCA and pursuant to the purchase contracts, the following Management Discussion and Analysis of Financial Conditions and Results of Operations also applies to Monday SCA, which has agreed to absolutely, irrevocably and unconditionally guarantee the payment of principal, interest, additional amounts, if any, and premium, if any, on the senior notes issued by Monday Finance SA.

Overview

      We are one of the world’s leading providers of management consulting and technology services. We operate globally with a consistent approach to serving our clients, which allows us to execute complex engagements on a global, regional and local basis. We principally track and manage our business according to the following four geographic units, which we refer to as theatres: the Americas, EMEA, Asia Pacific and SOACAT. The countries that comprise these theatres are listed under “Business—Overview.” We achieve our consistent approach through the application of our common methodologies, training programs and our operating model. Our client service staff in each theatre specialize in one of five industry groups and one of seven service areas, which we refer to as our solution areas.

          Separation from the PricewaterhouseCoopers Network of Firms

      Monday Ltd was incorporated on March 27, 2002, and currently has no material activities, assets or liabilities. Until our separation from the PricewaterhouseCoopers network, which will occur immediately prior to the closing of the concurrent Class A common shares offering, our business will continue to be part of the management consulting and technology services businesses of firms in the PricewaterhouseCoopers network. The PricewaterhouseCoopers network of firms is a group of separate firms that provide various services, including accounting, auditing and tax services as well as management consulting and technology services, to businesses and other organizations. Although these firms share a name, a common management oversight team and common strategies and operational standards, most of the firms in the PricewaterhouseCoopers network are owned by their local partners or shareholders. As part of our separation, management consulting and technology services businesses representing approximately 95% of our revenues for fiscal year 2001 will be transferred to us. Excluding business process management businesses, the management consulting and technology services businesses not being transferred to us represented approximately 2% of our revenues for fiscal year 2001. PricewaterhouseCoopers firms with these businesses are being asked to enter into noncompetition agreements with us and wind down their management consulting and technology services businesses that would not be allowed to compete with us pursuant to the terms of the noncompetition agreement in exchange for a cash payment. The business process management services businesses that are not being transferred to us represented approximately 3% of our revenues for fiscal year 2001. These businesses will remain with the PricewaterhouseCoopers firms and continue to be operated.

      The aggregate number of Class A common shares we will issue to these firms in connection with the concurrent Class A common shares offering, or in some cases their partners and shareholders, is              million, which, assuming an estimated initial public offering price of $            , will have an aggregate value of approximately $             billion. The allocation of these shares among the PricewaterhouseCoopers firms was based upon an agreed methodology taking into account a variety of factors, including expenses incurred by firms for the general benefit of PricewaterhouseCoopers network of firms, the net book value of the businesses contributed to us and the relative value of the businesses contributed to us. In connection with their withdrawal from their respective PricewaterhouseCoopers firms, our partners will receive approximately

        million of these Class A common shares, which will have an estimated aggregate value of approximately $           million. Approximately            million shares issued to one of the PricewaterhouseCoopers firms will be purchased by us or one of our subsidiaries immediately after the closing of the concurrent offerings, resulting in approximately         million shares outstanding. For purposes of calculating the number of Class A common shares and value of these shares in the prior sentences, we have treated all shares issued by our subsidiaries in connection with our separation, other than those owned by Monday Ltd or its subsidiaries, as if they had been redeemed or exchanged on a one-for-one basis for our Class A common shares.

      The management consulting and technology services businesses being transferred to us are a result of a combination on July 1, 1998, of the Coopers & Lybrand and Price Waterhouse global accounting, tax and consulting networks. As part of this combination, substantially all of the individual Coopers & Lybrand and Price Waterhouse firms merged. The transactions did not result in a legal combination of the separate individual firms of Coopers & Lybrand and Price Waterhouse into one legal firm on a global basis with separate subsidiary partnerships, but rather resulted in the combination of the various partnerships on a country-by-country or region-by-region basis and the establishment of a network of combined firms which sought to coordinate strategy, branding and standards of operation on a global basis under a common management oversight team. The various firms that make up the PricewaterhouseCoopers network generally hold their respective management consulting and technology services businesses as unincorporated business units within the respective firms or, in some cases, as subsidiary entities of the respective firms.

      Because of our transition to a corporate structure and for the reasons described in this section, the historical financial results and assets and liabilities of the businesses being transferred to us as part of our separation contained in our combined financial statements do not reflect what our financial results and assets and liabilities in the future as a separate public company will be or what our financial results and assets and liabilities would have been had we been a separate public company with these businesses during the periods presented. In addition, our combined financial statements reflect the historical financial position, results of operations and cash flows of all the management consulting and technology services businesses of the PricewaterhouseCoopers network of firms, including the businesses which will not be owned by us. Furthermore, upon our separation, we will operate as a public company in an environment that is different from the environment that we have operated in during the periods presented in our combined financial statements, particularly with respect to the independence-related issues described below.

      We have discussed below some items, transactions or situations that will affect our financial statements when we operate as a public company and are not reflected in our combined financial statements. In particular, in connection with our separation and transition to a corporate structure, we will incur charges relating to a number of nonrecurring items during fiscal years 2002 and 2003. As a result, we expect these items to substantially reduce our net income for fiscal years 2002 and 2003 and that this effect will be particularly significant in the fiscal quarter ending September 30, 2002. Please refer to our unaudited pro forma combined financial statements and notes to these statements for a pro forma presentation of the financial results and assets and liabilities of our business which gives pro forma effect to, among other things, some aspects of our transition to a corporate structure such as reflecting compensation and benefits to our partners, and the exclusion of management consulting and technology services businesses that are not being transferred to us.

     Recent Trends in Our Business

      The level of economic activity in the geographic theatres, countries and regions we serve is the primary factor affecting our revenues. In addition, changes in the industry and business environment and practices of our clients drive the demand for the management consulting and technology services we provide. The worldwide economic downturn which began in fiscal year 2001 has affected the operations of many of our clients leading them to reduce their spending on management consulting and technology services projects. In addition, since late 2000 we have faced increasing difficulty in winning new engagements from clients that are audited by PricewaterhouseCoopers firms due to rules and regulations regarding the independence of accountants from audit clients and the additional attention being paid to auditor independence as a result of the Enron situation. These factors have negatively impacted our results of operations for fiscal year 2001 and the first three quarters of fiscal year 2002.

      In the first three quarters of fiscal year 2002, we experienced a substantial decline in the level of our new business activity for both audit clients of PricewaterhouseCoopers firms and non-audit clients, as measured by bookings. Bookings is the amount we expect to realize in net revenues over the life of an engagement for which we have entered into a contract with our client. We believe that this decline is primarily due to the following factors:

•	the impact of the Enron situation and the new auditor independence rules, as discussed below,

•	reduced demand generally for management consulting and technology services and

•	increased competition for new engagements.

      Although new bookings are indicative of future net revenues expected to be derived from our new engagements, changes in the level of our net revenues lag changes in the level of our new bookings. The period in which we will recognize net revenues from a new engagement varies depending on the type and duration of each engagement. We estimate that our net revenues in any fiscal year, historically, have been comprised primarily of bookings in the current fiscal year, the prior fiscal year and, to a much lesser extent, the fiscal year preceding the prior fiscal year. As a result, we expect the decline in our new bookings will cause our net revenues to decline in the last quarter of fiscal year 2002 and at least the first quarter of fiscal year 2003 as compared to the sequentially prior quarter. In addition, we expect that net revenues will be lower, on a year over year basis, for at least a few quarters after the closing of the concurrent offerings.

Auditor Independence Rules, the Enron Situation and the Impact on Our Business

      We believe we are experiencing the adverse effects of the independence-related issues and the Enron situation worldwide. We have described the auditor independence rules, the Enron situation and more details of the impact on our business under “Auditor Independence Rules, the Enron Situation and the Proposed SEC No-Action Letter” and “Business—Auditor Independence Rules, the Enron Situation and the Impact on Our Business.” We believe the impact on our business from independence-related issues and the Enron situation is illustrated by the difficulty we are having obtaining new engagements in the United States, where we have been most significantly affected to date, from audit clients of PricewaterhouseCoopers firms, as evidenced by a recent trend in our new bookings to these clients in our Americas theatre. Historically, we have not identified within our bookings system, as described below, whether a client also is an audit client of a PricewaterhouseCoopers firm. However, in order to better measure the effect of the auditor independence rules and the Enron situation in the Americas theatre, we have identified the audit or non-audit status for clients generating approximately 90% of the new bookings in the Americas theatre that have been entered into our bookings system since July 1, 2001. We estimate that average monthly new bookings to clients in the Americas theatre that we have identified as audit clients of PricewaterhouseCoopers firms were approximately 57% lower in the fiscal quarter ended March 31, 2002, as compared to the six months ended December 31, 2001. We expect the level of new business we are awarded from PricewaterhouseCoopers audit clients worldwide will continue to decline through at least the remainder of fiscal year 2002, with a possibility of reversal beginning only after we complete our separation.

      We expect that we will experience the negative effects of independence-related issues on our revenues beyond fiscal year 2003, primarily for three reasons. First, we believe that it may take six to twelve months for us to reestablish our working relationships with affected clients and identify new opportunities to provide our services. This timing is due in part to our clients’ budget cycles and the varying lead times for obtaining engagements. Our competitors have had opportunities to strengthen their relationships through the work and new engagements we were denied. Second, as discussed above, our net revenues lag new bookings. Accordingly, we will not experience an increase in net revenues from new engagements to PricewaterhouseCoopers audit clients after the completion of this offering for a period of time after new bookings are made. Third, a significant portion of our bookings in any year is from engagements that are add-on phases to existing engagements. At the time we close the concurrent offerings, we will have had substantially reduced bookings from these clients for at least seven months. As a result, net revenues in future fiscal years will be adversely affected by depressed bookings in fiscal year 2002 and the first part of fiscal year 2003. Our profitability will decline if our net revenues decline and we are unable to adequately reduce our costs.

      We track the level of our new business activity through a bookings system, which is accessible by our client service staff on a worldwide basis. This system also tracks potential bookings for engagements that we are pursuing. While we use this system as an important day-to-day management tool, it is not a financial accounting system. Future net revenues for an engagement may not match the amount of bookings reflected in the bookings system for a number of reasons, including inaccurate estimates of work required to complete an engagement, alteration in the scope of an engagement and cancellation or termination of an engagement. Although our level of bookings is an indication of how our business is performing, we do not characterize our bookings, or our engagement contracts associated with new bookings, as backlog because our engagements can generally be cancelled or terminated on short notice.

          Services the PricewaterhouseCoopers Firms Provide to Us

      We currently receive services from various firms in the PricewaterhouseCoopers network for which costs are incurred and accumulated and charged to us and the other businesses conducted by the PricewaterhouseCoopers firms using allocation methodologies. These services include infrastructure and support services such as occupancy, technology services and software and processing services, knowledge management, human resources, training, finance and accounting information services, marketing and business development, risk management and practice protection and firm-wide management. Most of these costs are included in our selling, general and administrative expenses. Prior to July 1, 2001, our share of these costs was allocated to us using various bases designed to estimate actual costs, including relative revenues, headcount, square footage and other measures. Beginning July 1, 2001, we entered into arrangements with the PricewaterhouseCoopers firms to allocate these costs according to use or consumption based on actual direct costs, when available, plus overhead costs. When actual direct costs are not available, costs are allocated based on an estimate of actual costs. Other firm-wide infrastructure costs are allocated to us primarily on the basis of headcount. The PricewaterhouseCoopers firms will no longer charge us after our separation for the costs of services we can provide internally or costs no longer relevant to our operations as a separate public company.

      Prior to our separation, we or our subsidiaries will enter into a number of agreements relating to some of our basic processing and infrastructure services that the PricewaterhouseCoopers firms will provide to us. These agreements will take effect following our separation for periods of up to three years. In general, we will be provided these services at the cost incurred by the various PricewaterhouseCoopers network of firms in providing these services, which we believe is consistent with the bases upon which costs have been allocated to us since July 1, 2001. The types of services we will continue to receive include infrastructure, technology solutions, knowledge management, human resources, training, finance and accounting information services and other services. In general, we will be able to terminate our agreements with the PricewaterhouseCoopers firms on relatively short notice, but we may face termination costs in some circumstances. Please see “Arrangements with the PricewaterhouseCoopers Network of Firms— Transition Services Agreements” for a description of the terms and conditions of these agreements. Costs that have been allocated to us in the past that will no longer be charged to us following our separation include costs associated with firm-wide management, risk management and practice protection, marketing and business development, interest expense and taxes.

          Accounting Matters Relating to Our Separation and Transition to a Public Company

      Interest Expense. In a number of countries and regions, the management consulting and technology services businesses in the PricewaterhouseCoopers network are operated through legal entities that are separate and distinct from the other PricewaterhouseCoopers businesses in the same country or region. In these countries or regions, some of these separate businesses have their own long-term or short-term borrowings from banks. We generally plan to retain or renew these borrowings following our separation. In other countries and regions, the PricewaterhouseCoopers firms historically have incurred debt that has been used to partially fund our operations, and we have been allocated our share of the debt and corresponding interest expense incurred by the PricewaterhouseCoopers firms. As a public company, our interest expense may be higher or lower than that reflected in our combined income statement before partner distributions and benefits and will be dependent on our future cash needs and the terms we can obtain on existing and additional debt facilities.

      Benefit Obligations. Our partners and other employees generally have been included in various retirement and postretirement benefit plans as well as other employee benefit plans, such as health insurance, sponsored by the various PricewaterhouseCoopers firms. The cost of these plans for employees, excluding partners, is allocated to us from the PricewaterhouseCoopers network of firms based on headcount. This cost is included in cost of services in our combined statements of income before partner distributions and benefits. The costs of these benefits for our partners are not included in our combined statements of income before partner distributions and benefits. The PricewaterhouseCoopers firms will retain most of the liabilities accrued under these plans through the date of our separation, including the retirement and post retirement plans, for our partners and employees. The assets and liabilities of these plans for our partners and for our non-partner employees are not reflected in our combined balance sheets, except the assets and liabilities of these plans for non-partner employees in effect in Norway and Belgium, which will be transferred to us on completion of our separation.

      There are a limited number of benefit plans established exclusively for partners and employees of the management consulting and technology services businesses in the PricewaterhouseCoopers network of firms that will be transferred to us on completion of our separation, as reflected in our unaudited pro forma combined financial statements. We will establish new employee benefit plans for our partners and other employees to be in effect after the concurrent Class A common shares offering. To the extent required in the future under applicable professional accounting standards, the assets, liabilities and costs of these plans will be recognized in our financial statements.

      Income Taxes. The majority of the management consulting and technology services businesses being transferred to us are currently part of entities that are organized as partnerships. Under this structure, we have not historically incurred significant corporate income tax since taxes related to income earned by the partnership are the responsibility of the individual partners. Therefore, our combined financial statements do not reflect the current and deferred income tax liabilities that we would have incurred as a corporation. Historically, when we have incurred tax expense at an entity level, we have reflected these expenses in selling, general and administrative costs. Following our separation and our transition to a public company, we will be subject to corporate tax on our income and will record the related current and deferred income tax assets or liabilities.

      Partnership Income before Partner Distributions. Our combined financial statements reflect the combination of the management consulting and technology services businesses of partnerships and corporations in the PricewaterhouseCoopers network of firms. Historically, partners have received distributions of income that include indistinguishable components of ownership and compensation, rather than salaries. Accordingly, our combined income statements before partner distributions and benefits do not reflect any compensation for services rendered by our partners. Upon the completion of our separation, partner compensation will consist of both cash and equity components and employee benefits under programs that will be adopted upon our separation. The related costs generally will be reflected in our income statement as cost of services.

      Stock Options, Restricted Share Units and Grants of Class A Common Shares. At the time of the closing of the concurrent Class A common shares offering, we will grant restricted share units representing Class A common shares to our partners. We also will grant Class A common shares, instead of issuing restricted share units, to some of our newly admitted partners. In addition, for regulatory reasons, we will sell Class A common shares to our partners in Korea for nominal consideration, in lieu of issuing an equivalent number of Class A common shares, in connection with the transfer to us of the management consulting and technology services business in Korea. We will recognize compensation expense in the first quarter of fiscal year 2003 of approximately $117 million from these restricted share unit awards, which will be fully vested at the closing of this offering, and these sales of Class A common stock. See “Management— Partner Compensation” for a description of the restricted share unit awards. At the closing of the concurrent Class A common shares offering and in the future, we plan to grant stock options as incentives to our employees. We generally will not recognize compensation expense upon the granting of these options because the exercise price of these options will be equal to the price of our Class A common shares at the date of grant or because the options are not issued under a compensation option plan. As we grant stock options, the number of Class A common shares outstanding for purposes of calculating our earnings per Class A common share will increase.

      Separation and Transaction Costs. In connection with our separation, we have incurred or will incur a number of one-time expenses in the last two quarters of fiscal year 2002 and in fiscal years 2003 and 2004 relating to our transition to a public company. We expect these costs to be in the range of $200 million to $300 million, of which we anticipate approximately $16 million to be in fiscal year 2002. These costs relate to:

•	changing and marketing our new name, estimated to be between $100 million to $120 million,

•	creating separate systems and website development, excluding capitalized costs, estimated to be between $50 million to $100 million,

•	infrastructure development costs, estimated to be between $40 million to $60 million and

•	transfer taxes, estimated to be between $10 million to $20 million.

These amounts are based on estimates and assumptions that management believes are reasonable. It is possible, however, that total actual amounts may be higher or lower.

      Restructuring Charge. We currently are undertaking a comprehensive review of our operations around the world with a view toward improving our profitability and business performance by aligning our available client service and supporting resources more closely with market demand for our services.

      As a part of our restructuring plan, we have committed to, and have communicated and begun to implement, plans in the fourth quarter of fiscal year 2002 for headcount reductions in our staff in several jurisdictions in Europe, the Middle East and Africa. We expect to record a charge of approximately $40 million in the fourth quarter of fiscal year 2002 in connection with appropriately aligning our resources. We expect that this charge will result in usage of cash, which will be funded through an increase in amounts due to the PricewaterhouseCoopers network of firms.

      Also as a part of our restructuring plan, on a global basis we expect to reduce the number of our partners and other senior staff. We anticipate that we will make this reduction through a combination of voluntary terminations, including early retirement programs, and involuntary terminations. This aspect of the plan will involve up to 200 of our partners and other senior staff. We plan on completing these steps in the first two quarters of fiscal year 2003. After this part of our restructuring plan is finalized and we have committed to, and have communicated and begun to implement, this part of our plan, we expect to record a charge in the first quarter of fiscal year 2003 estimated to be between $60 million to $100 million. We expect that this charge will result in usage of cash, which will be funded through cash flows from operations.

      On an ongoing basis, we will continue to align our resources with market demand. As we continue to evaluate opportunities to improve our operational effectiveness, we may from time to time take additional charges.

      Expanded Service Initiatives. We plan to grow our application management and business process management services. Contracts for these services generally have longer terms, generate larger fees and require significantly greater up-front capital and infrastructure investments than other parts of our business. These engagements also often have contingent fee arrangements tied to cost savings or other performance measures. These activities will result in greater amounts of financial risk to us resulting from:

•	a more complex estimation process for recognizing revenues on contingent fee arrangements,

•	an increased risk of change to estimates of engagement profitability on longer-term contracts,

•	an increased credit risk associated with longer term contracts and

•	an amount of loss possible from an unprofitable engagement due to the significance of up-front capitalized costs.

      Our gross margin may decline as a result of the lower margins that are customary in the outsourcing industry or actions we take to increase market share.

Critical Accounting Policies and Estimates

      We believe our most critical accounting policies or principles upon which significant judgments and estimates are used in the preparation of our combined financial statements include revenue recognition, the determination of allowance for bad debts and unbilled receivables and goodwill impairment.

      Revenue Recognition. We recognize revenues as we perform services for our clients. Revenues are primarily recognized based on hours worked and, where applicable, reimbursables and subcontractor costs incurred. Periodically, we review ongoing engagements to assess our estimates of expected revenue per hour. If we determine that the estimated revenue per hour has changed on an engagement, we adjust the revenues recognized to date for the cumulative effect of the change. The adjusted revenue per hour is then used to recognize revenues over the remainder of the engagement. Circumstances that could cause our revenue per hour to change include:

•	changes in estimates of time required to complete an engagement,

•	changes in the mix of staff expertise required for the engagement,

•	changes in or amendments to the engagement contract, and

•	changes in other circumstances.

      Our long-term business process management services contracts represent approximately 1%, 3% and 7% of our revenues for the years ending June 30, 1999, 2000 and 2001, respectively, and 7% and 8% for the nine months ended March 31, 2001 and 2002, respectively. These revenues are recognized as services are performed in accordance with the engagement contracts. Where estimated cost of services are expected to exceed estimated total revenues of the contract, we recognize a loss at that time. Business process management services contracts are generally large, multi-year duration contracts.

      We have a few contracts where an insignificant amount of revenues is contingent on achievement of a milestone, such as cost savings.

      Allowance for Bad Debts. We record an allowance for uncollectible accounts receivable based on their age and specific identification. Generally, amounts greater than 270 days past due are fully reserved and balances greater than 180 days past due are reserved at 50%. These percentages are based on historical collection percentages and bad debt experience. We also provide for allowances on specific accounts receivable balances before they are greater than 180 days past due where such amounts are determined to be uncollectible. These allowances are evaluated and adjusted as more information about the ultimate collectability of the receivable becomes known. Unbilled receivables are reserved when collectability is doubtful on a specific identification basis. If our hours charged and expenses are not paid by our clients, future provisions against the collectability of those receivables will be incurred. Receivables past due greater than 180 days and 270 days were $33 million and $75 million, respectively, at June 30, 2001, and $23 million and $68 million, respectively, at March 31, 2002.

      Goodwill Impairment. We assess the impairment of goodwill whenever events or significant changes in circumstances indicate that the carrying value may not be recoverable. Factors which we consider important that would cause us to perform an impairment review include significant underperformance relative to historical results or to forecasted operating results and significant negative industry or economic trends. If we determine that the carrying value of goodwill may not be recoverable based on the existence of one of these factors, then we will assess impairment based on a projection of undiscounted future cash flows related to the business or businesses acquired and measure the amount of impairment based on fair value. Net goodwill was $118 million at March 31, 2002.

      Statement of Financial Accounting Standards No. 142 will be effective for us as of July 1, 2002. At that time, we will cease to amortize goodwill that exists as of June 30, 2002. Goodwill amortization amounted to $47 million, $55 million and $57 million for the fiscal years ended June 30, 1999, 2000 and 2001, respectively, and $43 million and $45 million for the nine months ended March 31, 2001 and 2002, respectively. In lieu of amortization, we will be required to perform an initial impairment review of our goodwill as of July 1, 2002, and an annual impairment review thereafter. We are in the process of studying the effects of the application of SFAS 142, and we cannot predict whether or not a material impairment charge will be recorded.

      Allocated Costs. We currently receive services from various firms in the PricewaterhouseCoopers network for which costs are incurred and accumulated and charged to us and the other businesses conducted by the PricewaterhouseCoopers firms using an allocation methodology. These services include infrastructure and support services such as occupancy, technology services, knowledge management, human resources, training, finance and accounting information services, marketing and business development, risk management and practice protection and firm-wide management. Most of these costs are included within our selling, general and administrative expenses. Prior to July 1, 2001, our share of these costs was allocated to us using various bases including relative revenues, headcount, square footage and other measures.

      Beginning July 1, 2001, we entered into arrangements with the PricewaterhouseCoopers firms to allocate these costs. Under these arrangements, we are charged for use or consumption based on actual direct costs when available, plus overhead costs. When actual direct costs are not available, costs are allocated based on factors designed to estimate actual costs. Other firm-wide infrastructure costs are allocated to us primarily on the basis of headcount. The PricewaterhouseCoopers firms will no longer charge us after our separation for the costs of services we provide internally or costs no longer relevant to our operations as a separate public company.

      Different methodologies are acceptable for allocating costs. We believe that the allocation methodologies are reasonable. Utilizing a different methodology from the method described above could result in different amounts of allocated costs. We cannot practically estimate what these costs would have been if we had operated independent of the PricewaterhouseCoopers firms, including any costs associated with obtaining services from unaffiliated entities.

Segments

      Operating segments are defined as components of an enterprise for which separate financial information is regularly available and evaluated by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our reportable operating segments are the four geographic units described above, which we refer to as theatres. Geographic theatres are managed on the basis of revenues after deducting reimbursables and subcontractor costs, or net revenues, because management believes it is a better indicator of performance than revenues including reimbursables and subcontractor costs. Generally, cost of services for each theatre have similar characteristics and are subject to the same drivers, pressures and challenges. Most operating expenses apply to all segments. The relationship of expenses to net revenues, however, may vary between segments. Historically, we have tracked our segments using a financial measure called contribution to profit. Contribution to profit is based on operating income and excludes the cost of employees not assigned to segments, centralized training program and development costs and worldwide business development initiatives as well as other infrastructure and firm-wide management costs not allocated to segments.

Financial Statement Presentation

      Revenues. We derive substantially all of our revenues from contracts for management consulting and technology services that we perform for our clients. We also derive a portion of our revenues that is not significant from the resale of technology products to our clients. Revenues are recognized as described above under “—Critical Accounting Policies and Estimates— Revenue Recognition.” Reimbursables and subcontractor costs, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resale, are included in revenues and an equivalent amount of reimbursables and subcontractor costs are included in our cost of services.

      Each contract has different terms based on the scope, deliverables and complexity of the engagement. Contracts for business process management services are typically large dollar, long duration contracts. Currently, most of our contracts do not have incentive-based or other pricing terms that condition our fee on our ability to deliver defined goals. In the future, we plan to enter into engagements that include new types of fee arrangements, such as arrangements where we would receive a share of cost savings realized as a result of our work. Revenue recognition under these contracts will generally be based on the facts and circumstances of each contract.

      Most of our contracts are terminable by our clients on short notice and without penalty. Normally, if a client terminates a project, the client remains obligated to pay for services performed and reimbursable expenses incurred by us through to the date of termination.

      Cost of Services. Cost of services represents the direct costs incurred to provide services to our clients. Historically, these costs include compensation and benefits for client service staff, other than our partners, and recruiting and training costs. These costs also include staff training materials, technology and technology support costs. After our separation, compensation and the cost of benefits for our client service partners also will be included in cost of services. The primary drivers of cost of services are the number of our client service staff and their compensation. We attempt to manage our workforce to enable us to meet the anticipated level of demand for our services.

      Reimbursables and Subcontractor Costs. Reimbursables are amounts charged to clients for expenses we incur in delivering services to our clients. Our client service staff are required to live away from home for periods of time and primarily incur these expenses during these periods, including expenses for travel, accommodation, meals and other cost-of-living expenses. Reimbursables also include facilities and equipment expenses incurred for a particular engagement. Subcontractor costs are incurred when we engage client service staff who are not directly employed by us to help deliver services to our clients.

      Gross Profit. We define our gross profit as net revenues less cost of services. Our gross profit is primarily a function of hours charged to clients by our client service staff, the average rate charged per hour of services provided, the number of our client service staff and their related compensation and benefits and our utilization rate. Our utilization rate is the number of hours charged to clients by our client service staff divided by the total available working hours of all our client service staff. Historically, partner distributions have not been included in cost of services. Following our separation, however, compensation and the costs of benefits for our partners will be included in cost of services.

      The hourly rates we are able to charge for our services are affected by a number of factors, including:

•	introduction of new services or products by us or our competitors,

•	general economic conditions,

•	our clients’ perception of our ability to add value through our services and

•	competition, including pricing policies of our competitors.

      Our utilization rates are also affected by several factors, including:

•	our ability to transition employees from completed projects to new engagements,

•	our ability to forecast demand for our services and thereby maintain an appropriate number of client service staff to serve forecasted demand,

•	our ability to manage headcount turnover and

•	seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses are costs incurred in supporting our client service staff as well as costs of marketing, infrastructure, business management and other support. Historically, a significant portion of selling, general and administrative expenses have been represented by an allocation of costs incurred by the PricewaterhouseCoopers firms in the coordination and management of the global network.

      Contribution to Profit. For operating segment purposes, we have historically measured our results based on net revenues less costs of services and selling, general and administrative costs, excluding allocated and other global costs.

      Operating Income. Operating income is income from revenues after subtracting cost of services, selling, general and administrative expenses and goodwill amortization.

      Interest Income. Interest income is interest earned on cash and cash equivalents.

      Interest Expense. Interest expense is interest incurred on our short and long-term external debt and historically, interest incurred on debt allocated to us by PricewaterhouseCoopers firms.

      Other Income (Expense). Other income (expense) primarily consists of realized gains (losses) on investment transactions.

Results of Operations

      The following table sets forth the percentage of revenues represented by items in our combined income statements for the periods presented. Payments for partner distributions and benefits are not included in any line item.

				Nine Months
	Year Ended			Ended
	June 30,			March 31,

	1999	2000	2001	2001	2002

Revenues	100%	100%	100%	100%	100%
Cost of services	48	49	51	51	50
Reimbursables and subcontractor costs	19	19	20	20	21

Total cost of services	67	68	71	71	71

Selling, general and administrative expenses	22	22	21	21	19
Goodwill amortization	1	1	1	1	1

Operating income	10	9	7	7	9
Interest income	–	–	–	–	–
Interest expense	(1)	(1)	(1)	(1)	(1)
Other income (expense)	–	–	–	–	–

Income before partner distributions and benefits	9%	8%	6%	6%	8%

      We provide services in four geographic theatres. The following table provides financial information for each of these operating segments. Net revenues in the table below and for purposes of discussion in our management’s discussion and analysis are revenues after deducting reimbursables and subcontractor costs. Gross margin in the table below is gross profit as a percentage of total net revenues. The “Other” category in net revenues and in gross margin includes net revenues, costs or other adjustments not allocated to our operating segments.

				Nine Months Ended
	Fiscal Year Ended June 30,			March 31,

	1999	2000	2001	2001	2002

	(in thousands)
Net revenues:
Americas	$2,758,050	$3,253,338	$3,116,301	$2,393,721	$1,957,882
EMEA	1,824,343	2,004,983	2,120,157	1,570,096	1,543,517
Asia Pacific	314,450	425,308	497,894	373,597	362,124
SOACAT	111,383	131,765	112,147	77,248	62,136
Other	9,585	(25,725)	118,075	81,559	38,590

Total	$5,017,811	$5,789,669	$5,964,574	$4,496,221	$3,964,249

Net revenues as a percentage of total net revenues:
Americas	55%	56%	52%	53%	49%
EMEA	36	35	36	35	39
Asia Pacific	6	7	8	8	9
SOACAT	2	2	2	2	2
Other	1	—	2	2	1

Total	100%	100%	100%	100%	100%

Gross profit:
Americas	$1,177,293	$1,411,941	$1,031,039	$845,742	$732,786
EMEA	814,565	832,062	905,556	662,851	581,330
Asia Pacific	104,299	144,388	166,463	132,258	117,343
SOACAT	49,314	52,182	37,221	18,920	16,439
Other	(92,530)	(152,057)	(1,344)	(55,382)	(8,006)

Total	$2,052,941	$2,288,516	$2,138,935	$1,604,389	$1,439,892

Gross margin:
Americas	43%	43%	33%	35%	37%
EMEA	45	41	43	42	38
Asia Pacific	33	34	33	35	32
SOACAT	44	40	33	24	26
Total gross margin:	41%	40%	36%	36%	36%

Contribution to profit:
Americas	$547,236	$773,970	$504,821	$364,546	$444,897
EMEA	418,512	438,713	458,131	352,558	288,089
Asia Pacific	21,854	36,809	41,582	38,783	33,634
SOACAT	15,996	15,676	14,496	1,334	726

	$1,003,598	$1,265,168	$1,019,030	$757,221	$767,346

          Nine Months ended March 31, 2002, Compared to Nine Months ended March 31, 2001

      Revenues. Revenues decreased by $633 million or 11% from $5,638 million to $5,005 million for the nine months ended March 31, 2001 and 2002, respectively. This decrease was primarily the result of two factors. First, and most significant, was the ongoing economic downturn that reduced demand for our services and contributed to increased competition and a reduction in our rates. The second principal factor was the increased difficulty we have faced in obtaining new engagements due to heightened focus on independence-related concerns. This increased focus is a result of the new SEC auditor independence rules and the Enron situation. Approximately 93% and 92% of our revenues were recognized primarily on the basis of hours worked on engagements for management consulting and technology services for the nine months ended March 31, 2001 and 2002 respectively. For these revenues, the number of hours charged by our client service staff to clients decreased by 8% while our average rate per hour decreased by approximately 4%. Reimbursables and subcontractor costs as a percentage of revenues increased marginally from 20% to 21% for the nine months ended March 31, 2001 and 2002, respectively.

      Net Revenues. Our Americas theatre net revenues decreased by $436 million or 18% from $2,394 million to $1,958 million for the nine months ended March 31, 2001 and 2002, respectively. The decrease in net revenues was primarily due to the impact of the ongoing economic downturn and increased competition in the market that caused our competitors and clients to put pressure on our rates. In particular, demand for services from companies whose results were dependent on the technology industry continued to be depressed during the first nine months of fiscal year 2002. Net revenues also decreased as clients audited by PricewaterhouseCoopers firms limited the level of services they would allow us to provide following the implementation of the SEC’s new auditor independence rules and the Enron situation. Following the terrorist attack in the United States on September 11, 2001, clients and potential clients delayed or cancelled planned projects and cautiously initiated new projects, which also contributed to the decrease in net revenues. Our clients that were most affected by the September 11 events include governments, banks, insurance companies, investment management companies and companies that provide consumer services, including airlines.

      Our EMEA theatre net revenues decreased $26 million or 2% from $1,570 million to $1,544 million for the nine months ended March 31, 2001 and 2002, respectively. The decrease in net revenues was primarily due to the continuing effects of the economic downturn including reduced demand for our services, increased competition in the market and pressure from clients to reduce costs. These factors also have begun to negatively impact our rates. Opportunities with banks, insurance companies and clients whose operations are dependent on the technology sector of the economy have decreased. We also continued to experience the effect of increased focus on independence-related concerns as clients and potential clients began to delay and cancel projects. New engagements resulting from the continued restructuring of governmental entities and companies who provide utility and telecommunications services partially offset the reduction in net revenues.

      Our Asia Pacific theatre net revenues decreased by $12 million or 3% from $374 million to $362 million for the nine months ended March 31, 2001 and 2002, respectively. Net revenues decreased in most countries, with the exception of Japan, generally as a result of the economic slowdown and the impact on our rates of increased competition. The net revenue decrease was partially offset by a $5 million increase in net revenue from business process management services engagements. Net revenue increases in the Japanese market were driven primarily by the local need for business change, excluding banks and insurance companies and companies providing information and communication services where opportunities were limited.

      Our SOACAT theatre net revenues decreased by $15 million or 19% from $77 million to $62 million for the nine months ended March 31, 2001 and 2002, respectively. The political and economic crisis in Argentina contributed to the impact of the economic downturn in this theatre. Stability in the Brazilian market and contracts for revenues in United States dollars with some clients helped partially offset the effect of the troubled economic environment. We ceased part of our business process management services operations during fiscal year 2001, which also contributed to the decrease in net revenues.

      Cost of Services. Cost of services decreased by $368 million or 13% from $2,892 million to $2,524 million for the nine months ended March 31, 2001 and 2002, respectively. Cost of services remained constant as a percentage of net revenues at 64% for the nine months ended March 31, 2001 and 2002. The decrease in cost of services reflects our efforts to align our resources and cost structure with the level of market demand. We reduced average client service headcount by approximately 2,400 to 33,400 and compensation cost in some theatres. We also reduced other costs related to our client service staff. Specifically, training, recruitment and technology costs decreased by approximately $115 million, offsetting the increase in severance costs of $44 million. Limiting our recruiting activities contributed to a reduction in training and orientation costs. We also achieved efficiencies in training costs with a strategic focus on delivering training through the Internet and concentrating on local delivery of training, as opposed to client service staff attending programs held internationally.

      Cost of services for our Americas theatre decreased by $323 million or 21% from $1,548 million to $1,225 million for the nine months ended March 31, 2001 and 2002, respectively. In response to the continued economic downturn, we reduced average client service headcount by 17% from approximately 16,700 to approximately 13,900 for the nine months ended March 31, 2001 and 2002, respectively. Cost of services included severance payments of $24 million and $37 million for the nine months ended March 31, 2001 and 2002, respectively. On average, the client service staff in the United States accepted a 5% reduction in base salary beginning on September 1, 2001, reflecting our effort to align our cost structure with the level of market demand. We also limited our recruiting activities, which resulted in a decline in training and orientation costs. We also achieved a significant reduction in other costs related to our client service staff through the introduction of increased controls, reviews and cost efficiencies.

      Cost of services for our EMEA theatre increased by $56 million or 6% from $907 million to $963 million for the nine months ended March 31, 2001 and 2002, respectively. Average client service headcount decreased marginally from approximately 14,100 to approximately 13,800 for the nine months ended March 31, 2001 and 2002, respectively. Severance payments of approximately $29 million and, in the United Kingdom, an 8% increase in the base salary of client service staff contributed to the increase in cost of services. Excluding the severance payments, cost of services would have increased by 3%. The increase in cost of services was partially offset by reductions in other costs. Consistent with the reduction in headcount, we also limited recruiting and training activity. We achieved a reduction in other costs related to our client service staff through the introduction of increased controls, reviews and cost efficiencies.

      Cost of services for our Asia Pacific theatre increased by $3 million from $242 million to $245 million for the nine months ended March 31, 2001 and 2002, respectively. Increases in our business process management services engagements primarily contributed to the increase in average client service headcount of approximately 2% from 4,400 to 4,500 for the nine months ended March 31, 2001 and 2002. For services other than business process management services, we reduced costs through limiting recruiting and training. Cost of services includes severance costs of approximately $2 million for the nine months ended March 31, 2002.

      Cost of services for our SOACAT theatre decreased by $12 million or 21% from $58 million to $46 million for the nine months ended March 31, 2001 and 2002, respectively. Average client service headcount remained constant at approximately 1,100 for the nine months ended March 31, 2001 and 2002, respectively. The reduction in cost of services was primarily due to the devaluation of local currencies in some markets. Costs incurred in the initial stages of business process management contracts limited the extent of the decrease in cost of services.

      Reimbursables and Subcontractor Costs. Reimbursables and subcontractor costs decreased by $101 million or 9% from $1,142 million to $1,041 million for the nine months ended March 31, 2001 and 2002, respectively. Reimbursables and subcontractor costs increased marginally as a percentage of revenues from 20% to 21% for the nine months ended March 31, 2001 and 2002, respectively.

      Gross Profit. Gross profit decreased by $164 million or 10% from $1,604 million to $1,440 million for the nine months ended March 31, 2001 and 2002, respectively. Gross margin remained constant at 36% for the nine months ended March 31, 2001 and 2002. Our utilization increased by 1% from the nine months ended March 31, 2001 to the nine months ended March 31, 2002.

      Our Americas theatre gross profit decreased by $113 million or 13% from $846 million to $733 million for the nine months ended March 31, 2001 and 2002, respectively. Gross margin increased for the Americas theatre from 35% for the nine months ended March 31, 2001 to 37% for the nine months ended March 31, 2002.

      Our EMEA theatre gross profit decreased by $82 million or 12% from $663 million to $581 million for the nine months ended March 31, 2001 and 2002, respectively. Gross margin decreased for the EMEA theatre from 42% to 38% for the nine months ended March 31, 2001, and March 31, 2002 respectively.

      Our Asia Pacific theatre gross profit decreased by $15 million or 11% from $132 million to $117 million for the nine months ended March 31, 2001 and 2002, respectively. Gross margin decreased for the Asia Pacific theatre from 35% to 32% for the nine months ended March 31, 2001 and 2002, respectively.

      Our SOACAT theatre gross profit decreased by $3 million or 16% from $19 million to $16 million for the nine months ended March 31, 2001 and 2002, respectively. Gross margin increased for the SOACAT theatre from 24% to 26% for the nine months ended March 31, 2001, compared to the nine months ended March 31, 2002.

      Selling, General and Administrative Expenses. Selling, general and administrative expense decreased by $191 million or 17% from $1,157 million to $966 million for the nine months ended March 31, 2001 and 2002, respectively. The decrease was primarily the result of the cost efficiency program we implemented as demand for our services fell and by the decrease in total costs allocated to us from the PricewaterhouseCoopers firms. The specific focus of our cost efficiency program was to identify cost efficiencies and increase cost consciousness, particularly in the current economic environment. Actions we took to reduce costs included targeted reductions of non-client service headcount, consolidating office facilities and more focused marketing initiatives. The reduction in selling, general and administrative expenses reflected a decrease of $43 million in our expense for provision of doubtful accounts receivable from $64 million to $21 million for the nine months ended March 31, 2001 and 2002, respectively. We had incurred increased expenses for the provision for doubtful accounts receivable in our fiscal year 2001 due to the business difficulties experienced by electronic commerce, other Internet related businesses and technology businesses.

      Prior to July 1, 2001, the PricewaterhouseCoopers firms allocated expenses to us using allocation methods that were based on relative revenues, headcount, square footage and other measures. The PricewaterhouseCoopers firms agreed to alter the allocation structure beginning July 1, 2001, with charges for services to be allocated according to use or consumption based on actual direct costs, where available, plus overhead costs. The adoption of the new allocation methodology for the nine months ended March 31, 2002, decreased our cost of central services by approximately $20 million. Our allocation during the nine months ended March 31, 2002, also decreased by approximately $93 million compared to the nine months ended March 31, 2001. This decrease was the result of reductions in overall costs incurred by the PricewaterhouseCoopers firms. In addition, we now directly incur some costs previously included in the overall costs allocated to us by the PricewaterhouseCoopers firms, which also has contributed to the decrease.

      Contribution to Profit. Contribution to profit increased by $10 million from $757 to $767 million for the nine months ended March 31, 2001 and 2002, respectively. Improvements in contribution to profit in the Americas theatre was offset by a deterioration in contribution to profit in all other theatres, resulting in a marginal increase between the nine months ended March 31, 2001 and 2002. Contribution to profit for the nine months ended March 31, 2002, includes the effect of the adoption of the new allocation methodology on July 1, 2001.

      Our Americas theatre contribution to profit increased by $80 million or 22% from $365 million to $445 million for the nine months ended March 31, 2001 and 2002, respectively. The improvement in contribution to profit was primarily due to the results of our efforts to align our cost structure with the level of market demand, including costs related to our client service staff and selling, general and administrative expenses.

      Our EMEA theatre contribution to profit decreased by $65 million or 18% from $353 million to $288 million for the nine months ended March 31, 2001 and 2002, respectively. The decrease in contribution to profit was primarily due to a general decrease in market demand which caused our revenues to fall. The decline in contribution to profit also was due to the severance costs associated with our actions to align our cost structure with the changing level of market demand and costs incurred as we prepared our infrastructure to provide some services currently provided by the PricewaterhouseCoopers firms.

      Our Asia Pacific theatre contribution to profit decreased by $5 million or 13% from $39 million to $34 million for the nine months ended March 31, 2001 and 2002, respectively. Our contribution to profit has declined as cost of services increased and net revenue decreased. Growth in our business process management services engagements required headcount increases, contributing to the relatively high level of cost of services.

      Our SOACAT theatre contribution to profit decreased from $1 million to less than $1 million for the nine months ended March 31, 2001 and 2002, respectively. The change in contribution to profit is primarily due to the devaluation of local currencies in some markets.

      Operating Income. Operating income increased by $25 million or 6% from $404 million to $429 million for the nine months ended March 31, 2001 and 2002, respectively. As a percentage of net revenues operating income increased from 9% to 11% for the nine months ended March 31, 2001 and 2002, respectively.

      Interest Expense. Interest expense decreased by $11 million from $45 million to $34 million for the nine months ended March 31, 2001 and 2002, respectively. The decrease in interest expense was primarily due to a change in the amount of debt allocated to us by the PricewaterhouseCoopers firms and a decrease in the balance of direct debt with third parties.

     Fiscal Year Ended June 30, 2001, Compared to Fiscal Year ended June 30, 2000

      Revenues. Revenues increased by $350 million or 5% from $7,131 million for fiscal year 2000 to $7,481 million for fiscal year 2001. For services other than business process outsourcing, our revenues were approximately flat due to the combined effect of a general economic slowdown which reduced demand for our services, increased competition, lost business opportunities from the failure of electronic commerce businesses and technology businesses and audit clients of PricewaterhouseCoopers firms reacting to the SEC’s new auditor independence rules. The revenue increase in fiscal year 2001 reflects an increase in revenues from our business process management services. Approximately 97% and 93% of our revenues were recognized primarily on the basis of hours worked on engagements for management consulting and technology services for fiscal years 2000 and 2001 respectively. For these revenues the number of hours charged by our client service staff to clients decreased by 3% while our average rate charged per hour increased by approximately 1% from fiscal year 2000 to fiscal year 2001. Reimbursables and subcontractor costs, as a percentage of revenues increased marginally from 19% for fiscal year 2000 to 20% for fiscal year 2001.

      Net Revenues. Our Americas theatre net revenues decreased by $137 million or 4% from $3,253 million for fiscal year 2000 to $3,116 million for fiscal year 2001. The economic slowdown and the collapse of many electronic commerce businesses and technology businesses significantly contributed to the decrease in our net revenues. Net revenues also were lost as audit clients of PricewaterhouseCoopers firms in the United States limited the level of services they would allow us to provide following the announcement of the SEC’s new independence rules. Increases in our business process management services engagements partially offset the decrease in net revenues. This growth was principally driven by a business process management services contract with a multi-national company in the oil and gas industry sector. In addition, increased net revenues from client engagements requiring more experienced and senior client service staff compared to resource requirements in fiscal year 2000 also helped to limit the decline in net revenues. For these engagements net revenues increased primarily because we charge higher average hourly rates for our more experienced and senior client service staff.

      Our EMEA theatre net revenues increased by $115 million or 6% from $2,005 million for fiscal year 2000 to $2,120 million for fiscal year 2001. Net revenue growth was assisted by business reorganizations, particularly by government entities, including those providing defense services, leading to increased demand for large-scale engagements in some countries. The increase in revenues was also due to increases in our business process management services engagements. This growth was principally driven by a significant contract with a client in the communications industry. Demand from companies exploring and adopting electronic commerce business models also contributed to net revenue growth. We also had continued success with our banking, insurance and other financial institution clients in the first half of fiscal year 2001. As the economy began to slow, however, a number of these projects were cancelled or postponed.

      Our Asia Pacific theatre net revenues increased by $73 million or 17% from $425 million for fiscal year 2000 to $498 million for fiscal year 2001. We responded to market demands by increasing headcount and focusing on our business development efforts to achieve net revenue growth. Market demand was particularly strong in Japan as local companies strove to operate more efficiently. Our services focused on helping Japanese companies integrate existing and emerging technologies. We also benefited from the expansion of the market for services in China. Growth in our business process outsourcing engagements also contributed to increased net revenues.

      Due to the initial effects of the economic slowdown, our SOACAT theatre net revenues decreased by $20 million or 15% from $132 million for fiscal year 2000 to $112 million for fiscal year 2001. This decrease reflected the continued impact of the recession in Argentina and the lack of sustained economic growth in our largest market in this theatre, Brazil.

      Cost of Services. Cost of services increased by $325 million or 9% from $3,501 million for fiscal year 2000 to $3,826 million for fiscal year 2001. Cost of services increased as a percentage of net revenues from 60% for fiscal year 2000 to 64% for fiscal year 2001. Cost of services increased proportionally more than net revenues for fiscal year 2001 compared to fiscal year 2000, primarily due to costs associated with growth in our business process outsourcing engagements. For cost of services other than those associated with our business process outsourcing engagements two factors contributed to increases. The first factor was the costs of severance programs. The second factor was an increase in base salary in some geographies prior to the business failures in the technology and electronic commerce business markets and the economic slowdown. Average client service staff headcount increased by 3,200 or 10% to 35,300 for fiscal year 2001. This headcount increase was primarily due to growth in our business process outsourcing engagements. Other costs related to our client service staff, specifically recruitment and technology costs, increased by $37 million. This increase was partially offset by a $23 million decrease in training costs.

      Cost of services for our Americas theatre increased by $244 million or approximately 13% from $1,841 million for fiscal year 2000 to $2,085 million for fiscal year 2001. Cost of services increased proportionally more than net revenues in our Americas theatre for fiscal year 2001 compared to fiscal year 2000 primarily due to growth in our business process outsourcing engagements. These engagements are generally conducted at low margins in their early stages of the contracts. At the beginning of fiscal year 2001, prior to failures of electronic commerce businesses and technology companies, we increased our client service staff salaries in response to competition for skilled employees. The base salary increase averaged approximately 11%. As market conditions changed, we reduced our workforce. Cost of services includes severance payments of approximately $20 million and $43 million for fiscal year 2000 and fiscal year 2001, respectively. Average client service staff headcount increased by 500 or 3% from approximately 15,300 to approximately 15,800 for fiscal year 2000 and fiscal year 2001, respectively. This net increase included approximately 800 involuntary headcount reductions in fiscal year 2000 and 1,800 involuntary reductions in fiscal year 2001.

      Cost of services for our EMEA theatre increased by $41 million or 3% from $1,173 million for fiscal year 2000 to $1,214 million for fiscal year 2001. Average client service staff headcount increased approximately 18% from approximately 11,700 to approximately 13,600 for fiscal year 2000 and fiscal year 2001, respectively. Base salary in some markets increased in response to competition for skilled employees and to align our employee compensation to levels consistent with market rates.

      Cost of services for our Asia Pacific theatre increased by $51 million or 18% from $281 million for fiscal year 2000 to $332 million for fiscal year 2001. The increase in cost of services primarily was driven by the 14% increase in average client service staff headcount from approximately 4,200 in fiscal year 2000 to approximately 4,800 in fiscal year 2001. Cost of services increased proportionately more than net revenues in our Asia Pacific theatre for fiscal year 2001 compared to 2000 primarily due to growth in our business process outsourcing engagements.

      Cost of services for our SOACAT theatre decreased by $5 million or 6% from $80 million for fiscal year 2000 to $75 million fiscal year 2001. Average client service staff headcount increased by 10% from approximately 1,000 to approximately 1,100 for fiscal year 2000 and fiscal year 2001, respectively. Cost of services did not change proportionately to headcount as the headcount reduction did not occur until the third quarter of fiscal year 2001. Cost of services includes severance payments of approximately $3 million for fiscal year 2001.

      Reimbursables and Subcontractor Costs. Reimbursables and subcontractor costs increased $175 million or 13% from $1,341 million for fiscal year 2000 to $1,516 million for fiscal year 2001. Reimbursables and subcontractor costs as a percentage of revenues increased marginally from 19% to 20% from fiscal year 2000 to fiscal year 2001.

      Gross Profit. Gross profit decreased by $150 million or 7% from $2,289 million for fiscal year 2000 to $2,139 million for fiscal year 2001. Gross margin decreased from 40% in fiscal year 2001 to 36% in fiscal year 2000. Our utilization decreased by 3% from fiscal year 2000 to fiscal year 2001.

      Our Americas theatre gross profit decreased by $381 million or 27% from $1,412 million for fiscal year 2000 to $1,031 million for fiscal year 2001. Gross margin decreased for the Americas theatre from 43% in fiscal year 2000 to 33% in fiscal year 2001.

      Our EMEA theatre gross profit increased by $74 million or 9% from $832 million in fiscal year 2000 to $906 million in fiscal year 2001. Gross margin increased for the EMEA theatre from 41% for fiscal year 2000 to 43% for fiscal year 2001.

      Our Asia Pacific theatre gross profit increased by $22 million or 15% from $144 million for fiscal year 2000 to $166 million for fiscal year 2001. Gross margin decreased for the Asia Pacific theatre from 34% in fiscal year 2000 to 33% in fiscal year 2001.

      Our SOACAT theatre gross profit decreased by $15 million or 29% from $52 million for fiscal year 2000 to $37 million for fiscal year 2001. Gross margin decreased for the SOACAT theatre from 40% in fiscal year 2000 to 33% in fiscal year 2001.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $9 million from $1,595 million for fiscal year 2000 to $1,586 million for the fiscal year 2001. The decrease was primarily related to a reduction in allocated costs, including risk management, and new service development and marketing costs.

      Risk management expenditures in fiscal year 2001 decreased to levels consistent with fiscal year 1999 as the PricewaterhouseCoopers firms completed the implementation of the auditor independence monitoring system, a firm-wide project that began in fiscal year 2000. Technology costs also returned to levels more consistent with fiscal year 1999 as we introduced measures, including the use of global licensing agreements, to help us efficiently use our worldwide technology investment. In addition, projects in relation to the upgrade and streamlining of systems and processes were completed.

      New service development and marketing costs, which had primarily focused on establishing and promoting our electronic commerce business capabilities, decreased as the demand for electronic commerce business services slowed. The overall reduction in selling, general and administrative expenses was partially offset by an increase of $69 million in our expense for provision of doubtful accounts receivable from $25 million to $94 million for fiscal year 2000 and fiscal year 2001, respectively. This increase primarily related to the growing number of electronic commerce business and technology business failures.

      Specific costs incurred on our behalf by the PricewaterhouseCoopers network of firms also decreased due to streamlining the process of international transfers of our people and the operations of the PricewaterhouseCoopers network of firms.

      Contribution to Profit. Contribution to profit decreased by $246 million or 19%, from $1,265 million for fiscal year 2000 to $1,019 million for fiscal year 2001. Contribution to profit decreases in our Americas and

SOACAT theatres were partially offset by increases in contribution to profit in our EMEA and Asia Pacific theatres.

      Our Americas theatre contribution to profit decreased by $269 million or 35%, from $774 million for fiscal year 2000 to $505 million for fiscal year 2001. The decrease in contribution to profit is primarily due to the increase in cost of services, accompanying a decline in net revenues. The increase in cost of services is primarily due to costs associated with growth in our business process management engagements.

      Our EMEA theatre contribution to profit increased by $19 million or 4%, from $439 million for fiscal year 2000 to $458 million for fiscal year 2001. The increase in contribution to profit is primarily due to the combination of an increase in net revenues from business process management engagements and a reduction in the expense of services allocated to us by the PricewaterhouseCoopers firms.

      Our Asia Pacific theatre contribution to profit increased by $5 million or 14% from $37 million for fiscal year 2000 to $42 million for fiscal year 2001. The increase in contribution to profit is primarily due to the increase in net revenues driven by market demand, that was partially offset by the increase in costs from headcount growth.

      Our SOACAT theatre contribution to profit decreased by $2 million, or 13%, from $16 million for fiscal year 2000 to $14 million for fiscal year 2001. The recession in Argentina continues to have a negative effect on our net revenues and has primarily contributed to the decline in contribution to profit.

      Operating Income. Operating income decreased by $143 million or 22% from $639 million for fiscal year 2000 to $496 million for fiscal year 2001. As a percentage of net revenues, operating income decreased from 11% for fiscal year 2000 to 8% for fiscal year 2001.

      Interest Expense. Interest expense increased by $11 million or 23% from $48 million in fiscal year 2000 to $59 million in fiscal year 2001 over fiscal year 2000. The increase in interest expense primarily was caused by a change in the debt balances allocated to us by the PricewaterhouseCoopers network of firms, the balance of debt with third parties and changes in our weighted average cost of debt.

          Fiscal Year Ended June 30, 2000, Compared to Fiscal Year ended June 30, 1999

      Revenues. Revenues increased $900 million or 14% from $6,231 million for fiscal year 1999 to $7,131 million for fiscal year 2000. The revenue increase was the result of the increased demand for our services as clients, explored electronic business and new technology and implemented new systems to address technical issues associated with the year 2000 computer problem. The realization of our marketplace strength resulting from the merger of the Coopers & Lybrand and Price Waterhouse global networks also contributed to revenue growth. Approximately 99% and 97% of our revenues for fiscal years 1999 and 2000 respectively, were recognized on the basis of hours worked on engagements for management consulting and technology services. For these revenues the number of hours charged by our professional staff to clients increased by 15% while our average rate charged per hour decreased by 2%. Reimbursables and subcontractor costs as a percentage of revenues remained constant at 19% for fiscal year 1999 and fiscal year 2000.

      Net Revenues. Our Americas theatre net revenues increased by $495 million or 18% from $2,758 million for fiscal year 1999 to $3,253 million for fiscal year 2000. Net revenue growth was driven primarily by increased services to clients in relation to electronic commerce business and emerging technologies. Our clients’ preparation for year 2000 issues also contributed to net revenue growth.

      Our EMEA theatre net revenues increased by $181 million or approximately 10% from $1,824 million for fiscal year 1999 to $2,005 million for fiscal year 2000. Deregulation of the telecommunications and utilities industries in some geographies, followed by significant merger and acquisitions activity, created increased demand for services and contributed to our net revenue growth. In addition, privatization of governmental entities and restructuring activity also contributed to net revenue growth. New product offerings established around transformation and electronic business combined with our focus on multi-national client accounts helped us establish a base of contracts with companies who provide consumer products. We began to benefit in fiscal year 2000 from our work in fiscal year 1999 of focusing on strategic accounts across all market sectors, integrating and leveraging our account teams and the development and offering of new products.

      Our Asia Pacific theatre net revenues increased by $111 million or 35% from $314 million for fiscal year 1999 to $425 million for fiscal year 2000. Net revenue growth was due to an increase in demand for our services in some geographies as companies responded to economic reforms and market restructuring.

      Net revenues in our SOACAT theatre increased by $21 million or 19% from $111 million for fiscal year 1999 to $132 million in fiscal year 2000. Net revenue growth was primarily due to an increase in demand for our services from the privatization of government and semi-government entities in some geographies.

      Cost of Services. Cost of services increased $536 million or 18% from $2,965 million for fiscal year 1999 to $3,501 million for fiscal year 2000. Cost of services increased marginally as a percentage of net revenues from 59% for fiscal year 1999 to 60% for fiscal year 2000. To meet strong market demand for management consulting and technology services, we increased average client service staff headcount by approximately 3,900 or 14% from approximately 28,200 to approximately 32,100 for fiscal year 1999 and fiscal year 2000, respectively. Other costs related to our client service staff, specifically technology support, increased by $71 million. This increase was partially offset by a $33 million decrease in recruiting costs due primarily to changes in our recruiting process.

      Cost of services for our Americas theatre increased $260 million or 16% from $1,581 million for fiscal year 1999 to $1,841 million for fiscal year 2000. Average client service staff headcount increased by 8% from approximately 13,400 to approximately 14,500 for fiscal year 1999 and fiscal year 2000, respectively. Base salaries increased in some markets, in response to competition and demand for skilled client service staff.

      Cost of services for our EMEA theatre increased by $164 million or 16% from $1,009 million for fiscal year 1999 to $1,173 million for fiscal year 2000. Average client service staff headcount increased by 27% from approximately 9,200 to approximately 11,700 for fiscal year 1999 and fiscal year 2000, respectively. The increase in cost of services was partially attributable to our severance costs of approximately $12 million under a program designed to realign our skills with forecast market demand. Responding to market demands and competition for resources, we also increased base salaries. Growth in our business process management services engagements contributed to increased cost of services.

      Cost of services for our Asia Pacific theatre increased by $71 million or 34% from $210 million for fiscal year 1999 to $281 million for fiscal year 2000. Average client service staff headcount increased by 33% from approximately 3,200 to approximately 4,200 for fiscal year 1999 and fiscal year 2000, respectively.

      Cost of services for our SOACAT theatre increased by $18 million or 29% from $62 million for fiscal year 1999 to $80 million for fiscal year 2000. The increase in cost of services was due to growth in our business process outsourcing engagements and increased headcount and the associated compensation adjustments necessary to support an increase in net revenues.

      Reimbursables and Subcontractor Costs. Reimbursables and subcontractor costs increased by $128 million or 11% from $1,213 million for fiscal year 1999 to $1,341 million for fiscal year 2000. Reimbursables and subcontractor costs remained constant as a percentage of revenues at 19% for fiscal year 1999 and fiscal year 2000.

      Gross Profit. Gross profit increased by $236 million or 11% from $2,053 million for fiscal year 1999 to $2,289 million for fiscal year 2000. Gross margin decreased marginally from 41% for fiscal year 1999 to 40% for fiscal year 2000. Our utilization was relatively constant for fiscal year 1999 compared to fiscal year 2000.

      Our Americas theatre gross profit increased by $235 million or 20% from $1,177 million for fiscal year 1999 to $1,412 million for fiscal year 2000. Gross margin remained constant for the Americas theatre at 43% for fiscal year 1999 and for fiscal year 2000.

      Our EMEA theatre gross profit increased by $17 million or 2% from $815 million for fiscal year 1999 to $832 million for fiscal year 2000. Gross margin decreased for the EMEA theatre from 45% in fiscal year 1999 to 41% in fiscal year 2000.

      Our Asia Pacific theatre gross profit increased by $40 million or 38% from $104 million for fiscal year 1999 to $144 million for fiscal year 2000. Gross margin increased for the Asia Pacific theatre from 33% in fiscal year 1999 to 34% in fiscal year 2000.

      Our SOACAT theatre gross profit increased by $3 million or 6% from $49 million for fiscal year 1999 to $52 million for fiscal year 2000. Gross margin decreased for the SOACAT theatre from 44% to 40% for fiscal year 1999 and fiscal year 2000, respectively.

      Selling, General and Administrative Expenses. Selling, general and administrative expense increased by $187 million or 13% from $1,408 million for fiscal year 1999 to $1,595 million for fiscal year 2000. The increase was related primarily to new service development and marketing costs, risk management and technology.

      New service development and marketing costs increased as we focused on developing and promoting our electronic business capabilities through training and business development and marketing initiatives. Risk management expenditures increased as we began the implementation, primarily in the United States, of the PricewaterhouseCoopers firm-wide auditor independence monitoring system to manage our compliance with the auditor independence rules of the SEC and other professional and regulatory organizations. Our use of technology expanded with the introduction of new applications and the upgrade and streamlining of finance and human resources systems and processes. This increase in activity required an increase in the level of technology support for employees which contributed to increased technology expenses. Establishing and refining the infrastructure of the PricewaterhouseCoopers network of firms was substantially completed in fiscal year 1999 and, accordingly, these costs decreased in fiscal year 2000. In addition, our advertising costs decreased significantly in fiscal year 2000 as the substantial advertising that occurred in fiscal year 1999 to establish the PricewaterhouseCoopers network brand was completed.

      Contribution to Profit. Contribution to profit increased by $261 million or 26% from $1,004 million for fiscal year 1999 to $1,265 million for fiscal year 2000. Contribution to profit increased or remained relatively constant across all theatres.

      Our Americas theatre contribution to profit increased by $227 million or 41% from $547 million for fiscal year 1999 to $774 million for fiscal year 2000. Increased demand for services from clients in relation to electronic business primarily drove net revenue growth and contributed to the improvement in contribution to profit.

      Our EMEA theatre contribution to profit increased by $20 million or 5% from $419 million for fiscal year 1999 to $439 million for fiscal year 2000. An increase in net revenues was driven by a number of factors, and primarily contributed to the improvement in contribution to profit.

      Our Asia Pacific theatre contribution to profit increased by $15 million or 68% from $22 million for fiscal year 1999 to $37 million for fiscal year 2000. The increase in contribution to profit was primarily due to net revenue growth. However, this increase was partially offset by the increases in cost of services and expenses associated with growth in our business process outsourcing engagements.

      Our SOACAT theatre contribution to profit remained constant at $16 million for fiscal year 1999 and fiscal year 2000. Net revenue growth offset by increases in cost of services primarily due to the increase in headcount necessary to support growth in our business process management services business resulted in our contribution to profit remaining almost flat.

      Operating Income. Operating income increased by $41 million or 7% from $598 million for fiscal year 1999 to $639 million for fiscal year 2000. As a percentage of net revenues, operating income decreased marginally from 12% for fiscal year 1999 to 11% for fiscal year 2000.

      Interest Expense. Interest expense increased $13 million or 37% from $35 million for fiscal year 1999 to $48 million for fiscal year 2000. Movement in the balance of debt allocated to us by the PricewaterhouseCoopers network of firms and the balance of debt with third parties were the primary causes of the increase in interest expense.

Compiled Industry Financial Information

      Within our geographic theatres, we deliver services to clients in five industry groups. The following table provides financial information for each of our industry groups accumulated from eleven countries or geographic areas comprising approximately 86% of our total net revenues in fiscal year 2001. The countries or geographic areas are the United States, the United Kingdom, Germany, Canada, Japan, the Netherlands, Australia, Spain, Switzerland, Belgium and East Asia. This information has been compiled from data that we have not maintained as part of our normal financial reporting processes and has been prepared as supplemental information for the purpose of the presentation set forth below. The data below is presented under the following assumptions.

•	Net revenues have been assigned to industry groups based on the industry in which a client operates.

•	Net revenues not identifiable to an industry group have been included in Industry net revenues — Other.

•	Cost of services for client service staff has been allocated to industries based on weighted average compensation costs. Compensation costs were determined based on average compensation by employee level and hours worked. Non-compensation cost of services has been allocated based on relative hours charged to the engagement.

      Because net revenues in these top eleven countries and geographic areas represent approximately 86% of our net revenues in fiscal year 2001 and cover the countries and geographic areas in which we have our most significant operations, we believe that the industry group data we have presented is a fair representation of the approximate division of our net revenues among industry groups for fiscal year 2001. Gross margin in the table below is gross profit as a percentage of total industry group net revenues for the twelve countries or geographic areas.

	Fiscal Year Ended		Nine Months Ended
	June 30,		March 31,

	2000	2001	2001	2002

	(in thousands)
Industry net revenues:
Products	$1,624,723	$1,698,665	$1,291,028	$1,091,503
Government and Services	1,131,694	1,097,742	834,401	875,357
Financial Services	975,374	884,846	683,094	488,340
Information, Communications and Entertainment	699,126	691,990	527,854	447,246
Energy and Utilities	514,843	641,473	485,955	505,283
Other	217,144	108,207	91,585	61,412

Total	$5,162,904	$5,122,923	$3,913,917	$3,469,141

Industry net revenues as a percentage of industry group total net revenues:
Products	31%	33%	33%	31%
Government and Services	22	21	21	25
Financial Services	19	17	18	14
Information, Communications and Entertainment	14	14	14	13
Energy and Utilities	10	13	12	15
Other	4	2	2	2

Total	100%	100%	100%	100%

	Fiscal Year Ended		Nine Months Ended
	June 30,		March 31,

	2000	2001	2001	2002

	(in thousands)
Industry gross profit:
Products	$645,332	$678,357	$518,375	$463,959
Government and Services	411,148	309,164	244,790	304,934
Financial Services	482,946	370,428	293,462	206,195
Information, Communications and Entertainment	313,000	180,381	133,427	132,117
Energy and Utilities	125,368	222,342	145,581	136,142
Other	172,566	70,246	67,384	22,562

Total	$2,150,360	$1,830,918	$1,403,019	$1,265,909

Industry gross margin:
Products	40%	40%	40%	43%
Government and Services	36	28	29	35
Financial Services	50	42	43	42
Information, Communications and Entertainment	45	26	25	30
Energy and Utilities	24	35	30	27
Total industry gross margin	42%	36%	36%	36%

Nine Months ended March 31, 2002, Compared to Nine Months ended March 31, 2001

      Net Revenues. Our Products industry’s net revenues decreased by $199 million or 15% from $1,291 million to $1,092 million for the nine months ended March 31, 2001 and 2002, respectively. The decrease in net revenues was principally concentrated in the United States and the United Kingdom and was primarily driven by the ongoing economic downturn. The decreased demand for our services from clients in the technology industry sector was particularly noticeable in the United States. Loss of opportunities in the United States due to independence constraints also negatively impacted net revenues. Growth in our Products industry net revenues, primarily with pharmaceutical companies in Japan and in some areas of Europe, somewhat offset the decrease in net revenues.

      Our Government and Services industry net revenues increased by $41 million or 5% from $834 million to $875 million for the nine months ended March 31, 2001 and 2002, respectively. The increase in net revenues principally occurred in the United Kingdom and some other areas of Europe, as we obtained a significant amount of business from the restructuring of governmental entities. Net revenues also increased in Japan primarily due to strong market demand and, specifically, increased demand from companies in the airline industry. However, net revenue growth was partially depressed by a decrease in Government and Services industry net revenues in the United States and Canada.

      Our Financial Services industry’s net revenues decreased by $195 million or 29% from $683 million to $488 million for the nine months ended March 31, 2001 and 2002, respectively. The ongoing economic downturn and the terrorist attack in the United States on September 11, 2001 have contributed to the decrease in net revenues in the financial services industry worldwide. However the experience of this negative impact was more significant in the United States, the United Kingdom, Japan, Switzerland and Australia. Clients in the capital markets industry sector, particularly in the United Kingdom reduced the scale of their larger projects.

      Our Information, Communication and Entertainment industry’s net revenues decreased by $81 million or 15% from $528 million to $447 million for the nine months ended March 31, 2001 and 2002, respectively. The decrease in net revenues primarily occurred in the United States, Japan and to a lesser extent in some areas of Europe and the Asia Pacific region. The level of client spending and, consequently, demand from clients in this industry group declined considerably during the last half of fiscal year 2001 continuing into fiscal year 2002.

      Our Energy and Utilities industry’s net revenues increased by $19 million, or 4%, from $486 million to $505 million for the nine months ended March 31, 2001 and 2002, respectively. Growth in Energy and Utility industry net revenues was driven by our business process management services engagements. Net revenues from those contracts increased by $29 million or 20%. For services other than our business process management services, our growth rate was flat. We experienced decreases in net revenues primarily in the United States, however, this was offset by increases principally in some areas of the Asia Pacific region and Europe.

      Gross Profit. Our Products industry’s gross profit decreased by $54 million or 10% from $518 million to $464 million for the nine months ended March 31, 2001 and 2002, respectively. Our gross margin increased from 40% to 43% for the nine months ended March 31, 2001 and 2002, respectively as we reduced headcount to align our cost structure with the reduced level of market demand for our services.

      Our Government and Services industry’s gross profit increased by $60 million or 24% from $245 million to $305 million for the nine months ended March 31, 2001 and 2002, respectively. Our gross margin increased from 29% to 35%. We aligned our headcount with market demand and improved our utilization rate on our government engagements in the United States.

      Our Financial Services industry’s gross profit decreased by $87 million or 30% from $293 million to $206 million for the nine months ended March 31, 2001 and 2002, respectively. Our gross margin decreased from 43% to 42%. Continuing pricing pressure in slower economic conditions affected our gross margin. Pricing pressure on new projects dropped the average rate per hour in the United States and Canada.

      Our Information, Communication and Entertainment industry’s gross profit decreased from $133 million to $132 million for the nine months ended March 31, 2001 and 2002, respectively. Our gross margin increased from 25% to 30%. Our gross margin improved primarily due to the management of resources relative to changing levels of market demand.

      Our Energy and Utilities Industry’s gross profit decreased by $10 million or 7% from $146 million to $136 million for the nine months ended March 31, 2001 and 2002, respectively. Our gross margin decreased from 30% to 27%. Pricing pressure in some regions affected our gross margin.

Year Ended June 30, 2001, Compared to Year Ended June 30, 2000

      Net Revenues. Our Products industry’s net revenues increased by $74 million or 5% from $1,625 million for fiscal year 2000 to $1,699 million for fiscal year 2001. The increase in net revenues was principally concentrated in the United Kingdom, Japan and the United States and was generally the result of growth in electronic business and internet consulting engagements. The extent of the increase in net revenues was reduced by decreased Products industry’s net revenues primarily in Germany, Canada and Australia. Currency devaluations in both Canada and Australia offset the extent of this decrease.

      Our Government and Services industry’s net revenues decreased by $34 million or 3% from $1,132 million for fiscal year 2000 to $1,098 million for fiscal year 2001. Increases in net revenues from business process outsourcing engagements of $36 million or 476% partially offset other decreases in net revenues. Net revenues in the United States decreased primarily as a result of declines in net revenues from the aviation sector. The extent of the decrease was reduced by net revenue growth in the United Kingdom, Canada, Belgium and some areas of the Asia Pacific region.

      Our Financial Services industry’s net revenues decreased by $90 million or 9% from $975 million for fiscal year 2000 to $885 million for fiscal year 2001. The decrease in net revenues was primarily experienced in the United States and the United Kingdom as demand for services significantly declined in the last half of fiscal year 2001. The extent of this decrease was partially offset by net revenue growth in Switzerland and Japan.

      Our Information, Communications and Entertainment industry’s net revenues decreased by $7 million from $699 million for fiscal year 2000 to $692 million for fiscal year 2001. The almost flat net revenues included net revenues from business process management services contracts increasing by $144 million or approximately 610%. Lost opportunities from the failure of electronic and technology businesses combined with the general economic slowdown reduced net revenues. The impact of those factors was primarily experienced in the United States, the United Kingdom and the Netherlands.

      Our Energy and Utilities industry’s net revenues increased by $126 million or 24% from $515 million for fiscal year 2000 to $641 million for fiscal year 2001. The increase in net revenues primarily occurred in the United States and Japan and from engagements for business process management services.

      Gross Profit. Our Products industry’s gross profit increased by $33 million or 5% from $645 million for fiscal year 2000 to $678 million for fiscal year 2001. Our gross margin remained constant at 40%.

      Our Government and Services industry’s gross profit decreased by $102 million or 25% from $411 million for fiscal year 2000 to $309 million for fiscal year 2001. Our gross margin decreased from 36% to 28% as our business in the United States was significantly less profitable, with gross margins falling from 42% to 26%. Our United States practice had excess headcount during fiscal year 2001 compared to fiscal year 2000 as demand for services fell.

      Our Financial Service industry’s gross profit decreased by $113 million or 23% from $483 million for fiscal year 2000 to $370 million for fiscal year 2001. Our gross margin decreased from 50% to 42%. This decline was experienced globally as our headcount exceeded falling demand for our services.

      Our Information, Communications and Entertainment industry’s gross profit decreased by $133 million or 42% from $313 million for fiscal year 2000 to $180 million for fiscal year 2001. Our gross profit was negatively impacted by increases in expenses for provision for doubtful accounts receivable due to the failure of electronic commerce and technology businesses. Consequently, our gross margin decreased from 45% to 26%.

      Our Energy and Utilities industry’s gross profit increased by $97 million or 78% from $125 million for fiscal year 2000 to $222 million for fiscal year 2001. Our gross margin as a percentage of net revenue increased from 24% to 35% primarily due to an improvement in margins on our business process management services contracts.

Quarterly Results of Operations

      The following tables present quarterly combined financial information on a historical basis for each of our most recent six fiscal quarters. The quarterly information contains all adjustments, which consist of normal recurring adjustments we believe are necessary to fairly present this information. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2000	2000	2001	2001	2001	2001	2002

	(in thousands)
Revenues	$1,792,178	$1,882,419	$1,963,155	$1,843,251	$1,699,232	$1,721,101	$1,584,927
Cost of services*	962,376	964,744	964,712	933,807	895,672	854,114	774,571
Reimbursables and subcontractor costs	363,546	379,355	398,631	374,897	369,524	375,783	295,704

Total cost of services*	1,325,922	1,344,099	1,363,343	1,308,704	1,265,196	1,229,897	1,070,275
Selling, general and administrative expenses*	397,393	400,517	359,206	429,010	310,907	334,406	320,526
Goodwill amortization	13,933	14,422	14,641	14,011	13,521	15,157	16,139

Operating income*	54,930	123,381	225,965	91,526	109,608	141,641	177,987
Interest income	638	639	638	638	638	639	3,267
Interest expense	(13,638)	(17,639)	(13,638)	(13,638)	(10,489)	(9,140)	(13,987)
Other income (expense)	1,824	(386)	(9,349)	(7,707)	—	(29)	127

Income before partner distributions and benefits*	$43,754	$105,995	$203,616	$70,819	$99,757	$133,111	$167,394

*	Excludes payments for partner distributions and benefits.

      We experience some seasonal variations in our revenues primarily for two reasons. First, we normally expect our net revenues, which are revenues after deducting reimbursables and sub-contractor expenses, to be relatively lower in the first and second quarters of the year compared to our third and fourth quarter primarily due to increased vacation and holiday hours in our Americas and EMEA theatres. Second, we tend to book new engagements at particular times of the year, such as during the first three months of each calendar year when our clients’ new budgets generally become available. For these reasons, we do experience variability in our results of operations from quarter to quarter.

      The impact of the typical seasonal factors in the second quarter of fiscal year 2001 was minimized due to net revenue growth that continued through the third quarter of fiscal year 2001, primarily driven by our clients continuing to explore electronic business and new technology solutions. In the fourth quarter of fiscal year 2001 and continuing into the first quarter of fiscal year 2002 net revenues were negatively impacted by the slowdown in economies worldwide reducing demand for our services and contributing to increased competition. Despite the negative impact of these non-seasonal factors continuing to depress net revenues in some countries, net revenues increased in the second quarter of fiscal year 2002. This increase in net revenues was driven primarily by the growth in engagements from the continued restructuring of governmental entities in our EMEA theatre and the demand led by the local need for business change in the Japanese market. In the third quarter of fiscal year 2002, our net revenues reflected the results of the combined negative impact of the ongoing economic downturn and the heightened focus by our clients on independence-related concerns.

      Costs of services as a percentage of net revenues in the first through fourth quarter of fiscal year 2001 was 67%, 64%, 62% and 64% and in the first, second and third quarters of fiscal year 2002 was 67%, 63% and 60%, respectively. Our cost of services as a percentage of net revenues is typically higher in the first two quarters of our fiscal year due to the seasonal amount of vacation and holiday hours in our Americas and EMEA theatres.

      Gross margin as a percentage of net revenues in the first through fourth quarter of fiscal year 2001 was 33%, 36%, 38% and 36% and in the first, second and third quarters of fiscal year 2002, 33%, 37% and 40%, respectively.

      In the third quarter of fiscal year 2001 and the first, second and third quarters of fiscal year 2002 the decrease in selling, general and administrative expenses relative to the other quarters was primarily due to lower expense for provision of doubtful accounts receivable and the positive effect of the cost efficiency initiatives that we implemented as demand for our services fell. In the fourth quarter of fiscal year 2001, the increase in selling, general and administrative expenses was primarily due to an increase in our expense for provision of doubtful accounts receivable and an increase in costs allocated to us from the PricewaterhouseCoopers firms.

      Operating income as a percentage of net revenues in the first through fourth quarters of fiscal year 2001 was 4%, 8%, 14% and 6% and in the first, second and third quarters of fiscal year 2002, 8%, 11% and 14%, respectively. The significant increase in operating income as a percentage of net revenues in the third quarter of fiscal year 2001 and the second and third quarters of fiscal year 2002 was primarily due to the combined impact of the decreases in cost of services as a percentage of net revenues and reductions in selling, general and administrative expenses.

Liquidity and Capital Resources

      Our balance of cash and cash equivalents was $115 million at March 31, 2002, an increase of $5 million or 5% from June 30, 2001. The balance of cash and cash equivalents was $74 million at June 30, 2000 and $110 million at June 30, 2001, an increase of $36 million or 49%. These balances only reflect the management consulting and technology services businesses in the PricewaterhouseCoopers network that are operated through legal entities that are separate and distinct from the other PricewaterhouseCoopers businesses in the same country or region or are in accounts that are used exclusively by management consulting and technology services businesses in the PricewaterhouseCoopers network. Historically, we have funded our liquidity and capital requirements in most countries or regions from positive cash flow generated by our operations, from the cash flow generated by the other PricewaterhouseCoopers businesses as well as borrowings under credit facilities, including credit facilities of PricewaterhouseCoopers firms.

      Net cash provided by operating activities totaled $692 million and $620 million for the nine months ended March 31, 2001 and 2002, respectively, and $366 million, $583 million and $781 million for fiscal year 1999, fiscal year 2000 and fiscal year 2001, respectively. Net cash provided by operating activities is driven by our ability to generate cash from our normal business activities. Net cash provided by operating activities increased between fiscal years primarily because of the reduced growth in accounts receivable and unbilled receivables as our revenues declined. Our net cash provided by operating activities decreased between interim periods primarily due to an increase in unbilled receivables and an increase in amounts due from the PwC network.

      Our investing activities have consisted primarily of acquisitions of property and equipment. Net cash used in purchase of property and equipment was $74 million and $50 million for the nine months ended March 31, 2001 and 2002, respectively, and $51 million, $77 million and $117 million for fiscal years 1999, 2000 and 2001, respectively. We anticipate a cash outflow of approximately $20 million and $147 million for capital expenditures for the last quarter of fiscal year 2002, and fiscal year 2003, respectively. We expect our capital expenditures in fiscal year 2003 to be used primarily for technology hardware and software and other general corporate purposes.

      Net cash used in financing activities totaled $603 million and $566 million for the nine months ended March 31, 2001 and 2002, respectively, and $261 million, $446 million and $649 million for fiscal year 1999, fiscal year 2000 and fiscal year 2001, respectively. Historically, the most significant cash outflow has been through the activity in the PwC Network investment account, which totaled $635 million and $493 million for the nine months ended March 31, 2001 and 2002, respectively, and $486 million, $669 million and

$452 million for fiscal year 1999, fiscal year 2000 and fiscal year 2001, respectively. The cash flows through the PwC Network investment account represent distributions and other transactions with our partners as well as settlement of liabilities among the various PricewaterhouseCoopers firms. The PwC Network investment account will be transferred to additional paid-in capital upon our separation.

      Our working capital was $419 million, $315 million and $252 million at June 30, 2000 and 2001 and March 31, 2002, respectively. Changes in working capital are affected by, among other things, the timing of distributions to our partners and levels of business activities. Working capital at March 31, 2002 reflects the effects of distributions routinely held back from our partners until the last quarter of the calendar year and the decrease in our revenues.

      The following are our obligations under long-term debt agreements and operating leases for the next five fiscal years and thereafter at June 30, 2001:

	Payment Due by Period

	(in thousands)
			Two to three	Four to five
Contractual Obligation	Total	One year or less	years	years	Thereafter

Long-term debt	$56,394	$6,506	$22,248	$25,935	$1,705
Operating leases	272,995	52,826	70,138	56,004	94,027
Total contractual cash obligations	329,389	59,332	92,386	81,939	95,732

      Our allocated debt included in the balance sheet caption “Amounts due to the PwC Network” was $350 million and other allocated amounts generally representing accounts payable, accrued payroll and other accrued liabilities was $542 million at March 31, 2002.

      Monday Finance SA will issue, as part of this offering, $             million of           % senior notes, or up to $             million if the underwriters exercise their over-allotment option in full, which will be guaranteed by Monday SCA. These senior notes will have a maturity date of                     , 2008. The senior notes will be remarketed in 2006, which may result in a new interest rate. The proceeds of the remarketing would be paid to Monday Ltd to settle the purchase contracts. If the remarketing of the senior notes in 2006 is not successful or cannot be completed, Monday Ltd will be required to foreclose on the senior notes that are part of PEPS Units in full satisfaction of the holder’s obligations under the then outstanding purchase contracts underlying the PEPS Units. Holders of senior notes that are no longer part of PEPS Units will have the right to put those senior notes to Monday Finance SA, whose obligations are guaranteed by Monday SCA, at par plus accrued and unpaid interest.

      After the closing of the concurrent Class A common shares offering, we will no longer receive additional funding from the PricewaterhouseCoopers firms or have access to additional borrowings under credit facilities of the PricewaterhouseCoopers firms. We anticipate that the PricewaterhouseCoopers network of firms will retain and thus not transfer to us liabilities related to allocated debt. We anticipate that amounts that will remain due to the PricewaterhouseCoopers firms related to accounts payable, accrued payroll and other accrued liabilities will be in the range of $500 million to $600 million after our separation. These liabilities will be settled in the normal course of our operations.

      After the closing of the concurrent Class A common shares offering, our primary short term cash needs will be for working capital, including the amounts described above that will be due to the PricewaterhouseCoopers network of firms for allocated accounts payables, accrued payroll and other accrued liabilities, and for capital expenditures and debt service. Based on our current business plan, including our growth strategies, we believe that we have sufficient cash resources, including our expected credit facilities, without the proceeds of this offering to continue in operation for the twelve months after separation and beyond. However, in accordance with our current business plan we propose to use the proceeds of the this offering and cash flows from operations to meet our primary short term cash needs, instead of drawing on our expected credit facilities. In the first twelve months following separation, the proceeds of this offering will also be used to fund separation and transaction expenses. In addition, we will use the proceeds of this offering to acquire the management consulting and technology services business in India and to purchase Monday SCA Class I common shares held by the PricewaterhouseCoopers firm in Spain pursuant to the terms of the applicable rollup agreements and to pay for noncompete agreements with PricewaterhouseCoopers firms that are not contributing management consulting and technology business to us. If our cash flows from operations are less than we expect or our cash requirements are greater than we expect, we may need to use our expected credit facilities or incur additional debt under our credit facilities described below or otherwise. Our ability to fund our cash requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Although we currently have no commitments or specific plans to do so, we may incur additional debt for general corporate purposes in the near term, such as for acquisitions.

      We currently have no material acquisition commitments other than the transaction commitments constituting the separation, and no acquisition transactions are probable at this time. We have, however, entered into a non-binding letter agreement with Arthur Andersen LLP to extend offers of employment to up to 11 Arthur Andersen partners and up to 270 Arthur Andersen employees that practice in one of Arthur Andersen’s technology implementation businesses in the United States. In addition to the non-binding nature of the letter agreement, our offers of employment are subject to a number of important conditions, including acceptance of the offers of employment by a sufficient number of key persons. We have agreed, subject to these conditions and our ability to terminate the letter agreement for any reason, to use commercially reasonable efforts to complete the hirings as soon as possible, but in any event no later than August 1, 2002. In connection with the extension of these offers, we have agreed to pay Arthur Andersen approximately $450,000 for each partner we hire in exchange for a release of non-compete and non-solicitation agreements that these partners previously have executed in connection with their status as Arthur Andersen partners and in exchange for a non-exclusive license to intellectual property used by these partners in serving their clients. We will not assume any of the liabilities of Arthur Andersen relating to this practice or any other liability of Arthur Andersen, such as those relating to the Enron situation. We cannot assure you, however, that claims relating to Arthur Andersen liabilities will not be made against us should we hire these Arthur Andersen partners and employees.

      For the foreseeable future beyond the first twelve months after this offering, based on our current business plan, we believe our expected cash flows from operations, together with our expected credit facilities, will be sufficient to meet our cash needs. As we pursue our growth initiatives, develop new solution areas and service offerings and respond to changes in the business environment and competitive pressures, including acquiring businesses or technologies, we may need to raise additional funds through public or private debt or equity financings.

      Following our separation, we expect to enter into a revolving credit facility or facilities to be available as necessary for working capital needs and other general corporate purposes, including an alternative source of liquidity in the event our cash generated from operations is lower than currently expected. We have not yet entered into an agreement with respect to any revolving credit facility. Our existing indebtedness is unsecured and we currently expect that any credit facility will be unsecured and have variable interest rates as well as customary restrictions, covenants and events of default for unsecured facilities of this type. We do not expect compliance with the covenants to have a material adverse affect on our operations. Assuming an average outstanding short-term debt balance of $250 million, the midpoint of the maximum available credit assuming a $500 million credit facility we expect to enter into, a one percentage point increase in the average interest rate on the obligations, also effective for an entire year, would increase pre-tax interest expense, and reduce pre-tax income, by $2.5 million. We anticipate that the total size of the credit facility or facilities into which we will enter will be $500 million. However, we do not anticipate the need to draw on this facility during the twelve months after our separation.

      We are evaluating our capital structure and the effect that our separation will have on our capital structure. We anticipate that once our separation is complete, after considering the amount of proceeds from this offering, the amounts due to the PricewaterhouseCoopers network of firms, the deferred tax effects of the concurrent offerings and the transformation of our business from a partnership to a corporate structure and other items, our capital structure at separation will be sufficient to support our level of operations in the foreseeable future.

      As noted above, we may need additional funds to satisfy our cash requirements, however, we cannot assure you that these funds will be available on acceptable terms, or at all. Future indebtedness may impose restrictions and covenants on us and could limit our ability to respond to changing market conditions, to fund unplanned capital investments or capitalize on business opportunities. Our existing short and long-term borrowings are not collateralized. We may be required, however, to provide collateral on future borrowings.

Legal Proceedings

      We believe there is no litigation pending that could have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows. Please see “Business — Legal Proceedings” for a more detailed discussion of legal proceedings.

Risk Management

      Market Risk. We are exposed to market risks associated with changes in foreign currency exchange rates, changes in interest rates and changes in marketable security equity prices as well as credit risks from client trade receivables. We are not engaged in the trading of financial instruments, derivative instruments or currency. Accordingly, our market risks arise in the ordinary course of business. Our market risk management and strategy is regularly reported to our senior executives.

      Foreign Currency Exchange Risk. We have foreign currency risk arising through the translation of local currency financial statements into our combined United States dollar financial statements. This risk is not currently hedged. We may consider hedging our investments in our foreign operations in the future but have no current plans to do so. Historically, we have had minimal exposure in the normal course of our business to changes in foreign currency exchange where we settle payments among firms in the PricewaterhouseCoopers network. We have entered into some foreign currency transactions for contracts or debt transactions that are based in a currency other than the local currency of our business entering into the transactions or United States dollars. Such transactions, however, have not been significant to our results of operations. We typically have not entered into significant foreign exchange hedge positions on foreign currency transactions.

      After our separation, we will be managing our cash and the associated foreign currency risks on a centralized basis. We are currently developing policies and procedures addressing cash management, cross border expenses and settlements, and use of derivatives that we will utilize after our separation. We anticipate that we will use forward foreign exchange contracts and purchases of foreign currency options to selectively hedge our foreign currency transactions. The purpose of such anticipated hedging activities will primarily be to minimize the effect of foreign exchange rate movements on the cash flows and expenses of our foreign operations.

      If foreign currency exchange rates had appreciated against the United States dollar by 10% at March 31, 2002, the fair value of our net financial instruments would have increased by approximately $52 million. Conversely, if foreign currency exchange rates had depreciated against the United States dollar by 10% at March 31, 2002, the fair value of our net financial instruments would have decreased by approximately $43 million.

      Interest Rate Risk. The interest rate risk associated with our borrowing and investing activities during the past three fiscal years and for the nine months ended March 31, 2002, is not material to our results of operations. We have not determined whether we will use derivative financial instruments to alter interest rate characteristics in the future. As we evaluate our capital structure, level of borrowings and financial position as a public company, we will consider the need for the use of derivative financial instruments.

      Equity Price Risk. We have approximately $14 million of marketable equity securities at March 31, 2002 that are subject to market price volatility. These securities are classified as available-for-sale securities and are recorded in our combined balance sheet at fair value with unrealized gains or losses reported within the PwC Network investment account. We also hold private or restricted stock investments. Our marketable equity securities and private and restricted stock investments are subject to the risk of a decline in the fair value of those investments below cost that is considered to be other than temporary. In that case, we would suffer a realized loss for the reduction in value of those securities. At March 31, 2002, the value of our privately held securities amounted to approximately $5 million.

      Credit Risk. In the ordinary course of business, we are exposed to credit risk from clients, which is managed by our trade credit policy and regular monitoring for exposures. Credit risk from accounts receivable historically has been limited due to the number of clients and broad geographic diversification of our client base. We have exposure in some foreign countries where the ability to transfer cash out of the country is limited. We do not consider this exposure to be significant to our results of operations.

Euro Conversion

      On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies, the legacy currencies, and one common currency, the euro. The participating countries adopted the euro as their common currency on January 1, 1999. The euro is now traded on currency exchanges and may be used in business transactions. On January 1, 2002, the participating countries issued new euro-denominated bills and coins. The legacy currencies are being withdrawn and will cease to be legal tender effective June 30, 2002. During the period from January 1, 1999, to June 30, 2002, parties may use as legal tender either the euro or a participating country’s legacy currency as legal tender.

      We have analyzed the impact of the euro conversion on our business in a number of areas, including our information systems, service rates, finance and banking resources, foreign currency management, contracts and accounting and tax. We believe, based on information available at this time, that the introduction of the euro has not materially impacted our financial position or the results of our operations.

      We believe that the introduction of the euro and euro pricing creates a downward effect on engagement pricing in the EMEA theatre as euro pricing is more transparent and comparable between the countries. However, we have taken advantage of euro selling opportunities from system implementation and design projects that sometimes expand into more complete systems software migration. Opportunities in non-euro countries, including the United Kingdom, may present significant future growth opportunities should those countries decide to join the European Union.

Recently Issued Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board approved Statements of Financial Accounting Standards No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” which are effective for us July 1, 2001 and July 1, 2002, respectively. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS 142, amortization of goodwill will cease. Goodwill amortization amounted to $47 million, $55 million and $57 million for the fiscal years ended June 30, 1999, 2000 and 2001, respectively, and $43 million and $45 million for the nine months ended March 31, 2001 and 2002, respectively. In lieu of amortization, we will be required to perform an initial impairment review of goodwill as of July 1, 2002, and an annual impairment review thereafter. We are in the process of studying the effects of the application of SFAS 142 and cannot predict at this time whether or not a material impairment charge will be recorded.

      In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” SFAS 144 is effective for PwC Consulting beginning July 1, 2002. We do not expect that the adoption will have a significant impact on our results of operations.

BUSINESS

Overview

      We are one of the world’s leading providers of management consulting and technology services. We help our clients pursue and implement key strategic, process and technology initiatives designed to enhance their growth, profitability and competitiveness. We believe that one of our core strengths is our ability to integrate our strategic advice with our business and technology skills and services to help our clients achieve measurable results.

      Our clients include many of the world’s largest and most successful organizations. In fiscal year 2001, we performed services generating revenues after deducting reimbursables and subcontractor costs, which we refer to as net revenues, in excess of $500,000 for approximately:

•	45% of the 2001 Fortune Global 500,

•	74% of the 2001 Fortune Global 50 and

•	82% of the 2001 European Financial Times 50.

      Our clients also include many of the world’s largest governments and their respective agencies. We also serve smaller businesses, governmental agencies and other organizations. Our net revenues for fiscal year 2001 were approximately $6 billion, and our net revenues for the nine month period ended March 31, 2002, were approximately $4 billion. None of our client relationships are exclusive.

      We operate globally with a consistent approach to serving our clients, which allows us to execute complex engagements on a global, regional and local basis. We achieve our consistent approach through the application of our common methodologies, training programs and our operating model described below. Upon our separation, we expect to have approximately 33,000 employees with offices in 52 countries or territories, allowing us to combine our industry and service area expertise with knowledge of a region’s language, people and culture.

      We principally track and manage our business according to the four geographic areas listed below, which we refer to as theatres. Within these geographic theatres, each member of our client service staff specializes in one of our five industry groups, which include 20 industry sectors. Each member of our client service staff also specializes in one of seven core service areas, which we refer to as our solution areas.

Geographic Theatres

Americas	EMEA		Asia Pacific	SOACAT

Canada Mexico United States	Austria Belgium Czech Republic Denmark Finland France Germany Hungary Iceland India Republic of Ireland Israel Italy Kenya Latvia Lebanon	Lithuania Netherlands Nigeria Norway Pakistan Poland Portugal Russia South Africa Spain Sweden Switzerland Turkey Ukraine United Arab Emirates United Kingdom	Australia People’s Republic of China Hong Kong Indonesia Japan Korea Malaysia New Zealand Philippines Singapore Taiwan Thailand	Argentina Brazil Chile Colombia Venezuela

Industry Groups

Information,
	Government	Financial	Communications	Energy
Products	and Services	Services	and Entertainment	and Utilities

Pharmaceuticals Consumer Packaged Goods Technology Industrial Products Automotive Retail	Government Defense Aviation Posts and Surface Transport	Banking Capital Markets Insurance Investment Management	Communications Entertainment and Media Hospitality and Leisure	Oil and Gas Utilities Mining

Solution Areas

Develop	Deliver	Operate

Strategic Change	Customer Relationship Management Financial Management Human Capital Supply Chain and Operations Information Technology	Application Management and Business Process Management

We provide our clients with solutions to their challenges by building teams that combine industry-specific knowledge with expertise in our core solution areas.

      Until our separation from the PricewaterhouseCoopers network of firms, which will occur immediately prior to the closing of the concurrent offerings, our business will continue to be part of the management consulting and technology services businesses of PricewaterhouseCoopers firms around the world as described under “Summary— Our Relationship with the PricewaterhouseCoopers Network of Firms.”

Auditor Independence Rules, the Enron Situation and the Impact on Our Business

      Because the PricewaterhouseCoopers network of firms performs audit services for many of our current and prospective clients and industry vendors, we are currently restricted from performing services for some clients and implementing some of our growth strategies. Some audit clients have policies against using their audit firm to provide significant non-audit services, such as management consulting and information technology services. We also have been limited in our ability to form alliances or joint ventures with, provide outsourcing services to, or enter into contingent fee or risk-sharing arrangements with audit clients of PricewaterhouseCoopers firms. As of March 2002, PricewaterhouseCoopers’ audit clients included approximately:

•	25% of the 2001 Fortune United States 500,

•	24% of the companies listed on the New York Stock Exchange and

•	17% of the companies listed on the NASDAQ National Market.

      In June 2000, the Securities and Exchange Commission proposed new rules regarding auditor independence and a rule requiring most public companies to disclose in their annual proxy statements information such as fees related to the non-audit services provided by their auditor during the most recent fiscal year. Final rules based on this proposal became effective in February 2001. Beginning in late 2000, we began experiencing an increase in the number of clients that either limit our opportunities to bid for new engagements or prohibit us entirely from bidding for new engagements because they are audited by a PricewaterhouseCoopers firm. In addition, some of our existing engagements with PricewaterhouseCoopers audit clients have been reduced in scope. These clients have been primarily United States and foreign companies with securities listed or traded on United States securities markets, although we are now experiencing increased independence-related constraints outside the United States as well.

      The recent high profile bankruptcy filing by the Enron Corporation has increased further the attention boards of directors and the marketplace pay to auditor independence. In the Enron situation, governmental authorities and the media are investigating whether the management consulting fees paid to Arthur Andersen compromised its role as Enron’s independent auditor. The independence disclosure rules and the fallout from the perceived conflicts of interest in the Enron situation are significantly limiting our ability to compete. For example, of our approximately 100 strategic clients, which are described below, 38 clients are PricewaterhouseCoopers’ audit clients. Of these, as of March 2002, 21 clients have informed us that they will limit our services or that they will not be hiring us for new engagements while we are a part of the PricewaterhouseCoopers network of firms due to independence-related concerns. Services provided to these 21 clients represented approximately 8% of our net revenues for fiscal year 2001. In addition, the PricewaterhouseCoopers firms are gaining additional audit clients due to the difficulties faced by Arthur Andersen. For example, as of May 30, 2002, Arthur Andersen had lost over 600 public reporting clients as a result of the Enron situation. PricewaterhouseCoopers LLP, the United States firm, has gained over 100 of these companies as audit clients. Accordingly, we believe that our separation from the PricewaterhouseCoopers network of firms as a result of the concurrent Class A common shares offering will provide significant growth opportunities for our business. Our ability to capitalize on these opportunities will depend, among other things, on the successful maintenance or, in some cases, reestablishment of our relationships with these clients and obtaining new engagements from these clients on a timely basis.

Industry Opportunity

      In the last decade, the pace of change in the global business environment has increased dramatically, creating enormous challenges and opportunities for companies globally. Numerous forces have driven these changes including:

•	the rapid development and implementation of new technologies,

•	the advent and commercialization of the Internet,

•	increasing globalization of markets and

•	a global economic expansion followed by a recession.

      To enhance their competitive position in this increasingly complex global marketplace, companies have been forced to re-evaluate their businesses constantly, which has increased the demand for management consulting and technology services worldwide. We believe that these forces of change will continue to accelerate in the next decade and increase the demand for the integrated global consulting and technology services that we offer.

      While the slowing global economy has softened current demand for consulting and technology services, we believe businesses in most industries are under increasing pressure to take proactive steps to change and differentiate themselves to take advantage of any improvement in market conditions. These changes include more efficient communication, both internally with employees and externally with customers and suppliers, more efficient management of supply chains and better management of risks.

      To help implement these changes, we believe clients increasingly will demand that service providers deliver strategic advice integrated with comprehensive technology solutions and outsourcing capabilities that create lasting and significant change throughout their organizations. To do this, we believe that management consulting and technology services providers must have the ability to:

•	deliver a wide range of services across the world,

•	stay ahead of industry and technology trends,

•	manage complexity across various industries, service offerings and geographies,

•	have access to capital to create market-ready solutions and

•	combine the right set of solutions to fit their clients’ business strategies.

We believe that service providers who bring these capabilities to the marketplace will succeed in helping clients capitalize on opportunities created by the changes in an increasingly complex global marketplace.

Our Competitive Strengths

      We develop and implement solutions for some of the world’s largest and most successful businesses and organizations. We combine our extensive industry-specific and solution area expertise with our knowledge of a region’s people, language and culture. We have relied on a number of competitive strengths to achieve our success, including the strengths described below.

          Long-Term, Deep Client Relationships

      We have strong client relationships with senior executives at many of the world’s leading businesses and organizations. Based on a survey of most of our strategic account relationship partners in late 2001, we estimate that we have served approximately 60% of our strategic clients for over five years and approximately 40% of our strategic clients for over ten years. We believe that part of our success in building these enduring relationships is due to our flexible and collaborative approach to engagements. We tailor our approach to each client’s needs and form integrated teams with our client service staff to transfer knowledge to and enhance our long-term relationships with our clients.

          Account Relationship Management

      We believe that one of our strengths is our account relationship management program, which assigns the proper business development resources to each of our clients and prospective clients. We implemented this program in 2000 to enhance our client relationships in anticipation of our separation from the PricewaterhouseCoopers network. For those clients that we expect will provide us with a substantial amount of revenues in the future, we dedicate at least one relationship partner and also devote a considerable amount of other resources to manage the relationship. We refer to these clients as our strategic clients, of which we currently have approximately 100. We also devote considerable business development resources to other clients for whom we expect to provide significant services in the future, which we refer to as our managed clients. We currently have over 300 managed clients. We also allocate, as appropriate, business development resources to our other clients, whom we refer to as our portfolio clients, depending on our expectations of future work. Many of these clients are developing or emerging companies which we believe have high potential needs for our services.

          Integrated Approach to Serving Clients

      We believe that one of our core strengths is our ability to integrate our strategic advice with our business and technology skills and services to help our clients achieve measurable results. This integrated approach allows us to use our extensive industry and solution area expertise to create and implement strategies and solutions that are designed to achieve well-defined, specific objectives. We believe our approach enhances the impact that our services have on our clients, while strengthening our relationships with them.

          High Quality Alliance Relationships

      We have strategic alliance relationships with seven leading technology providers, which are relationships that we believe add significant value to our solutions and to our clients. Our alliances, including our strategic alliances, are relationships with technology companies and companies in other fields that extend our capabilities and service offerings. The companies with which we have strategic alliances frequently recognize us for the value we bring to our mutual clients and customers. We currently have strategic alliance relationships with Oracle Corporation, PeopleSoft, Inc., SAP AG and Siebel Systems, Inc., which are software providers, Hewlett-Packard Company and Sun Microsystems, Inc., which are hardware and software providers, and Electronic Data Systems Corporation, which is a provider of information technology services. Our strategic alliances also provide us with important leads regarding new projects and engagements. We believe that our alliance relationships provide us with insight into emerging technologies and solutions. In addition, we work with these companies to develop new solutions and services. We also have a number of important relationships, which we refer to as our managed alliances, that are typically with technology providers whose products and services have gained acceptance with our clients. Although we have entered into agreements with most of the companies with which we have strategic alliances, many aspects of our relationships with these companies are not subject to written agreements. The types of cooperative activities and agreements we have with our alliance members are described below under “Our Business—Alliances.”

          Diversification across Geographic Theatres and Industries

      We believe our diversification across geographic theatres and industries will allow us to take advantage of new opportunities in changing markets as well as more effectively deploy our resources in response to industry and regional cycles. For example, we estimate that none of our five industry groups provided more than approximately 33% of our net revenues for fiscal year 2001. In addition, our engagements are well-balanced between our United States, Canada and Mexico theatre and our Europe, the Middle East and Africa theatre, with net revenues from these geographic theatres representing approximately 52% and 36%, respectively, of our net revenues for fiscal year 2001. We also have businesses in Asia Pacific and South America and Central America, which we believe are areas that offer us growth opportunities. In addition, we believe that France and Italy provide us with an opportunity to grow our European business.

          Continuous Innovation

      We seek to continuously offer innovative solutions that anticipate industry, business and technology trends and that help businesses to become more competitive and profitable. Internally, we foster a culture of collaboration, continuous skill development and knowledge sharing among our client service staff to create an atmosphere that stimulates innovation. As a result, we believe our client service staff have the flexibility, knowledge and skills to quickly adapt our solutions to new market trends. We also have a formal process for creating and marketing new offerings that solve specific business problems, often across geographies, industries or sectors. We call these offerings solution sets and believe they help transform the way many of our clients do business. We nurture these solution sets by devoting resources and assigning development responsibilities to specific partners. We also actively collaborate with our clients and use our alliance relationships to help develop new approaches, strategies and solutions in a cost-effective manner.

          Strong Focus on Skill Development and Knowledge Sharing

      We believe the building, renewing and sharing of knowledge, skills and experiences among our client service staff across our global business is critical to continuous innovation and the provision of consistent, quality services to our clients. To perpetuate and foster this strength, we develop common methodologies and frameworks, shared work product and standardized training programs for key business processes that may be replicated across geographies, industries and engagements. We have extensive programs and technologies to capture and share knowledge among our employees, such as our dedicated knowledge management employees whose responsibilities include identifying and disseminating examples of innovative services and materials throughout our organization. Approximately 190,000 documents are continuously available to our client service staff globally. Approximately 1,000 new documents, on average, are added to these knowledge sharing repositories each month. We are committed to the on-going development of our client service staff. Our investment in fiscal year 2001 included over 1,600,000 hours of live training and over 1,000,000 hours of remote and self-paced learning, including programs delivered through our ecademie online learning system, as well as thousands of hours of informal training and knowledge sharing.

          Experienced and Motivated Management Team

      Our global management team has an average of 18 years of experience in the management consulting and technology services industry and an average of 14 years of tenure with a PricewaterhouseCoopers or predecessor firm. Most of these team members have long relationships with other team members, whether through their current positions or as a result of working together on engagements and other matters. After the closing of the concurrent offerings, we will continue to use the title “partner” and preserve our client relationship and engagement management practices that support our collaborative, innovative culture. All of our partners will continue to hold substantial equity in us following the closing of the concurrent offerings, which will help preserve the alignment of interests and sense of ownership and reward that have been a part of our partnership culture. Together, our partners, following the closing of the concurrent offerings, will hold approximately      % our Class A common shares, calculated assuming all Monday SCA Class I shares and all exchangeable shares issued by one of Monday SCA’s subsidiaries have been redeemed or exchanged into our Class A common shares.

Our Growth Strategy

      We are committed to becoming the global service provider of choice for clients seeking to transform their businesses to become more profitable and competitive. To transform a business, we feel that we must help a client realize significant and lasting change throughout its organization or within an important functional area. To become the global service provider of choice, we are pursuing the growth initiatives described below.

          Deliver Comprehensive Solutions to Our Clients

      We continuously look for opportunities to provide our clients with comprehensive strategies and solutions, particularly those that help transform businesses and organizations. To accomplish this objective, we actively review our clients and potential clients to determine where we believe the most significant opportunities exist to provide these services. We devote considerable resources to understand and focus on this client base, which we view to be important to our business. To maximize our ability to develop comprehensive strategies and solutions to these clients, we deploy teams of client service staff led by industry-oriented relationship partners supported by colleagues with skills that span all of our solution areas. We believe that our focus on increasing, developing and penetrating this client base is important to our growth as well as our ability to provide services that transform our clients.

          Pursue the Benefits of Independence

      Because of our affiliation with the auditing practice of the PricewaterhouseCoopers network of firms, audit clients of PricewaterhouseCoopers firms are increasingly limiting or denying us opportunities to provide our services to them. Following the closing of the concurrent Class A common shares offering, we will be free to pursue the following business strategies:

•	providing more services to existing and prior clients that have limited our services due to our ownership by the PricewaterhouseCoopers network of firms,

•	seeking opportunities at companies and organizations that are audited by a PricewaterhouseCoopers firm, but which are not recent or current clients due, in part, to our ownership by the PricewaterhouseCoopers network of firms,

•	forming joint ventures, subcontracting relationships and strategic alliances with leading technology service providers that are currently audited by a PricewaterhouseCoopers firm,

•	considering, where appropriate, new types of fee arrangements with clients that are audited by a PricewaterhouseCoopers firm, such as arrangements where we would receive a share of cost savings realized as a result of our work and

•	pursuing opportunities to provide outsourcing services to business and organizations that are audited by a PricewaterhouseCoopers firm.

We believe that our separation from the PricewaterhouseCoopers network of firms will provide us with the opportunity to grow our business and compete for engagements with clients where we were previously constrained by independence-related issues.

          Expand Our Application Management and Business Process Management Services

      We believe organizations will increasingly seek a service provider capable of operating, either through its own resources or through alliances, significant parts of the solution that the service provider has designed and implemented. To meet this need, we plan to grow our existing application management services business, where we perform ongoing maintenance and development services for important software applications, such as enterprise resource planning systems, which control functions such as financial reporting and human resources. We also plan to grow our business process management services, which are services provided to a business or organization in which entire processes, like accounting and financial reporting systems, are administered and operated by a service provider. According to a market research report published by Gartner, Inc. in January 2002, the market for business process management services relating to administration, human resources and finance is expected to grow from approximately $60 billion in 2001 to approximately $111 billion in 2005, a compound annual growth rate of 16.6%. In addition, once free of independence-related constraints, we will explore forming new strategic alliances with key providers of capital-intensive technology outsourcing services. Our goal is to provide our outsourcing services, which are in the initial stages of development, in conjunction with our other solutions, so that we provide a complete set of integrated services and solutions to our clients, allowing us to manage the entire lifecycle of a project.

          Expand Our Other Service Offerings

      In addition to growing our outsourcing business, we also intend to grow other existing service offerings. These service offerings include the offerings described below.

•	Broaden and Deepen Our Systems Integration Services. An important part of many of our business solutions is the use of systems integration services. Systems integration is the engineering of hardware, operating systems and software to perform specific tasks and functions. We believe that the integration of legacy computer systems and newer packaged software products with automated internal and external communication systems is critical to the success of many of our clients. The growth of our application management services, for example, will be enhanced by the expansion of our systems integration capabilities. We plan to grow these resources by attracting and retaining highly qualified client service staff and aggressively pursuing relationships with cost-effective data processing and software programming companies that complement our systems integration services and help us serve our clients.

•	Invest in Solution Sets. Our business is principally about the delivery of value-creating ideas and solutions to our clients. We invest in our solution set program to develop these new ideas. When we identify a solution that has significant potential for our clients, particularly across multiple geographic theatres and industry sectors, we invest resources to cultivate the new solution, often in collaboration with our clients or through our alliance relationships. As concepts are developed, we create a new offering, or solution set, for distribution and use by the appropriate parts of our organization. For each solution set, there is a partner who has the responsibility to develop the offering through an organized development cycle and to market these solution sets across multiple geographic theatres and industry sectors. We believe our approach allows us to offer advanced solutions to our clients in a timely and cost-effective manner.

          Improve Operational Efficiency

      We believe that our transition from a series of legally separate firms within the PricewaterhouseCoopers network of firms into a single integrated organization will provide us with significant opportunities to reduce overlapping functions and business processes, particularly in Europe, and outsource functions that are not critical to our operations. We expect that as we replace the services we receive under the transition services agreements with the PricewaterhouseCoopers firms, we will improve our ability to manage our costs more comprehensively and rigorously. To achieve improved management of our costs, we intend to use our expertise and resources to further transform our internal business processes and implement technology solutions to improve productivity and profitability.

          Increase Our Alliance and Client Collaboration

      We believe that our most successful engagements are those that have a high degree of collaboration among our clients, alliance relationships and us. Following the closing of the concurrent Class A common shares offering, we plan to continue these collaborative efforts to find cost-effective solutions that may be deployed to multiple clients. We also believe that separation from the PricewaterhouseCoopers network of firms will increase our ability to collaborate effectively with many of our clients and industry vendors.

          Increase Awareness of New Brand

      We changed our legal name on June 10, 2002, and will begin operating under our new brand upon our separation. We intend to establish our new brand as a leading management consulting and technology services brand. We expect to invest in the promotion of our new brand through print, broadcast and Internet advertising and other means of marketing. In connection with these activities, we plan to spend approximately $110 million in the aggregate in fiscal years 2002 and 2003. We believe that our branding strategy will help to reinforce the public awareness of our separation from the PricewaterhouseCoopers network of firms and lead to additional new business opportunities.

          Continue to Develop Our Client Service Staff

      Our most valuable assets are our client service staff and the building, renewing and sharing of knowledge, skills and experiences among them. We will continue to focus on the development of our client service staff and the implementation of a recruiting and training strategy designed to allow us to realize our growth objectives. We seek to foster a collegial and collaborative work environment that attracts the highest quality client service staff, who are critical to maintaining our core strength of continuous innovation. To remain competitive, we are committed to providing attractive compensation and long-term incentives for our employees. We also will be increasing our skills and capabilities in developing countries, such as China, which we believe will improve the quality of our services while reducing our cost structure. We also will devote significant resources to training, knowledge management and creating reusable methodologies. Our goal is to maintain a flexible, motivated work force with the capacity to support our other growth strategies.

Our Services

      We build our engagement teams by deploying client service staff with the relevant industry background and solution area expertise. To cultivate industry expertise, we structure our business around five industry groups that cover 20 distinct industry sectors. Our client service staff also develops experience in one of our seven solution areas, which represent the core of our client services. As more fully described below, we divide these seven solution areas into three broad categories: develop, deliver and operate. The discussion in this section describes the services we provide. The chart below shows how we structure our business by geographic theatre and into industry groups and solution areas categories.

          Geographic Theatres

      While we track and manage our business according to the four geographic theatres listed below, we operate globally with a consistent approach to serving our clients. We achieve our consistent approach through the application of common methodologies and training programs and our operating model. We believe that a local presence allows us to understand the challenges and opportunities that are unique to particular regions and countries. We are able to serve our clients globally through our global account management structure and our relationship partners. Within geographic theatres, we have listed the countries in which we currently have offices.

Americas	EMEA		Asia Pacific	SOACAT

Canada Mexico United States	Austria Belgium Czech Republic Denmark Finland France Germany Hungary Iceland India Republic of Ireland Israel Italy Kenya Latvia Lebanon	Lithuania Netherlands Nigeria Norway Pakistan Poland Portugal Russia South Africa Spain Sweden Switzerland Turkey Ukraine United Arab Emirates United Kingdom	Australia People’s Republic of China Hong Kong Indonesia Japan Korea Malaysia New Zealand Philippines Singapore Taiwan Thailand	Argentina Brazil Chile Colombia Venezuela

Each of our geographic theatres is organized into our five industry groups and seven solution areas. Within each of these theatres, we have industry leaders and solution area leaders who report both to the head of the geographic theatre and also to the global industry or solution area leaders. We believe this approach allows us to balance the need for a global understanding of our business with the efficiency and cost management advantages that result from geographic accountability.

          Americas

      Our Americas theatre is comprised of the United States, Canada and Mexico. The Americas theatre accounted for approximately 52% of our net revenues for fiscal year 2001 and 49% of our net revenues for the nine-month period ended March 31, 2002. As of March 2002, we had approximately 14,000 partners and employees in this theatre. Our business in this theatre has been adversely impacted by the issues surrounding auditor independence and the Enron situation. The Americas theatre has also been negatively affected by the general downturn in the economy and the decline in technology spending that accelerated as a result of the events of September 11, 2001. As a result of economic conditions, our clients have focused on customer retention and improving profitability. Because of these challenges, we believe our clients expect innovation and the ability to increase value as a result of their investment in information technology.

      We serve a wide variety of clients in our Americas theatre across all of our industry segments. Our largest clients, in terms of net revenues for fiscal year 2001, include many well-known names, such as the following:

• American Express Company • Chevron Texaco • Citigroup, Inc. • General Motors Corporation • Hewlett-Packard Company	• J.C. Penney Company • Johnson & Johnson • United States Department of Defense • Verizon • The Walt Disney Company

We provide a wide variety of services to our clients in this theatre, which include services from all of our solution areas. Pursuant to our goal of becoming the global service provider of choice for clients seeking to transform their businesses, we seek engagements that involve helping clients realize significant and lasting change.

          EMEA

      Our EMEA theatre is comprised of countries in Europe, the Middle East and Africa. The EMEA theatre accounted for approximately 36% of our net revenues for fiscal year 2001 and 39% of our net revenues for the nine-month period ended March 31, 2002. As of March 2002, we had approximately 15,000 partners and employees in this theatre. The EMEA theatre has been negatively affected by economic conditions in Europe and, to a lesser extent, by auditor independence concerns. A key factor impacting our business in this theatre is Europe’s continuing development towards an economic common market and the corresponding regulatory changes and increasing competitive forces facing our clients. Governments also are facing new challenges caused by privatization and increased outsourcing of services to private companies. In response to these challenges, our clients increasingly are focused on reducing and controlling costs. We believe that the wide scope of our services will allow us to assist clients with these needs. We also believe that the rapid development of the economies of Eastern Europe and Russia will provide us with an opportunity for the development of low-cost data processing and software programming resources in those countries.

      We serve a wide variety of clients in our EMEA theatre across all of our industry segments. Our largest clients, in terms of net revenues for fiscal year 2001, include many well-known names, such as the following:

• Allianz AG • Cadbury Schweppes • ExxonMobil • Fiat • France Telecom	• GlaxoSmithKline plc • Lloyds TSB • Telefonica S.A. • UBS AG • UK Ministry of Defence

      We believe that we develop strong relationships with many of our clients by understanding their business needs and by helping them to address these needs by providing a wide range of management consulting and technology services from all of our solution areas.

          Asia Pacific

      Our Asia Pacific theatre is comprised of Japan, Australia, Korea, China, New Zealand and other countries in East Asia. The Asia Pacific theatre accounted for approximately 8% of our fiscal year 2001 net revenues and 9% of our net revenues for the nine-month period ended March 31, 2002. As of March 2002, we had approximately 5,000 partners and employees in this theatre. While we have offices in all major commercial centers in this region, our practice in this theatre is currently concentrated in Japan and Australia. As a result of China’s recent entry into the World Trade Organization, we view the Asia Pacific theatre as an emerging market that presents a number of growth opportunities for our business. Additionally, we are expanding our presence in selected countries which we view as providing us access to low cost data processing and software programming capabilities.

      Our clients in this theatre include businesses of global multinational corporations as well as significant regional, national and governmental organizations. We believe we help our clients by bringing both a global understanding of business processes and procedures and a deep understanding of issues and solutions facing organizations operating in Asia Pacific. Some of our largest clients in this theatre, in terms of net revenues for fiscal year 2001, include Sony, Toyota and Telstra.

          SOACAT

      Our SOACAT theatre is comprised of countries in South America and Central America. The SOACAT theatre accounted for approximately 2% of net revenues for both fiscal year 2001 and the nine-month period ended March 31, 2002. As of March 2002, we had approximately 1,000 partners and employees in this theatre. Our practice in this theatre had been adversely affected by the Argentine economic crisis and by independence-related issues, especially in Brazil. We continue to believe, however, that there will be strategic opportunities for us in this theatre following our separation, including the development of low cost data processing and software programming capabilities.

      Our largest clients, in terms of net revenues for fiscal year 2001, in this theatre include businesses of global multinational corporations, such as Zurich Financial and Sony, as well as significant regional, national and governmental organizations, such as Telecom Argentina, Souza Cruz and Ambev. We believe we help our clients by bringing both a global understanding of business processes and procedures and a deep understanding of issues and solutions facing organizations operating in South America and Central America.

          Industry Groups

      Within each of our geographic theatres, we have five industry groups, which include 20 industry sectors. Not all sectors are represented in every theatre. The following table sets forth a list of our industry groups and sectors.

Information,
	Government	Financial	Communications	Energy
Products	and Services	Services	and Entertainment	and Utilities

Pharmaceuticals Consumer Packaged Goods Technology Industrial Products Automotive Retail	Government Defense Aviation Posts and Surface Transport	Banking Capital Markets Insurance Investment Management	Communications Entertainment and Media Hospitality and Leisure	Oil and Gas Utilities Mining

      For each industry group, we provide net revenue information for fiscal year 2001 and the nine months ended March 31, 2002. This information has been derived from eleven countries or geographic areas comprising approximately 86% of our total net revenue in fiscal year 2001. The countries or geographic areas are the United States, the United Kingdom, Germany, Canada, Japan, the Netherlands, Australia, Spain, Switzerland, Belgium and East Asia. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” for a more detailed description of the procedures we used to derive net revenue for our industry groups.

          Products

      In our Products industry group, we serve companies that are principally involved in the manufacture and distribution of products and related services. We subdivide this industry group into the six industry sectors described below. We share resources, knowledge and experiences among our teams in each of these six industry sectors, allowing us to develop and market solutions to clients in a timely and cost-effective manner. While each of these sectors has unique issues, we believe they share common market challenges including:

•	achieving revenue growth,

•	collaborating with key customers and suppliers to improve supply chain efficiency,

•	understanding customers and their needs,

•	creating and effectively using new Internet-based business operations,

•	retaining employees and reaching out to communities and

•	building internally or outsourcing important functions to support critical operations.

      The following table sets forth industry net revenues and percentage of total industry net revenues for the twelve countries and geographic areas described above and a representative list of clients for the periods indicated for the Products industry group. The clients listed below are some of our largest clients in this industry group, in terms of net revenues, for fiscal year 2001.

Products Industry Group

	Year Ended	Nine Months Ended
	June 30, 2001	March 31, 2002
Industry Net Revenues:	$1,698,665	$1,091,503
Percent of Total Industry Net Revenues:	33%	31%

Examples of Clients in Fiscal Year 2001

Aventis Pharma AG
Bristol-Myers Squibb
Cadbury Schweppes
Compaq Computer
Diageo Plc
General Motors Corporation
The Gillette Company
GlaxoSmithKline plc
Hewlett-Packard Company
J.C. Penney Company
Johnson & Johnson
Nestlé SA
Nike, Inc.
Novartis Pharma AG
Pfizer, Inc.
Raytheon Company
Siemens AG
Tetra Pak International SA
Toyota
Unilever

________________________________________________________________________________

      Pharmaceuticals. In our pharmaceuticals industry sector, we serve pharmaceutical, life science, biotechnology, and healthcare products companies that manufacture products for the prevention and treatment of medical conditions. In fiscal year 2001, we served 13 of the 14 pharmaceutical companies in the 2001 Fortune Global 500. The pharmaceutical industry is a highly regulated and global industry that we believe will face continued consolidation. To effectively compete in this environment, we believe pharmaceutical companies need to achieve two objectives: improve the efficiency and output of their extensive research and development activities and improve their sales and marketing processes. We have developed industry-specific solutions to help our clients achieve these objectives. One example of these solutions is GXPharma, a software program that helps clients manage regulatory compliance throughout the research and development cycle. Another solution, the Clinical Information Exchange, helps clients manage clinical trial data and decision making during this cycle. We also are working with our clients to expand their use of electronic business opportunities and usage of the Internet. For example, in fiscal year 2001, we were engaged by a group of leading pharmaceutical and healthcare products companies to undertake a study called Global Healthcare Exchange, a feasibility study for an industry-wide electronic marketplace.

      Consumer Packaged Goods. In our consumer packaged goods industry sector, we serve a variety of companies including food, beverage and tobacco companies as well as household products, cosmetics and apparel companies. In fiscal year 2001, we served 23 of the 34 consumer packaged goods companies in the 2001 Fortune Global 500. We believe that the consumer packaged goods industry faces low growth, a better informed, more demanding customer and pressure on well-known brands by private label and other distributors. We also believe that this sector is undergoing continued consolidation and globalization, and is facing increased cost pressure from large retailers. We help our clients remain competitive by increasing the efficiency of their operations through implementing technology that allows them to have a global view of their operations and to better collaborate and integrate with their suppliers and customers. For example, Procter & Gamble and we jointly designed, developed and implemented an electronic business solution to facilitate customer communications and use of the Internet for sales and marketing. Our solution included the development of an Internet site that allows existing customers to review and manage their accounts and the consolidation of multiple Procter & Gamble Internet sites to eliminate redundant sales efforts. We also help develop unique solutions to industry challenges. For example, we are a sponsor of the Auto ID effort, which is a new technology based on a radio-frequency computer chip that allows products to be tracked more efficiently.

      Technology Products. In our technology products industry sector, we serve manufacturers of computers, semiconductors, peripherals, such as printers, and networking equipment. In fiscal year 2001, we served 25 of the 30 technology companies in the 2001 Fortune Global 500. We believe that networked and collaborative models for business operations will replace stand-alone business organizations. These are business models that allow companies to have greater integration with suppliers and customers. Other trends in the industry that we believe are occurring include the increasing pace of innovation and simpler communications-based tools replacing many functions of the personal computer. We also see an increasing focus on customer service and customization and development of business-to-business connections. We help our clients recognize new product and customer opportunities, identify important trading members and define new operating models. We also work with companies to develop their electronic business distribution methods, improve their ability to respond to changes in the market and operate using a networking model of business.

      Industrial Products. In our industrial products industry sector, we serve chemical companies, pulp and paper companies and heavy manufacturers. In fiscal year 2001, we served 39 of the 65 industrial products companies in the 2001 Fortune Global 500. We believe that the chemicals industry is facing a low return on capital and supply chain inefficiencies. We also see this sector is undergoing consolidation and globalization. We believe customer demands are increasing, which we believe is forcing companies to focus on the customer rather than the production process. Within the paper industry, we believe companies are facing extreme cost pressures. We have worked with our clients on customer service and retention, improved order management and reduction of working and physical capital investments. For example, currently we are helping a major industrial products company to redesign their main business processes and to implement software solutions produced by SAP AG in their polymers division. The project started in Europe and ultimately is planned to cover the company’s global business. Within the paper industry, we worked with International Paper to redesign their human resources function and also to transform their corporate culture to be able to do business electronically. This project involved developing and implementing Internet-based technologies and supporting business processes.

      Automotive. In our automotive industry sector, we serve vehicle manufacturers, suppliers and dealers. In fiscal year 2001, we served 17 of the 23 motor vehicles and parts companies in the 2001 Fortune Global 500. We believe that the automotive industry is undergoing globalization and consolidation and faces increased competition, resulting in severe cost pressures on our clients. Our client service staff work with our clients to develop and implement solutions focused on:

•	customer service and retention,

•	development of electronic business operations,

•	cost reduction and

•	redeployment of assets and capabilities among different parts of an organization.

For example, between 1998 and 2000 we helped Fiat S.p.A to significantly reduce and control their costs. After collecting and analyzing Fiat’s cost performance across 18 countries and 87 support processes, we established key indicators of Fiat’s performance, researched internal and external industry practices and identified opportunities for cost reduction.

      Retail. In our retail industry sector, we serve a wide spectrum of retailers ranging from convenience stores to destination stores, including supermarkets, specialty premium retailers and large mass-merchandise discounters. In fiscal year 2001, we served 28 of the 67 retailers in the 2001 Fortune Global 500. We believe that the retail industry today faces increasing globalization and consolidation and the challenges associated with multiple, overlapping ways to reach customers. We help retailers integrate and use new technologies and improve their customer service to provide differentiation from their competitors. We are also working with our clients to design and implement electronic market solutions to increase efficiency by serving multiple customers simultaneously. For example, in fiscal year 2001, we helped J.C. Penney implement a software application to manage Internet content. We also designed and implemented a solution to use this application to gather and analyze various information obtained through its Internet site, such as performance information, the number and frequency of use of its Internet site and the effectiveness of the company’s selling and marketing efforts.

     Government and Services

      In our Government and Services industry group, we serve companies and governmental entities that are involved principally in labor and knowledge-intensive services. This industry group includes the four industry sectors described below. We believe these companies and governmental entities face similar strategic, organizational and technological issues, which gives us the opportunity to apply common solutions across the group. Even in countries where regulation is diminishing, many of our clients in this industry group continue to rely on government-backed financing or subsidies.

      The following table sets forth industry net revenues and percentage of total industry net revenues for the twelve countries and geographic areas described above and a representative list of clients for the periods indicated for the Government and Services industry group. The clients listed below are some of our largest clients in this industry group, in terms of net revenues, for fiscal year 2001.

Government and Services Industry Group

	Year Ended	Nine Months Ended
	June 30, 2001	March 31, 2002
Industry Net Revenues (in thousands):	$1,097,742	$875,357
Percent of Total Industry Net Revenues:	21%	25%

Examples of Clients in Fiscal Year 2001

American Airlines
British Airways Plc
Canadian Pacific Railways
Consignia Plc
Delta Air Lines Inc.
Department for Work and Pensions (UK)
Deutsche Lufthansa AG
Deutsche Post AG
FedEx Corporation
Government of Ontario

Home Office (UK)
Japan Airlines
Preussag AG
TPG (TNT) Post Group N.V.
UK Ministry of Defence
U.S. Department of Defense
U.S. Navy
U.S. Postal Service
United Airlines
United Parcel Service
________________________________________________________________________________

      Government. In our government industry sector, we serve a variety of government organizations, including national governments and international agencies as well as local municipalities. In fiscal year 2001, we served governments in many countries, including the United States, Canada, Australia and all members of the European Union. We believe that the government sector is facing new and more complex problems while the number of governmental employees is shrinking. We believe citizens are demanding more efficient, more convenient and more accountable public services. We help our clients to meet these challenges by working with them to change processes, reallocate spending and upgrade technology to create an increasingly electronic environment. We also work with these organizations to outsource functions that are not critical to government operations. For example, we are currently working with the United Kingdom Department for Work and Pensions to build a new multi-channel customer-focused organization that will serve the needs of all United Kingdom pensioners. Multi-channel refers to the multiple ways an organization can communicate or interact with its clients or customers.

      Defense. In our defense industry sector, we serve departments and ministries of defense. We believe that one of the key challenges facing defense organizations is to improve operational efficiency. To help our clients, we develop solutions that focus on improving efficiency and simplifying infrastructure. We also work with defense organizations to improve their war-fighting, logistics and business processes. Our solutions include developing innovative solutions for the sharing of information and integrating geographically diverse operations. For example, beginning in 1999 and continuing through this year we have worked closely with the United States Navy Commander in Chief, Pacific Fleet, a command responsible for approximately 240,000 people, 200 ships and 1,400 aircraft from the West Coast of the United States to the Persian Gulf. We helped the command to redesign its organizational processes by developing Internet-based tools to improve the efficiency of its operations and to enhance its communication systems.

      Aviation. In our aviation industry sector, we serve airlines, airports and other aviation industry companies. In fiscal year 2001, we served seven of the nine airlines listed in the 2001 Fortune Global 500. We believe that the airline industry faces increasing pressure to reduce costs, enhance customer satisfaction and improve security. We also believe that airline companies require the highest quality systems integration solutions because of their need for real time information and processing efficiency. In addition to systems integration solutions, we assist airlines around the world with improving their business processes in administrative, maintenance, repair and operational areas. We also are offering electronic services and solutions in the areas of operations strategy, implementation and customer service. We are one of the industry’s key implementers of integrated enterprise resource planning solutions, having implemented these solutions in one-third of the 2001 Fortune Global 500 airlines. In addition, we currently are working closely with the new Transportation Security Administration in the United States, including through several of our strategic alliance relationships. We have developed design and program concepts for improving airline and airport security that we are applying in our initial work.

      Post and Surface Transport. In our post and surface transport industry sector, we serve post or mail, railroad and sea-based transportation companies and organizations. We also serve logistics service providers, such as warehousing and distribution organizations. We believe that these industries are benefiting from the speed and efficiency provided by electronic business. We also believe, however, that the use of electronic business makes the successful fulfillment of customer orders more difficult. Our client service staff are providing our clients with solutions that improve fulfillment accuracy, reduce costs of fulfillment and simplify and increase the efficiency of the connection between order taking and fulfillment. We also work with companies to develop better international logistical support. For example, in 2002, we are helping the United States Postal Service develop a strategy for the realignment of its international service centers and its global transportation links. We have also assisted the United States Postal Service in developing its overall logistics strategy as well as redefining the processes and technologies necessary to implement this strategy.

     Financial Services

      In our Financial Services industry group, we serve companies in the banking, insurance, capital markets and investment management industries. In fiscal year 2001, we served 75 of the 116 financial services companies in the 2001 Fortune Global 500. While each of these industry sectors has unique issues, we believe they share common challenges, including economic pressures from increased competition and an evolving regulatory environment. Other common themes for this industry in our experience include managing customer relationships, managing credit risk and write-offs and streamlining core business processes as well as complying with increasing regulatory requirements. We share resources and learning within this group, allowing us to develop and market solutions to clients in a timely and cost-effective manner. Many of our clients are active in more than one industry sector, and we work closely as one team to apply individual skills to meet client needs.

      The following table sets forth industry net revenues and percentage of total industry net revenues for the twelve countries and geographic areas described above and a representative list of clients for the periods indicated for the Financial Services industry group. The clients listed below are some of our largest clients in this industry group, in terms of net revenues, for fiscal year 2001.

Financial Services Industry Group

	Year Ended	Nine Months Ended
	June 30, 2001	March 31, 2002
Industry Net Revenues (in thousands):	$884,846	$488,340
Percent of Total Industry Net Revenues:	17%	14%

Examples of Clients in Fiscal Year 2001

ABN AMRO
Aetna, Inc.
Allianz AG
American Express Company
Aviva (formerly CGNU)
AXA
Bank of Montreal Group of Companies
Barclays Bank Plc
Citigroup, Inc.
Credit Suisse Group
Deutsche Bank AG
FleetBoston Financial
J.P. Morgan Chase
Lloyds TSB
Prudential Financial Company
Société Géneral
Swiss Re
UBS AG
Wells Fargo Bank
Zurich Financial Services
________________________________________________________________________________

      Banking. In our banking industry sector, we serve commercial and savings banks, diversified financial institutions and other lending organizations. We believe that the rapid growth of banking-related electronic commerce, the convergence, or coming together of, the financial services industries and the deregulation of the banking industry make it possible for new entrants to effectively compete with more mature companies. To compete effectively in this new market, we believe that banks must effectively sell a wide range of products through multiple points of customer contact, including telephone banking, Internet banking and mobile services as well as card services, automated teller machines and traditional branches. Our practice focuses on helping banks to use new technologies to optimize the relationships with their customers, improve shareholder value and enhance banking operations and infrastructure management. For example, in 2001, we assisted FleetBoston in a variety of important projects and efforts, including the implementation of its customer relationship management strategy in several significant areas within the bank. FleetBoston has chosen Siebel-eFinance as its primary systems solution to manage its customer relationships. Working closely with us, FleetBoston customized Siebel-eFinance applications and integrated them into their systems, improving access to customer data and enhancing customer service and sales and marketing abilities.

      Capital Markets. In our capital markets industry sector, we serve both established and emerging capital market organizations, including global investment banks. We believe that the capital markets industry is characterized by consolidation, cross-border trading and the need for more efficient transaction processing. We also are seeing an evolving regulatory and accounting environment. We are working with several clients to implement the concept of straight-through processing to implement one-day clearing of capital markets transactions which would represent a major step forward in the speed and accuracy of capital markets transaction processing. We also help clients modernize and simplify their operations and financial reporting processes. For example, we are currently working with a client in the redesign of its financial reporting systems, helping them with their electronic procurement initiatives and reviewing the systems implications of the client’s adoption of United States generally accepted accounting principles as its primary basis of reporting.

      Insurance. In our insurance industry sector, we serve life insurance companies, property and casualty and health insurance companies, reinsurance companies and insurance brokerages. We believe industry consolidation, new technology and reduced regulatory barriers as well as an increased focus on risk management are the key industry challenges and opportunities. We believe the insurance industry also faces critical challenges as companies introduce more points of customer contact and move more services online.

Clients recognize that online services will make it possible to deliver a faster and simpler customer experience at a significantly lower cost, but the industry remains constrained by its existing infrastructure limitations. We work with clients to determine their competitive strategies and to align and implement new processes and technologies. For example, in October 2001, we successfully implemented a custom-developed medical underwriting application for a leading insurance company. The application replaced an existing paper-based system, which improved processing speed and efficiency and reduced costs. The program was delivered successfully in an eight month time period to support peak processing during annual enrollments. Key objectives of the application have already been exceeded, including achieving automated decision making for a significant percentage of applications and providing an underwriting rule base that is maintained and added to by business analysts.

      Investment Management. In our investment management industry sector, we serve investment and wealth management organizations. Despite a slower than expected start, we believe that consumer demand for Internet-based financial planning services will rise. To compete with banks and to attract and retain customers, investment managers will need to transform their organizations into consumer-oriented companies powered by technology. We also perform surveys and market analysis of the wealth management and private banking industries. We help our clients define their strategy and develop and implement technology. We also provide merger integration advisory services. We believe our practice helps our clients improve internal management systems by integrating existing technology with new systems and linking them to their customers.

     Information, Communications and Entertainment

      In our Information, Communications and Entertainment industry group, we serve companies in the telecommunications, entertainment and media and hospitality and leisure industry sectors. Many of our clients have businesses in more than one of these industry sectors, which we believe have several common challenges and opportunities, including:

•	maximizing revenues by selling multiple products and services to the same customer,

•	attracting and retaining customers in an increasingly competitive marketplace,

•	exploiting the combination of content, distribution and consumer devices,

•	capitalizing on increasing consumer acceptance of wireless communications and mobile devices and services,

•	reducing operating costs and

•	creating an efficient, common infrastructure to integrate diverse operations.

By covering these industry sectors in one industry group, we are able to better understand these common issues by sharing resources, learning and solutions among these sectors across the world, while also addressing the unique needs and challenges of each sector.

      The following table sets forth industry net revenues and percentage of total industry net revenues for the twelve countries and geographic areas described above and a representative list of clients for the periods indicated for the Information, Communications and Entertainment industry group. The clients listed below are some of our largest clients in this industry group, in terms of net revenues, for fiscal year 2001.

Information, Communications and Entertainment Industry Group

	Year Ended	Nine Months Ended
	June 30, 2001	March 31, 2002
Industry Net Revenues (in thousands):	$691,990	$447,246
Percent of Total Industry Net Revenues:	14%	13%

Examples of Clients in Fiscal Year 2001

AOL Time Warner
AT&T
Bertelsmann Music Group
Bell Canada
Bell South Corporation
Cable & Wireless Plc
Deutsche Telekom AG
France Telecom
Genuity, Inc.
KPN
NTT DoCoMo, Inc.
Sodexho Inc.
Sony
Sprint Corporation
Telefonica S.A.
Telstra S.A.
Verizon
Vodafone Group Plc
The Walt Disney Company
WorldCom, Inc.
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      Communications. In our communications industry sector, we serve the following types of companies:

•	traditional long distance and local telephone companies,

•	cable and satellite operators,

•	wireless communications providers,

•	providers of fiber-optic and other cable facilities, with high-bandwidth or transmission capacity,

•	Internet service providers and

•	other communication service providers, such as call centers, which are centers which typically manage an organization’s interactions with customers through the telephone and, increasingly, using other mediums of communication such as electronic mail.

In fiscal year 2001, we served 20 of the 27 communications companies in the 2001 Fortune Global 500. We believe that communications companies face opportunities and challenges brought on by new technologies and changing regulation as well as new business models and rapidly changing customer requirements. The accessibility, flexibility and convenience of wireless devices is an example of how technology continues to change the communications industry. We also believe that consumers are demanding increased bundling of services and content. As a result, in our experience, enhanced customer relationship and content management capabilities have become key sources of competitive advantage for leading communications companies. To help our clients manage these challenges, our services often involve the implementation of our customer relationship management services, including our CRM Accel solution set. We also help our clients handle complex infrastructure requirements through offerings such as our New World Networks solution set. These solution sets are described below.

      Entertainment and Media. In our entertainment and media industry sector, we serve film, television, radio and publishing companies. We also serve games, live entertainment and advertising companies. In fiscal year 2001, we served seven of the nine entertainment and media companies in the 2001 Fortune Global 500. We believe that the delivery of entertainment and media over the Internet and digital production, distribution and presentation of content will continue to drive how these companies create and offer their services. Electronic delivery also will greatly increase the threat of the unauthorized duplication and distribution of content. Our practice is focused on effective and efficient operation of the core and traditional entertainment and media business segments, particularly in response to continuing merger and consolidation activity. We also help clients assess and prepare for the impact that new technologies will have on the way their customers obtain and enjoy content. In addition, we have service offerings, such as our digital rights management solution, that help our clients protect their content.

      Hospitality and Leisure. In our hospitality and leisure industry sector, we serve clients that operate hotels, theme parks, gaming facilities and cruise lines. We also serve food and beverage service providers, rental car companies and sports and leisure businesses. Our work in hospitality and leisure focuses on a few major themes, including enhancing guest and customer relations, strengthening business relationships and improving employee relationships. We also assist our clients in their efforts to improve the overall customer experience, which we believe is a goal shared by all of our clients in this industry sector. The solutions we are most often asked to provide include customer relationship management, supply chain management and the implementation of online information-sharing networks. For example, we have helped our clients implement new business-to-enterprise communication networks that allow employees to stay better informed, resulting in better communication with customers. We also have helped clients improve the productivity of their procurement organizations by consolidating purchasing activities across their businesses to reduce costs.

          Energy and Utilities

      In our Energy and Utilities industry group, we serve companies in the oil and gas, utilities and mining industry sectors. We believe that businesses in these industry sectors that are involved in exploration and extraction of resources share a number of common challenges, including management of capital intensive operations and volatile commodity prices. Companies involved in the delivery of the products and services of these industry sectors we believe also share common challenges, including complex supply chain and customer management concerns.

      The following table sets forth industry net revenues and percentage of total industry net revenues for the twelve countries and geographic areas described above and a representative list of clients for the periods indicated for the Energy and Utilities industry group. The clients listed below are some of our largest clients in this industry group, in terms of net revenues, for fiscal year 2001.

Energy and Utilities Industry Group

	Year Ended	Nine Months Ended
	June 30, 2001	March 31, 2002
Industry Net Revenues (in thousands):	$641,473	$505,283
Percent of Total Industry Net Revenues:	13%	15%

Examples of Clients in Fiscal Year 2001

Amerada Hess Corporation
American Electric Power
BP Group
Centrica Plc
CEPSA
ChevronTexaco
Duke Energy
Endesa
E.ON Energie AG
ExxonMobil
LUKOIL Overseas
Marathon Oil
OAO “Gazprom”
RAG Aktiengesellschaft
Reliant Energy
Repsol YPF
Royal Dutch/Shell Group
RWE AG
Southern Company
Statoil ASA
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      Oil and Gas. In our oil and gas industry sector, we serve petroleum exploration, refining and distribution companies and petrochemical businesses. In fiscal year 2001, we served 20 of the 37 petroleum companies in the 2001 Fortune Global 500. We believe that consolidation in this industry and the price volatility of oil are forcing companies to manage their cost structures more effectively, which includes the outsourcing of operations that are not core to their businesses. The principal services we provide in this industry include implementing financial management systems, improving supply chains and increasing outsourcing. They also include integrating electronic management systems and electronic markets into traditional business models. For example, working with SAP AG, we have developed SAP PRA, a production and revenues accounting component for use in SAP’s enterprise resource planning software. This application is now a major component of the mySAP Oil & Gas software solution. This software enables our clients to manage the entire production and revenues process. We have successfully implemented this software at both Texaco and Marathon Oil and are currently implementing the solution at ChevronTexaco and BP Exploration and Productions’ operations in the United States, excluding Hawaii and Alaska, for which we are also the finance and accounting business process outsourcing provider.

      Utilities. In our utilities industry sector, we serve electric, gas and water utility companies. In fiscal year 2001, we served 18 of the 28 utilities companies in the 2001 Fortune Global 500. We believe that this industry is characterized by deregulation, globalization and convergence, or the coming together of previously separate industries or industry segments. To help clients succeed in this environment, we have developed a business process architecture map, called The Utilities Jigsaw, which describes the evolution of utility company business processes due to deregulation. Our solutions in this industry sector focus on improving our clients’ supply chains and integrating their information systems throughout their operations. For example, we helped design and implement opciona.com, the leading utility sector business-to-business electronic market in Spain and Latin America. Opciona has already enabled a large Spanish utility company to benefit from lower equipment costs and reduced transaction costs for purchasing.

      Mining. In our mining industry sector, we serve mining companies in the world’s key mining regions. In fiscal year 2001, we served two of the three metals and mining companies in the 2001 Fortune Global 500. We believe that the mining industry is characterized by increased consolidation and volatile commodity prices. To succeed in this environment, we believe that companies must decrease costs by improving their asset management and procurement processes and integrating cross-border operations. We work with mining clients on a variety of projects, including mine planning and modeling, operational effectiveness and physical asset management. For example, in a recent engagement we helped redesign operations at a client’s coal mine that resulted in a substantial reduction in unit costs and staff levels while maintaining mine output.

          Solution Areas

      We also approach our business by grouping our services into seven services areas, which we refer to as solution areas. We group our solution areas into the following three broad categories:

•	develop, which is developing business, technology and change strategies for our clients,

•	deliver, which is designing and implementing technology-based business processes and solutions, and

•	operate, which is our application management and business process outsourcing offering which we intend to grow as one of our growth strategies.

      The chart set forth below illustrates how we view our solution area offerings to clients.

      Our accounting systems do not track our revenues by solution area.

          Strategic Change

      In our Strategic Change solution area, we help our clients understand trends and other forces affecting their industries and help design and implement strategies to better differentiate our clients in their marketplaces. Our Strategic Change practice is an important component of our integrated approach to serving clients. Our Strategic Change client service staff work closely with our functional and technical implementation solution areas to design achievable implementation plans for our proposed strategies. Within Strategic Change, we divide our services into the three separate service offerings described below.

•	Corporate and Operations Strategy. We focus in this service offering on questions such as where to compete, including analyzing which products to sell and in which markets and for which customers to compete. We also analyze how to compete, including identifying a company’s core strengths and competitive advantages. In addition, we help our clients develop the business models necessary to integrate their corporate strategies into their operations to enhance shareholder value.

•	Organization and Change Strategy. We support our clients with organizational recommendations that help them match their culture, people, structures, processes and information technology with their corporate and operations strategy. Our recommendations often involve large-scale organizational changes. Our services also include change management and leadership coaching.

•	Information Technology Strategy. We help our clients design and plan information technology architectures, or plans, to support their corporate strategies and to gain competitive advantage. We also create information technology transition programs that help our clients realize the full potential of their information technology investments.

          Customer Relationship Management

      In our Customer Relationship Management solution area, we help our clients strengthen their customer relationships by responding to customer needs while reducing operational cost. We provide a range of customer relationship management services globally, but our projects usually involve one or more of the elements described below.

•	Vision. We help our clients look at the way they interact with their customers and help them understand their existing customer-related capabilities and limitations. We use this process to help our clients frame a vision for the future of their customer relationships. In the process of creating a customer relationship management vision, we also identify how other businesses and organizations interact with customers, looking for processes that are the best in the marketplace. We then work with our clients to develop integrated plans to transform current operations to meet the goals that we develop with our clients.

•	Multi-channel. We help our clients design and apply integrated technology solutions to assist them in serving their customers through the variety of ways, or channels, in which they interact with their customers. This includes product and service campaign management, computer-automated marketing management and call center operations. Our newly launched CRM Accel solution set, described below, helps us serve our clients by integrating traditional and new communication tools to efficiently and effectively target customers and customer needs.

•	Analytics. We help our clients better understand their customers and their habits, needs and history. Working with our clients, we build insight into potential and existing customers from the various data sources they have available. We then use these insights to help our clients develop customized campaigns, products and services to improve their customer relationships.

An example of a recent engagement is our work at American Airlines’ customer call center. We helped American Airlines redesign their call center processes to enable customers to obtain information more quickly. As a result of our work, American Airlines has substantially reduced its average customer call time, which is resulting in significant cost savings.

          Financial Management

      In our Financial Management solution area, we help our clients design and implement business process and technology solutions for their finance and accounting functions. We work closely with SAP, Oracle and PeopleSoft as well as other technology vendors to serve the core systems needs of our clients in this area. Our service offerings help clients address the changing role of finance and better manage capital and profits. We also help them increase the visibility of financial information and maximize the benefits of technology. We currently are focusing on three key issues facing our clients, as described below.

•	Financial Management Strategy. We believe that the internal finance function is evolving to a smaller and virtual organization capable of supporting new initiatives without compromising its traditional guardianship role. Our solutions include advising clients concerning finance strategy, realizing the benefits from process automation and profit improvement. They also include organizational design, training, modeling and measurement.

•	Continued Automation of Financial Processes. We believe that financial technologies and an understanding of the best practices within an industry and marketplace are becoming increasingly interwoven and are helping to accelerate the evolution of the finance function toward a virtual organization. Our finance technology solutions help clients manage their applications and infrastructure to reduce costs and increase value for our clients. These solutions include core enterprise resource planning financial systems, systems integration and process engineering. They also include shared services design and implementation, outsourcing strategy, merger integration and technology selection and implementation.

•	Effectively Managing Information. We believe that managing information effectively is becoming a necessary competency of the finance function. In our experience, the finance function brings a unique perspective to informing and enabling intelligent business decisions. Its traditional roles in measuring and controlling internal performance, measuring customer profitability and performing competitive analysis as well as new roles such as measuring the performance of collaborative business networks provide the finance function with an important role in understanding and using information.

We are continually developing solutions to improve our clients’ financial management capabilities. For example, our iAnalytics solution set, described below, is designed to allow senior management to set strategy and deploy appropriate process and technology to implement key performance measures throughout the entire organization.

          Human Capital

      In our Human Capital solution area, we help our clients with the full lifecycle of people management. We design human capital strategies, manage workforce knowledge and seek to improve employee productivity through the application of appropriate tools and technologies. We believe that attracting, developing and retaining talented employees is essential to the success of nearly all of our clients. We provide services in this solution area in a wide range of areas, including the ones described below.

•	Human Resources Process Improvement. We help our clients develop their human capital strategy, focusing on developing and deploying various human resources processes and technologies to meet their business needs. Clients also seek our advice on developing electronic-based human resources processes, moving to shared service centers or outsourcing their human resources processes, people and technologies to a third party, or a combination of all three.

•	Learning. We assist our clients in designing appropriate learning strategies. We also help create and deliver both traditional classroom training and, working with our alliance members, Internet based training. We work with our clients to operate their Internet learning environment in a cost effective manner.

•	Business-to-Employee. We work with our clients to integrate strategy, process and technology to allow them to connect easily through the Internet with their employees. Our service offering in this area enables employees to communicate, conduct and attend training and manage key self-service functions such as benefits administration.

•	Human Resources Technology. Working with our strategic alliance members such as Oracle, PeopleSoft and SAP, we assist our clients with designing, building and implementing human resources systems. These systems often extend beyond human resources administration and payroll and include systems to enhance recruitment, competency and performance management and succession planning. They also enable our clients to perform these functions over the Internet.

We work to provide our clients with appropriate advice on how to maintain and enhance their human capital. For example, we conduct frequent marketplace surveys to help ensure that we have up to date information on which our clients can compare their human resources operations to the human resources operations of their competitors.

          Supply Chain and Operations

      In our Supply Chain and Operations solution area, we help our clients improve profitability by making their supply chain, which includes both the internal movement of inventory and the movement of goods to and from suppliers and customers, more effective through process improvement and the use of advanced technologies. Our solutions help streamline new product development and planning, make procurement more efficient and strengthen customer and supplier relationships. Our comprehensive supply chain services cover the areas described below.

•	Supply Chain Strategy. We help our clients understand their existing supply chain by analyzing current processes and infrastructure. We also help design a supply chain strategy by looking at the practices of other companies and determining which processes would be advantageous for our clients.

•	Integrated Supply Chain Planning. We help our clients adjust manufacturing to meet fluctuating demand through improvement of business processes and application of technology. We also help our clients collaborate, increasingly through electronic networks, with suppliers and customers.

•	Integrated Supply Chain Enterprise Resource Planning. Through design and implementation of integrated technologies from technology providers such as Oracle, PeopleSoft and SAP, we help clients respond to rapidly changing conditions through efficient access to and exchange of information.

•	Product Lifecycle Management. We provide process and technology solutions that integrate and simplify new product design, manufacture and delivery processes.

•	Procurement. We help our clients develop capabilities to electronically collaborate with suppliers for efficient supply procurement and inventory management.

•	Logistics and Distribution. We use technology solutions to help our clients improve efficiency through the integration of warehouse and transportation management processes.

Many of our services involve the use of Internet-based technologies. For example, we have helped deploy technologies to allow for electronic fulfillment of customer orders, electronic procurement and collaborative forecasting between purchasers and suppliers in several major client organizations.

          Information Technology

      Our Information Technology solution area represents our core resource for the design and implementation of complex information technology projects. Our client service staff are responsible for all phases of technology implementation, from strategic planning and design to implementation and testing. Within this solution area, we provide our clients with expertise in a wide range of areas, including the areas described below.

•	Systems Integration. We provide our clients with expertise in enabling hardware, operating systems and software, including software from multiple vendors, to function as an integrated solution. We also have expertise in the design and development of application systems with a focus on Internet-based and other leading technology platforms. In addition, we work on complex testing and configuration engagements, often in connection with other solution areas.

•	Data Warehousing and Data Mining. In our data warehousing and data mining service offering, we focus on helping our clients find information in multiple computer databases and files and bringing the information to the user as well as helping our clients organize information for easy future use. For example, our iAnalytics solution set, described below, utilizes data warehousing and data mining technologies to find information that may be buried in multiple computer systems.

•	Informational Technology Business Management. We help our clients manage their internal information technology departments and processes, often consulting with chief information officers and chief technology officers. Our goal is to help our clients effectively manage their procedures and tools to maximize the efficiency and functionality of their information technology departments.

•	Program Management. Our program management specialists are experts in managing the complex processes of technology implementation. For example, we provide clients with experienced project and program management resources to organize and manage the implementation of major technology programs.

Our engagements involving Information Technology solutions, particularly our systems integration and data warehousing projects, usually involve large-scale strategic planning and development followed by global or national implementations. We maintain and renew the expertise of our technology client service staff by focusing on the fundamentals of methods, tools and training. The fundamentals also include knowledge sharing and hands on experience as new technologies emerge.

          Application Management and Business Process Management

      We currently provide a limited amount of outsourcing services for our clients. Historically, these services, in terms of revenues, have not been as large as our other solution areas. We plan to grow both our application management and business process management services in the near future to complement our strategy and implementation strengths. Our goal is to provide these services in conjunction with our other solutions so that we provide a complete set of integrated services and solutions to our clients, allowing us to manage the entire lifecycle of a business function or application.

•	Application Management Services. In our application management practice, we perform ongoing maintenance and development services for important software applications, such as enterprise resource planning systems, which control functions such as financial reporting and human resources. Although we currently provide a limited amount of these services, we plan to expand these services considerably.

•	Business Process Management Services. Business process management services, which are services in which entire processes, like accounting and financial reporting systems, are administered and operated by a service provider, have not historically been part of the management consulting and technology services businesses which are being transferred to us as part of our separation from the PricewaterhouseCoopers network of firms. Following the closing of this offering, we plan to build our business process management services business to complement our strategy and implementation strengths. When we enter into business process management services contracts with a client, we or one of our affiliates usually hire a portion of the staff previously employed by the client to help perform the business process that we will operate for the client. As part of our separation, the PricewaterhouseCoopers firms are transferring a portion of their business process management services businesses to us, which we will use as a platform to build this solution offering. The portion of their businesses being transferred to us is a group of contracts, which we believe are consistent with our strategy to grow our outsourcing services in industries and solution areas where we believe we have competitive strengths. Although the PricewaterhouseCoopers firms will be able to compete with us in various agreed upon manners, we do not believe that the continued operation by the PricewaterhouseCoopers firms of their business process management services businesses will have a negative impact on our business process management services business.

      To complement our application management and business process management services, we will continue to offer infrastructure management services to our clients, which are services in which large-scale, capital-intensive technology systems are owned or operated by third party technology service providers, primarily through our strategic alliance relationships with EDS, Intel Online Services and other information technology outsourcing companies. Following this offering, we will continue to rely on our existing strategic relationships, and on new strategic relationships we may enter into following this offering, to provide these services to clients.

      Although we have been providing application management and business process management services since 1991 and 1995, respectively, we have limited experience in providing these types of outsourcing services on the scale and in the industries and solution areas contemplated by our growth strategy. We are in the process of building the organization we need to expand this solution area. We need to hire new client service staff with skills and capabilities that are different than those of our consulting partners and other consulting client service staff. We also need to create new methodologies to support this service offering.

      We believe that our client base of many Fortune Global 500 companies, which we expect to be the companies more likely to seek outsourcing services, may help us market our services because of our existing relationships. We intend to focus on areas of application management and business process management services, such as financial management services, in which we believe our core expertise in business processes may give us a competitive advantage. We also believe that our strong strategic alliances with leading software companies will help us build this solution area.

Alliances

      We have many alliances, which are relationships with technology companies and companies in other fields that extend our capabilities and service offerings. We categorize our alliances based on the importance of the alliance to our business and our clients. Our most important alliances are our strategic alliances, to which we devote considerable resources, such as marketing, trained client service staff and infrastructure support. We also have a number of important relationships that we refer to as our managed alliances. These alliances produce technologies that complement our knowledge and skills to build value-adding solution offerings for our clients. Most of our alliance relationships are applicable to multiple industry groups, although some of our alliances relate to a specific solution area or industry segment. Our alliances are not exclusive.

      We currently have strategic alliances with seven companies. We devote significant resources to these strategic alliances. For example, as of March 2002, we had more than 12,000 client service staff trained and experienced in implementing one or more applications or technologies developed by Oracle, PeopleSoft, SAP and Siebel. Our strategic alliances also provide us with important leads regarding new projects and engagements. In addition, we work with these companies to develop new solutions and services.

      Our alliances generally include one or more of the following cooperative elements or agreements:

•	resale arrangements, in which technology vendors provide us with the ability to offer discounts to our clients on hardware and software,

•	development arrangements, in which we agree to jointly develop new capabilities for existing products or services,

•	joint marketing arrangements,

•	access to demonstration software licenses, which allow us to use software from our vendors as part of our development and marketing activities,

•	access to or discounts on training programs and

•	arrangements to dedicate client service staff and other resources to building the alliance relationship.

      Although we have entered into agreements with most of the companies with which we have strategic alliances, many aspects of our relationships with these companies are not subject to written agreements. These written agreements generally have short terms, usually no more than two years, and can be extended in most cases. Most of these agreements also can be terminated with or without cause upon short notice. While we believe our alliance relationships are an important part of our strategy to offer comprehensive solutions to our clients, our alliance agreements generally do not require us or the other parties to provide any specified number of referrals or achieve any particular level of revenues. In addition, our decision on which alliance member to work with on a particular engagement is often more heavily influenced by the needs of the specific client or the nature of our relationship with the client than the existence of our alliance relationship. Furthermore, these agreements are not required in order for us to implement or deploy the software or hardware of the companies with which we have alliances.

      The following tables set forth a description of our strategic and managed alliance relationships.

          Strategic Alliances

Company	Alliance Description

EDS	We work with EDS to offer clients enterprise-wide solutions. The alliance is mainly focused around SAP outsourcing opportunities.

Hewlett-Packard	We work with Hewlett-Packard both as a reseller of their equipment and through our strategic relationship to provide supply chain collaboration and other solutions. The alliance uses Hewlett-Packard’s infrastructure and platform strengths and our system integration and business consulting services.

Company	Alliance Description

Oracle	We work with Oracle to provide enterprise solutions to transform our clients’ businesses. These solutions span the entire enterprise, including customer relationship management, supply chain management and online network, or portal, solutions.

PeopleSoft	We work with PeopleSoft to help our clients create human resources, financial management, customer relationship management and supply chain solutions on various platforms, including through the Internet.

SAP	We work with SAP to provide solutions that help companies collaborate electronically with customers, suppliers, employees and shareholders. These systems are delivered to enable companies to win new business, improve responsiveness, lower costs and manage their business more effectively.

Siebel Systems	We work with Siebel Systems to deliver customer relationship management and employee relationship management technologies that help our clients interact effectively with their customers, partners and employees across multiple points of contact including the Internet, call centers and personal contact. These multiple contact points also include wireless communication, retail contact and dealer contact.

Sun Microsystems	We work with Sun Microsystems globally across many industries as a reseller of their technology and to help our clients develop solutions, such as customer relationship management, addressing critical business functions.

          Managed Alliances

Company	Alliance Description

BEA Systems	We work with BEA Systems to deliver a broad array of application integration services for our clients focusing on customer relationship management, supply chain and operations, human capital and financial management solutions.

Cognos	We work with Cognos to help our clients implement analytics-based solutions that allow our clients to maximize and streamline their decision-making processes, as well as to monitor their key measures of business performance.

Documentum	We work with Documentum to deliver enterprise-wide content management solutions to our clients. In addition, we have developed tailored solutions with Documentum to deliver content management functionality to meet the complex requirements of the pharmaceuticals industry sector.

Epicentric	We work with Epicentric to implement and manage portal, or online network, initiatives that provide access to business information and applications, allowing an enterprise to interact with employees, customers and suppliers in new and more effective ways.

i2 Technologies	We work with i2 Technologies across their entire product suite to build value-based business systems to improve our clients’ supply chain and customer service effectiveness. We also have built a number of online public and private trade exchanges based on i2 Technologies software.

Informatica	We work with Informatica to help our clients achieve a complete view of their business and to gain insight that is critical for maximizing business efficiency, performance and profitability.

Company	Alliance Description

Intel Online Services	We work with Intel Online Services primarily to provide web hosting and information technology outsourcing services to our clients. We also work with Intel Online Services to assist our clients with the fundamental processing infrastructure requirements needed to support their information technology requirements across their entire enterprise.

Manugistics	We work with Manugistics to deliver innovative supply chain planning and transportation management solutions to our clients.

Microsoft	We work with Microsoft on a variety of levels worldwide to deliver efficient business systems to our clients.

Solution Sets

      A key component of our continuous innovation strategy is our solution set program. This formal program involves identification of key technology and business trends and anticipating the challenges and opportunities they create for our clients. We create specialized combinations of business strategy, process change and technology to address these challenges and opportunities. We refer to these combinations as our Solution Sets. We believe that our Solution Sets provide us with a quick and cost-effective means to develop reusable solutions for our clients that we believe are advanced and focused on the most important issues facing our clients.

      This formalized innovation process involves an ongoing process of looking at our external markets and client organizations to find new opportunities. It also involves allocating resources to each solution set. Each of our solution sets is in a different stage of development, with some being marketed actively to clients and others continuing to be developed and refined internally or at a limited number of clients. Costs related to solution set research and development activities are expensed as incurred. Once a solution set is ready to be deployed on a larger scale, we migrate the solution to one of our seven solution areas and it becomes a standard offering.

      During the past year, we invested in a number of solution sets which we believe are, and will continue to be, important to the success of many of our clients. These solution sets are described below.

•	Business-to-Enterprise. Our Business-to-Enterprise solution set helps companies improve internal employee communication and the flow of information. The core of our Business-to-Enterprise solution set is the implementation of a company-wide online network, or portal, through which employees perform selected business processes. Some businesses and organizations have implemented business-to-enterprise portals to serve as the primary means of communication among employees. Other companies are using business-to-enterprise portals as the way to manage routine business tasks, such as time reporting by employees.

•	Collaborative Value Chain. Our clients are consistently seeking ways to better collaborate with their suppliers, customers and other trading partners. Through our alliance with Hewlett-Packard, we have developed a set of process and technology solutions to allow our clients to quickly make improvements in this area. Our Collaborative Value Chain solutions set includes process and technology architecture for design and development of public and private online commerce centers and trade exchanges.

•	CRM Accel. Our clients are seeking to better manage and exploit the multiple ways, or channels, of connecting with customers. The CRM Accel solution set helps a client manage the various ways in which it connects with its customers. The increasingly broad use of new communication tools such as electronic mail, interactive television and Internet access challenges our clients to monitor and respond appropriately to customer needs, regardless of the means of communication. Our CRM Accel solution set helps our clients understand how to integrate these new communication tools with more traditional means of communication. We believe the technology behind this solution set is particularly important for those clients who need to deploy a standard set of communication management processes and technology solutions with broad marketplace acceptance.

•	iAnalytics. We use the term iAnalytics to describe the information, methods and technologies needed to solve complex business problems. Our iAnalytics solution set provides our clients with the tools necessary to collect, combine, manage and distribute important information within a business. For example, this solution set permits a business to link corporate strategy with performance measures and distribute these measures throughout the organization.

•	Integrated Technologies. Our Integrated Technologies solutions set is a combination of several of our key infrastructure development skills which are often used in our other Solutions Sets and service offerings. These skills include the following:

•	identifying emerging technologies and the impact they will have on existing businesses,

•	integrating technology from multiple providers, particularly technology that was never designed to work together,

•	improving the performance of existing information technology assets, including intangible assets, like people and processes, and tangible assets, such as hardware and software, and

•	providing hardware and software procurement services.

Normally, we provide these services as part of our broader set of client services. Taken together, however, these services also form our Integrated Technologies solution set.

•	New World Networks. Our New World Networks solution set is an integrated set of customer management technology components for companies that provide communication, data handling and online services over the Internet. This solution set combines technology from a variety of commercial off-the-shelf products, including software from Siebel, Vitria and Syndesis, to form an integrated suite of services for our clients, including service connection, order management, billing and customer care management. By offering integrated functions based on commercial off-the-shelf solutions, we believe this solution set provides our client with a reliable and cost-effective way to build customer loyalty and brand-awareness. We have implemented this solution set at over 160 clients.

•	Transformation. Our Transformation solution set helps companies and organizations evolve from integrated business models to a portfolio of business operations. Each operating entity is designed to maximize use of external business alliances. The application of this solution set begins with a highly analytical financial review of a client’s business and then sets a new value enhancing vision and operating model, establishes a change blue print and guides the client through the steps required for a successful implementation.

Business Development and Marketing

          Sales Process

      Our partners promote our solutions and expertise in the marketplace primarily through direct contact with existing and potential clients. We currently have approximately 1,400 partners globally. Our sales resources are deployed into the market in two primary ways. First, we dedicate partners to establishing and building relationships with existing or potential clients based on our expectations regarding future revenues from the client. Our strategic clients are those clients that we feel will benefit from substantial services from us on a continuing basis. For these clients, we devote considerable resources, including at least one dedicated relationship partner and focused teams of partners and dedicated sales staff to cultivate and manage our relationships with executives in the company or organization. We currently have approximately 100 strategic clients, which are selected by our global management team.

      We also have more than 300 clients for whom we provide, or expect to provide, significant services, which we refer to as our managed clients. We use focused teams of partners to build relationships with these clients. Our managed clients are selected primarily by our geographic theatre leadership teams and are often served in only one geographic theatre or region. Depending on our expectations of future work, we also allocate, as appropriate, business development resources to our other clients, whom we refer to as our portfolio clients. Many of these clients are developing or emerging companies that we believe have high growth potential.

      Our second approach to promoting our services across our geographic theatres and industry groups is focused on our specific functional and technical specialties, services and solutions. A majority of our partners sell in this manner to clients in all three of our client segments, strategic, managed and portfolio. This type of focused selling is carefully coordinated with relationship partners and teams in our strategic and managed accounts. In addition, our alliance relationships provide us with important leads and the opportunity to work together to pursue and win engagements.

      In both of our primary selling approaches, we provide clear incentives for our partners and dedicated sales staff. Each partner, for example, has a specific plan and set of objectives for his or her respective sales or other client activities for the year. Our partners are paid on the basis of a balanced scorecard of performance measures, in which the amount of revenues generated and other client activity by the partner are primary measures of partner contribution.

      Because we tend to book new engagements at particular times of the year, such as during the first three months of each calendar year when our clients’ new budgets generally become available, and some of our fiscal quarters contain fewer available work days due to traditional holiday and vacation patterns, we experience some seasonal variations in our revenues. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Results of Operations” for additional information on our quarterly results.

      Our client relationships are not exclusive.

          Marketing Program

      We changed our name on June 10, 2002, and will begin operating under our new brand upon our separation. We plan to spend approximately $110 million in the aggregate in fiscal year 2002 and 2003 on marketing in connection with this change. We expect to invest this amount in the promotion of our brand through Internet, print and broadcast advertising as well as other means of marketing. Although the proposed SEC no-action letter would permit us to continue to use the name “PwC Consulting” for up to four years following the closing of this offering, we believe that changing our name at this time provides us with several advantages. In addition to emphasizing our separation from the PricewaterhouseCoopers network of firms, the introduction of our new brand in this manner provides us the opportunity to build a brand image more appropriate for a public company. We believe that establishing a new brand at this time is important for us to fully implement some of our growth strategies.

Employees

      As of March 2002, we had approximately 34,000 partners and employees, and we expect to have approximately 33,000 employees, including partners, following our separation. For the fiscal year ended June 30, 2001, and for the nine month period ended March 31, 2002, our turnover rates for client serving employees other than partners, were 21.6% and 10.4%, respectively, excluding involuntary terminations. Our turnover rate varies from year to year depending on various economic conditions. For example, for the twelve months ended December 31, 2000, our turnover rate was 25.4%, excluding involuntary terminations, reflecting the strong marketplace demand for people with the skills of our client service staff.

Competition

      We compete for global, regional and local engagements across and within the four geographic regions, or theatres, in which we have operations. We are one of the world’s leading providers of management consulting and technology services. Our industry, however, is highly fragmented and competitive. We compete against a number of different types of businesses, including:

•	large consulting and systems integration firms such as Accenture, CapGemini/ E&Y, KPMG Consulting and Deloitte Consulting in the areas of management consulting and technology services,

•	management and strategy consulting firms such as Bain & Company, Booz Allen & Hamilton, Inc., The Boston Consulting Group and McKinsey & Company in the areas of general business strategy and information technology strategy,

•	information technology product and service vendors such as IBM Global Services, Hewlett-Packard and EDS in the areas of information technology and systems integration services,

•	small specialty consulting firms, especially in Europe and North America, with strong regional or local practices or expertise in specific industry groups such as energy and utilities,

•	specialized Internet and electronic business services firms,

•	internal strategy or business development departments of clients and

•	internal information technology departments of clients, particularly with respect to our outsourcing solution area because these services often replace all or part of a company’s internal information technology department.

      The identities of our key competitors vary depending on the geographic theatre or country involved except with respect to competitors with a global presence. While there are a large number of firms competing in our industry, there are only a few firms with a global presence and broad service offerings. In this category, we regularly compete globally against Accenture and IBM Global Services.

          Industry Conditions

      The competitive conditions in our industry are changing. For example, outsourcing services are becoming more important to many businesses and organizations. We believe our primary competitors for our outsourcing solution area will be Accenture, EDS and IBM Global Services. In our experience, there is an increasing trend among some of our clients and potential clients to move to a preferred provider structure in which they rationalize, or reduce, the number of consultants and technology service providers from which they receive services. We also believe that many of these clients and potential clients will require that their preferred providers offer a full range of services, including outsourcing services.

      There is also an increasing focus on the independence of management consulting and technology services providers from auditing practices. Historically, some of the largest management consulting and technology service providers were part of the “Big 5” accounting firm networks. All of these accounting firm networks, however, recently have separated, at least in part, their consulting and technology practices from their accounting and other businesses or announced an intention to do so. Accenture Ltd., formerly known as Andersen Consulting, formally separated from Andersen Worldwide and Arthur Andersen, one of the “Big 5” accounting firm networks, in August 2000. KPMG Consulting Inc. completed its separation from KPMG LLP, the United States firm of another “Big 5” accounting network, in February 2001. In addition, in 2000, Ernst & Young’s management consulting business was sold to Cap Gemini S.A., a European information technology services company. In June 2002, Deloitte Touche Tohmatsu announced plans to separate Deloitte Consulting, its management consulting practice, through a private transaction, by the end of 2002.

      We have described in more detail the changing industry conditions set forth above and others, as well as the risks for us as a result of these changes, under “Risk Factors— The management consulting and technology services industry is highly competitive, and if we do not compete effectively, our revenues and profitability may decline.”

          Methods of Competition

      We believe that the principal methods of competition in our industry are the following:

•	the quality of the client service staff to be assigned to the engagement,

•	a track record of executing the type of work to be performed in the engagement,

•	offering services that are focused on the client’s needs and designed to achieve measurable results,

•	price,

•	the ability to work well with a client’s employees,

•	industry, business process and information technology expertise and

•	offering a broad range of services, including outsourcing services.

      We believe our competitive strengths are all positive factors in helping make us one of the world’s leading management consulting and technology service providers. In addition, we believe that many of our competitors specialize in a narrow range of services, have a more limited geographic reach than we do, or do not have deep industry expertise. There are a number of consultants and service providers, however, that effectively compete with us for engagements.

      Because of the independence-related issues described in this prospectus, we currently are at a competitive disadvantage compared with our major competitors that are not constrained by these issues. These competitors are able to enter into strategic alliances, joint ventures and outsourcing arrangements with, and offer contingent fee or other risk-sharing arrangements to, their clients, without the constraints of independence that limit us. Their clients also do not limit their services because of independence-related issues. In addition, we need to develop our outsourcing solution area, which we have been constrained in developing due in part to independence issues. We also need to develop stronger capabilities in systems integration services, primarily in Europe, in order to compete effectively for engagements that require these services, particularly engagements to transform a business and outsourcing engagements.

          Competition with the PricewaterhouseCoopers Firms

      Although we have entered into noncompetition arrangements with the PricewaterhouseCoopers firms, following our separation the PricewaterhouseCoopers firms will continue to be able to offer some management consulting and technology services, such as most human resources services, including through existing consulting and advisory services businesses that are not being transferred to us. In addition, the PricewaterhouseCoopers firms will be able to offer all management consulting and technology services to clients that have less than a specified amount of revenues in a particular country or region where services will be provided, which is $400 million in the United States, $1 billion in the United Kingdom and $1 billion in Germany. These firms, however, will not be permitted to provide any of the restricted management consulting and technology services if these clients have $5 billion or more in aggregate annual worldwide consolidated revenues. This competition may result in confusion among our clients and industry vendors and may also further reduce the likelihood that leads from the PricewaterhouseCoopers firms will continue following this offering. We believe that our business in Europe will be most affected by the loss of these leads and competition from the PricewaterhouseCoopers firms. Please see “Arrangements with the PricewaterhouseCoopers Network of Firms— Rollup Agreements— Noncompetition Arrangements” for a description of the noncompetition agreements between us and the PricewaterhouseCoopers firms.

Intellectual Property and Knowledge Management

      Our most valuable assets are our client service staff and the building, renewing and sharing of knowledge, skills and experiences among them. We believe the sharing of knowledge, skills and experiences across our global business enables us to provide consistent, quality services to our clients.

      Our intellectual property consists of our reusable methodologies, techniques and expertise developed through our consulting engagements, research and other activities as well as our industry point-of-view reports, training materials and other publications. We believe that this intellectual property has significant and ongoing value, but we also believe in the need to constantly update and develop new intellectual property to stay ahead of industry, business and technology trends, meet the needs of our clients today and anticipate their future needs. We also believe that the skills and processes through which our employees develop new intellectual property are valuable.

          Proprietary Methods and Tools

      We offer a wide variety of services to our clients. To manage these diverse services, we apply a common methodology, called Ascendant, to harmonize our offerings and manage our engagements. Ascendant is our method for delivering our services and offers extensive online guidance on how to plan and execute each type of project. It also includes Ascendant TEAM, our secure Internet-based project office and collaboration tool which allows project team members, including clients and vendors, to share project information and work products.

          Building and Renewing the Skills of Our Client Service Staff

      Our global training program offers a combination of classroom, self-paced and Internet-based training courses. Our curriculum is accessible through an Internet-based learning network and has a catalog of over 3,500 course offerings. In fiscal year 2001, we provided over 200,000 days of instructor-led training to more than 41,000 participants and more than 1,000,000 hours of Internet-based learning. Our global training center in Tampa, Florida also provides a state-of-the-art facility dedicated to training our client service staff. This center, along with our six other dedicated regional training centers and local training facilities, allow us to provide a useful combination of classroom, local and remote training. Our training and skill development programs have received recognition from a variety of sources. For example, Training, a professional development magazine, has ranked us number 20 on their 2002 annual list of the Training Top 100, a list of companies that the magazine identifies as having a commitment to workforce development.

          Knowledge Management

      We provide our client service staff with global access to skills and techniques. Through our knowledge management repositories, our client service staff worldwide have access to our latest knowledge and best practices, reference material and learning from recent client engagements and industry trends. We have extensive programs and technologies to capture and share knowledge among our employees, such as our dedicated knowledge management employees whose responsibilities include identifying, evaluating and disseminating examples of innovative services and materials throughout our organization. Approximately 190,000 documents are continuously available to our client service staff globally. Approximately 1,000 new documents, on average, are added for knowledge sharing each month to these repositories. In addition, we maintain a proprietary database of corporate benchmark data, including detailed process performance metrics for more than 150 major companies worldwide, which are used as input as we help clients transform their businesses.

          Intellectual Property Protection

      We rely on a combination of trademark, service mark, copyright and trade secret laws to protect our intellectual property along with confidentiality and non-compete agreements with our employees. We also use these agreements to protect the intellectual property of third parties for which we have a license. We depend on our clients to respect the copyright on our materials, to limit distribution of our materials to within their organizations and to use the intellectual property we provide for their internal business purposes only. We generally do not require our clients to enter into any contractual obligations, other than customary confidentiality agreements, with respect to their use of our intellectual property. In addition, we endeavor to limit access to, or distribution of, all confidential information generated in the course of our business or disclosed to us by clients or others. Our trademarks generally are perpetual in nature.

      We pursue the protection of our trademarks in the United States and several foreign jurisdictions. Policing unauthorized use of our copyrighted material and trademarks is difficult and expensive. Our efforts to protect our intellectual property rights may not deter misappropriation of our intellectual property. In addition, our competitors may adopt product or service names similar to ours, impeding our ability to build brand identity and possibly leading to customer confusion. Our competitors also may independently develop similar methodologies, techniques and expertise, and we would have no claim against them. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. We may incur substantial expenses in defending against these third-party infringement claims, regardless of their merit.

      The PricewaterhouseCoopers firms will transfer to us all their right, title and interest in intellectual property that is used either exclusively or primarily in our business. We will grant back to the PricewaterhouseCoopers firms a perpetual, irrevocable, royalty-free and fully-paid license to use, in a manner consistent with previous use in any business other than our business, intellectual property that is used primarily, but not exclusively, in our business. The PricewaterhouseCoopers firms will retain ownership in intellectual property that is neither exclusively nor primarily used in our business, and they will grant to us a perpetual, irrevocable, royalty-free and fully paid license to use, in a manner consistent with our previous use, the retained intellectual property to the extent it is used in our business.

Description of Facilities

      Monday Ltd’s principal executive office is in Hamilton, Bermuda. Monday SCA’s and Monday Finance SA’s principal executive offices are in Luxembourg, Luxembourg. We have offices in over 180 locations in 52 countries or territories, including offices in Atlanta, Chicago, Dallas, Frankfurt, Hong Kong, London, Madrid, New York, Paris, Philadelphia, San Francisco, São Paulo, Sydney, Tokyo and Toronto. We do not own any material real property. Substantially all of our office space is leased. We believe that our facilities are adequate to meet our needs in the near future.

      We currently share office space with the PricewaterhouseCoopers firms and will continue to do so following our separation. The amount of space, however, that we share currently is less than 50% of our total leased space and will continue to decline prior to and after our separation. Please see “Arrangements with the PricewaterhouseCoopers Network of Firms—Assignment and Assumption Agreements, Sublease Agreements and Master License Agreement” for a description of the types of arrangements we will have with these firms.

Legal Proceedings

      We are involved in a number of judicial, administrative and arbitration proceedings concerning matters arising in the ordinary course of our business. We do not expect that any of these matters, individually or in the aggregate, will have a material impact on our results of operations or financial condition.

      The United States firm of PricewaterhouseCoopers, PricewaterhouseCoopers LLP, and several other Big 5 accounting firms and their separated management consulting businesses are defendants in Warmack-Muskogee Limited Partnership v. PricewaterhouseCoopers LLP, et al., Case No. E2001-504-3, Chancery Court, Miller County, Arkansas. The purported but uncertified plaintiff class action, filed in October 2001, seeks unspecified damages for claims relating to the manner in which certain travel and related expenses were charged to clients of the defendants. PricewaterhouseCoopers LLP is also responding to a subpoena from the Inspector General of the United States Postal Service relating to similar issues involving government clients. We are not a party to any litigation, nor have we received any subpoenas, relating to these matters. Under the terms of the rollup agreements, we have agreed to take responsibility for 25% of the costs of PricewaterhouseCoopers LLP in responding to these matters, including any judgments or settlement costs. PricewaterhouseCoopers LLP and we intend vigorously to respond to these matters, and we do not believe that the outcome of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

      One of our Indonesian businesses, PT PricewaterhouseCoopers Indonesia Konsultan, together with the PricewaterhouseCoopers audit and business advisory and tax and legal services firm in Indonesia and one of its partners are defendants in a lawsuit in the District Court of South Jakarta, Indonesia, Case No. 111/ Pdt/ G/2002/ PN Jak.Sel. The tort action, filed on March 7, 2002, by the Province Administration of East Kalimantan seeks $770 million in damages for claims relating to a statement by PricewaterhouseCoopers in its Indonesian Mining Industry Survey and a related statement by a PricewaterhouseCoopers partner commenting on a legal action being brought by the Province Administration of East Kalimantan against a joint venture in East Kalimantan. Neither PT PricewaterhouseCoopers Indonesia Konsultan nor any other entity which is a part of our company participated in any of the actions in dispute in the litigation, and we believe that PT PricewaterhouseCoopers Indonesia Konsultan was joined as a defendant in this action in error. We intend to vigorously respond to this litigation, and we do not believe that the outcome of this matter will have a material adverse effect on our financial position, results of operations or cash flows.

Enforceability of Civil Liabilities Against Us

      Monday Ltd is organized under the laws of Bermuda and Monday SCA and Monday Finance SA are organized under the laws of Luxembourg, and a large part of their respective assets will be located outside the United States. As a result, it may not be possible to enforce court judgments obtained in the United States against Monday Ltd, Monday SCA or Monday Finance SA based on the civil liability provisions of the federal or state securities laws of the United States in Bermuda, Luxembourg or in countries other than the United States where they will have assets. Because of Monday Ltd’s and Monday SCA’s substantial contact with the United States, and because most of Monday Ltd’s directors and officers are residents of the United States, you will likely be able to effect service of process within the United States on Monday Ltd. or Monday SCA or on such persons. However, there is some doubt as to whether the courts of Bermuda, Luxembourg and other countries would recognize or enforce judgments of United States courts obtained against Monday Ltd, Monday SCA or Monday Finance SA or their respective directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda and Luxembourg that the United States does not currently have a treaty with Bermuda and Luxembourg, respectively, providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda or Luxembourg. Similarly, those judgments may not be enforceable in countries other than the United States.

MANAGEMENT

      In this section, the words “we,” “us” and “our” refer only to Monday Ltd and not any of its subsidiaries.

Our Directors and Executive Officers

      Each of our board of directors and the board of directors of Monday Finance SA currently consists of three members. All our directors currently are partners of a PricewaterhouseCoopers firm. Prior to the completion of the concurrent offerings, Mr. Brown and Mr. Leipzig will resign their positions. We plan to expand the size of our board of directors following this offering, including by appointing a number of independent outside directors and a number of our partners to our board of directors. It is our current expectation, however, that a majority of our board will be comprised of independent outside directors. Once we have completed our director search process, we expect to have between nine and eleven directors.

      Monday SCA is a Luxembourg partnership limited by shares and, therefore, does not have any directors or executive officers of its own. Monday Ltd is the general partner, or manager, of Monday SCA and its directors and executive officers are listed below. See “Our Organizational Structure” for a description of our management power with respect to Monday SCA.

      The following table sets forth information as to our directors and executive officers and the directors and officers of Monday Finance SA.

          Monday Ltd

Name	Age	Position

Gregory D. Brenneman	40	President, Chief Executive Officer and Director Nominee
Willard W. Brittain	54	Chief Operating Officer
J. Frank Brown	46	Deputy Chairman and Director
Michael S. Collins	49	Managing Partner, Americas theatre
Dennis J. Dall	60	Managing Partner, Asia Pacific theatre
Steven C. DeSutter	48	Senior Vice President, Corporate Communications
David V. Dockray	49	Managing Partner, EMEA theatre
Ronald B. Hauben	44	General Counsel and Corporate Secretary
Thomas A. Leipzig	58	Director
Bennett R. Machtiger	44	Senior Vice President and Chief Marketing Officer
Clive D. Newton	49	Senior Vice President, Human Resources
Thomas C. O’Neill	57	Director and Chairman of the Board
Jose Luiz T. Rossi	43	Managing Partner, SOACAT theatre
Frank S. Sowinski	46	Chief Financial and Administrative Officer

          Monday Finance SA

Name	Age	Position

Gregory D. Brenneman	40	President and Chief Executive Officer
J. Frank Brown	46	Director
Thomas A. Leipzig	58	Director
Thomas C. O’Neill	57	Director and Chairman of the Board
Frank S. Sowinski	46	Chief Financial Officer

          Business Experience and Background

      Gregory D. Brenneman is the President, Chief Executive Officer and a director nominee of our company. He assumed his current duties in June 2002. From May 2001 to June 2002, Mr. Brenneman was the Chairman and Chief Executive Officer of TurnWorks, Inc., a private equity firm he founded in 1994. From

September 1996 to May 2001, Mr. Brenneman was the President and Chief Operating Officer of Continental Airlines. Prior to this he served as its Chief Operating Officer. Prior to his positions at Continental and TurnWorks, Inc., from 1987 to 1995 Mr. Brenneman held various positions with Bain and Company, Inc., including partner and a member of the Policy Committee of the Board of Directors, where he specialized in corporate turnarounds. Mr. Brenneman serves on the board of directors of The Home Depot, Inc., J. Crew Group, Inc. and Automatic Data Processing, Inc.

      Willard W. Brittain is the Chief Operating Officer of our company. He assumed the duties of chief operating officer for the management consulting and technology services businesses of the PricewaterhouseCoopers network of firms in August 2000. From July 1998 until August 2000, he was Vice Chairman of the PricewaterhouseCoopers network of firms with responsibility for the lines of service. From July 1997 until July 1998, he served as the Vice Chairman of the Price Waterhouse network of firms with responsibility for the Price Waterhouse lines of service. From 1995 to 1997, Mr. Brittain was Vice Chairman of the United States firm of Price Waterhouse responsible for its lines of service. Mr. Brittain joined the Price Waterhouse firm in the United States in 1974 and was admitted as a partner in 1983.

      J. Frank Brown currently is a director and the Deputy Chairman of our company. Since August 2000, he has been the Global Leader for Assurance and Business Advisory Services of the PricewaterhouseCoopers network of firms. From July 1998 to July 2000, Mr. Brown was the Managing Partner of PricewaterhouseCoopers New York area offices. From April 1995 to June 1998, Mr. Brown was the Managing Partner of the New York area offices of Price Waterhouse. He joined the Price Waterhouse firm in the United States in 1980 and was admitted as a partner in 1989. Mr. Brown will resign as a director of our company prior to the closing of this offering.

      Michael S. Collins is the Managing Partner, Americas theatre, which includes the United States, Canada and Mexico. He assumed his current duties for the management consulting and technology services businesses of the PricewaterhouseCoopers network of firms in March 2000. Prior to this, he held the consulting leadership position of Managing Partner of the east business unit of the PricewaterhouseCoopers firm in the United States from July 1998 to February 2000. From July 1997 to June 1998, he was Managing Partner of the United States eastern region of the Price Waterhouse network of firms. From July 1995 to June 1997, he was Managing Partner of the United States southeast region of the Price Waterhouse network of firms. Mr. Collins joined the Price Waterhouse firm in the United States in 1985 as a partner.

      Dennis J. Dall is the Managing Partner, Asia Pacific theatre. He assumed his current duties for the management consulting and technology services businesses of the PricewaterhouseCoopers network of firms in July 1998. From January 1996 until July 1998, he served as the Managing Partner for the Price Waterhouse firms operating in Australia, New Zealand and Indonesia. Mr. Dall joined the Price Waterhouse firm in Australia in 1977 and was admitted as a partner in the same year.

      Steven C. DeSutter is the Senior Vice President of Corporate Communications of our company. He assumed his duties in June 2002. From August 2001 to June 2002, Mr. DeSutter was a senior vice president at TurnWorks, Inc., a private equity firm founded by our President and CEO, Greg Brenneman. From February 2000 to June 2001, he was senior vice president of marketing for Powerway Inc., an Internet solution provider of supply chain and management software. Prior to that, from July 1999 to January 2000, Mr. DeSutter was the executive vice president of Executrain, a professional IT training firm. From May 1997 to June 1999, Mr. DeSutter was president of ABS-QE, a global auditing and consulting firm. From January 1978 to December 1996, Mr. DeSutter held numerous positions with subsidiaries of British Petroleum, including director of corporate marketing and change management, manager of mergers and acquisitions and general manager.

      David V. Dockray is the Managing Partner, EMEA theatre, which includes countries in Europe, the Middle East and Africa. He assumed his current duties for the management consulting and technology services businesses of the PricewaterhouseCoopers network of firms in July 2001. From July 1998 until July 2001, he was the global leader of the Products industry group for the management consulting and technology services business of the PricewaterhouseCoopers network of firms. From December 1995 until July 1998, he served as the Executive Partner of the Coopers & Lybrand consulting business in the United Kingdom.

Mr. Dockray joined the Coopers & Lybrand firm in the United Kingdom in 1982 and was admitted as a partner in 1988.

      Ronald B. Hauben is our General Counsel and Corporate Secretary. He assumed the duties of general counsel for the management consulting and technology services businesses of the PricewaterhouseCoopers network of firms in July 2001. From July 1998 until July 2001, he served as global chief corporate counsel for the PricewaterhouseCoopers network of firms. From July 1997 to July 1998, he served as global chief corporate counsel for the Price Waterhouse network of firms. Mr. Hauben joined the Price Waterhouse firm in the United States in 1989 and was admitted as a partner in 1997.

      Thomas A. Leipzig currently is a director of our company. Since October 1998, he has been the head of the Global Regulatory and Independence Task Force of the PricewaterhouseCoopers network of firms and has been responsible for the implementation of various restructuring efforts. From October 1991 to June 1998, Mr. Leipzig headed the United States corporate finance business of the Price Waterhouse network of firms. He joined the Price Waterhouse firm in the United States in 1969 and was admitted as a partner in 1979. Mr. Leipzig will resign as a director of our company prior to the closing of this offering.

      Bennett R. Machtiger is the Senior Vice President and Chief Marketing Officer of our company. He assumed his duties in June 2002. From September 1986 to June 2002, Mr. Machtiger worked for Young & Rubicam Inc., a member of the WPP Group, which is a global marketing and communications organization. While at Young & Rubicam, Mr. Machtiger held numerous senior management positions, including managing partner of one of Young & Rubicam’s largest client teams from January 1999 to June 2002, chief operating officer of the Marsteller Advertising unit of Young & Rubicam from January 1996 to December 1998 and worldwide account managing director for another large client team from 1991 to 1995.

      Clive D. Newton is our Senior Vice President, Human Resources. He assumed his current duties, as Global Leader of Human Capital, for the management consulting and technology services businesses of the PricewaterhouseCoopers network of firms in September 2000. From July 1998 to June 2000, he was global head of Human Resources for the PricewaterhouseCoopers network of firms. Prior to that he was global head of Human Resources for the management consulting businesses of the Price Waterhouse network of firms from July 1996 to June 1998. Mr. Newton joined the Price Waterhouse network of firms in 1982 and was admitted as a partner in 1989.

      Thomas C. O’Neill is a director and the Chairman of our board of directors. From January 2002 until June 2002, he served as our Chief Executive Officer. From July 2000 until January 2002, he served as the Chief Operating Officer of the PricewaterhouseCoopers network of firms. From July 1998 until July 2001, he was the Chief Executive Officer of the PricewaterhouseCoopers firm in Canada. From July 1996 until July 1998, when the mergers of the Coopers & Lybrand and Price Waterhouse network of firms occurred, he served as Chairman and Chief Executive Officer of the Price Waterhouse firm in Canada. Mr. O’Neill joined the Price Waterhouse firm in Canada in 1967 and was admitted as a partner in 1978.

      Jose Luiz T. Rossi is the Managing Partner, SOACAT theatre, which includes the countries in South America and Central America. He assumed his current duties for the management consulting and technology services businesses of the PricewaterhouseCoopers network of firms in August 2001. From July 1998 until August 2001, he was in charge of all the technology services areas of the PricewaterhouseCoopers firms operating in South America and Central America. From July 1996 until June 1998, he was responsible for the same duties for the Price Waterhouse firms operating in South and Central America. Mr. Rossi joined the Price Waterhouse firm in Brazil in 1986 and was admitted as a partner in 1989.

      Frank S. Sowinski is the Chief Financial and Administrative Officer of our company. He assumed his duties in May 2002. Prior to that, Mr. Sowinski worked for 17 years at Dun & Bradstreet, a leading business information provider listed on the New York Stock Exchange. While at Dun & Bradstreet, Mr. Sowinski held numerous senior positions in finance, general management and marketing, including chief financial officer of Dun & Bradstreet Corporation from November 1996 to September 1999, president of the Dun & Bradstreet Operating Company from September 1999 to October 2000 and senior vice president of the Dun & Bradstreet

Corporation from October 2000 to April 2001. Mr. Sowinski serves on the board of directors of Buckeye Pipe Line Company, LP.

Board of Directors

      Upon the completion of our separation, our bye-laws will provide for the division of our board into three classes, as nearly equal in number as possible, with one class to be originally elected for a term expiring at the annual general meeting of shareholders to be held in 2003, another class to be originally elected for a term expiring at the annual general meeting of shareholders to be held in 2004 and the final class to be originally elected for a term expiring at the annual general meeting of shareholders to be held in 2005. Each director will hold office until his or her successor is duly elected and qualified. Commencing with the 2003 annual general meeting of shareholders, directors elected to succeed directors whose terms then expire will be elected for a term of three years.

      Our bye-laws provide that directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting shares then outstanding, voting together as a single class.

      All of our executive officers will be appointed by and will serve at the discretion of our board of directors. There are no family relationships among any of our directors and executive officers.

      Our board of directors will have three primary committees:

•	an audit committee,

•	a compensation committee and

•	a nominating committee.

      The audit committee’s primary duties and responsibilities will be:

•	assisting our board of directors with respect to the adequacy of our internal controls and financial reporting process and the reliability of our financial statements,

•	assisting our board of directors with respect to the independence and performance of our internal auditors and independent auditors,

•	assisting our board of directors with respect to our compliance with legal and regulatory requirements and

•	recommending to our board of directors the appointment of the independent auditors.

      The compensation committee, or a subcommittee established by the compensation committee, will administer our equity-based compensation and benefits plan and will review and approve base and incentive pay and other matters relating to the compensation of our executive officers. The compensation committee also will review and make recommendations to the full board of directors regarding board compensation.

      The nominating committee will make recommendations to our board of directors regarding the size and composition of our board of directors, recruit and recommend candidates for election to our board of directors, appoint committee chairs and recommend directors for committee membership, lead succession planning efforts, particularly with respect to our chief executive officer, and approve programs for senior executive development.

      From time to time, our board of directors may establish other committees to facilitate the management of our business.

Outside Director Compensation

      We have not yet paid any compensation to outside directors. We currently anticipate that, in the future, outside directors will receive the following compensation, including pursuant to our 2003 Non-Employee Directors’ Incentive Plan:

•	an annual retainer of $50,000,

•	an initial grant of an option to purchase 15,000 Class A common shares upon election to our board of directors and

•	a grant of an option to purchase 5,000 Class A common shares on each date of our annual meeting of shareholders.

      We currently anticipate that options granted to our directors will vest over four years and will generally expire after 10 years. Other than annual retainer fees to be paid to committee chairs, which are expected to range between $2,500 and $7,500, we do not currently intend to pay meeting fees or any other fees to our directors. We anticipate that our directors will have the opportunity to defer or receive in shares in whole or in part, all cash received as part of their annual or committee chair retainer.

      Our outside directors will be required to satisfy minimum share ownership policies that we establish from time to time. Our current intention is for our directors to maintain a shareholding of at least three times their annual retainer in the form of our Class A common shares. Our directors will have three years from the time of appointment or election to reach this ownership level.

Executive Compensation

      In connection with our separation, our named executive officers, as defined below, will enter into an employment agreement with one of the businesses that will be transferred to us. These agreements are described below.

     Compensation

      Prior to our separation, our business was conducted through a series of separate partnerships and corporations under the control of local partners and shareholders of the PricewaterhouseCoopers firms. The corporations were operated in a manner similar to that of a corporation. For these partnerships, earnings were available to their partners as partnerships distributions. Partnership distributions are not executive compensation in the customary sense of that term because partnership distributions are comprised of distributions of current earnings. Therefore it is not practical to differentiate between the ownership components of distributions to partners and shareholders from the compensation components of such distributions. In connection with our separation, we are restructuring the manner in which our partners are compensated, as described below. As a result, historic individual compensation information for our named executive officers does not accurately reflect the compensation we expect our named executive officers to earn. Accordingly, the following table will set forth the expected compensation of our chief executive officer and our four other most highly compensated executive officers for fiscal year 2003, which we expect to determine in the near future. We refer to these individuals as our named executive officers.

Summary Compensation Table

		Annual Compensation			Long Term Compensation

					Awards
							Payouts
				Other	Restricted	Securities
				Annual	Share	Underlying		All
Name and		Salary	Bonus	Compensation	Awards	Options	LTIP	Other
Principal Position	Year(1)	($)	($)(2)	($)(3)	($)(4)	(#)(5)	Payouts	Compensation(6)

Gregory D. Brenneman	2003	$1,000,000	$1,500,000	$	$6,250,000	1,000,000	—	$
President and Chief Executive Officer
Thomas C. O’Neill	2003	900,000	300,000			—	—
Chairman of the Board
Willard W. Brittain	2003	810,000	270,000			—	—
Chief Operating Officer
Frank S. Sowinski	2003	810,000	270,000		1,500,000		—
Chief Financial and Administrative Officer
Michael S. Collins	2003	675,000	225,000			—	—
Managing Partner, Americas Theatre
David V. Dockray	2003	675,000	225,000			—	—
Managing Partner, EMEA Theatre(7)

(1)	The information presented in this summary compensation table is the expected compensation for our named executive officers for fiscal year 2003.

(2)	Amounts in this column represent the target annual incentive bonus established for our named executive officers for our 2003 fiscal year. Amounts actually paid to our named executive officers could be more or less than this target amount based upon our performance during our 2003 fiscal year.

(3)	Amounts in this column shown for Messrs. Brenneman, O’Neill, Brittain, Sowinski and Collins represent a lump-sum work-life allowance that they will be entitled to receive during our 2003 fiscal year. The amount shown for Mr. Dockray represents an allowance that he will be entitled to receive during our 2003 fiscal year to cover expenses related to his maintenance of accommodations in London, as required for business purposes. In addition, pursuant to his executive employment agreement, Mr. Brenneman will be entitled to the following arrangements: an apartment in New York City; an office in The Woodlands, Texas; use of a private jet for business travel; and reimbursement of his expenses of one club selected by him. Pursuant to his executive employment agreement, Mr. Sowinski will be entitled to an apartment in the New York City or Philadelphia metropolitan area.

(4)	Pursuant to their executive employment agreements, Messrs. Brenneman and Sowinski will be entitled to receive an equity award at or immediately after the closing of the Class A common shares offering in the form of restricted Class A common shares which will vest pro rata over three years commencing on June 2, 2003, for Mr. Brenneman and on the first anniversary of the closing of the concurrent Class A common shares offering for Mr. Sowinski. Messrs. O’Neill, Brittain, Collins and Dockray also will be eligible to receive restricted share units in connection with the closing of this offering. Please see “—Partner Compensation” for a description of our equity awards.

(5)	Pursuant to their respective executive employment agreements, Mr. Brenneman will be entitled to receive an option to purchase 1,000,000 Class A common shares that will vest pro rata over four years commencing on June 2, 2003, and will have an exercise price equal to the initial public offering price of Class A common shares, and Mr. Sowinski will be entitled to receive an option to purchase our Class A common shares that will be valued at $3,600,000 (based on the fair market value of Class A common shares at the time of grant), that will vest pro rata over three years commencing on the first anniversary of the date of grant and that will have an exercise price equal to the fair market value of a Class A common share at the time of grant. The amount in this column shown for Mr. Sowinski assumes that the exercise price of his option will be $ ; however, the option will be granted 30 days after the closing of this offering.

(6)	Amounts in this column represent the contributions we expect to make on behalf of our named executive officers to our defined contribution retirement plans assuming each named executive officer made the maximum permitted employee contribution to such plans and the amounts described in the next sentence. Pursuant to their respective executive employment agreements, Mr. Brenneman will be entitled to receive a one-time allowance of $250,000 in connection with closing down of various businesses at TurnWorks, Inc., his private equity firm, and Mr. Sowinski will be entitled to receive a one-time signing bonus of $120,000 payable within 30 days after the closing of this offering. In addition, pursuant to Mr. Brenneman’s agreement, we will pay the premium for one or more life insurance policies maintained by him or us on his behalf.

(7)	Mr. Dockray will be paid in UK pounds sterling. The salary and bonus amounts shown will be paid at an exchange rate of $1 = £ , the reference exchange rate for June 28, 2002. The amount shown for “Other Annual Compensation” reflect an exchange rate of £1 = $ , the reference exchange rate for June 28, 2002.

     Aggregate compensation paid to key employees who are not named executive officers may exceed that paid to the named executive officers.

  Executive Employment Agreements

      The following description sets forth the material terms of the employment agreements for our named executive officers, copies of which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

      Gregory D. Brenneman. Mr. Brenneman’s executive employment agreement has a term of three years effective as of June 2, 2002, and this term will be extended automatically for additional three-year periods, unless it is earlier terminated. During Mr. Brenneman’s employment with us, he will serve as our President and Chief Executive Officer. We have agreed to cause Mr. Brenneman to be nominated for election as a director of our board of directors and to use our best efforts to secure his election. Further, at any time beginning on the date of the closing of the concurrent Class A common shares offering, Mr. Brenneman may request to become our Chairman of the Board, in which case we will use our best efforts to secure his appointment. We agree that due regard will be given to Mr. Brenneman’s views in the selection of the initial members of our board of directors.

      Mr. Brenneman’s base compensation will be at least $1,000,000 per year and he will be entitled to a target annual bonus opportunity equal to 150% of his base salary. For the period beginning on June 2, 2002, and ending on June 30, 2003, he will receive a guaranteed cash bonus of $1,625,000.

      In addition, Mr. Brenneman will be entitled to receive the following awards and other compensation.

•	An equity award at the closing of the concurrent Class A common shares offering in the form of restricted Class A common shares that will vest pro rata over three years commencing on June 2, 2003, and will be valued at $6,250,000.

•	A one-time grant of an option to purchase 1,000,000 Class A common shares that will vest pro rata over four years commencing on June 2, 2003, and will have an exercise price equal to the initial public offering price of our Class A common shares.

•	An annual grant of an option to purchase our Class A common shares that will be equal in value to 400% of Mr. Brenneman’s base salary then in effect, based on the fair market value of our Class A common shares at the time of grant. His annual grant in the year 2003, however, will be an option to purchase at least 200,000 Class A common shares that will vest pro rata over four years commencing on the first anniversary of the date of grant and will have an exercise price equal to the fair market value of a Class A common share at the time of grant.

•	Participation in a long-term incentive plan that will be developed by the board of directors with Mr. Brenneman’s assistance.

•	Perquisites, including those described in footnote (3) to the summary compensation table under “Management— Executive Compensation”.

•	A one time allowance of $250,000 in connection with closing down various businesses at TurnWorks, Inc., Mr. Brenneman’s private equity firm.

      We have also agreed to provide him with a supplemental executive retirement plan, or SERP. Pursuant to the SERP, Mr. Brenneman will receive a base retirement benefit in the form of an annual single-life annuity in an amount equal to the product of (1) 2.5% times (2) the number of his credited years of service, defined as two times the number of his actual years of service with us, up to 30 credited years of service, times (3) his final average compensation. For these purposes, final average compensation means the greater of $2,500,000 or the average of the five highest annual cash compensation amounts, or, if he has been employed less than five years by us, the average over the full years of employment, paid to him during the consecutive 10 calendar years immediately preceding his termination of employment. Amounts payable under any other retirement arrangement, other than benefits attributable to elective deferrals or other contributions made by Mr. Brenneman, will be offset against the SERP benefit.

      If Mr. Brenneman’s employment is terminated by us for reasons other than death, disability or cause, as described in the agreement, or by him with good reason, as described below, or, after a change in control of us, by us for reasons other than cause or by him for any reason, then he will be entitled to the following severance benefits, in addition to any unpaid and owed amounts:

•	vesting of all granted options, which will remain exercisable until the earlier of the original expiration date of such options or 5 years after such termination, and restricted shares;

•	payment under the long-term incentive plan as if Mr. Brenneman had remained employed by us through the end of each relevant performance period, less any amounts paid to him under the long-term incentive plan upon the occurrence of a change in control of us;

•	a severance payment equal to 300% of the sum of (1) Mr. Brenneman’s base salary then in effect and (2) the greater of his target annual bonus then in effect or his last-paid annual bonus; and

•	continued accrual of SERP benefits, welfare benefits and office and related services for a period of 36 months following Mr. Brenneman’s termination of employment,

      Under Mr. Brenneman’s employment agreement, “good reason” means the assignment of duties materially inconsistent with Mr. Brenneman’s positions, a material diminution in the nature or scope of his authority, responsibilities or titles, our requiring without his consent that he be permanently based outside of The Woodlands, Texas metropolitan area, a material breach by us of any provision of his agreement which, if correctable, remains uncorrected, the failure to elect or reelect him to any of his positions, including his not becoming our Chairman of the Board if he so requests and our decision to not renew his employment agreement.

      If the closing of the concurrent Class A common shares offering does not occur on or prior to December 31, 2002, Mr. Brenneman may, during the subsequent 30-day period, terminate his employment with us. In this case, Mr. Brenneman will be entitled to receive a cash lump sum payment of $7,500,000 and continued welfare benefits and office and related services for a period of 36 months following such termination.

      Mr. Brenneman will be entitled to receive life insurance providing an aggregate death benefit in an amount at least equal to the severance payment and a payment in an amount equal to the severance payment in the case of termination upon disability. In addition, in connection with any payments or provision of benefits following a change in control, Mr. Brenneman will be entitled to receive an additional amount necessary to offset any federal excise tax in respect of such payments or benefits.

      Mr. Brenneman has agreed not to compete with us, solicit our current or prospective clients or solicit or employ current or recently terminated employees for twelve months following his termination of employment with us. The non-competition covenants will not apply if Mr. Brenneman declines to accept the severance payment or otherwise returns the severance payment, or if his employment is terminated as a result of death, disability or in connection with a change in control.

      Thomas C. O’Neill. Mr. O’Neill’s executive employment agreement has a term of three years effective as of our separation, and this term will be extended automatically for additional one-year periods. During Mr. O’Neill’s employment with us, he will serve as our Chairman of the Board, subject to Mr. Brenneman’s request to become our Chairman of the Board. His compensation will be in accordance with our policies. His base salary will be at least $900,000 per year and he will be entitled to a target annual bonus opportunity of at least one-third of his base salary. In addition, he will be entitled to receive periodic grants of equity under our equity compensation plans then in effect.

      Mr. O’Neill has agreed not to compete with us, solicit our current or prospective clients or solicit or employ our employees or recently terminated employees for a period ending on the later of three years following the date of our separation or twelve months following his termination of employment with us. If Mr. O’Neill were to breach any of these non-competition covenants prior to the third anniversary of our separation, his agreement requires that he pay liquidated damages in an amount equal to his prior-year cash compensation.

      If Mr. O’Neill is terminated by us without cause, he will be entitled to severance in an amount equal to 24 months of the sum of his monthly base salary and one-twelfth of his annual target cash incentive compensation, each as then in effect. Further, if he is terminated without cause, all unvested equity grants will become 100% vested, all equity subject to restrictions will generally become unrestricted, he will be entitled to continued health and welfare benefits for a period of 24 months and he will be entitled to outplacement services. Any payment of severance or provision of such benefits will immediately cease if he breaches his confidentiality covenant or any of his non-competition covenants. If Mr. O’Neill terminates his employment for good reason, as described below, his termination will be deemed a termination without cause. If Mr. O’Neill is terminated without cause within twelve months of a change in control or he terminates his employment for good reason, then he will no longer be bound by his non-competition covenants or the liquidated damages provision.

      Mr. O’Neill may terminate his employment with us at any time, as long as we are given three months’ prior written notice. Upon such a termination, Mr. O’Neill will be required to forfeit all unvested equity grants, unless the termination is for good reason.

      Under Mr. O’Neill’s employment agreement, “good reason” means (1) at any time, a material breach by us of our contractual obligations to him under his agreement or under any material employee benefit plan in which he participates or (2) within twelve months of a change in control, a reduction in his compensation, a material diminution in his position and responsibilities or a relocation of his office without his consent that would result in a longer commute, in each case as compared to prior to the change in control.

      In connection with any payments or provision of benefits following a change in control, Mr. O’Neill will be entitled to receive an additional amount necessary to offset any federal excise tax in respect of such payments or benefits, unless the aggregate value of all such payments or benefits is less than 115% of his excise tax safe harbor, in which case such payments and benefits will be reduced to avoid such excise tax.

      Willard W. Brittain; Michael S. Collins; David V. Dockray. The executive employment agreements of Messrs. Brittain, Collins and Dockray are similar to that of Mr. O’Neill, with the differences described below. During their employment with us, they will serve as our Chief Operating Officer, Managing Partner of the Americas theatre and Managing Partner of the EMEA theatre, respectively. The base salary of each of Messrs. Brittain, Collins and Dockray will be at least $810,000, $675,000 and $675,000, respectively, per year, and each will be entitled to a target annual bonus opportunity of at least one-third of his respective base salary.

      The executive employment agreements for Messrs. Brittain, Collins and Dockray will contain similar non-competition covenants and liquidated damages provision as those of Mr. O’Neill, as described above. However, consistent with partner employment agreements entered into in the United Kingdom, the non-competition covenants under Mr. Dockray’s employment agreement will apply for a period of twelve months following his termination of employment. Mr. Dockray will also be bound by the non-competition covenants for three years after our separation pursuant to a non-competition and indemnification agreement similar to the redemption and non-competition agreement described under “Arrangements with Our Partners— Redemption and Non-Competition Agreement.”

      The consequences of a termination without cause or for good reason of Messrs. Brittain, Collins and Dockray will be the same as for Mr. O’Neill, except that the period for severance payments and the provision of continued health and welfare benefits will be 18 months. If any of Messrs. Brittain, Collins and Dockray is terminated without cause within twelve months of a change in control or he terminates his employment for good reason, then he will no longer be bound by his non-competition covenants. For their purposes, “good reason” has the same meaning as it has for Mr. O’Neill.

      Each of Messrs. Brittain and Collins may terminate his employment with us at any time, as long as we are given three months’ prior written notice. Consistent with partner employment agreements entered into in the United Kingdom, Mr. Dockray may terminate his employment with us at any time, as long we are given twelve months’ prior written notice.

      Frank Sowinski. The executive employment agreement of Mr. Sowinski is similar to those of Messrs. Brittain and Collins, with the differences described below. The differences reflect the fact that he joined us in May 2002 and was not a partner of or otherwise affiliated with the PricewaterhouseCoopers network of firms prior to that time. During Mr. Sowinski’s employment with us, he will serve as our Chief

Financial and Administrative Officer. For the first year of his employment, Mr. Sowinski’s base salary will be $810,000 per year, he will receive a guaranteed cash bonus of $270,000 and a one-time sign-on bonus in cash of $120,000 payable within 30 days after the closing of the concurrent Class A common shares offering. Mr. Sowinski’s guarantee of cash compensation will not continue after the first year of his employment. After the first year, his base salary will be at least $810,000 per year and he will entitled to a target annual bonus opportunity of at least one-third of his base salary.

      In addition, Mr. Sowinski will be entitled to receive the following awards.

•	An equity award immediately after the closing of the concurrent Class A common shares offering in the form of restricted Class A common shares that will vest pro rata over three years commencing on the first anniversary of the closing of the concurrent Class A common shares offering and will be valued at $1,500,000.

•	A one-time grant of an option to purchase our Class A common shares to be granted 30 days after the closing of the concurrent Class A common shares offering, that will be valued at $3,600,000, based on the fair market value of our Class A common shares at the time of grant, that will vest pro rata over three years commencing on the first anniversary of the date of grant and that will have an exercise price equal to the fair market value of a Class A common share at the time of grant.

•	An option to purchase our Class A common shares with a target value of $720,000 using our option valuation methodology in effect at the time of grant, where the actual size of the award will be based on Mr. Sowinski’s performance, which option will be granted after the end of fiscal year 2003, will vest pro rata over three years commencing on the first anniversary of the date of grant and will have an exercise price equal to the fair market value of a Class A common share at the time of grant.

      The executive employment agreement for Mr. Sowinski will contain similar non-competition covenants and liquidated damages provision as those of Messrs. Brittain and Collins. However, if Mr. Sowinski were to breach any of these non-competition covenants at any time within 18 months following his termination of employment, his agreement requires that he pay liquidated damages in an amount equal to 100% of his first-year guaranteed cash compensation. The executive employment agreement of Mr. Sowinski provides that if he is terminated without cause within 12 months of a change in control or he terminates his employment with good reason, then he will no longer be bound by his non-competition covenants. For his purposes, “good reason” has the same meaning as it has for Messrs. O’Neill, Brittain, Collins and Dockray.

      If Mr. Sowinski’s employment is terminated without cause or for good reason, the consequences will be the same as for Messrs. Brittain and Collins. If Mr. Sowinski voluntarily terminates his employment on or prior to April 25, 2003, he will be required to repay his sign-on bonus and his grant of restricted Class A common shares will be forfeited.

      In addition, if, within six months from May 30, 2002, when Mr. Brenneman joined us, (1) Mr. Sowinski is terminated without cause, (2) other than for cause, his responsibilities and duties are significantly reduced or the terms and conditions of his employment are significantly and adversely modified or (3) his office is relocated outside of New York City or Philadelphia, resulting in a commute that would exceed his current commute, and, as a consequence, he resigns from his employment with us, Mr. Sowinski will be entitled to receive, within 30 days of the occurrence of any such event:

•	a severance payment of $1,080,000;

•	vesting of all granted restricted shares and options;

•	continued employee benefits for a period of twelve months;

•	retention of his sign-on bonus; and

•	access to office and outplacement services for a reasonable period of time as necessary.

      Further, if the closing of the concurrent Class A common shares offering does not occur, or we are otherwise unable to obtain relief from our independence obligations, on or prior to December 31, 2002,

Mr. Sowinski may, during the subsequent 30-day period, terminate his employment with us, in which case he will no longer be bound by his non-competition covenants.

Partner Compensation

          Employment Agreements

      In connection with our separation, each of our partners has entered into an employment agreement with one of the businesses that will be transferred to us. These agreements will become effective on the date of our separation.

          Compensation

      As a public company, we will no longer distribute our earnings directly to our partners. Following the concurrent offerings, the annual compensation of our partners will consist of both cash and equity components and a benefits program to be adopted as of the closing of the concurrent offerings. The cash component will consist of a fixed element and a variable cash incentive element. Our policy for compensation of our continuing partners following the concurrent offerings is that our continuing partners will take an average reduction in the cash component of their total target income for the applicable fiscal year of approximately 20%, generally ranging for individual partners from 5% to 30% and for executive officers from 30% to 50%. Partners with the highest income generally will have the greatest percentage reductions. Our board of directors will approve total target income for each fiscal year. Although our partners have entered into employment agreements providing that they will receive compensation in accordance with our compensation policy, labor laws in some countries in which we operate may restrict our ability to enforce these reductions. In light of the reduction in the cash component of our partners’ total target income, we intend to make fiscal year 2003 grants of restricted share units or other awards that function in an equivalent manner, which we also refer to as restricted share units, to our partners under the 2003 Share Incentive Plan described below in connection with the closing of this offering. Each of these units will represent the right to receive one Class A common share and will be fully vested at the closing of the concurrent offerings. It is expected that Class A common shares underlying the units will have a value at the time of grant equal to the approximate aggregate reduction to our partners’ cash compensation for fiscal year 2003. Actual grants made to individual partners will be based on that partner’s actual reduction in the cash component of his or her total target income. The Class A common shares underlying the units will be deliverable to our partners according to the schedule set forth below.

Shares underlying
restricted share
units delivered	Years after the closing of
to partners	this offering

20%	1 year
20%	2 years
20%	3 years
15%	4 years
25%	The later of 5 years and termination of employment or service with us.

      All of the Class A common shares underlying the restricted share units will be delivered to our partners, or their estates, who, before the fifth anniversary of the closing of the concurrent Class A common shares offering, die, become disabled while employed by us, or while in a service relationship with us, or terminate employment or service with us at or after age 55. For any other partner who ceases to be our employee or provide services during the five year period after the date of our separation, the Class A common shares underlying their restricted share units will not be delivered to them until five years after the date of our separation.

      For periods after fiscal year 2003, the equity component will consist of stock options exercisable for Class A common shares. These options will be subject to vesting conditions that require continued employment or service with us and, in some cases, the achievement of specified performance targets. We expect that after fiscal year 2003, the value of stock option grants will, in the aggregate, comprise 20% of our partners’ total target income. Actual stock option grants will be based on, among other things, market conditions, our performance and individual performance. Changes to our compensation policy must be approved by a majority of our independent directors.

     Retirement Programs

      As of the closing of this offering, our partners, including our executive officers, will cease participating in the retirement plans of the PricewaterhouseCoopers firms and will begin to participate in new retirement programs established by us and our affiliates. We are in the process of determining the terms of the retirement programs that we will put in place, which may vary depending on local legal requirements.

      Our named executive officers in the United States, with the exception of Mr. Collins, will participate in our tax-qualified cash balance retirement plan and our nonqualified cash balance plan. Under the cash balance formula, each of Messrs. Brenneman, O’Neill, Brittain and Sowinski will have a bookkeeping account that will be credited each pay period with 3.5% of eligible pay, which generally includes base pay, overtime, bonuses and deferrals under our deferred compensation plan and our other plans, but excluding sign-on bonuses and equity compensation. In addition, each of their accounts will be credited with earnings based on a specified interest rate. For the tax-qualified plan, the interest rate will be the same rate as for 10-year U.S. Treasury securities, and for the nonqualified plan, the interest rate will be the tax-qualified rate plus 1%. The estimated annual benefits payable upon retirement at normal retirement age for each of Messrs. Brenneman, O’Neill, Brittain and Sowinski are set forth below.

Name	Estimated Annual Benefit

Gregory D. Brenneman	$
Thomas C. O’Neill
Willard W. Brittain
Frank S. Sowinski

Non-Competition; Transfer Restrictions

      Our executive officers, along with our other partners, have agreed to non-competition and related arrangements and limitations on their ability to transfer the Class A common shares, the Class X common shares, Monday SCA Class I common shares or the exchangeable shares of one of Monday SCA’s subsidiaries they received in connection with our separation. These arrangements are described in “Arrangements with Our Partners.”

2003 Share Incentive Plan

      The following description sets forth the material terms of our 2003 Share Incentive Plan, which we refer to as our share incentive plan, and which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

          General

      The share incentive plan permits the grant of nonqualified stock options, restricted shares, restricted share units, share appreciation rights and other share-based awards to all employees or service providers of Monday Ltd and our affiliates, as well as individuals in anticipation of their becoming employees or service providers. Awards may also, in the discretion of the compensation committee, be made in assumption of or in substitution for outstanding awards previously granted by a company acquired by us or with which we combine. The maximum number of Class A common shares in the aggregate that may be subject to awards under our share incentive plan, 2003 Non-Management Share Option Plan, which we refer to as our non-management share option plan, and the 2003 Non-Employee Directors, Incentive Plan, which we refer to as our directors’ incentive plan, will not exceed  million. Class A common shares underlying substitute awards granted in connection with an acquisition of a company will not count against the maximum number of Class A common shares available for awards under our share incentive plan. In addition, our Class A common shares purchased on the open market by a direct or indirect subsidiary may be used to satisfy awards, and these repurchased shares will not count against the maximum number of Class A common shares available for awards under any share incentive plan, non-management share option plan or non-employee directors’ incentive plan. Unless approved by a majority of our independent directors, the number of Class A common shares, which are newly issued or purchased by a direct or indirect subsidiary, granted or subject to awards granted under the share incentive plan, non-management share option plan and directors’ incentive plan in fiscal years 2003 and 2004, including Class A common shares subject to restricted share units granted to our partners and options granted to our other employees at the time of this offering, will not be more than   million. These limits, as well as the number of shares subject to outstanding awards, the exercise price of outstanding awards and other award terms, are subject to appropriate adjustment on account of share splits, share dividends, mergers, recapitalizations and other significant events relating to our Class A common shares. Our Class A common shares that are covered by awards that expire, terminate, lapse or are cancelled will again be available for the grant of awards under the share incentive plan. Our Class A common shares issued under the share incentive plan will consist of newly issued Class A common shares or shares that are purchased by a direct or indirect subsidiary.

          Administration

      The share incentive plan will be administered by the compensation committee of our board of directors, which may delegate its duties and powers in whole or in part as it determines. After the closing of the concurrent offerings, the compensation committee will be comprised of independent directors. Our board of directors, however, may, in its sole discretion, take any action delegated to the committee as it deems necessary. The compensation committee will have the sole discretion to determine the participants to whom awards may be granted under the share incentive plan and the manner in which these awards will vest. Awards will be granted in numbers and at times during the term of the share incentive plan as the compensation committee shall determine. The compensation committee will be authorized to interpret the share incentive plan, to establish, amend and rescind any rules and regulations relating to the share incentive plan and to make any other determinations that it deems necessary or desirable for the administration of the share incentive plan. The compensation committee will be able to correct any defect, supply any omission or reconcile any inconsistency in the share incentive plan in the manner and to the extent the compensation committee deems necessary or desirable.

          Options

      The compensation committee will determine the exercise price for each option, which, except in the case of a substitute award made in connection with an acquisition of a company, must be no less than the fair market value of our Class A common shares on the date the option is granted. In general, a participant may exercise an option by written notice and payment of the exercise price in one of the following ways:

•	in cash,

•	by the transfer of a number of our Class A common shares already owned by the participant for at least six months, or another period as established in accordance with United States generally accepted accounting principles, with a fair market value equal to the exercise price,

•	in a combination of cash and the transfer of a number of our Class A common shares already owned by the participant for at least six months, or another period as established in accordance with United States generally accepted accounting principles, with a fair market value equal to the exercise price or

•	through the delivery of irrevocable instructions to a broker to sell our Class A common shares obtained upon the exercise of the options and deliver promptly to us an amount out of the proceeds of the sale equal to the exercise price for the Class A common shares being purchased.

          Restricted Share Units, Restricted Shares and Other Share-Based Awards

      The compensation committee may grant awards of restricted share units, restricted shares and other share-based awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, our Class A common shares. The restricted share units, restricted shares and other share-based awards will be subject to the terms and conditions established by the compensation committee.

          Share Appreciation Rights

      The compensation committee may grant share appreciation rights independent of, or in connection with, an option. The exercise price per share of a share appreciation right will be determined by the compensation committee. Generally, each share appreciation right will entitle a participant upon exercise to an amount equal to the excess of the fair market value on the exercise date of one Class A common share over the product of the exercise price per share multiplied by the number of Class A common shares covered by the share appreciation right. The exercise of a share appreciation right granted in connection with an option will extinguish the related option. Payment will be made in Class A common shares, valued at fair market value, in cash or partly in Class A common shares and partly in cash, all as determined by the compensation committee.

          Transferability

      Unless otherwise determined by the compensation committee, awards granted under the share incentive plan are not transferable other than by will or by the laws of descent and distribution.

          Change in Control

      In the event of a change in control, unless specifically provided otherwise in an award document, outstanding awards will become fully vested and exercisable and any restrictions applicable to awards will automatically lapse. The compensation committee may provide for the cancellation of an award and payment of cash or other consideration to the holder of the award in consideration for such cancellation.

          Amendment and Termination

      Our board of directors will be able to amend, alter or discontinue the share incentive plan at any time. Our board of directors may not make, however, any amendment, alteration or discontinuation that would impair in a material manner any of the rights of a participant under any awards previously granted without the participant’s consent. In addition, our board of directors may not increase the number of our Class A common shares reserved for purposes of the share incentive plan without the approval of our shareholders and, until June 30, 2005, without the approval of a majority of our independent directors.

2003 Non-Management Share-Based Plan

      The following description sets forth the material terms of our non-management share plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

          General

      The maximum number of Class A common shares in the aggregate that may be subject to awards under our non-management share plan, share incentive plan and directors’ incentive plan will not exceed   million. The number of Class A common shares subject to outstanding awards, the exercise price of outstanding awards and other award terms, are subject to appropriate adjustment on account of share splits, share dividends, mergers, recapitalizations and other significant events relating to our Class A common shares.

Our Class A common shares that are covered by awards that expire, terminate, lapse or are cancelled will again be available for the grant of awards under our non-management share plan. In addition, our Class A common shares purchased on the open market by a direct or indirect subsidiary may be used to satisfy awards, and these repurchased shares will not count against the maximum number of Class A common shares available for awards under any share incentive plan, non-management share plan or non-employee directors’ incentive plan. Our Class A common shares issued under the non-management share plan will consist of newly issued Class A common shares or shares that are purchased by a direct or indirect subsidiary.

          Administration

      The non-management share plan will be administered by the compensation committee of our board of directors, which may delegate its duties and powers in whole or in part as it determines. Our board of directors, however, may, in its sole discretion, take any action delegated to the committee as it deems necessary. The compensation committee will be authorized to interpret the non-management share plan, to establish, amend and rescind any rules and regulations relating to the non-management share plan and to make any other determinations that it deems necessary or desirable for the administration of the non-management share plan.

          Eligibility

      We currently expect that each of our employees and service providers and employees and service providers of some of our affiliates who do not have the title of a “partner” or a title of comparable dignity will be eligible to participate in the non-management share plan, subject to applicable laws in each jurisdiction.

          Awards

      We will grant each participant an option to purchase our Class A common shares that have an aggregate fair market value, as determined on the date of grant of such option, equal to approximately 10% of the average base salary of all participants in his or her level. No participant, however, will be granted an option to purchase our Class A common shares that have an aggregate fair market value, as determined on the date of grant, in excess of $25,000. The exercise price per Class A common share under an option will be no less than 85% of the fair market value of a Class A common share on the date the option is granted. The term of each option will be no greater than 27 months from the date of grant and, subject to the compensation committee’s discretion and adjustments required by applicable law, each option generally will vest in three equal installments on the ninth, eighteenth and twenty-sixth month anniversaries of the date of grant. An option may be exercised for all or any part of the Class A common shares for which it is then exercisable for a period of 30 days from the date it vests. Any vested options that have not been exercised during this 30-day period will be automatically forfeited unless there has been a change in control.

          Change in Control

      In the event of a change in control, unless specifically provided otherwise in an award document, outstanding options will become fully vested and exercisable and any restrictions applicable to options will automatically lapse. The compensation committee may provide for the cancellation of an option and payment of cash or other consideration to the holder of the option in consideration for such cancellation.

          Amendment and Termination

      Our board of directors may amend, alter or discontinue the non-management share plan. Our board of directors may not, however, amend, alter or discontinue the non-management share plan in a manner that would increase the number of Class A common shares authorized for the non-management share option plan without the approval of our shareholders and, until June 30, 2005, without the approval of a majority of our independent directors. In addition, without a participant’s consent our board of directors may not amend, alter or discontinue the non-management share plan in a manner that would materially impair the participant’s rights or obligations under any option granted under the plan.

      The non-management share plan will terminate upon the earlier of the termination of the non-management share plan by our board of directors or the third anniversary of the effective date of the plan.

2003 Non-Employee Directors’ Incentive Plan

      We intend to adopt an incentive plan for our outside directors.

Further Share Plans for Employees or Service Providers outside the United States

      Our board of directors or compensation committee also may establish further employee share plans for employees or service providers outside of the United States, which will be based upon our share incentive plan and non-management share plan but modified to take account of tax, legal and exchange control requirements outside the United States. All allocations will count against the maximum number of Class A common shares that may be subject to awards granted under our share incentive plan and non-management share plan.

ARRANGEMENTS WITH THE PRICEWATERHOUSECOOPERS NETWORK OF FIRMS

      In connection with our separation from the PricewaterhouseCoopers network of firms, substantially all of these firms with management consulting and technology services businesses will transfer to us, directly or indirectly, the assets and liabilities comprising these businesses in separate transactions. For more information regarding the assets and liabilities being transferred to us in these transactions, see our unaudited pro forma combined financial statements and notes to these statements. In addition, the businesses being transferred to us do not include some PricewaterhouseCoopers consulting or advisory services businesses that historically have not been operated together with the businesses being transferred to us. Instead, they have been more integrated or associated with other businesses within the PricewaterhouseCoopers network of firms. These other consulting or advisory services businesses include:

•	global risk management services, which include small-scale enterprise resource planning software implementations, security consulting, project management and data management services,

•	treasury and credit risk management services for financial services companies, which include some packaged software implementation services, and

•	financial advisory services for companies involved in reorganizations and bankruptcies, which include business process consulting services.

The assets and liabilities and results of operations of these other businesses are not included in our financial statements.

      We will issue our equity or equity of our subsidiaries to various firms in the PricewaterhouseCoopers network, and partners or shareholders of some other firms in the network, in connection with our separation in a variety of ways. Firms in the PricewaterhouseCoopers network, or their partners or shareholders, transferring their management consulting and technology services businesses to us will exchange their interests in these businesses for our equity or equity of our subsidiaries. Some firms may receive cash in exchange for their interests. Other firms of the PricewaterhouseCoopers network will fall into one of the following categories:

•	Firms with no management consulting and technology services businesses. If these firms enter into noncompetition agreements with us, we will give them a cash payment.

•	Firms not invited to transfer their management consulting and technology services businesses to us. Except as described below, if these firms agree to enter into noncompetition agreements with us and wind down their management consulting and technology services businesses that would not be allowed to compete with us pursuant to the terms of the noncompetition agreements, we will give them a cash payment. Otherwise, they will lose the right to use the PricewaterhouseCoopers name in connection with their management consulting and technology services businesses, and we will be free to compete with them. In the case of firms with business process management services businesses that are not being transferred to us, these businesses will remain with the PricewaterhouseCoopers firms and continue to be operated. Excluding business process management services businesses, the management consulting and technology services businesses of firms not invited to transfer these businesses represented approximately 2% of our revenues for fiscal year 2001. The business process management services businesses not being transferred to us represented approximately 3% of our revenues for fiscal year 2001.

•	Firms electing to transfer their management consulting and technology services businesses to us but which are unable to satisfy participation conditions at the time of the concurrent Class A common shares offering. The board of the global coordinating entity for the PricewaterhouseCoopers network of firms, in its good faith discretion, has the right under the rollup agreements to allow these firms to complete the transfer to us within a period of time, not to exceed one year, following the closing of the concurrent Class A common shares offering. If this board grants such an extension, we are required to close the transfer during the extension period pursuant to the terms of the rollup agreement. If this board does not grant such an extension or if a PricewaterhouseCoopers firm ultimately fails to consummate a transfer within the extension period, the firm will be asked to enter into a noncompetition agreement with us, to wind down its management consulting and technology services business that would not be allowed to compete with us pursuant to the terms of the noncompetition agreement and to execute a shareholders agreement if applicable. If the firm enters into these arrangements with us, we will give them a cash payment or Class A common shares, at our discretion, which shares would be in an amount less than the firm would have received if it had transferred its management consulting and technology services business to us. If the firm fails to enter into these arrangements with us, the firm may no longer use the PricewaterhouseCoopers name in connection with its management consulting and technology services business, and we will be free to compete with the firm. We currently expect that the PricewaterhouseCoopers firm in China will transfer its management consulting and technology services business to us after the closing of this offering due to regulatory reasons.

      The amount of consideration to be paid to the PricewaterhouseCoopers firms that enter into a noncompetition agreement with us will depend on a variety of factors, including the size of the particular PricewaterhouseCoopers firms. The total compensation paid to these firms is not expected to exceed $  million.

      In connection with our separation, we or one of our subsidiaries have entered or will enter into the following agreements with firms in PricewaterhouseCoopers network, which are described below in more detail:

•	Rollup Agreements,

•	Business Process Management Services Transfer Agreement,

•	Transition Services Agreements,

•	Redemption and Non-Competition Agreements,

•	Shareholders Agreement,

•	Assignment and Assumption Agreements,

•	Sublease Agreements and

•	Master License Agreements.

      In addition, the firms in the PricewaterhouseCoopers network will enter into country-specific agreements necessary to implement the local structure of the separation transaction. A form of each of the agreements described below has been filed as an exhibit to the registration statement of which this prospectus forms a part. In the aggregate, we expect that, following our separation, we will continue to owe the PricewaterhouseCoopers firms between $500 million and $600 million relating to accounts payable, accrued payroll and other accrued liabilities.

      For purposes of the following summaries of these agreements, the reference to “date of our separation” means the date on which a PricewaterhouseCoopers firm transfers its management consulting and technology services business to us, some of which may occur after the closing of the concurrent offerings.

Rollup Agreements

      Each firm in the PricewaterhouseCoopers network that will participate in our separation has entered into a rollup agreement with us or Monday SCA pursuant to which, shortly before the closing of the concurrent offerings, the firm will place its management consulting and technology services business in escrow. In a number of countries, we have entered into rollup agreements directly with the partners or shareholders of some of the PricewaterhouseCoopers firms because these partners or shareholders directly own either the assets of, or equity in, a management consulting and technology services business that is being transferred to us. The countries include Australia, Belgium, France, Iceland, Italy, Pakistan, Portugal, Sweden and Switzerland. Immediately prior to the closing of the concurrent offerings, the management consulting and technology services businesses being transferred to us will be released to us from escrow. As a result of our separation, our partners will withdraw from their respective PricewaterhouseCoopers firms and, along with the other employees of the management consulting and technology services businesses, will become our employees or employees of one of our subsidiaries.

      The respective rollup agreements have substantially similar terms and provide for, among other things, the transfer from these firms to us, directly or indirectly, of the assets and liabilities which together will comprise our business. Changes necessary to reflect the local structure of the separation transaction in a specific country and other local requirements or agreements that are unique to different jurisdictions are provided in a local structure term sheet for each firm, which is attached to that firm’s rollup agreement as an exhibit.

          Separation from the PricewaterhouseCoopers Network

      Each PricewaterhouseCoopers firm participating in our separation will transfer the assets and liabilities comprising its management consulting and technology services business, or exchange the equity interests in entities holding these assets, for our equity or equity of one of our subsidiaries. The aggregate number of Class A common shares we will issue to these firms, or in some cases their partners and shareholders, is       million, which, assuming an estimated initial public offering price of $     , will have an aggregate value of approximately $      billion. In connection with their withdrawal from their respective PricewaterhouseCoopers firms, our partners will receive approximately      million of these Class A common shares, which will have an estimated aggregate value of approximately $    million. Approximately     million shares issued to one of the PricewaterhouseCoopers firms will be purchased by Monday Ltd or one of its subsidiaries immediately after the closing of the concurrent offerings, resulting in approximately       million shares outstanding. For purposes of calculating the number of Class A common shares and value of these shares in the prior sentences, we have treated all shares issued by our subsidiaries in connection with our separation as if they had been redeemed or exchanged on a one-for-one basis for our Class A common shares. Some firms may receive cash in exchange for their interests.

      Each rollup agreement contains customary representations and warranties made by us and by the PricewaterhouseCoopers firm participating in the separation with respect to the businesses being transferred to us. All representations and warranties will terminate on the closing of our separation and no party to the rollup agreement will have liability due to any breach of representations and warranties.

      Each rollup agreement also contains customary conditions to the consummation of our separation. In addition to the customary conditions, the rollup agreements also include a closing condition requiring that the per share price of our Class A common shares as set forth in the underwriting agreement for the concurrent Class A common shares offering is approved by at least 75% of the global board of PricewaterhouseCoopers International Limited, which is the global coordinating body for the PricewaterhouseCoopers network, and a closing condition requiring that PricewaterhouseCoopers LLP, the United States firm, receive a no-action letter from the Securities and Exchange Commission confirming that our activities will not be attributed to the PricewaterhouseCoopers network for purposes of the SEC independence rules.

      Each rollup agreement contains customary covenants made for our benefit by the PricewaterhouseCoopers firm and customary covenants made by us for the benefit of the PricewaterhouseCoopers firm. In addition to customary covenants relating to our actions after the concurrent offerings, the rollup agreements contain the following covenants:

•	a covenant requiring compliance with the terms of the SEC no-action letter and

•	a covenant governing our and our affiliates’ rights to use the PwC Consulting name, and a limited right to use the PricewaterhouseCoopers name for up to four years.

      Each PricewaterhouseCoopers firm participating in our separation also has agreed to a covenant stating that if the closing under its rollup agreement is not consummated, except through no fault of the PricewaterhouseCoopers firm or as a result of failure to obtain partner approval:

•	the firm will discontinue the use of the PricewaterhouseCoopers name in connection with its management consulting and technology services business within six months and

•	we will be permitted to compete with the firm and use the PricewaterhouseCoopers name in connection with our business.

          Allocation of Shares to the PricewaterhouseCoopers Firms

      The allocation of Class A common shares and Monday SCA Class I common shares among the PricewaterhouseCoopers firms was based upon an agreed methodology taking into account a variety of factors, including the following:

•	expenses incurred by the various firms for the general benefit of the PricewaterhouseCoopers network of firms, such as transaction costs relating to our separation and global or regional redundancy costs,

•	the net book value of the management consulting and technology services businesses that are being contributed to us and

•	the relative value of the management consulting and technology services businesses being contributed to us, which takes into account factors such as the revenues, profits and growth trends of each business.

          Noncompetition Arrangements

      Each of the rollup agreements contains noncompetition arrangements among us, each participating PricewaterhouseCoopers firm and PricewaterhouseCoopers International Limited. For a period of five years after our separation, we and our affiliates will not engage, directly or indirectly, or make an equity investment in any person or enter into a strategic alliance with any person for the purpose of engaging, in the provision of tax, audit and other services, as defined below. In turn, the participating PricewaterhouseCoopers firms, PricewaterhouseCoopers International Limited and other parties bound by the non-compete arrangements will not engage, directly or indirectly, or make an equity investment in any person or enter into a strategic alliance with any person for the purpose of engaging, in the provision of consulting services, as defined below. The term of the noncompetition arrangements may be of shorter duration in some countries due to legal restrictions on enforceability.

      However, each rollup agreement permits each participating PricewaterhouseCoopers firm, PricewaterhouseCoopers International Limited and other parties bound by the non-compete arrangements to acquire or merge with another party that provides some consulting services accounting for less than 50% of its total revenues as long as the consulting services are divested no later than twelve months after the acquisition or merger. Conversely, we may acquire or merge with another party that provides tax, audit and other services accounting for less than 50% of its total revenues so long as we divest these services no later than twelve months after the acquisition or merger. The rollup agreements also do not prohibit the investment or the retention of an investment by any of the restricted parties in no more than 5% of the issued and outstanding ownership interests of a business engaged in consulting services or tax, audit and other services, as the case may be.

      In addition, for a period of three years after our separation, we, on the one hand, and each participating PricewaterhouseCoopers firm, PricewaterhouseCoopers International Limited and other parties bound by the non-compete arrangements, on the other hand, have agreed not to solicit, recruit, hire or encourage to leave their employment, each other’s partners or client service staff, unless such partner or employee has not been so employed for at least 12 months. For this purpose, general solicitations or advertisements will not be deemed to be solicitations. The term of the nonsolicitation restrictions may be of shorter duration in some countries due to legal restrictions on enforceability.

      The rollup agreements generally define consulting services to include the following:

•	corporate-wide strategic planning services, except human resources services, tax and legal services, transaction services, corporate finance services and business recovery services,

•	large scale process services that transform and change multiple departments or organizations within a business and involve multiple applications, modules or subcomponents, except human resources services,

•	large scale information technology implementation and integration services that involve multiple departments or organizations within a business and involve multiple applications, modules or subcomponents, except risk management systems and treasury systems,

•	managed application solutions, comprising business process outsourcing, application outsourcing services, application services provision, information technology outsourcing and hosting services, except for internal audit services, security and compliance services, treasury, corporate finance, business recovery, dispute analysis and investigation and transactions services, tax and legal services, Internet-based information portal services, bookkeeping and company administrative services and pension benefits and human resources services, and

•	within a particular country or region, other services provided by us at a substantial level, which level varies by country or region, so long as the PricewaterhouseCoopers firm in that country or region does not provide these services at a substantial level in that country or region or the PricewaterhouseCoopers firms, taken together, do not provide these services at a substantial level on a worldwide basis, in each case immediately after giving effect to our separation.

      Consulting services generally do not include, however, any services to a particular client if the client’s aggregated consolidated revenues, including revenues of other companies under common control with the client, in the country where such services are to be performed are less than an amount that varies depending on the country. In the United States, the client’s revenues must be less than $400 million. In the United Kingdom and Germany, the revenues must be less than $1 billion. In addition, consulting services may not include any services to a particular client if the client’s aggregate annual worldwide consolidated revenues, including revenues of other companies under common control with the client, are $5 billion or more. In some countries, the noncompetition arrangements do not restrict the PricewaterhouseCoopers firms from performing consulting services for a number of specified companies and organizations or types of companies or organizations.

      The rollup agreements generally define tax, audit and other services to include the following:

•	attestation, including accounting, regulatory and audit services,

•	tax services, including consulting and compliance services, and legal services,

•	corporate finance, business recovery, dispute analysis and investigation services and transaction services, except corporate-wide strategic planning, information technology and outsourcing opportunities and merger integration and restructuring services and privatization services for international funding organizations or institutions,

•	assurance services, including risk management and systems assurance services, which do not include information technology, data warehousing, customer management, systems integration, world wide web services or the conduct or publication of surveys,

•	pension and benefit actuarial services and

•	within a particular country or region, other services provided by the PricewaterhouseCoopers firm at a substantial level, which level varies by country or region, so long as we do not provide these services at a substantial level either in the particular country or region or on a worldwide basis, in each case as of our separation.

          Indemnification

      By the PricewaterhouseCoopers firms. Each PricewaterhouseCoopers firm participating in our separation will indemnify PricewaterhouseCoopers International Limited, us and our respective affiliates and each of our respective officers, directors, employees, consulting partners, agents and representatives against claims and losses arising from:

•	any breach of any obligation of the PricewaterhouseCoopers firm or any of its subsidiaries contained in the transaction agreements,

•	any of the excluded liabilities not assumed by us, which generally includes liabilities that do not relate to the management consulting and technology services businesses transferred to us, or

•	any of the excluded assets not transferred to us, which generally includes liabilities that do not relate to the management consulting and technology services businesses transferred to us.

      The indemnification provisions do not cover losses incurred due to breaches of the representations and warranties made by the PricewaterhouseCoopers firm in the rollup agreements or losses incurred by any of our partners with respect to excluded taxes.

      By us. From and after the closing of the concurrent Class A common shares offering, we will indemnify each PricewaterhouseCoopers firm participating in our separation, its affiliates, PricewaterhouseCoopers International Limited and each of their respective officers, directors, employees, partners, agents and representatives against claims and losses arising from:

•	any breach of any of our obligations or any of our affiliates’ obligations contained in the transaction agreements,

•	any of the liabilities assumed by us, which generally include pre-closing liabilities of the management consulting and technology services businesses transferred to us,

•	any of the acquired assets transferred to us or

•	the operation of the management consulting and technology services businesses after our separation.

      We also will indemnify PricewaterhouseCoopers International Limited, each PricewaterhouseCoopers firm participating in our separation, their respective officers, directors, employees, partners and agents and each person who controls, within Section 15 of the Securities Act of 1933 or Section 20 of the Securities and Exchange Act of 1934, against claims and losses arising from material misstatements or omissions in the registration statement of which this prospectus forms a part.

      The indemnification provisions do not cover losses incurred due to breaches of the representations and warranties made by us and our subsidiaries in the rollup agreements.

      The indemnification obligations by each PricewaterhouseCoopers firm participating in our separation, on the one hand, and by us, on the other hand, will not terminate except through the operation of applicable statutes of limitation and only apply to losses in excess of available insurance.

      The rollup agreements also specify procedures with respect to claims subject to indemnification and related matters.

          Termination

      The rollup agreements may be terminated under some circumstances. Some provisions of each rollup agreement, including those relating to a failure to consummate the closing, confidentiality, publicity and expenses, survive the termination of the rollup agreements.

          Net Book Value Adjustment

      Each PricewaterhouseCoopers firm participating in our separation has agreed that its management consulting and technology services business transferred to us by it shall have a predetermined net book value at closing. The amount varies from firm to firm. The aggregate predetermined net book value as defined in the rollup agreements is approximately $           million.

      Within 90 days after our separation, each PricewaterhouseCoopers firm participating in our separation will prepare and deliver to us a closing statement stating the net book value of the management consulting and technology services business transferred to us by the firm.

      The applicable net book value will become final and binding on the parties on the 90th day following the delivery of the closing statement, unless we deliver to the PricewaterhouseCoopers firm written notice of disagreement before this date. In this case, we and the firm will try to resolve our differences during the next 20 business days. If we cannot agree on the final net book value, the dispute will be submitted to a determination by an independent accounting firm and this determination of the net book value will become final.

      Within four business days after the net book values become final and binding on the parties, either we will pay the firm the amount by which the net book value of the assets contributed to us by that firm exceeds the assumed net book value or the firm will pay us the amount by which the net book value of these assets is less than the assumed net book value. Any undisputed amounts will be paid once final.

          Dispute Resolution

      Disputes among the parties to each rollup agreement will be submitted to arbitration, subject to provisions described in the local structure term sheet attached as an exhibit to each rollup agreement.

Business Process Management Services Transfer Agreement

      In connection with our separation, some of the PricewaterhouseCoopers firms will transfer a portion of the PricewaterhouseCoopers business process management services business to Monday SCA. The business to be transferred primarily involves a group of related contracts and related assets and liabilities. The PricewaterhouseCoopers firms that own this business will enter into a transfer agreement with Monday SCA pursuant to which these firms will transfer this business to Monday SCA. Pursuant to the transfer agreement, some of the PricewaterhouseCoopers partners involved with this business will withdraw from their PricewaterhouseCoopers firms and become our employees or employees of one of our subsidiaries and will receive our Class A common shares, Monday SCA shares or exchangeable shares of one of Monday SCA’s subsidiaries in exchange for their partnership interests.

      The transfer agreement will contain representations and warranties substantially similar to those contained in the rollup agreements. As in the rollup agreements, all representations and warranties will terminate on the closing of our separation, and no parties to the transfer agreement will have liability due to any breach of the representations and warranties. In addition to containing conditions that are substantially similar to the conditions in the rollup agreements, the transfer agreement will contain a condition that all PricewaterhouseCoopers firms party to the transfer agreement close the transfer of their business process management services business, unless PricewaterhouseCoopers International Limited determines that failure to do so by a party is not material to this business as a whole.

      The PricewaterhouseCoopers firms party to the agreement will indemnify us for liabilities relating to this business. The noncompetition provisions in the rollup agreements that relate to business process management services will govern the business transferred to us and the business process management services assets and liabilities that will remain with the PricewaterhouseCoopers network of firms. The net book value adjustment provisions of the transfer agreement are substantially the same as in the rollup agreements. The closing of the transfer of this business will occur simultaneously with the closing of our separation.

Transition Services Agreements

      Each firm in the PricewaterhouseCoopers network that participates in our separation will enter into a transition services agreement with us or with one of our operating units. These transition services agreements are necessary to assist us to function as a stand-alone entity until we develop our own systems and support functions.

          Services the PricewaterhouseCoopers Firms are Providing to Us

      Under the transition services agreements, the participating PricewaterhouseCoopers firms will provide us the same or similar services we received prior to our separation for a period of up to three years from the closing of the concurrent Class A common shares offering. Our intention is to terminate the services provided to us by the PricewaterhouseCoopers firms as soon as is reasonably practicable. As required by the SEC, these services will be provided at cost. These costs will include direct costs of the services, the overhead directly attributable to providing the services and transaction taxes. The services provided to us by the PricewaterhouseCoopers firms under each transition services agreement may include a combination of:

•	infrastructure, including facilities management, office services, travel, procurement and physical security,

•	technology solutions, including telecommunications, network services, electronic security, application hosting, personal computer deployment and management,

•	knowledge management, including document retention,

•	human resources, including PeopleSoft Informational Systems Support,

•	training, including learning information repositories and course evaluations,

•	finance, including transaction processing and time and expense processing,

•	public company financial and accounting information services, including supply of information necessary for us to prepare our own public company reports and

•	other services, including support services, help desk services, enterprise application development, project services, event support and risk management services.

          Growth and Transition

      The PricewaterhouseCoopers firms will provide us with an increased volume of services as we undergo natural growth in our existing markets through the offer of our existing products. The PricewaterhouseCoopers firms also may provide us with additional services to meet our growth needs arising on account of changes in our structure, changes in the services offered to our clients or our services delivery processes, but they are not obligated to do so. In addition to paying for the operating costs for the volume of services we will receive as of the date of the closing of the concurrent Class A common shares offering, we will also pay for operating, investment and termination costs related to any increased volume or additional services provided to us after our separation.

          Performance Levels

      Under the transition services agreements, the PricewaterhouseCoopers firms will perform the services provided to us at the closing of the concurrent Class A common shares offering with a level of accuracy, quality, completeness, timeliness, priority and responsiveness that meets the level of performance they deliver to their own operations. Any additional services provided to us will be provided at a performance level mutually agreed upon by the PricewaterhouseCoopers firms and us. With regards to financial and accounting information services, we have specified that they are to be provided with a level of accuracy and timeliness that allow us to comply with our public disclosure obligations.

          Limitation of Liability

      Generally, under the transition services agreements, the aggregate liability arising from disputes or claims between us and of each of the PricewaterhouseCoopers firms will be limited to the aggregate fees paid for services during the six month period immediately preceding the event giving rise to the claim, or in the case of an event giving rise to liability occurring during the first six months of the transition services agreement, the total fees budgeted to be payable during this initial six month period.

          Confidentiality

      We and the PricewaterhouseCoopers firms will agree to hold in confidence and not disclose to any third party any confidential information received in connection with providing or receiving services under the transition services agreements. We and the PricewaterhouseCoopers firms will also agree to use all confidential information received by either of us solely in connection with the provision or receipt of services under the transition services agreements.

          Indemnification

      We and the PricewaterhouseCoopers firms will agree to indemnify, defend and hold harmless each other and any of our directors, officers, employees, partners, principals, successors and permitted assigns from uninsured losses arising from, by reason of or resulting from claims by third parties arising from, relating to or in connection with a breach of the provisions of the transition services agreements or negligence causing death, personal injury or damage to real or tangible personal property or the gross negligence, fraud or reckless or willful misconduct by the indemnifying party, except to the extent caused by the breach, negligence or other fault of the indemnified party or its contract personnel or any other agents who are managed by the indemnifying party. The aggregate liability under this indemnification of each of the PricewaterhouseCoopers firms and us will be limited to the aggregate fees paid for services during the twelve month period immediately preceding the event giving rise to the claim under each transition services agreement that it is a party to, or in the case of an event giving rise to the claim occurring during the first twelve months of the transition services agreement, the total fees budgeted to be payable during this initial twelve month period.

          Assignment

      Assignment of our rights and obligations under the transition services agreements, other than to a subsidiary existing and receiving services at the closing of the concurrent Class A common shares offering, requires the applicable PricewaterhouseCoopers firm’s prior consent. In the event we experience a change of control, subject to SEC approval, each PricewaterhouseCoopers firm will thereafter be able to charge a market price for its services under the transition services agreements and the remaining term of the transition services agreements may be shortened to one year from notification of the change of control. The PricewaterhouseCoopers firms may assign the transition services agreements to any entity without our prior consent, but the assignment will not relieve the PricewaterhouseCoopers firms of their obligations, and we will not be required to incur any increased costs or taxes as a result of any such assignment.

          Termination

      The transition services agreements will expire on the third anniversary of the closing of the concurrent Class A common shares offering unless otherwise terminated in accordance with the transition services agreements. We may terminate any service at any time, if we also terminate any non-separable services. For the volume of services provided to us, as of the closing of the concurrent Class A common shares offering, we will not be obligated to pay any costs related to termination if we deliver notice of such termination to the PricewaterhouseCoopers firm providing the service 180 days prior to such termination. Upon termination, we will have to pay investment and other termination costs relating only to an increase in the volume of those services provided to us as of the closing of the concurrent Class A common shares offering and to services that are different from those we receive as of the closing of the concurrent Class A common shares offering. If we terminate any service with less than 180 days’ notice, we will pay for any incremental costs attributable to the failure to provide 180 days’ notice.

Assignment and Assumption Agreements, Sublease Agreements and Master License Agreement

      While conducting business as part of the PricewaterhouseCoopers network of firms, we have shared the use of a significant portion of our real estate with the audit, tax and other businesses of the PricewaterhouseCoopers network. Most of this real estate has been leased by the firms from third parties. Prior to the closing of the concurrent Class A common shares offering, the right to use most of the leased real estate we currently occupy will be transferred to us, subject to the obtaining of any required landlord consent, through one of the three agreements listed below.

•	Assignment and Assumption Agreements. For locations where we use 75% or more of the entire space covered by the applicable lease or where we now use the predominant portion of the entire space covered by the applicable lease but intend to use the entire space, the lease will be assigned to us pursuant to an assignment and assumption agreement, unless it is reasonably agreed by us and the applicable PricewaterhouseCoopers firm to enter into a sublease or license agreement to avoid the need to seek a landlord consent or to facilitate the obtaining of any landlord consent. The agreement will contain customary provisions, including assignment of lease responsibilities accruing after the effective date of the assignment and indemnification. For locations where we use less than 75% of the entire space covered by the applicable lease or where we now use the predominant portion of the entire space covered by the applicable lease but intend to use the entire space, the portion of the space not used by us at the time of the closing of the concurrent Class A common shares offering will be subleased or licensed back to the applicable PricewaterhouseCoopers firm, using the form of sublease or license agreement described below.

•	Sublease Agreements. If we use a portion of the entire space covered by the applicable lease that is less than 75% of the entire space, the lease for this space will not be assigned to us as described above and this portion is segregated from portions of the space used by other businesses of the PricewaterhouseCoopers firms, the right to use this portion will be transferred to us through a sublease agreement unless it is reasonably agreed by us and the applicable PricewaterhouseCoopers firm to enter into a license agreement to avoid having to obtain a required landlord consent or to facilitate obtaining any required landlord consent. The sublease generally will reflect the provisions of the applicable lease to the extent allocable to the subleased portion.

•	Master License Agreements. If our use of a portion of the entire space covered by the applicable lease is intermingled with the use of other portions of the same space by other businesses of PricewaterhouseCoopers firms to an extent that the portion used by us is not segregated for the purposes of a sublease, and the lease for this space will not be assigned to us as described above, a license agreement will be used to license to us the right to occupy this portion of the space. Generally, only one master license agreement will be signed for each country or region. Our license agreements and the license fee payable as a result generally will reflect the provisions of the applicable lease to the extent applicable to a license and allocable to the licensed portion.

Redemption and Non-Competition Agreement

      See “Arrangements with Our Partners—Redemption and Non-Competition Agreement” for a description of this agreement.

Shareholders Agreement

      Prior to the concurrent offerings, some of the PricewaterhouseCoopers firms and partners or shareholders of some other firms in the network will enter into a shareholders agreement with us. This agreement is applicable only if these firms and their partners and shareholders do not completely liquidate their holdings in us as a result of the concurrent Class A common shares offering.

          Covered Shareholders and Covered Shares

      In this description, the terms “shareholder” or “shareholders” refer to each PricewaterhouseCoopers firm and partners or shareholders of some other firms in the network, including custodial arrangements, that will receive or will have the right to receive our Class A common shares, Monday SCA Class I common shares or exchangeable shares of one of Monday SCA’s subsidiaries in our separation. The terms “share” or “shares” refer to Monday SCA Class I common shares issued in our separation, exchangeable shares of one of Monday SCA’s subsidiaries issued in our separation and our Class A common shares either issued in our separation or which the shareholders may receive upon redemption of Monday SCA Class I common shares or upon exchange of exchangeable shares of one of Monday SCA’s subsidiaries, unless specifically stated otherwise.

          Share Transfer Restrictions

      Except with respect to a permitted transfer in connection with a registered offering as discussed below and other limited exceptions, the shareholders will not be permitted to transfer any shares. Between the first and second anniversaries of the closing of the concurrent Class A common shares offering, in addition to any sales made pursuant to a registration statement, PricewaterhouseCoopers firms’ partners may sell our shares, whether covered by the shareholders agreement or not, provided that a partner may make only one sale per each three-month period and the number of shares sold in any one sale does not exceed 10% of the aggregate number of shares then held by such partner. Until the first anniversary of the closing of the concurrent Class A common shares offering, holders of Monday SCA Class I common shares generally will not be able to have their shares redeemed for our Class A common shares, but PricewaterhouseCoopers International Limited can require a redemption during this period to comply with auditor independence rules. There will also be a lock-up period imposed by the underwriters as described in “Underwriters.”

          Registration Rights

      Registration Statements. Subject to customary limitations and lock-up restrictions, one time per year and, additionally, at any time it is necessary for shareholders to divest some or all of their Class A common shares to comply with auditor independence rules, during the five consecutive one-year periods following the closing of the concurrent Class A common shares offering, we will file a registration statement under the Securities Act of 1933 for the offering of our Class A common shares, provided the offering meets a minimum aggregate offering value. All shareholders will be entitled to participate in each registration. To the extent necessary to comply with the terms of the Securities and Exchange Commission no-action letter, each year the PricewaterhouseCoopers network of firms will determine the target share amount to be sold for each PricewaterhouseCoopers firm and other shareholders that will receive shares in our separation. If the amount of our Class A common shares requested to be included in a registration statement exceeds the amount that can be sold within the price range acceptable to the shareholders holding a majority of the shares, Class A common shares will be included first for the shareholders who have been requested to register their Class A common shares to meet their target share amounts, and any additional Class A common shares will be included on a pro rata basis. After the first anniversary of the closing of this offering, we expect to file a shelf registration statement covering resales of Class A common shares subject to the shareholders agreement. Once this shelf registration statement is effective, the demand registration rights described in this paragraph will no longer be applicable.

      Piggyback Registration. If at any time we propose to register the sale of any Class A common shares for cash under the Securities Act, subject to customary exceptions, we will provide notice to the shareholders and include in the registration all Class A common shares held by the shareholders which they request to be so included. To the extent necessary to comply with the terms of the proposed SEC no-action letter, the PricewaterhouseCoopers International Limited board will have the right to cause shareholders to include their Class A common shares in any registration and to subsequently divest the Class A common shares so registered. To the extent the amount of Class A common shares requested to be included in such registration statement exceeds the amount which can be sold within a price range acceptable to us, the Class A common shares will be included first for the shareholders who have been requested to register their Class A common shares to meet their target share amounts, and any additional Class A common shares will be included on a pro rata basis.

      Indemnification. In the shareholders agreement, we generally will agree to indemnify selling shareholders for any material misstatements or omissions contained in the prospectus used to sell those Class A common shares and for any violations by us of the securities laws. Our indemnification obligations will not apply to misstatements, omissions or violations of law which arise from information provided to us in writing by selling shareholders or by persons who control selling shareholders. Selling shareholders will agree to indemnify us for any of these misstatements, omissions or violations, but this indemnification will be limited to the amount of net proceeds received by the shareholders in the sale.

      Priority. We will not grant registrations rights with equal or better terms than those granted in the shareholders agreement. The shares covered by the shareholders agreement will have priority over the shares of any other of our shareholders other than shareholders exercising demand rights, if the shareholders that are party to the shareholders agreement are exercising piggyback rights, for inclusion in any registration statement.

      Expenses. We have agreed to pay all expenses incurred in connection with each registration statement described above, except for underwriting discounts and commissions relating to Class A common shares sold on behalf of shareholders.

Auditor Independence Rules and the Proposed Securities and Exchange Commission No-Action Letter

      In order to comply with auditor independence rules and the requirements set forth in the proposed Securities and Exchange Commission no-action letter, to the extent that the shareholders have not already done so, PricewaterhouseCoopers International Limited will have the right to cause the shareholders to dispose of all or any portion of their shares on a pro rata basis over a 5-year period following the closing of concurrent Class A common shares offering. Each shareholder will agree to hold its shares in a manner which will permit either a voluntary or mandatory timely sale of its shares in accordance with the terms of the proposed SEC no-action letter.

      One of the conditions contained in the proposed SEC no-action letter would deem a shareholder to have disposed of its shares when it has sold its shares to third parties pursuant to Rule 144 of the Securities Act or an effective registration statement or transferred its shares to its partners or shareholders, or persons holding similar designations, so long as these shares are freely transferable under the Securities Act and are free from any contractual transfer restrictions, all other requirements of the proposed SEC no-action letter are met and the ownership of these shares is no longer attributable to the PricewaterhouseCoopers network of firms.

          Voting

      In order to comply with the auditor independence rules and the conditions set forth in the proposed SEC no-action letter, all our shares held by any PricewaterhouseCoopers firm will be nonvoting.

          Term of Agreement

      The shareholders agreement shall terminate with respect to any shareholder on the date that such shareholder and its subsidiaries no longer own any shares.

ARRANGEMENTS WITH OUR PARTNERS

      In connection with our separation from the PricewaterhouseCoopers network of firms, our partners will enter into one or more of the following agreements with us or one of our subsidiaries:

•	Monday Ltd Voting Agreement,

•	Monday SCA Transfer Rights Agreement and

•	Redemption and Non-Competition Agreement.

      For purposes of the following summaries of these agreements, the reference to “date of our separation” means the date on which a PricewaterhouseCoopers firm transfers its management consulting and technology services business to us, which in some cases may occur after the closing of the concurrent offerings.

      These agreements have been filed as exhibits to the registration statement of which this prospectus forms a part.

Monday Ltd Voting Agreement

Persons and Shares Covered

      We and each of our partners who own our Class A common shares or our Class X common shares will enter into a voting agreement. Each person who becomes a partner in the future will also be required to enter into the voting agreement. The parties to the voting agreement, other than us, are referred to as covered persons. The shares covered by the voting agreement are listed below. These shares are referred to as covered shares.

•	Our Class X common shares that are beneficially owned by a partner.

•	Our Class A common shares beneficially owned by a partner as of, or prior to, the date of our separation.

•	Our Class A common shares acquired from us or acquired in order to comply with any written policy of ours regarding minimum share ownership, as adopted or amended from time to time, in either case, while being our employee or partner or in connection with becoming a partner.

•	Any exchangeable shares of one of Monday SCA’s subsidiaries that are beneficially owned by a partner.

      Covered shares also include any shares received by a covered person in exchange for or in respect of his or her covered shares by reason of bonus issues, stock dividends, share subdivisions, stock splits, reverse stock splits, share consolidations, spin-offs, split-ups, recapitalizations, combinations or exchanges of shares. Our Class A common shares purchased by a covered person in the open market or, subject to some limitations, in a subsequent underwritten public offering generally will not be subject to the voting agreement.

      When a covered person ceases to be our employee for any reason other than death, the covered person will continue to be bound by all the provisions of the voting agreement until the covered person holds all covered shares free from transfer restrictions described below, and thereafter he or she will no longer be bound, in general, by the provisions, including the voting provision, of the voting agreement.

      Upon any business combination, amalgamation, restoration, recapitalization or other extraordinary transaction involving directly or indirectly us, Monday SCA or, as a result of which the covered persons shall hold voting securities of an entity other than us, Monday SCA or one of Monday SCA’s subsidiaries that has issued exchangeable shares to our partners, the voting agreement will remain in effect with appropriate adjustments by our partners committee, which is described below.

          Transfer Restrictions

      By entering into the voting agreement, each covered person will agree, among other things, to:

•	except as described below, not transfer, and to maintain sole beneficial ownership of, his or her covered shares received on or prior to the date of our separation,

•	comply with the transfer restrictions relating to the covered shares imposed by the lock-up provisions described under “Underwriters,”

•	comply with other transfer restrictions in connection with securities offerings when requested to do so by us, and

•	comply with insider trading policies.

      Transfers include, among other things, any disposition of the economic risks of ownership of covered shares, including, with a limited exception, short sales, option transactions and use of derivative financial instruments or other hedging arrangements with respect to our securities.

          Class A Common Shares

      Current Partners. Subject to complying with the underwriters’ lock-up described under “Underwriters,” a partner may transfer Class A common shares beneficially owned by him or her to the extent necessary to pay taxes incurred in connection with the issuance of shares to him or her unless we make financing available, or to the extent these shares were received as repayment of such partner’s capital account or similar amounts the partner had previously contributed to his or her PricewaterhouseCoopers firm or in exchange for exchangeable shares issued in respect thereof. Class A common shares transferred for these reasons will not be deemed to be covered shares beneficially owned by such partner for purposes of calculating the cumulative percentages of covered shares permitted to be sold by such partner described below.

      Furthermore, covered persons who continue to be our employees will be permitted to transfer a percentage of the covered shares owned by them beginning on each anniversary of the date of our separation commencing on the first anniversary according to the schedule set forth below.

Cumulative percentage of covered	Years after the date of our
shares permitted to be transferred	separation

20%	1 year
40%	2 years
60%	3 years
75%	4 years
100%	The later of 5 years and termination of employment with us

      Notwithstanding the restrictions set forth above, during the first five years after the date of our separation, partners who terminate their employment with us at or after the age of 55 and are not in violation of their non-competition agreement and partners who, while an employee of ours, become disabled, as defined in the voting agreement, will be permitted to transfer all of the covered shares they own. All others who cease to be our employees during the five year period after the date of our separation will not be permitted to sell covered shares in accordance with the table set forth above and will instead be required to hold their covered shares until five years after the date of our separation. Subject to complying with the underwriters’ lock-up, our partners will be permitted to transfer Class A common shares distributed to them in respect of the restricted share units issued in connection with reductions in our partners’ cash compensation.

      New Partners in the Future. Each person who becomes a covered person after the date of the concurrent Class A common shares offering will agree in the voting agreement to be the sole beneficial owner of the number of Class A common shares, or options to acquire these securities, as may be required by us pursuant to written policies adopted by us from time to time.

          Class X Common Shares

      Our Class X common shares may not be transferred at any time except with our consent. Our board of directors will delegate the authority to grant this consent to our partners committee.

      We have the right to redeem Class X common shares at any time. We will agree in the voting agreement, however, to do so only if, after the redemption, a holder owns no fewer Class X common shares than the number of Monday SCA Class I common shares plus exchangeable shares issued by one of Monday SCA’s subsidiaries held by that holder.

          Subsidiary Exchangeable Shares

      Exchangeable shares issued by one of Monday SCA’s subsidiaries held by covered persons may not be transferred at any time, except that they may be exchanged for our Class A common shares beginning one year after issuance. Class A common shares received in exchange, however, will be subject to the transfer restrictions in the voting agreement as if they were owned as of the closing of this offering.

      Subject to customary limitations, we have agreed to file a shelf registration statement with the Securities and Exchange Commission one year after this offering, registering our Class A common shares issuable to covered persons in exchange for their exchangeable shares issued by one of Monday SCA’s subsidiaries and, subject to some exceptions, to use reasonable best efforts to maintain the effectiveness of such registration statement until all exchangeable shares issued by one of Monday SCA’s subsidiaries held by covered persons have been exchanged.

          Other Restrictions

      If we approve in writing a covered person’s pledge of his or her covered shares to another person, or pledgee, foreclosures by the pledgee on those shares, and any subsequent sales of those shares by the pledgee, are not restricted. The pledgee must give us a right of first refusal, however, to buy those shares at the market price before they are sold by the pledgee. Pledges of a covered person’s covered shares to us to secure obligations under the redemption and non-competition agreement, and foreclosures or sales by us, also are not restricted.

      In addition to the restrictions set forth above, covered persons will need to comply with applicable securities laws in connection with any transfer and may need to deliver an opinion of counsel in connection with any transfer.

      All covered shares beneficially owned by covered persons will, with limited exceptions, be registered in the name of a nominee for the covered person or held in the custody of a custodian until transfer of those shares is permitted under the voting agreement or as otherwise determined by our partners committee.

      All transfer restrictions applicable to a covered person under the voting agreement terminate upon death of the covered person, other than any underwriters’ lock-up restrictions.

          Voting

      Under the voting agreement, prior to any vote of our shareholders, a separate, preliminary vote of the covered shares owned by covered persons who are our employees will be taken on each matter upon which a vote of the shareholders is proposed to be taken. Subsequently, all of these covered shares will be voted in the vote of our shareholders in accordance with the majority of the votes cast in the preliminary vote.

      With respect to elections of directors, however, all covered shares owned by covered persons who are our employees will be voted in favor of the election of those persons receiving the highest numbers of votes cast in the preliminary vote. In the case of a vote for an amendment to our memorandum of association or bye-laws, or in connection with an amalgamation, liquidation, dissolution, sale of all or substantially all of our property and assets or any similar transaction with respect to us, all covered shares owned by covered persons who are our employees will be voted against the proposal unless at least two-thirds of the votes in the preliminary vote are cast in favor of the proposal, in which case all of these covered shares will be voted in favor of the proposal.

      By signing the voting agreement, each covered person gives our partners committee an irrevocable proxy for the term of the voting agreement to vote his or her covered shares on matters that are the subject of a preliminary vote in accordance with the preliminary vote and on other matters as our partners committee see fit in a manner consistent with the preliminary vote.

          Additional Restrictions

      The voting agreement also prevents covered persons from engaging in the following activities while employed by us with any person who is not a party to the voting agreement or a director, officer or employee acting in their capacity as such:

•	participating in a proxy solicitation with respect to any of our securities or securities of our subsidiaries,

•	depositing any covered shares in a voting trust or subjecting any of these shares to any voting agreement or arrangement,

•	forming, joining or in any way participating in a group that agrees to vote or dispose of any securities of ours or our subsidiaries in a particular manner,

•	making any announcement or responding to unsolicited requests for information regarding how a person intends to vote,

•	making any offer or proposal to acquire any of our securities or assets or any securities or assets of our subsidiaries,

•	seeking the removal of any member of our board of directors or any change in the composition of our board of directors,

•	participating in a call for any special meeting of our shareholders,

•	assisting, advising or encouraging any person to do any of the foregoing or

•	initiating or proposing any shareholder proposal.

          Securities and Exchange Commission Filings

      In the event that any covered person is required to file a report of beneficial ownership on schedule 13D or 13G of the Securities Exchange Act of 1934 with respect to covered shares, unless otherwise directed by our partners committee, the covered person will not file a separate report but will file a report together with the other covered persons. As a result of the voting agreement, we expect that a schedule 13D will be required on behalf of all covered persons as a group.

          Term and Amendment

      The voting agreement will be in effect for 50 years from April 30, 2002, unless it is earlier terminated by the vote of two-thirds of the votes represented by the covered shares owned by covered persons who are our employees. The transfer restrictions will not terminate upon the expiration or termination of the voting agreement unless they have been previously waived or terminated under the terms of the voting agreement. The voting agreement generally may be amended or waived at any time by the affirmative vote of two-thirds of the votes represented by the covered shares owned by covered persons who are our employees.

      Any amendment or waiver that has the effect of making our obligations under the agreement more onerous to us as well as any amendment or waiver of the transfer restrictions also requires our consent. Amendment or waiver of other provisions may require additional consent. For example,

•	any amendment or waiver that has the effect of materially changing the rights or obligations of our partners committee will require the approval of our partners committee and

•	any amendment to or waiver of the transfer restrictions that would make the transfer restrictions more onerous to a covered person will require the consent of the covered person.

      The transfer restrictions and the other provisions of the voting agreement may be waived at any time by our partners committee, with our prior written consent, to permit covered persons to:

•	participate as sellers in underwritten public offerings of Class A common shares and tender and exchange offers and share repurchase programs by us,

•	transfer covered shares to charities, including charitable foundations,

•	transfer covered shares held in employee benefit plans and

•	transfer covered shares in particular situations, such as to immediate family members and trusts.

      Our partners committee may also amend the voting agreement with our consent in connection with a restructuring of our separation that results in our reorganization as a United States or United Kingdom corporation. In addition, our partners committee may make amendments necessary to obtain a no-action letter from the Securities and Exchange Commission with respect to Section 16 of the Exchange Act.

          Administration

      The terms and provisions of the voting agreement will be administered by our partners committee, which generally will consist of members of our board of directors who are also our employees or employees of our subsidiaries holding the “partner” title or an equivalent title and who agree to serve as members of our partners committee. Our partners committee will have the sole power to enforce the provisions of the voting agreement.

      We will be responsible for all the expenses of our partners committee incurred in administering the voting agreement. Each covered person will be responsible for his or her own expenses incurred in connection with compliance with the voting agreement.

          Governing Law

      The voting agreement will be governed by the laws of the state of New York.

Monday SCA Transfer Rights Agreement

          Persons and Shares Covered

      Monday SCA and each of our partners who own Monday SCA Class I common shares will enter into a transfer rights agreement. Parties to the agreement, other than Monday SCA, are referred to as covered persons. The Monday SCA Class I common shares covered by the transfer rights agreement generally include all Monday SCA Class I common shares owned by a covered person, including shares received by such covered person in exchange for or in respect of his or her Class I common shares by reason of stock dividends, stock splits, reverse stock splits, spin-offs, split-ups, recapitalizations, combinations or exchanges of shares. The Monday SCA Class I common shares covered by the transfer rights agreement are referred to as covered shares.

      When a covered person ceases to be our employee for any reason other than death, the covered person will continue to be bound by all the provisions of the transfer rights agreement until the covered person holds all covered shares free from transfer restrictions described below and thereafter he or she will no longer be bound, in general, by the provisions other than continuing provisions of the transfer rights agreement.

      Upon any business combination, amalgamation, restoration, recapitalization or other extraordinary transaction involving directly or indirectly us or Monday SCA as a result of which the covered persons shall hold voting securities of an entity other than us or Monday SCA, the transfer rights agreement will remain in effect with appropriate adjustments made by our partners committee.

          Transfer Restrictions

      None of the covered persons will be permitted to request a redemption of his or her covered shares until one year after the closing of the concurrent Class A common shares offering. In addition, each covered person will agree, among other things, to:

•	except as described below, not transfer, and to maintain sole beneficial ownership of, his or her covered shares received on or prior to the date of our separation,

•	comply with the transfer restrictions relating to the covered shares imposed by the lock-up provisions of the underwriting agreement with respect to the concurrent Class A common shares offering and

•	comply with other transfer restrictions relating to Monday SCA Class I common shares when requested to do so by Monday SCA and with the insider trading policies of Monday SCA.

      Transfers include, among other things, exchanges for our Class A common shares and any disposition of the economic risks of ownership of covered shares, including, with a limited exception, short sales, option transactions and use of derivative financial instruments or other hedging arrangements with respect to securities of Monday SCA.

      Subject to complying with the underwriters’ lock-up, a partner may transfer covered shares beneficially owned by him or her to the extent necessary to pay taxes incurred in connection with the issuance of shares to him or her unless we provide financing, or to the extent these shares were received as repayment of such partner’s capital account or similar amounts the partner had previously contributed to his or her PricewaterhouseCoopers firm. Shares transferred for these reasons will not be deemed to be covered shares beneficially owned by such partner for purposes of calculating the cumulative percentages of covered shares permitted to be sold by such partner described below.

      Furthermore, covered persons who continue to be our employees will be permitted to transfer a percentage of the covered shares owned by them beginning on each anniversary of the date of our separation commencing on the first anniversary according to the schedule set forth below:

Cumulative percentage of covered	Years after the date of our
shares permitted to be transferred	separation

20%	1 year
40%	2 years
60%	3 years
75%	4 years
100%	The later of 5 years and termination of employment with us

      Notwithstanding the restrictions set forth above during the first five years after the date of our separation, partners who terminate their employment with us at or after the age of 55 and are not in violation of their non-competition agreement and partners who, while an employee of ours, become disabled, as defined in the transfer rights agreement, will be permitted to transfer all of the covered shares they own. All others who cease to be our employees during the five year period after the date of our separation will not be permitted to sell covered shares in accordance with the table set forth above and will instead be required to hold their covered shares until five years after the date of our separation.

      If Monday SCA approves in writing a covered person’s pledge of his or her covered shares to another person, or pledgee, foreclosures by the pledgee on those shares, and any subsequent sales of those shares by the pledgee, are not restricted, the pledgee must give Monday SCA a right of first refusal, however, to buy those shares at the market price of our Class A common shares before they are sold by the pledgee. Pledges of a covered person’s covered shares to Monday SCA to secure obligations under the redemption and non-competition agreement, and foreclosures or sales by Monday SCA, also are not restricted.

      In addition to the restrictions set forth above, covered persons will need to comply with applicable securities laws in connection with any transfer and may need to deliver an opinion of counsel in connection with any transfer.

      All covered shares beneficially owned by covered persons will, with limited exceptions, be registered in the name of a nominee for the covered person or held in the custody of a custodian until transfer of those shares is permitted under the transfer rights agreement or as otherwise determined by our partners committee.

      All transfer restrictions applicable to a covered person under the transfer rights agreement terminate upon death of such covered person other than any underwriters’ lock-up restrictions.

          Redemptions

      By signing the transfer rights agreement, each covered person will agree that the redemption price payable in connection with any redemption of such covered person’s covered shares under the Articles of Incorporation of Monday SCA may, at the option of Monday SCA, be paid in cash or Class A common shares.

      Subject to customary limitations, we have agreed to file a shelf registration statement with the Securities and Exchange Commission one year after the closing of the concurrent Class A common shares offering, registering our Class A common shares issuable to covered persons upon redemption of their Monday SCA Class I common shares and, subject to some exceptions, to use reasonable best efforts to maintain the effectiveness of such registration statement until all Monday SCA Class I common shares held by covered persons have been redeemed.

          Securities and Exchange Commission Filings

      In the event that any covered person is required to file a report of beneficial ownership on schedule 13D or 13G of the Securities Exchange Act of 1934 with respect to covered shares, unless otherwise directed by the partners committee, the covered person will not file a separate such report but will file a report together with the other covered persons.

          Term and Amendment

      The transfer rights agreement will be in effect for 50 years from April 30, 2002, unless it is earlier terminated by the affirmative vote of two-thirds of the votes represented by the covered shares owned by covered persons who are our employees. The transfer restrictions will not terminate upon the expiration or termination of the transfer rights agreement unless they have been previously waived or terminated under the terms of the agreement. The transfer rights agreement generally may be amended or waived at any time by the affirmative vote of two-thirds of the votes represented by the covered shares owned by covered persons who are our employees.

      Any amendment or waiver that has the effect of making the obligations of Monday SCA under the transfer rights agreement more onerous to Monday SCA as well as any amendment or waiver of the transfer restrictions also require the consent of Monday SCA. Amendment or waiver of other provisions may require additional consent. For example,

•	any amendment or waiver that has the effect of materially changing the rights or obligations of our partners committee will require the approval of our partners committee and

•	any amendment to or waiver of the transfer restrictions that would make transfer restrictions more onerous to a covered person will require the consent of the covered person.

      The transfer restrictions and the other provisions of the transfer rights agreement may be waived at any time by our partners committee, with Monday SCA’s prior written consent, to permit covered persons to:

•	participate as sellers in underwritten public offerings of Class I common shares and share repurchase programs and tender offers by Monday SCA,

•	transfer covered shares to charities, including charitable foundations,

•	transfer covered shares held in employee benefit plans and

•	transfer covered shares in particular situations, such as to immediate family members and trusts.

      Our partners committee may also amend the transfer rights agreement, with the consent of Monday SCA, in connection with a restructuring of our separation that results in Monday Ltd being reorganized as a United States or United Kingdom corporation and Monday SCA being reorganized under the laws of another jurisdiction.

          Administration

      The terms and provisions of the transfer rights agreement will be administered by our partners committee. Our partners committee will have the sole power to enforce the provisions of the transfer rights agreement.

      Monday SCA will be responsible for all the expenses of the partners committee incurred in administering the transfer rights agreement. Each covered person will be responsible for his or her own expenses incurred in connection with compliance with the transfer rights agreement.

          Governing Law

      The transfer rights agreement will be governed by the laws of Luxembourg.

Redemption and Non-Competition Agreement

          Persons Covered

      We or one of our subsidiaries generally will have entered into a redemption and non-competition agreement with each of our partners, other than our partners in some countries, including Australia and Germany, and other than our partners who have joined us after the execution of the rollup agreement, as of or prior to the date of our separation.

          Restricted Activities

      Each partner who signs a redemption and non-competition agreement generally will agree that, for a period ending on the later of three years following the date of our separation or twelve months following the termination of the partner’s employment with us or our affiliates, he or she will not associate with or, in connection with such association, engage in consulting services for any competitive enterprise or solicit or assist any other entity in soliciting any client or prospective client for the purposes of providing consulting services. In addition, for this period, the partner will agree not to perform consulting services for any client or prospective client or interfere with or damage any relationship between us and a client or prospective client. Each of our partners will agree that for this period, he or she will not solicit or employ any employee or any former employee who ceased working for us or our affiliates within the twelve-month period before or after the date on which the partner’s employment with us or our affiliates terminated.

          Enforcement

      Each of our partners who signs a redemption and non-competition agreement generally will agree that if the partner were to breach any provision of the redemption and non-competition agreement, we would be entitled to equitable relief restraining the partner from committing any such breach. In addition, each of our partners will agree that if the partner were to breach any provisions of the redemption and non-competition agreement prior to the third anniversary of the date of our separation, he or she will pay us a predetermined amount of liquidated damages and, where permissible, that the liquidated damages will be secured by the partner’s Class A common shares, Class X common shares, Monday SCA Class I common shares or other equity in our subsidiaries. Our partners will be permitted to dispose of their pledged securities in accordance with the terms of the voting agreement or the transfer rights agreement and to receive the proceeds from such dispositions.

      Because the laws concerning the enforcement of non-competition covenants and the payment of liquidated damages vary, we may not be able to strictly enforce these terms in all jurisdictions, and the terms, including length, of the redemption and non-competition agreement may vary by jurisdiction due to legal and other considerations.

          Waiver

      We may waive provisions of the redemption and non-competition agreement or any portion thereof with the consent of, and in the discretion of, our chief executive officer or his or her designee.

PRINCIPAL AND SELLING SHAREHOLDERS IN THE CONCURRENT

CLASS A COMMON SHARES OFFERING

      In this section, the words “we,” “us” and “our” refer only to Monday Ltd and not to any of its subsidiaries.

      The following table sets forth information with respect to the beneficial ownership of our Class A common shares immediately prior to the closing of the concurrent offerings and as adjusted to reflect the sale of our Class A common shares in the concurrent Class A common shares offering held by:

•	each holder who is known to us to be the beneficial owner of more than 5% of any class of our outstanding common shares,

•	each selling shareholder,

•	each of our directors and named executive officers and

•	all of our directors and named executive officers as a group.

      Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. We have listed all selling shareholders in the concurrent Class A common shares offering that are individuals in exhibit 99.1 to the registration statement filed in connection with the concurrent Class A common shares offering.

      In addition, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any common shares that such person has the right to acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of our outstanding common shares held by each persons named above, any shares that such person or persons has the right to acquire within 60 days after the date of this prospectus are deemed to be outstanding but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person. We also treat all shares issued by our subsidiaries in connection with our separation to PricewaterhouseCoopers firms, their partners or shareholders and our partners as if they had been redeemed or exchanged on a one-for-one basis for our Class A common shares.

	Class A			Class A
	Common			Common
	Shares			Shares
	Beneficially			Beneficially
	Owned before			Owned after
	the Concurrent		Number of Class A	the Concurrent
	Class A		Common Shares to	Class A
	Common Shares		be Sold in	Common Shares
	Offering	Class X Common	the Concurrent	Offering
		Shares Beneficially	Class A Common
Name of Beneficial Owner	Number %	Owned	Shares Offering	Number %

PwCC Holding (Florida) LLC (United States)
PricewaterhouseCoopers United Kingdom Firm (United Kingdom)
PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft (Germany)
PricewaterhouseCoopers LLP (Canada)
PricewaterhouseCoopers Associates 2002 (Canada)
PricewaterhouseCoopers N.V. (Netherlands)
PricewaterhouseCoopers (América del Sur) (Uruguay)

	Class A			Class A
	Common			Common
	Shares			Shares
	Beneficially			Beneficially
	Owned before			Owned after
	the Concurrent		Number of Class A	the Concurrent
	Class A		Common Shares to	Class A
	Common Shares		be Sold in	Common Shares
	Offering	Class X Common	the Concurrent	Offering
		Shares Beneficially	Class A Common
Name of Beneficial Owner	Number %	Owned	Shares Offering	Number %

South American Finance Corporation Ltd (Bermuda)
LHS P/S (Denmark)
PricewaterhouseCoopers Republic of Ireland Firms (Ireland)
PricewaterhouseCoopers DA (Norway)
Advokatfirmaet PricewaterhouseCoopers DA (Norway)
PricewaterhouseCoopers AG (Switzerland)
PwC Administration Limited (New Zealand)
Prosperita B.V. (Netherlands)
PricewaterhouseCoopers-Auditores e Consultores, Lda (Portugal)
PricewaterhouseCoopers-Contabilidade e Administração e Serviços, Lda (Portugal)
PricewaterhouseCoopers Eastern Europe B.V. (Netherlands)
Espiñeira, Sheldon y Asociados (PricewaterhouseCoopers) (Venezuela)
PricewaterhouseCoopers SA Partnership (South Africa)
R-Laatikko 101 Oy (Finland)
Oreo Oy (Finland)
Dyson Oy (Finland)
Titulus Oy (Finland)
Jacanta Oy (Finland)
Kesselman Consulting Price Waterhouse Coopers Ltd. (Israel)
PricewaterhouseCoopers Africa Limited (Mauritius)
All individual selling shareholders listed on Exhibit 99.1 of the prospectus filed in connection with the concurrent Class A common shares offering
All of our partners, as a group
Gregory D. Brenneman
Willard W. Brittain
J. Frank Brown
Michael S. Collins
Dennis J. Dall
Steven DeSutter
David V. Dockray
Ronald B. Hauben

	Class A			Class A
	Common			Common
	Shares			Shares
	Beneficially			Beneficially
	Owned before			Owned after
	the Concurrent		Number of Class A	the Concurrent
	Class A		Common Shares to	Class A
	Common Shares		be Sold in	Common Shares
	Offering	Class X Common	the Concurrent	Offering
		Shares Beneficially	Class A Common
Name of Beneficial Owner	Number %	Owned	Shares Offering	Number %

Thomas A. Leipzig
Bennett R. Machtiger
Clive D. Newton
Thomas C. O’Neill
Jose Luiz T. Rossi
Frank S. Sowinski
All of our directors and named executive officers, as a group

DESCRIPTION OF THE PEPS UNITS

      In this description, the words “we,” “us” and “our” refer only to Monday Ltd and not to any of its subsidiaries.

      We will issue the PEPS Units under the purchase contract agreement between us and the purchase contract agent. The PEPS Units initially will consist of                     units (                    units if the underwriters exercise their over-allotment option in full) each with a stated amount per unit equal to $25.

      Each PEPS Unit will consist of a unit comprising:

(1) a purchase contract under which the holder will agree to purchase from us not later than , 2006, the purchase contract settlement date, for $25, a number of our newly issued Class A common shares equal to the settlement rate described below under “Description of the Purchase Contracts—Purchase of Class A Common Shares,” and

(2) either

•	a $25 principal amount senior note due , 2008, issued by Monday Finance SA, an indirect wholly owned subsidiary of Monday SCA, that will be absolutely, irrevocably and unconditionally guaranteed by Monday SCA as to the payment of principal, interest, additional amounts, if any, and premium, if any; we refer to the senior notes and the related guarantees by Monday SCA collectively as the senior notes, or

•	following the occurrence of a special event redemption prior to the purchase contract settlement date, the applicable ownership interest in a portfolio of zero-coupon U.S. Treasury securities, which we refer to as the Treasury portfolio.

      “Applicable ownership interest” means, with respect to a PEPS Unit and the U.S. Treasury securities in the Treasury portfolio,

(1) a 1/40, or 2.5%, undivided beneficial ownership interest in a $1,000 face amount principal or interest strip of a U.S. Treasury security included in the Treasury portfolio that matures on or prior to the business day immediately preceding the purchase contract settlement date, and

(2) for each scheduled interest payment date on the senior notes that occurs after the special event redemption date and on or before the purchase contract settlement date, a % undivided beneficial ownership interest in a $1,000 face amount principal or interest strip of a U.S. Treasury security included in the Treasury portfolio that matures on or prior to the business day immediately preceding that interest payment date.

      The purchase price of each PEPS Unit will be allocated between the related purchase contract and the related senior note in proportion to their respective fair market values at the time of issuance. We expect that, at the time of issuance, the fair market value of each senior note will be $     and the fair market value of each purchase contract will be $     . This position generally will be binding on the beneficial owner of each PEPS Unit but not on the IRS.

      As long as a unit is in the form of a PEPS Unit, the senior note or the applicable ownership interest in the Treasury portfolio, as applicable, forming a part of the PEPS Unit will be pledged to the collateral agent to secure the holder’s obligation to purchase Class A common shares under the related purchase contract.

Creating Treasury PEPS Units

      Each holder of PEPS Units will have the right, at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date, to substitute for the related senior notes or applicable ownership interests in the Treasury portfolio held by the collateral agent, zero-coupon Treasury securities (Cusip No.           ) maturing on                     , 2006, which we refer to as Treasury securities, in a total principal amount at maturity equal to the aggregate principal amount of the senior notes or applicable ownership interests in the Treasury portfolio for which substitution is being made. This substitution will create

Treasury PEPS Units, and the senior notes or applicable ownership interests in the Treasury portfolio will be released to the holder.

      Each Treasury PEPS Unit will consist of a unit with a stated amount of $25 comprising:

(1) a purchase contract under which the holder will agree to purchase from us not later than the purchase contract settlement date, for $25, a number of our newly issued Class A common shares equal to the settlement rate, and

(2) a 1/40, or 2.5%, undivided beneficial ownership interest in a Treasury security with a principal amount at maturity of $1,000.

      Because Treasury securities are issued in multiples of $1,000, holders of PEPS Units may make this substitution only in integral multiples of 40 PEPS Units. However, if the Treasury portfolio has replaced the senior notes as a component of the PEPS Units, holders of PEPS Units may make substitutions only in multiples of                      PEPS Units.

      To create 40 Treasury PEPS Units, the PEPS Unit holder will:

•	deposit with the collateral agent a Treasury security that has a principal amount at maturity of $1,000, which must be purchased in the open market at the holder’s expense, and

•	transfer 40 PEPS Units to the purchase contract agent accompanied by a notice stating that the holder has deposited a Treasury security with the collateral agent and requesting the release to the holder of the 40 senior notes or applicable ownership interests in the Treasury portfolio relating to the 40 PEPS Units.

      Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related 40 senior notes or applicable ownership interests in the Treasury portfolio from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent then will:

•	cancel the 40 PEPS Units,

•	transfer the 40 related senior notes or applicable ownership interests in the Treasury portfolio to the holder, and

•	deliver 40 Treasury PEPS Units to the holder.

      The substituted Treasury security will be pledged to the collateral agent to secure the holder’s obligation to purchase our Class A common shares under the related purchase contracts. The related senior notes or applicable ownership interests in the Treasury portfolio released to the holder thereafter will trade separately from the resulting Treasury PEPS Units.

Recreating PEPS Units

      Each holder of Treasury PEPS Units will have the right, at any time on or prior to the fifth business day immediately preceding the purchase contract settlement date, to substitute for the related Treasury securities held by the collateral agent, senior notes or applicable ownership interests in the Treasury portfolio in an aggregate principal amount equal to the aggregate amount payable at stated maturity of the Treasury securities for which substitution is being made. This substitution would create PEPS Units, and the applicable Treasury securities would be released to the holder.

      Because Treasury securities are issued in integral multiples of $1,000, holders of Treasury PEPS Units may make this substitution only in integral multiples of 40 Treasury PEPS Units. If the Treasury portfolio has replaced the senior notes as a component of the PEPS Units, holders of the Treasury PEPS Units may make this substitution only in integral multiples of                      Treasury PEPS Units.

      To create 40 PEPS Units, the Treasury PEPS Unit holder will:

•	deposit with the collateral agent 40 senior notes or applicable ownership interests in the Treasury portfolio, which must be purchased in the open market at the holder’s expense, and

•	transfer 40 Treasury PEPS Units to the purchase contract agent accompanied by a notice stating that the holder has deposited 40 senior notes or applicable ownership interests in the Treasury portfolio with the collateral agent and requesting the release to the holder of the Treasury security relating to the Treasury PEPS Units.

      Upon the deposit and receipt of an instruction from the purchase contract agent, the collateral agent will release the related Treasury security from the pledge under the pledge agreement, free and clear of our security interest, to the purchase contract agent. The purchase contract agent will then

•	cancel the 40 Treasury PEPS Units,

•	transfer the related Treasury security to the holder, and

•	deliver 40 PEPS Units to the holder.

      The substituted senior notes or applicable ownership interests in the Treasury portfolio will be pledged to the collateral agent to secure the holder’s obligation to purchase our Class A common shares under the related purchase contracts.

      Holders that elect to substitute pledged securities, thereby creating Treasury PEPS Units or recreating PEPS Units, will be responsible for any fees or expenses payable in connection with the substitution.

Current Payments

      Holders of PEPS Units are entitled to receive quarterly cash distributions consisting of interest on the related senior notes or distributions on the applicable ownership interests in the Treasury portfolio, as applicable, payable at the rate of      % per year.

      Holders of Treasury PEPS Units will not receive current payments, but original issue discount will accrue on the related Treasury securities.

      Monday Finance SA’s obligations with respect to the senior notes will be unsubordinated and unsecured and will rank on an equal basis in right of payment with all of Monday Finance SA’s other unsubordinated unsecured obligations. Monday SCA’s obligations with respect to its guarantee of the senior notes will be unsubordinated and unsecured and will rank on an equal basis in right of payment with all of Monday SCA’s other unsubordinated unsecured obligations. Because neither Monday Finance SA nor Monday SCA has any independent operations, the ability of Monday Finance SA and Monday SCA to meet their obligations with respect to the senior notes will be dependent on the performance of the subsidiaries of Monday SCA and their ability to transfer funds to Monday SCA or Monday Finance SA and Monday SCA’s receipt of dividends and other payments from its direct and indirect subsidiaries.

Payment of Additional Amounts

      Monday Finance SA will make all payments on the senior notes, including the put price, and Monday SCA will make any payments pursuant to the guarantee of the senior notes, without withholding or deduction at the source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the jurisdiction in which Monday Finance SA or Monday SCA is organized (a “taxing jurisdiction”) or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings, including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof. Monday Finance SA and Monday SCA are organized under the laws of Luxembourg.

      If a withholding or deduction by Monday Finance SA or Monday SCA is required by the law of a taxing jurisdiction, Monday Finance SA or Monday SCA, as the case may be, will, subject to certain limitations and exceptions described below, pay to the holder of any PEPS Unit or senior note, as the case may be, such additional amounts as may be necessary so that every net payment made to such holder in respect thereof, after the withholding or deduction, will not be less than the amount provided for in the senior note indenture to be then due and payable.

      Notwithstanding the foregoing, Monday Finance SA and Monday SCA will not be required to pay any additional amounts to a holder of a PEPS Unit or a senior note for or on account of:

(1) any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such holder (a) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such PEPS Unit or senior note, (b) presented such PEPS Unit or senior note for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless such PEPS Unit or senior note could not have been presented for payment elsewhere, or (c) presented such PEPS Unit or senior note for payment more than 30 days after the date on which the payment in respect of such PEPS Unit or senior note became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented such PEPS Unit or senior note for payment on any day within that 30-day period;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of such PEPS Unit or senior note to comply with any reasonable request by Monday Finance SA or Monday SCA addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

(4) any combination of items (1), (2) and (3).

      In addition, Monday Finance SA and Monday SCA will not pay additional amounts with respect to any payment of any amounts on any such PEPS Unit or senior note to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such PEPS Unit or senior note to the extent such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of the PEPS Unit or senior note.

Voting and Certain Other Rights

      Holders of purchase contracts forming part of the PEPS Units or Treasury PEPS Units, in their capacities as such holders, will have no voting or other rights in respect of our Class A common shares.

Listing of the Securities

      We have applied to list the PEPS Units on the New York Stock Exchange under the symbol “     .” Unless and until substitution has been made as described in “—Creating Treasury PEPS Units,” the senior note component of a PEPS Unit will not trade separately from the PEPS Units and will trade as a unit with the purchase contract component of a PEPS Unit. We have no obligation or current intention to apply for a separate listing of the Treasury PEPS Units or the senior notes.

Miscellaneous

      We or our affiliates may from time to time purchase any of the securities offered by this prospectus which are then outstanding by tender, in the open market or by private agreement.

DESCRIPTION OF THE PURCHASE CONTRACTS

      This section summarizes some of the terms of the purchase contract agreement, purchase contracts, pledge agreement, remarketing agreement and senior note indenture. The summary should be read together with the purchase contract agreement, pledge agreement, remarketing agreement and senior note indenture, forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. In this description, the words “we,” “us” and “our” refer only to Monday Ltd and not to any of its subsidiaries.

Purchase of Common Shares

      Each purchase contract underlying a PEPS Unit or Treasury PEPS Units will obligate the holder of the purchase contract to purchase, and us to sell, on the purchase contract settlement date, for an amount in cash equal to $25, the stated amount of the PEPS Unit or Treasury PEPS Units, a number of our newly issued Class A common shares equal to the “settlement rate.” The settlement rate will be calculated, subject to adjustment under the circumstances described in “—Anti-Dilution Adjustments,” as follows:

•	If the applicable market value is equal to or greater than the threshold appreciation price of $ , which is approximately % above the reference price of $ , the settlement rate will be , which is equal to $25 divided by the threshold appreciation price. Accordingly, if, between the date of this prospectus and the period during which the applicable market value is measured, the market price for our Class A common shares increases to an amount that is higher than the threshold appreciation price, the aggregate market value of the shares of our Class A common shares issued upon settlement of each purchase contract will be higher than $25, assuming that the market value is the same as the applicable market value of our Class A common shares. If the market price is the same as the threshold appreciation price, the aggregate market value of the shares will be equal to $25, assuming that the market value is the same as the applicable market value of our Class A common shares;

•	If the applicable market value is less than the threshold appreciation price but greater than the reference price, the settlement rate will be equal to $25 divided by the applicable market value. Accordingly, if the market price for the Class A common shares increases between the date of this prospectus and the period during which the applicable market value is measured, but the market price is less than the threshold appreciation price, the aggregate market value of our Class A common shares issued upon settlement of each purchase contract will be equal to $25, assuming that the market value is the same as the applicable market value of the Class A common shares; and

•	If the applicable market value is less than or equal to the reference price, the settlement rate will be , which is equal to $25 divided by the reference price. Accordingly, if the market price for our Class A common shares decreases between the date of this prospectus and the period during which the applicable market value is measured, the aggregate market value of our Class A common shares issued upon settlement of each purchase contract will be less than $25, assuming that the market value is the same as the applicable market value of the Class A common shares. If the market price stays the same, the aggregate market value of the shares will be equal to $25, assuming that the market value is the same as the applicable market value of the Class A common shares.

      “Applicable market value” means the average of the closing price per share of our Class A common shares on each of the twenty consecutive trading days ending on the third trading day immediately preceding the purchase contract settlement date.

      “Closing price” of the Class A common shares on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of the Class A common shares on the New York Stock Exchange on that date or, if the Class A common shares are not listed for trading on the New York Stock Exchange on any such date, as reported in the composite transactions for the principal United States securities exchange on which the Class A common shares are so listed. If the Class A common shares are not so listed on a United States national or regional securities exchange, the closing price means the last closing sale price of the Class A common shares as reported by the Nasdaq National Market, or, if the Class A common shares are not so reported, the last quoted bid price for the Class A common shares in the over-the-counter market as reported by the National Quotation Bureau or similar organization. If the bid price is not available, the closing price means the market value of the Class A common shares on the date of determination as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

      A “trading day” means a day on which the Class A common shares:

•	are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business, and

•	have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Class A common shares.

      We will not issue any fractional shares of Class A common shares pursuant to the purchase contracts. In lieu of fractional shares otherwise issuable (calculated on an aggregate basis) in respect of purchase contracts being settled by a holder of PEPS Units or Treasury PEPS Units, the holder will be entitled to receive an amount of cash equal to the fraction of a share times the applicable market value.

      On the business day immediately preceding the purchase contract settlement date, unless:

•	a holder of PEPS Units or Treasury PEPS Units has settled the related purchase contracts prior to the purchase contract settlement date through the early delivery of cash to the purchase contract agent in the manner described under “—Early Settlement” or “—Early Settlement Upon Cash Merger,”

•	a holder of PEPS Units that include senior notes has settled the related purchase contracts with separate cash on the fourth business day immediately preceding the purchase contract settlement date pursuant to prior notice given in the manner described under “—Notice to Settle with Cash,” or

•	the purchase contracts have terminated as a result of an event described under “—Termination,”

then

•	in the case of PEPS Units where the Treasury portfolio has replaced the senior notes as a component of the PEPS Units, the proceeds, when paid at maturity, of the appropriate applicable ownership interests in the Treasury portfolio will automatically be applied to satisfy in full the holder’s obligation to purchase Class A common shares under the related purchase contracts,

•	in the case of PEPS Units where the Treasury portfolio has not replaced the senior notes as a component of the PEPS Units and there has been a successful remarketing of the senior notes, the portion of the proceeds from the remarketing equal to the principal amount of the senior notes remarketed will automatically be applied to satisfy in full the holder’s obligation to purchase Class A common shares under the related purchase contracts,

•	in the case of PEPS Units where the Treasury portfolio has not replaced the senior notes as a component of the PEPS Units and there has not been a successful remarketing of the senior notes, we will exercise our rights as a secured party to retain the senior notes, or the proceeds received as a result of any acceleration thereof, pledged as collateral or dispose of them in accordance with applicable law. Following such action, the PEPS Units holders’ obligations to purchase our Class A common shares under the related purchase contracts on the purchase contract settlement date will be satisfied in full, and

•	in the case of Treasury PEPS Units, the principal amount of the related Treasury securities, when paid at maturity, will automatically be applied to satisfy in full the holder’s obligation to purchase Class A common shares under the related purchase contracts.

      The Class A common shares will then be issued and delivered to the holder or the holder’s designee, upon presentation and surrender of the certificate evidencing the PEPS Units or Treasury PEPS Units and payment by the holder of any transfer or similar taxes payable in connection with the issuance of the Class A common shares to any person other than the holder.

      Each holder of PEPS Units or Treasury PEPS Units, by acceptance of these securities, will be deemed to have:

•	irrevocably agreed to be bound by the terms and provisions of the related purchase contracts and the pledge agreement and to have agreed to perform its obligations thereunder for so long as the holder remains a holder of the PEPS Units or Treasury PEPS Units, and

•	duly appointed the purchase contract agent as the holder’s attorney-in-fact to enter into and perform the related purchase contracts and pledge agreement on behalf of and in the name of the holder.

      In addition, each beneficial owner of PEPS Units or Treasury PEPS Units, by acceptance of the beneficial interest therein, will be deemed to have agreed to treat

•	itself as the owner of the related senior notes, applicable ownership interests in the Treasury portfolio or the Treasury securities, as the case may be, and

•	the senior notes as indebtedness for all United States federal income tax purposes.

Remarketing

      Pursuant to the remarketing agreement, unless a special event redemption has occurred or a condition precedent to remarketing is not satisfied, if a PEPS Unit holder fails to notify the purchase contract agent on or prior to the fifth business day immediately preceding the purchase contract settlement date of its intention to pay cash to satisfy its obligation under the related purchase contracts, or fails to deliver such cash on or prior to the fourth business day immediately preceding the purchase contract settlement date, the senior notes of PEPS Unit holders will be remarketed on the third business day immediately preceding the purchase contract settlement date.

      The remarketing agent will use its reasonable best efforts to remarket the senior notes of PEPS Unit holders and the senior notes of separate note holders that have decided to participate in the remarketing at an aggregate price of approximately 100.25% of their aggregate principal amount. The portion of the proceeds from this remarketing equal to the aggregate principal amount of the senior notes which are a component of the PEPS Units will be automatically applied to satisfy in full the PEPS Unit holders’ obligations to purchase Class A common shares.

      In connection with a successful remarketing of the senior notes, the remarketing agent will deduct, as a remarketing fee, an amount not exceeding 25 basis points (.25%) of the aggregate principal amount of the remarketed senior notes from any amount of the proceeds in excess of the aggregate principal amount of the remarketed senior notes. The remarketing agent will then remit any remaining portion of the proceeds for the benefit of the holders. PEPS Unit holders whose senior notes are remarketed will not otherwise be responsible for the payment of any remarketing fee in connection with the remarketing.

      On or prior to the fifth business day preceding the purchase contract settlement date, holders of senior notes that are not part of PEPS Units may elect to have their senior notes remarketed in the same manner as senior notes that are part of PEPS Units by delivering their senior notes along with a notice of this election to the custodial agent designated by us. The custodial agent will hold the senior notes in an account separate from the collateral account in which the pledged senior notes are held. Holders of senior notes electing to participate in the remarketing will also have the right to withdraw their election until the fifth business day immediately preceding the purchase contract settlement date. The proceeds of the remarketing of senior notes that are not part of PEPS Units will be paid to holders in cash after deduction, to the extent permissible, of the remarketing fee.

      If (1) despite using its reasonable best efforts, the remarketing agent cannot remarket the senior notes, other than to us, Monday SCA or Monday Finance SA, at a price equal to or greater than 100% of the aggregate principal amount of the senior notes remarketed, or (2) the remarketing has not occurred because a condition precedent to the remarketing has not been fulfilled, in each case resulting in a failed remarketing, we will exercise our rights as a secured party to retain the senior notes pledged as collateral or dispose of them in accordance with applicable law. Following such action, the PEPS Units holders’ obligations to purchase our

Class A common shares under the related purchase contracts on the purchase contract settlement date will be satisfied in full. Following a failed remarketing, holders of senior notes that are not part of PEPS Units will have the right to put the senior notes to Monday Finance SA on                , 2006 (the date six weeks following the purchase contract settlement date), upon at least three business days’ prior notice at a price per senior note of $25, plus accrued and unpaid interest and additional amounts, if any.

      We will cause a notice of any failed remarketing to be published on the second business day immediately preceding the purchase contract settlement date by publication in a daily newspaper in the English language of general circulation in the City of New York, which is expected to be The Wall Street Journal. It is a condition to the remarketing that, if required under U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect covering the remarketing of the senior notes. If so required, we will use our reasonable best efforts to have in effect a registration statement with regard to the full amount of the senior notes to be remarketed in a form that will enable the remarketing agent to rely on it in connection with the remarketing process. It is currently anticipated that Morgan Stanley & Co. Incorporated will be the remarketing agent.

Early Settlement

      Subject to the conditions described below, a holder of PEPS Units or Treasury PEPS Units may settle the related purchase contracts at any time following                     , 2003 (12 calendar months following the concurrent Class A common shares offering) through the fifth business day immediately preceding the purchase contract settlement date by presenting and surrendering the related PEPS Unit or Treasury PEPS Unit certificate, if they are in certificated form, at the offices of the purchase contract agent with the form of “Election to Settle Early” on the reverse side of such certificate completed and executed as indicated, accompanied by payment to us in immediately available funds of an amount equal to $25 times the number of purchase contracts being settled.

      A holder of PEPS Units may settle purchase contracts early only in integral multiples of 40 PEPS Units. If the Treasury portfolio has replaced the senior notes as a component of PEPS Units, holders of the PEPS Units may settle early only in integral multiples of            PEPS Units. A holder of Treasury PEPS Units may settle early only in integral multiples of 40 Treasury PEPS Units.

      So long as the PEPS Units are evidenced by one or more global security certificates deposited with the depositary, procedures for early settlement will also be governed by standing arrangements between the depositary and the purchase contract agent. The early settlement right is also subject to the condition that if required under the U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect covering the securities deliverable upon settlement of a purchase contract. We have agreed that, if required under the U.S. federal securities laws, we will use our reasonable best efforts to (1) have in effect a registration statement covering the securities to be delivered in respect of the purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with the early settlement right.

      Upon early settlement of the purchase contracts related to any PEPS Units or Treasury PEPS Units:

•	except as described below in “—Early Settlement Upon Cash Merger” the holder will receive newly issued Class A common shares per PEPS Unit or Treasury PEPS Unit, subject to adjustment under the circumstances described under “—Anti-Dilution Adjustments,” accompanied by an appropriate prospectus, if required by law, and

•	the senior notes, the applicable ownership interests in the Treasury portfolio, or the Treasury securities, as the case may be, related to the PEPS Units or Treasury PEPS Units will be transferred to the holder free and clear of our security interest,

      If the purchase contract agent receives a PEPS Unit or Treasury PEPS Unit certificate, if they are in certificated form, accompanied by the completed “Election to Settle Early” and required immediately available funds, from a holder of PEPS Units or Treasury PEPS Units by 5:00 p.m., New York City time, on a business day and all conditions to early settlement have been satisfied, that day will be considered the settlement date. If the purchase contract agent receives the above after 5:00 p.m., New York City time, on a business day or at any time on a day that is not a business day, the next business day will be considered the settlement date.

      Upon early settlement of purchase contracts in the manner described above, presentation and surrender of the certificate evidencing the related PEPS Units or Treasury PEPS Units and payment of any transfer or similar taxes payable by the holder in connection with the issuance of the related Class A common shares to any person other than the holder of the PEPS Units or Treasury PEPS Units, we will cause the Class A common shares being purchased to be issued, and the related senior notes, applicable ownership interests in the Treasury portfolio or the Treasury securities, as the case may be, securing the purchase contracts to be released from the pledge under the pledge agreement described in “—Pledged Securities and Pledge Agreement” and transferred, within three business days, to the purchasing holder or the holder’s designee.

Notice to Settle with Cash

      Unless the Treasury portfolio has replaced the senior notes as a component of PEPS Units, a holder of PEPS Units may settle the related purchase contract with separate cash on the fourth business day immediately preceding the purchase contract settlement date. A holder of a PEPS Unit wishing to settle the related purchase contract with separate cash must notify the purchase contract agent by presenting and surrendering the PEPS Unit certificate evidencing the PEPS Unit at the offices of the purchase contract agent with the form of “Notice to Settle by Separate Cash” on the reverse side of the certificate completed and executed as indicated on or prior to 5:00 p.m., New York City time, on the fifth business day immediately preceding the purchase contract settlement date. If a holder that has given notice of its intention to settle the related purchase contract with separate cash fails to deliver the cash to the collateral agent on the fourth business day immediately preceding the purchase contract settlement date, the senior notes will be included in the remarketing of senior notes occurring on the third business day immediately preceding the purchase contract settlement date.

Early Settlement Upon Cash Merger

      Prior to the purchase contract settlement date, if we are involved in a merger in which at least 30% of the consideration for our Class A common shares consists of cash or cash equivalents, which we refer to as a cash merger, then on or after the date of the cash merger, each holder of a purchase contract will have the right to accelerate and settle such contract at the settlement rate in effect immediately before the cash merger, provided that at such time, if so required under the U.S. federal securities laws, there is in effect a registration statement covering the securities to be delivered in respect of the purchase contracts being settled. We refer to this right as the “merger early settlement right.” We will provide each of the holders with a notice of the completion of a cash merger within five business days thereof. The notice will specify a date selected by us, which shall be between 20 and 30 business days after the date of the notice but no later than five business days prior to the purchase contract settlement date, by which each holder’s merger early settlement right must be exercised. The notice will set forth, among other things, the applicable settlement rate and the amount of the cash, securities and other consideration receivable by the holder upon settlement. To exercise the merger early settlement right, you must deliver to the purchase contract agent, three business days before the early settlement date, the certificate evidencing your PEPS Units or Treasury PEPS Units, if they are held in certificated form, and payment of the applicable purchase price in immediately available funds. If you exercise the merger early settlement right, we will deliver to you on the early settlement date the kind and amount of securities, cash or other property that you would have been entitled to receive if you had settled the purchase contract immediately before the cash merger at the settlement rate in effect at such time based on the 20 consecutive trading days ending on the third trading day immediately preceding the effective date of the cash merger. You will also receive the senior notes, applicable ownership interests in the Treasury portfolio or Treasury securities, free and clear of our security interest. If you do not elect to exercise your merger early settlement right, your PEPS Units or Treasury PEPS Unit will remain outstanding and subject to normal settlement on the purchase contract settlement date.

      A holder of PEPS Units may exercise the merger early settlement right only in integral multiples of 40 PEPS Units. If the Treasury portfolio has replaced the senior notes as a component of PEPS Units, holders of the PEPS Units may exercise the merger early settlement right only in integral multiples of           PEPS Units. A holder of Treasury PEPS Units may exercise the merger early settlement right only in integral multiples of 40 Treasury PEPS Units.

      The merger early settlement right is also subject to the condition that if required under U.S. federal securities laws, we have a registration statement under the Securities Act of 1933 in effect covering the securities deliverable upon settlement of a purchase contract. We have agreed that, if required under the U.S. federal securities laws, we will use our reasonable best efforts to (1) have in effect a registration statement covering the securities to be delivered in respect of the purchase contracts being settled and (2) provide a prospectus in connection therewith, in each case in a form that may be used in connection with the early settlement upon a cash merger.

Anti-Dilution Adjustments

      The formula for determining the settlement rate will be subject to adjustment, without duplication, upon the occurrence of certain events, including:

(a) the payment of dividends and distributions of Class A common shares on Class A common shares;

(b) the issuance to all holders of Class A common shares of rights, warrants, purchase contracts or options, other than pursuant to any dividend reinvestment or share purchase plans, entitling them, for a period of up to 45 days, to subscribe for or purchase Class A common shares at less than the current market price thereof;

(c) subdivisions, splits and combinations of Class A common shares;

(d) distributions to all holders of Class A common shares of evidences of our indebtedness, shares of capital stock, securities, cash or property, excluding any dividend or distribution covered by clause (a) or (b) above and any dividend or distribution paid exclusively in cash;

(e) distributions, other than regular quarterly cash distributions, consisting exclusively of cash to all holders of Class A common shares in an aggregate amount that, together with (1) other all-cash distributions (other than regular quarterly cash distributions) made to all holders of Class A common shares within the preceding 12 months and (2) any cash and the fair market value, as of the expiration of the tender or exchange offer referred to below, of consideration payable in respect of any tender or exchange offer (other than consideration payable in respect of any odd-lot tender offer) by us or any of our subsidiaries for Class A common shares concluded within the preceding 12 months, exceeds 15% of our aggregate market capitalization (aggregate market capitalization being the product of the current market price of Class A common shares multiplied by the number of Class A common shares then outstanding) on the date of the distribution; and

(f) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for Class A common shares which involves an aggregate consideration that, together with (1) any cash and the fair market value of other consideration payable in respect of any tender or exchange offer, other than consideration payable in respect of any odd-lot tender offer, by us or any of our subsidiaries for the Class A common shares concluded within the preceding 12 months and (2) the aggregate amount of any all-cash distributions, other than regular quarterly cash distributions, to all holders of Class A common shares within the preceding 12 months, exceeds 15% of our aggregate market capitalization on the expiration of the tender or exchange offer.

      The “current market price” per share of Class A common shares on any day means the average of the daily closing prices for the five consecutive trading days selected by us commencing not more than 30 trading days before, and ending not later than, the earlier of the day in question and the day before the “ex date” with respect to the issuance or distribution requiring the computation. For purposes of this paragraph, the term

“ex date,” when used with respect to any issuance or distribution, will mean the first date on which the Class A common shares trade regular way on the applicable exchange or in the applicable market without the right to receive the issuance or distribution.

      In the case of certain reclassifications (for example, of common equity securities to non-common equity securities), consolidations, mergers, sales or transfers of assets or other transactions pursuant to which the Class A common shares are converted into the right to receive other securities, cash or property, which we refer to as a reorganization event, each purchase contract then outstanding would, without the consent of the holders of the related PEPS Unit or Treasury PEPS Unit, as the case may be, become an obligation to purchase only the kind of securities, cash and other property receivable upon such reorganization event (except as otherwise specifically provided, without any interest thereon and without any right to dividends or distributions thereon that have a record date that is prior to the purchase contract settlement date) by a holder of our Class A common shares prior to the consummation of such reorganization event. The amount of such securities, cash and other property receivable upon settlement of a purchase contract after the consummation of such reorganization event will be based on the value on the purchase contract settlement date or the early settlement date, as the case may be, of the exchange property. The “exchange property” means the hypothetical amount of such securities, cash and other property that would have been received upon consummation of the reorganization event in exchange for the number of Class A common shares deliverable at the maximum settlement rate immediately prior to the closing date of the reorganization event. The actual amount of exchange property receivable on the purchase contract settlement date will be based on the settlement rate and the applicable market value of the exchange property at such time. The applicable market value of the exchange property will be determined (1) with respect to any publicly traded securities, based on the closing price of such securities, and (2) with respect to any other property (other than cash), based on the value of such property, as determined by a nationally recognized investment banking firm retained by us for this purpose. The actual amount of exchange property receivable on the early settlement date pursuant to an early settlement of the purchase contracts as described under “—Early Settlement” will be determined based on the minimum settlement rate applicable on such early settlement date.

      If at any time we make a distribution of property to our stockholders which would be taxable to the stockholders as a dividend for United States federal income tax purposes (i.e., distributions out of our current or accumulated earnings and profits or distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for capital stock) and, pursuant to the settlement rate adjustment provisions of the purchase contract agreement, the settlement rate is increased, this increase may give rise to a taxable dividend for United States federal income tax purposes to holders of PEPS Units or Treasury PEPS Units.

      In addition, we may make increases in the settlement rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our capital stock resulting from any dividend or distribution of capital stock, or rights to acquire capital stock, or from any event treated as such for income tax purposes or for any other reasons.

      Adjustments to the settlement rate will be calculated to the nearest 1/10,000th of a share. No adjustment in the settlement rate will be required unless the adjustment would require an increase or decrease of at least one percent in the settlement rate. However, any adjustments which are not required to be made because they would have required an increase or decrease of less than one percent will be carried forward and taken into account in any subsequent adjustment.

      We will be required, within ten business days following the adjustment to the settlement rate, to provide written notice to the purchase contract agent of the occurrence of the adjustment and a statement in reasonable detail setting forth the method by which the adjustment to the settlement rate was determined and setting forth the revised settlement rate.

      Each adjustment to the settlement rate will result in a corresponding adjustment to the number of Class A common shares issuable upon early settlement of a purchase contract. Each adjustment to the settlement rate will also result in an adjustment to the applicable market value, solely to determine which of the three clauses in the definition of settlement rate will be applicable on the purchase contract settlement date.

Termination

      The purchase contracts, and our rights and obligations and the rights and obligations of the holders of the PEPS Units and Treasury PEPS Units under the purchase contracts, including the right and obligation to purchase Class A common shares, will immediately and automatically terminate upon the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to us. The pledge agreement provides that, upon any termination, the collateral agent will release the related senior notes, applicable ownership interests in the Treasury portfolio or Treasury securities, as the case may be, held by it to the purchase contract agent for distribution to the holders, subject, in the case of the applicable ownership interests in the Treasury portfolio and the Treasury securities, to the purchase contract agent’s disposition of the subject securities for cash, and the payment of this cash to the holders, to the extent that the holders would otherwise have been entitled to receive less than $1,000 principal amount or interest, as the case may be, at maturity of any such security. Upon any termination related to a bankruptcy, however, the release and distribution may be subject to a delay. In the event that we become the subject of a case under Bermuda’s The Companies Act 1981 and any subsequent enactments, such delay may occur as a result of the automatic stay of proceedings against us and continue until such automatic stay may be lifted.

Pledged Securities and Pledge Agreement

      Pledged securities will be pledged to the collateral agent, for our benefit, pursuant to the pledge agreement to secure the obligations of holders of PEPS Units or Treasury PEPS Units to purchase Class A common shares under the related purchase contracts. The rights of holders of PEPS Units and Treasury PEPS Units to the related pledged securities will be subject to our security interest created by the pledge agreement. The pledge agreement provides that if we are entitled to exercise our rights as a secured party following a failed marketing, we may retain the pledged securities or dispose of them, in accordance with applicable law, in full satisfaction of the secured obligations.

      No holder of PEPS Units or Treasury PEPS Units will be permitted to withdraw the pledged securities related to the PEPS Units or Treasury PEPS Units from the pledge arrangement except

•	to substitute Treasury securities for the senior notes or applicable ownership interests in the Treasury portfolio as provided for under “Description of the PEPS Units—Creating Treasury PEPS Units,”

•	to substitute senior notes or applicable ownership interests in the Treasury portfolio for the related Treasury securities, as provided for under “Description of the PEPS Units—Recreating PEPS Units,” or

•	upon the termination or early settlement of the related purchase contracts.

      Subject to the security interest and the terms of the purchase contract agreement and the pledge agreement, each holder of PEPS Units, unless the Treasury portfolio has replaced the senior notes as a component of PEPS Units, will be entitled through the purchase contract agent and the collateral agent to all of the proportional rights of the related senior notes, including voting and redemption rights. Each holder of Treasury PEPS Units and each holder of PEPS Units, if the Treasury portfolio has replaced the senior notes as a component of PEPS Units, will retain beneficial ownership of the related Treasury securities or the appropriate applicable ownership interests in the Treasury portfolio, as applicable, pledged in respect of the related purchase contracts. We will have no interest in the pledged securities other than our security interest.

      Except as described in “Certain Provisions of the Purchase Contracts, the Purchase Contract Agreement and the Pledge Agreement—General,” the collateral agent will, upon receipt of payments, if any, on the pledged securities, distribute the payments to the purchase contract agent, which will in turn distribute those payments to the persons in whose names the related PEPS Units or Treasury PEPS Units are registered at the close of business on the record date immediately preceding the date of payment. Notwithstanding the foregoing, if cash or other securities are received in payment of the principal amount of the senior notes, as a result of acceleration of the senior notes or otherwise, such cash or other securities with a value not exceeding the aggregate principal amount of the senior notes which are a component of the PEPS Units shall remain pledged to the collateral agent to secure the obligations of the holders under the purchase contracts.

Book-Entry System

      The Depository Trust Company, which we refer to along with its successors in this capacity as the depositary, will act as securities depositary for the PEPS Units and the Treasury PEPS Units. The PEPS Units and the Treasury PEPS Units will be issued only as fully registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully registered global security certificates, representing the total aggregate number of PEPS Units or the Treasury PEPS Units, will be issued and will be deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

      The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the PEPS Units or the Treasury PEPS Units so long as the PEPS Units or the Treasury PEPS Units are represented by global security certificates.

      The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly, or indirectly. The rules applicable to the depositary and its participants are on file with the SEC.

      In the event that

•	the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice,

•	the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act of 1934 when the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered,

•	a default under the purchase contract agreement or the indenture for the senior notes has occurred and is continuing, or

•	we, in our sole discretion, determine that the global security certificates shall be so exchangeable,

certificates for the PEPS Units or the Treasury PEPS Units will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global PEPS Unit or Treasury PEPS Unit that is exchangeable pursuant to the preceding sentence will be exchangeable for PEPS Unit or Treasury PEPS Unit certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

      As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all PEPS Units or Treasury PEPS Units represented by these certificates for all purposes under the PEPS Units or the Treasury PEPS Units and the purchase contract agreement. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates

•	will not be entitled to have such global security certificates or the PEPS Units or the Treasury PEPS Units represented by these certificates registered in their names,

•	will not receive or be entitled to receive physical delivery of PEPS Unit or Treasury PEPS Units certificates in exchange for beneficial interests in global security certificates, and

•	will not be considered to be owners or holders of the global security certificates or any PEPS Units or Treasury PEPS Units represented by these certificates for any purpose under the PEPS Units or the Treasury PEPS Units or the purchase contract agreement.

      All payments on the PEPS Units or the Treasury PEPS Units represented by the global security certificates and all transfers and deliveries of related senior notes, applicable ownership interests in the Treasury portfolio, Treasury securities and Class A common shares will be made to the depositary or its nominee, as the case may be, as the holder of the securities.

      Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Procedures for settlement of purchase contracts on the purchase contract settlement date or upon early settlement will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time. None of us, Monday Finance SA, Monday SCA, the purchase contract agent or any agent of ours, or the purchase contract agent will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to these beneficial ownership interests.

      Although the depositary has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, the depositary is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. We will not have any responsibility for the performance by the depositary or its direct participants or indirect participants under the rules and procedures governing the depositary.

      The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

CERTAIN PROVISIONS OF THE PURCHASE CONTRACTS, THE PURCHASE CONTRACT

AGREEMENT AND THE PLEDGE AGREEMENT

      In this description, the words “we,” “us” and “our” refer only to Monday Ltd and not to any of its subsidiaries.

General

      Distributions on the PEPS Units will be payable, purchase contracts, and documents relating to the PEPS Units, Treasury PEPS Units or purchase contracts, will be settled, and transfers of the PEPS Units and Treasury PEPS Units will be registrable at the office of the purchase contract agent in the Borough of Manhattan, The City of New York. In addition, if the PEPS Units and the Treasury PEPS Units do not remain in book-entry form, payment of distributions on the PEPS Units and the Treasury PEPS Units may be made, at our option, by check mailed to the address of the person entitled to payment as shown on the security register or by a wire transfer to the account designated by such person by a prior written notice.

      Class A common shares will be delivered on the purchase contract settlement date (or earlier upon early settlement), or, if the purchase contracts have terminated as a result of our bankruptcy, the related pledged securities will be delivered potentially after a delay as a result of the imposition of the automatic stay of proceedings against us (see “Description of the Purchase Contracts—Termination”), in each case upon presentation and surrender of the applicable certificate at the office of the purchase contract agent.

      If a holder of outstanding PEPS Units or Treasury PEPS Units fails to present and surrender the certificate evidencing the PEPS Units or Treasury PEPS Units to the purchase contract agent on the purchase contract settlement date, the Class A common shares issuable in settlement of the related purchase contract will be registered in the name of the purchase contract agent. The shares, together with any distributions, will be held by the purchase contract agent as agent for the benefit of the holder until the applicable certificate is presented and surrendered or the holder provides satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the purchase contract agent and us.

      If the purchase contracts have terminated prior to the purchase contract settlement date, the related pledged securities have been transferred to the purchase contract agent for distribution to the holders, and a holder fails to present and surrender the certificate evidencing the holder’s PEPS Units or Treasury PEPS Units to the purchase contract agent, the related pledged securities delivered to the purchase contract agent and payments on the pledged securities will be held by the purchase contract agent as agent for the benefit of the holder until the applicable certificate is presented or the holder provides the evidence and indemnity described above.

      The purchase contract agent will have no obligation to invest or to pay interest on any amounts held by the purchase contract agent pending distribution, as described above.

      No service charge will be made for any registration of transfer or exchange of the PEPS Units or Treasury PEPS Units, except for any tax or other governmental charge that may be imposed in connection with a transfer or exchange.

Modification

      With certain exceptions contained in the purchase contract agreement and the pledge agreement for modifications that are not adverse to holders, the purchase contract agreement and the pledge agreement will contain provisions permitting us and the purchase contract agent or collateral agent, as the case may be, with the consent of the holders of not less than a majority of the purchase contracts at the time outstanding, including consent obtained in connection with a tender or exchange offer, to modify the terms of the purchase contracts, the purchase contract agreement or the pledge agreement. However, no such modification may, without the consent of the holder of each outstanding purchase contract affected by the modification,

•	change any payment date,

•	change the amount or type of pledged securities related to the purchase contract, impair the right of the holder of any pledged securities to receive distributions on the pledged securities or otherwise adversely affect the holder’s rights in or to the pledged securities,

•	impair the right to institute suit for the enforcement of the purchase contract,

•	reduce the number of Class A common shares purchasable under the purchase contract, increase the price to purchase Class A common shares upon settlement of the purchase contract, change the purchase contract settlement date or the right to early settlement or otherwise adversely affect the holder’s rights under the purchase contract or

•	reduce the above-stated percentage of outstanding purchase contracts the consent of the holders of which is required for the modification or amendment of the provisions of the purchase contracts, the purchase contract agreement or the pledge agreement.

      If any amendment or proposal referred to above would adversely affect only the PEPS Units or the Treasury PEPS Units, then only the affected class of holders will be entitled to vote on the amendment or proposal, and the amendment or proposal will not be effective except with the consent of the holders of not less than a majority of the affected class or of all of the holders of the affected classes, as applicable.

No Consent to Assumption

      Each holder of PEPS Units or Treasury PEPS Units, by acceptance of these securities, will under the terms of the purchase contract agreement and the PEPS Units or Treasury PEPS Units, as applicable, be deemed expressly to have withheld any consent to the assumption (i.e., affirmance) of the related purchase contracts by us or our trustee if we become the subject of a case under the U.S. Bankruptcy Code or other similar U.S. state or federal law providing for reorganization or liquidation.

Consolidation, Amalgamation, Merger, Sale or Conveyance

      We will covenant in the purchase contract agreement that we will not merge with and into, amalgamate with, consolidate with or convert into any other entity or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to any person or entity, unless (1) the successor entity expressly assumes our obligations under the purchase contracts, the purchase contract agreement, the pledge agreement and the remarketing agreement and (2) the successor entity is not, immediately after the merger, amalgamation, consolidation, conversion, sale, assignment, transfer, lease or conveyance, in default of its payment obligations under the purchase contracts, the purchase contract agreement, the pledge agreement and the remarketing agreement or in material default in the performance of any other covenants under these agreements.

Title

      We, the purchase contract agent and the collateral agent may treat the registered owner of any PEPS Units or Treasury PEPS Units as the absolute owner of the PEPS Units or Treasury PEPS Units for the purpose of making payment and settling the related purchase contracts and for all other purposes.

Replacement of PEPS Unit or Treasury PEPS Unit Certificates

      In the event that physical certificates have been issued, any mutilated PEPS Unit or Treasury PEPS Unit certificate will be replaced by us at the expense of the holder upon surrender of the certificate to the purchase contract agent. PEPS Unit or Treasury PEPS Unit certificates that become destroyed, lost or stolen will be replaced by us at the expense of the holder upon delivery to us and the purchase contract agent of evidence of their destruction, loss or theft satisfactory to us and the purchase contract agent. In the case of a destroyed, lost or stolen PEPS Unit certificate, an indemnity satisfactory to the purchase contract agent and us may be required at the expense of the holder of the PEPS Units or Treasury PEPS Units evidenced by the certificate before a replacement will be issued.

      Notwithstanding the foregoing, we will not be obligated to issue any PEPS Unit or Treasury PEPS Unit certificates on or after the business day immediately preceding the purchase contract settlement date (or after early settlement) or after the purchase contracts have terminated. The purchase contract agreement will provide that, in lieu of the delivery of a replacement PEPS Unit or Treasury PEPS Unit certificate following the purchase contract settlement date, the purchase contract agent, upon delivery of the evidence and indemnity described above, will deliver the Class A common shares issuable pursuant to the purchase contracts included in the PEPS Units or Treasury PEPS Units evidenced by the certificate, or, if the purchase contracts have terminated prior to the purchase contract settlement date, transfer the pledged securities included in the PEPS Units or Treasury PEPS Units evidenced by the certificate.

Governing Law

      The purchase contract agreement, the pledge agreement and the purchase contracts will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Purchase Contract Agent

      The Bank of New York will be the purchase contract agent. The purchase contract agent will act as the agent for the holders of PEPS Units and Treasury PEPS Units from time to time. The purchase contract agreement will not obligate the purchase contract agent to exercise any discretionary actions in connection with a default under the terms of the PEPS Units and Treasury PEPS Units or the purchase contract agreement.

      The purchase contract agreement will contain provisions limiting the liability of the purchase contract agent. The purchase contract agreement will contain provisions under which the purchase contract agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor selected by us.

      The Bank of New York maintains commercial banking relationships with us.

Information Concerning the Collateral Agent

      The Bank of New York will be the collateral agent. The collateral agent will act solely as our agent and will not assume any obligation or relationship of agency or trust for or with any of the holders of the PEPS Units or Treasury PEPS Units except for the obligations owed by a pledge of property to the owner of the property under the pledge agreement and applicable law.

      The pledge agreement will contain provisions limiting the liability of the collateral agent. The pledge agreement will contain provisions under which the collateral agent may resign or be replaced. This resignation or replacement would be effective upon the acceptance of appointment by a successor selected by us.

      Since The Bank of New York is serving as both the collateral agent and the purchase contract agent, if an event of default, except an event of default occurring as a result of a failed remarketing occurs under the purchase contract agreement or the pledge agreement, The Bank of New York will resign as the collateral agent, but remain as the purchase contract agent. We will then select a new collateral agent in accordance with the terms of the pledge agreement.

DESCRIPTION OF THE SENIOR NOTES

      The following description is a summary of the terms of the senior notes due 2008 issued by Monday Finance SA and guaranteed by Monday SCA. The senior notes will be issued under an indenture dated as of the date of the original issuance of the PEPS Units and qualified under the Trust Indenture Act, which we refer to as the senior note indenture. The Bank of New York will act as the indenture trustee. The terms of the senior note indenture will be those provided in the senior note indenture and those made part of the senior note indenture by the Trust Indenture Act.

      The descriptions in this prospectus contain a description of certain terms of the senior notes and the senior note indenture but do not purport to be complete, and reference is hereby made to the senior note indenture and the form of senior note that are or will be filed as exhibits to the registration statement of which this prospectus forms a part and to the Trust Indenture Act.

General

      The senior notes will be Monday Finance SA’s direct, unsecured unsubordinated obligations and will rank without preference or priority among themselves and equally with all of Monday Finance SA’s existing and future unsecured unsubordinated indebtedness.

      The senior notes initially will be issued in an aggregate principal amount equal to $400 million. If the over-allotment option is exercised in full by the underwriters an additional $60 million aggregate principal amount of senior notes will be issued. The senior note indenture does not limit the incurrence or issuance of other secured or unsecured debt by Monday Finance SA or Monday SCA, including secured indebtedness.

      The senior notes will not be subject to a sinking fund provision. Unless a special event redemption occurs, the entire principal amount of the senior notes will mature and become due and payable, together with any accrued and unpaid interest or additional amounts thereon, on                     , 2008.

      Senior notes forming a part of PEPS Units will be issued in certificated form in denominations of $25 or integral multiples of $25 and may be transferred or exchanged at the offices described below. Payments on senior notes issued as a global security will be made to the depositary, a successor depositary or, in the case that no depositary is used, to a paying agent for the senior notes. Principal, interest and additional amounts with respect to certificated notes will be payable, the transfer of the senior notes will be registrable and senior notes will be exchangeable for senior notes of other denominations of a like aggregate principal amount, at the corporate trust office or agency of the trustee in New York, New York. However, at our option, payment of interest may be made by check mailed to the address of the entitled holder or by wire transfer to an account appropriately designated by the entitled holder.

      The senior note indenture does not contain provisions that afford holders of the senior notes protection in the event Monday Finance SA or Monday SCA is involved in a highly leveraged transaction or other similar transaction that may adversely affect such holders.

Guarantees

      Monday SCA will absolutely, irrevocably and unconditionally guarantee Monday Finance SA’s obligation to pay principal, interest, additional amounts, if any, and premium, if any, when due on the senior notes, including the payment of the put price. The guarantee of each senior note by Monday SCA will be its direct, unsecured unsubordinated obligation and will rank without preference or priority among all such guarantees and equally with all of Monday SCA’s existing and future unsecured unsubordinated indebtedness. Because Monday SCA is a holding company with no independent operations, its ability to meet its obligations is dependent upon the performance of its subsidiaries and their ability to transfer funds to Monday SCA. Therefore, the guarantees are effectively subordinated to debt and preferred stock incurred or issued by Monday SCA’s subsidiaries, as well as to liabilities of Monday SCA secured by assets of Monday SCA, to the extent of the value of those assets. The senior note indenture does not limit the amount of debt or preferred stock that Monday SCA or its subsidiaries may incur or issue or prohibit the creation of liens on their respective assets.

      In the senior note indenture, Monday SCA will waive its right to require that the indenture trustee or the holders of senior notes exhaust their remedies against Monday Finance SA prior to bringing suit against Monday SCA under the guarantees. The guarantees are a guarantee of payment when due, which means that the holder of the senior notes, as a guaranteed party, may institute a legal proceeding directly against Monday SCA to enforce its rights under the senior note indenture and the guarantees without first instituting a legal proceeding against any other person or entity. The guarantees are not a guarantee of collection.

Interest

      Each senior note will bear interest initially at the rate of      % per year from the original issuance date, payable quarterly in arrears on                     ,                     ,                     and                     of each year, commencing                     , 2002. Following a successful remarketing, interest on the senior notes will be payable semi-annually in arrears on each                     and                     , commencing                     , 2007 (the date six months following the purchase contract settlement date). Interest will be payable by check or wire transfer to the person in whose name the senior note is registered at the close of business on the first day of the month in which the interest payment date falls.

      The applicable interest rate on the senior notes will be reset on the reset date to the reset rate described below under “—Market Rate Reset.” The reset date will be the date of a successful remarketing of the senior notes as described above under “Description of the Purchase Contracts—Remarketing.” The reset rate will become effective on the reset effective date, which is three business days immediately following the reset date. If there is not a successful remarketing of the senior notes, the interest rate on the senior notes will not be reset and interest will continue to be paid quarterly.

      The amount of interest payable on the senior notes for any period will be computed (1) for any full quarterly or semi-annual period on the basis of a 360-day year of twelve 30-day months and (2) for any period shorter than a full quarterly period, or, upon a successful remarketing, a full semi-annual period, on the basis of a 30-day month and, for any period less than a month, on the basis of the actual number of days elapsed per 30-day month. In the event that any date on which interest is payable on the senior notes is not a business day, then payment of the interest payable on such date will be made on the next day that is a business day (and without any interest or other payment in respect of any such delay), except that, if such business day is in the next calendar year, then such payment will be made on the preceding business day.

Market Rate Reset

      The reset rate will be equal to the rate that is sufficient to allow a successful remarketing of the notes and will be determined by the remarketing agent as the rate the senior notes should bear in order to have an approximate market value of 100.25%, but not less than 100%, of their principal amount. The reset rate may not exceed the maximum rate, if any, permitted by applicable law.

Optional Remarketing

      On or prior to the fifth business day preceding the purchase contract settlement date, holders of senior notes that are not part of PEPS Units may elect to have their senior notes remarketed in the same manner as senior notes that are part of PEPS Units by delivering their senior notes along with a notice of this election to the custodial agent designated by us. The custodial agent will hold the senior notes in an account separate from the collateral account in which the pledged senior notes are held. Holders of senior notes electing to have their senior notes remarketed will also have the right to withdraw their election on or prior to the fifth business day immediately preceding the purchase contract settlement date. The proceeds of the remarketing of senior notes that are not part of PEPS Units will be paid to holders in cash, after deduction, to the extent permissible, of the remarketing fee. See “Description of the Purchase Contracts—Remarketing.”

Put Option upon a Failed Remarketing

      If the remarketing of the senior notes has resulted in a failed remarketing, holders of senior notes that are not part of PEPS Units will have the right to put the senior notes to Monday Finance SA on                     , 2006

(the date six weeks following the purchase contract settlement date), upon at least three business days’ prior notice, at a price equal to $25 per senior note, plus accrued and unpaid interest and additional amounts, if any. The payment of the put price is guaranteed by Monday SCA. See “— Guarantees.”

Payment of Additional Amounts on the Senior Notes

      Monday Finance SA will make all payments on the senior notes, including the put price, and Monday SCA will make any payments pursuant to the guarantee of the senior notes, in each case without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the jurisdiction in which it is organized (a “taxing jurisdiction”) or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws, or any regulations or rulings promulgated thereunder, of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings, including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof. Monday Finance SA and Monday SCA are organized under the laws of Luxembourg.

      If a withholding or deduction by Monday Finance SA or Monday SCA, as the case may be, is required by the law of a taxing jurisdiction, Monday Finance SA will, subject to certain limitations and exceptions described below, pay to the holder of any senior note such additional amounts as may be necessary so that every net payment made to such holder in respect thereof, after the withholding or deduction, will not be less than the amount provided for in the senior note or the senior note indenture to be then due and payable.

      Notwithstanding the foregoing, Monday Finance SA and Monday SCA will not be required to pay any additional amounts to a holder of a senior note for or on account of:

(1) any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such holder (a) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such senior note, (b) presented such senior note for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless such senior note could not have been presented for payment elsewhere, or (c) presented such senior note for payment more than 30 days after the date on which the payment in respect of such senior note became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented such senior note for payment on any day within that 30-day period;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(3) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of such senior note to comply with any reasonable request by us addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

(4) any combination of items (1), (2) and (3).

In addition, Monday Finance SA and Monday SCA will not pay additional amounts with respect to any payment of any amounts on any such senior note to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such senior note to the extent such payment would be required by the laws of the relevant taxing jurisdiction, or any political subdivision or relevant taxing authority thereof or therein, to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of the senior note.

Optional Redemption—Special Events

      If a tax event or accounting event, each as defined below and collectively referred to as “special events,” occurs and is continuing, Monday Finance SA may redeem, at its option, the senior notes in whole, but not in part, at a price equal to, for each senior note, the redemption amount, as defined below, plus any overdue unpaid interest and any additional amounts, which we refer to collectively as the “redemption price,” thereon to the date of redemption, which we refer to as the special event redemption date. We refer to Monday Finance SA’s redemption of the senior notes on the special event redemption date as a special event redemption. If a special event redemption occurs prior to the purchase contract settlement date, the redemption price payable in respect of the senior notes that are a component of PEPS Units will be distributed to the collateral agent, which in turn will apply an amount equal to the redemption amount of such redemption price to purchase the Treasury portfolio and remit the remaining portion, if any, of such redemption price to the purchase contract agent for payment to the holders of the PEPS Units. The Treasury portfolio will be substituted for the senior notes and the applicable ownership interests therein will be pledged to the collateral agent for our benefit to secure PEPS Unit holders’ obligations to purchase the Class A common shares under the related purchase contracts. The redemption price will be paid directly to holders of senior notes that are not part of PEPS Units. If a special event redemption occurs after the purchase contract settlement date, the Treasury portfolio will not be purchased and the proceeds will be paid directly to holders of senior notes.

      “Accounting event” means our independent auditors have determined that, as a result of a change in accounting rules after the date of issuance of the senior notes, we must either (1) account for the purchase contract as a derivative under SFAS 133 or (2) account for the PEPS Units using the if-converted method under SFAS 128, and that such accounting treatment will cease to apply upon redemption of the senior notes.

      “Tax event” means the receipt by Monday Finance SA of an opinion of counsel, rendered by a law firm having an internationally recognized Luxembourg tax practice, to the effect that, as a result of any amendment to, change in or announced proposed change in the laws, or any regulations thereunder, of Luxembourg or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative decision, pronouncement, judicial decision or action interpreting or applying such laws or regulations, which amendment or change is enacted or promulgated or which proposed change, pronouncement, action or decision is announced on or after the date of issuance of the senior notes, there is more than an insubstantial increase in the risk that Monday Finance SA or Monday SCA will be required to pay any additional amount on the senior notes as set forth under “—Payment of Additional Amounts on the Senior Notes,” or (2) Monday Finance SA, or Monday SCA, is, or within 90 days of the date of such opinion will be, subject to more than a de minimis amount of other taxes, duties or other governmental charges in connection with any payment pursuant to the senior notes or the guarantee of the senior notes.

      “Redemption amount” means, for each senior note, (1) prior to the purchase contract settlement date, the product of the principal amount of such senior note and a fraction, the numerator of which is the treasury portfolio purchase price, as defined below, and the denominator of which is the applicable principal amount, as defined below, and (2) on or after the purchase contract settlement date, the principal amount of such senior note.

      “Treasury portfolio purchase price” means the lowest aggregate price quoted by a primary U.S. government securities dealer in New York City, a “primary treasury dealer”, to the quotation agent, as defined below, on the third business day preceding the special event redemption date for the purchase of the Treasury portfolio for settlement on the special event redemption date.

      “Applicable principal amount” means either (1) if the special event redemption date occurs prior to the purchase contract settlement date, the aggregate principal amount of the senior notes that are part of the

PEPS Units on the special event redemption date or (2) if the special event redemption date occurs on or after the purchase contract settlement date, the aggregate principal amount of the senior notes outstanding on the special event redemption date.

      “Treasury portfolio” means, with respect to the applicable principal amount of senior notes, a portfolio of zero-coupon U.S. treasury securities consisting of (1) principal or interest strips of U.S. treasury securities that mature on or prior to the business day immediately preceding the purchase contract settlement date in an aggregate amount at maturity equal to the applicable principal amount and (2) with respect to each scheduled interest payment date on the senior notes that occurs after the special event redemption date, principal or interest strips of U.S. treasury securities that mature on or prior to the business day immediately preceding that payment date in an aggregate amount at maturity equal to the aggregate interest payment that would be due on the applicable principal amount of the senior notes on that payment date.

      “Quotation agent” means (1) Morgan Stanley & Co. Incorporated and its respective successors, provided that if Morgan Stanley & Co. Incorporated ceases to be a primary treasury dealer, we will substitute another primary treasury dealer therefor, or (2) any other primary treasury dealer selected by us.

Events of Default

      If any event of default shall occur and be continuing, the trustee will have the right to declare the principal of and the interest on the senior notes, and any other amounts payable under the senior note indenture, to be due and payable and to enforce the other rights of the holders as creditors with respect to the senior notes.

      The following are events of default under the senior note indenture:

•	failure to pay interest or additional amounts on the senior notes when due, continued for a period of 30 days;

•	failure to pay the principal or premium, if any, of the senior notes when due and payable;

•	failure to pay the put price of the senior notes when due;

•	failure to comply, within 90 days after notice provided in accordance with the terms of the senior note indenture, with its other obligations under the senior note indenture; and

•	certain events of bankruptcy, insolvency or reorganization relating to Monday Finance SA or Monday SCA

      If an event of default occurs and is continuing with respect to the senior notes, the trustee or the holders of at least 25% in principal amount of the outstanding senior notes may declare the principal of and accumulated but unpaid interest on all the senior notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. Notwithstanding the foregoing, if an event of default relating to specific events of Monday Finance SA’s or Monday SCA’s bankruptcy, insolvency or reorganization occurs and is continuing, the principal of and interest on all the senior notes will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders of the senior notes. Under some circumstances, the holders of a majority in principal amount of the then-outstanding senior notes may rescind any acceleration and its consequences.

      Subject to the provisions of the senior note indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the senior note indenture at the request or direction of any of the holders of the senior notes, unless those holders have offered to the trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal or interest when due, no senior note holder may pursue any remedy with respect to the senior note indenture or the senior notes unless:

•	that holder has previously given the trustee notice that an event of default is continuing;

•	holders of at least 25% in principal amount of the outstanding senior notes have requested in writing the trustee to pursue the remedy;

•	those holders have offered the trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense;

•	the trustee has not complied with such request within 60 days of receiving it with an offer of security and indemnity; and

•	the holders of a majority in principal amount of the outstanding senior notes have not given the trustee a direction inconsistent with such request within such 60-day period.

      Subject to some restrictions, the holders of a majority in principal amount of the outstanding senior notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the senior note indenture or that the trustee determines is unduly prejudicial to the rights of any other senior note holder, or that would involve the trustee in personal liability.

      The senior note indenture provides that if a default occurs and is continuing with respect to the senior notes and is known to the trustee, the trustee must mail notice of the default within 90 days after it becomes known to the trustee to each holder of the senior notes. Except in the case of a default in the payment of principal of or interest on any senior note, the trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is in the interests of the holders of the senior notes. In addition, Monday Finance SA must deliver to the trustee, within 120 days after the end of each fiscal year, an officer’s certificate indicating whether the signers thereof know of any default that occurred during the previous year. Monday Finance SA also is required to deliver to the trustee, within 30 days after its occurrence, written notice of any events which would constitute certain defaults, their status and what action Monday Finance SA is taking or propose to take.

      Prior to the acceleration of the maturity of the senior notes, the holders of a majority in aggregate principal amount of the then-outstanding senior notes may on behalf of the holders of all the senior notes waive any past default or event of default, except:

•	a default in the payment of the principal of or interest on any of the senior notes; and

•	a default that cannot be waived without the consent of every holder of the senior notes.

      A waiver will serve to end such default, to cure any event of default, and to restore Monday Finance SA, the trustee and holders of the affected senior notes to their former positions and rights. No such waiver will extend to any subsequent or other default.

Consolidation, Merger and Sale of Assets

      Each of Monday Finance SA and Monday SCA may not (a) merge with or into or consolidate with any other entity, or (b) sell, assign, transfer, lease or convey all or substantially all of its properties and assets to any person, firm or corporation, and no person shall merge with or into or consolidate with Monday Finance SA or Monday SCA, unless:

•	Monday Finance SA or Monday SCA is the surviving person, or in case Monday Finance SA or Monday SCA merges with or into or consolidates with another entity or sells, assigns, transfers, leases or conveys all or substantially all of its properties and assets to any person, firm or corporation, the successor entity expressly assumes the obligations of Monday Finance SA or Monday SCA, as the case may be, under the senior notes, the guarantees, or the senior note indenture, as the case may be, and

•	immediately after giving effect thereto, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing.

Agreement by Purchasers of Certain Tax Treatment

      Each senior note will provide that, by acceptance of the senior note, the holder thereof intends that the senior note constitutes debt and agrees to treat it as debt for United States federal, state and local tax purposes.

Book-Entry and Settlement

      Senior notes that are released from the pledge following substitution or settlement of the purchase contracts will be issued in the form of one or more global certificates, which we refer to as global securities, registered in the name of the depositary or its nominee. Except under the limited circumstances described below, senior notes represented by the global securities will not be exchangeable for, and will not otherwise be issuable as, senior notes in certificated form. The global securities described above may not be transferred except by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or to a successor depositary or its nominee.

      The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of the securities in certificated form. These laws may impair the ability to transfer beneficial interests in such a global security.

      Except as provided below, owners of beneficial interests in such a global security will not be entitled to receive physical delivery of senior notes in certificated form and will not be considered the holders (as defined in the senior note indenture) thereof for any purpose under the senior note indenture, and no global security representing senior notes shall be exchangeable, except for another global security of like denomination and tenor to be registered in the name of the depositary or its nominee or a successor depositary or its nominee. Accordingly, each beneficial owner must rely on the procedures of the depositary or if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder under the senior note indenture.

      In the event that

•	the depositary notifies Monday Finance SA that it is unwilling or unable to continue as a depositary for the global security certificates and no successor depositary has been appointed within 90 days after this notice,

•	the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act at which time the depositary is required to be so registered to act as the depositary and no successor depositary has been appointed within 90 days after we learn that the depositary has ceased to be so registered,

•	Monday Finance SA, in its sole discretion, determines that the global security certificates shall be so exchangeable or

•	an event of default under the senior note indenture has occurred and is continuing,

certificates for the senior notes will be printed and delivered in exchange for beneficial interests in the global security certificates. Any global security that is exchangeable pursuant to the preceding sentence shall be exchangeable for senior note certificates registered in the names directed by the depositary. We expect that these instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security certificates.

DESCRIPTION OF SHARE CAPITAL

      In this section, the words “we,” “us” and “our” refer only to Monday Ltd and not to any of its subsidiaries.

      The following information reflects our memorandum of association and bye-laws as these documents will be in effect upon closing of the concurrent offerings.

General

      Our authorized share capital is divided into:

•	2,000,000,000 Class A common shares, par value $.0001 per share,

•	2,000,000,000 Class X common shares, par value $.0001 per share, and

•	1,000,000,000 preferred shares, including Series A Junior Preferred Shares.

Common Shares

      Immediately following the closing of the concurrent offerings, assuming no exercise of the underwriters’ over-allotment option and no redemption of Monday SCA Class I common shares or exchange of exchangeable shares issued by one of Monday SCA’s subsidiaries, we will have approximately   million Class A common shares outstanding, not including approximately   million restricted Class A common shares and Class A common shares underlying fully-vested restricted share units, and approximately   million Class X common shares outstanding.

          Voting

      Holders of our Class A common shares, other than PricewaterhouseCoopers firms, and holders of our Class X common shares are entitled to one vote per share held of record on the election of directors and on all matters submitted to a vote of shareholders at which they are present in person or by proxy. Upon the transfer of our Class A common shares held by PricewaterhouseCoopers firms, these shares will have full voting rights. Holders of our Class A common shares and Class X common shares do not have cumulative voting rights in the election of directors.

          Class X Rights

      Each Monday SCA Class I common share and each exchangeable share of one of Monday SCA’s subsidiaries will be issued together with a right to acquire one Class X common share for the par value of that share, which will be nominal. This right will be exercisable by any holder that is not a PricewaterhouseCoopers firm. The rights will be transferable only together with the Monday SCA Class I common shares or exchangeable shares of one of Monday SCA’s subsidiaries in respect of which they were originally issued. The rights will be exercised automatically upon issuance or transfer to any person that is not a PricewaterhouseCoopers firm.

          Redemption of Class X Shares

      We may, at our option, redeem at any time any Class X common share for a redemption price equal to the par value of the Class X common share, and we may cancel a right to acquire a Class X common share at any time without compensation. We will agree, however, with each holder of Class X common shares or a right to acquire a Class X common share not to redeem any Class X common share of a holder or cancel any right to acquire a Class X common share if the redemption or cancellation would reduce the number of Class X common shares or rights to acquire Class X common shares held by that holder to a number that is less than the number of Monday SCA Class I common shares and exchangeable shares of one of Monday SCA’s subsidiaries held by that holder. It is our intention to redeem Class X common shares from time to time so that the aggregate number of outstanding Class X common shares does not exceed the aggregate number of outstanding Monday SCA Class I common shares and exchangeable shares of Monday SCA’s subsidiaries held by any person other than us or one of our subsidiaries.

          Dividends

      Each Class A common share is entitled to a pro rata part of a dividend, if any, at the times and in the amounts which our board of directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Class X common shares are not entitled to dividends.

          Liquidation Rights

      Each Class A common share is entitled on our liquidation to be paid a pro rata part of the value of our assets remaining after payment of our liabilities, subject to any preferred rights on liquidation attaching to any preferred shares. Class X common shares are not entitled to be paid any amount upon our liquidation.

          No Pre-emptive Rights

      Holders of our Class A common shares and Class X common shares have no pre-emptive rights.

          Transfer

      Class A common shares are, subject to the restrictions and requirements described in this prospectus, transferable by their holders. Class X common shares are transferable by their holders only with our consent. Please read “Arrangements with the PricewaterhouseCoopers Network of Firms—Shareholders Agreement” and “Arrangements with Our Partners—Monday Ltd Voting Agreement” for a description of the transfer restrictions that apply to our Class A common shares and Class X common shares.

Preferred Shares

      We are authorized to issue 1,000,000,000 preferred shares. Our board of directors has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by our shareholders. None of our preferred shares will be outstanding upon closing of the concurrent offerings.

      Any series of preferred shares could, as determined by our board of directors at the time of issuance, rank senior to our Class A common shares and Class X common shares with respect to dividends, voting rights, redemption and liquidation rights. These preferred shares are of the type commonly known as blank-check preferred shares.

      We believe that the ability of our board of directors to issue one or more series of our preferred shares will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Our authorized preferred shares, as well as our Class A common shares and Class X common shares will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires shareholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20% in the total number of Class A common shares and Class X common shares combined, or in the amount of voting securities, outstanding. If the approval of our shareholders is not required for the issuance of our preferred shares or our Class A common shares and Class X common shares, our board of directors may determine not to seek shareholder approval.

      Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred shares that could, depending on the terms of such series, impede the completion of a merger, amalgamation, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to the best interests of us. Our board of directors, in so acting, could issue our preferred shares having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which shareholders might receive a premium for their shares over the then current market price of such shares.

          Series A Junior Preferred Shares

      Upon completion of the concurrent offerings, our Series A Junior Preferred Shares will be reserved for issue upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A Junior Preferred Shares please see “—Rights Agreement” below.

Anti-takeover Effects of Provisions of Our Bye-Laws

          Board of Directors

      Upon completion of the concurrent offerings, our bye-laws will provide for the division of our board into three classes, as nearly equal in number as possible, with one class to be originally elected for a term expiring at the annual general meeting of shareholders to be held in 2003, another class to be originally elected for a term expiring at the annual general meeting of shareholders to be held in 2004 and the final class to be originally elected for a term expiring at the annual general meeting of shareholders to be held in 2005. Each director will hold office until his or her successor is duly elected and qualified. Commencing with the 2003 annual general meeting of shareholders, directors elected to succeed directors whose terms then expire will be elected for a term of three years.

      Our bye-laws provide that any vacancy on our board of directors created from an increase in the number of directors or resulting from death, resignation, disqualification, removal or other cause will be filled only by the affirmative vote of a majority of the remaining directors, so long as they constitute a quorum, and not by the shareholders. Any directors elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until the director’s successor is duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director. Our bye-laws provide that directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting shares then outstanding, voting together as a single class.

      These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board of directors by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

          Advance Notice Procedures for Nominating Directors by Shareholders

      Our bye-laws establish an advance notice procedure for shareholders to make a nomination of candidates for election as directors. Our shareholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or in the case of an annual general meeting by a shareholder who has given timely written notice to our secretary prior to the meeting, at which directors are to be elected, will be eligible for election as our directors. Under our shareholder notice procedure, for notice of shareholder nominations to be made at an annual general meeting to be timely, such notice must be received by our secretary not earlier than 120 days and not later than 90 days before the first anniversary of the preceding year’s annual general meeting, except that, if the date of the annual general meeting is more than 30 days before or more than 70 days after such anniversary date, then for a notice by the shareholder to be timely it must be so delivered not earlier than 120 days prior to the annual general meeting and not later than the later of the 90 days prior to the annual general meeting and 10 days after the date the annual general meeting is announced by us.

      In addition, under our shareholder notice procedure, a shareholder’s notice to us nominating a person for election as a director must contain the information required by our bye-laws. If the chairman of a meeting determines that an individual was not nominated in accordance with our shareholder notice procedure, the individual will not be eligible for election as a director.

          Amendment

      Our bye-laws provide that the affirmative vote of the holders of at least two-thirds of our voting shares then outstanding, voting together as a single class, is required to amend provisions of the bye-laws relating to the number, election and term of our directors, the nomination of director candidates, the filling of vacancies and the removal of directors, the rights plan, the ability of our board of directors to issue preferred shares and the shareholder vote required for business combinations.

Rights Agreement

      Our board of directors currently expects to adopt a rights agreement with           , as rights agent, on or prior to the closing of the concurrent Class A common shares offering. The rights agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part. For information on how to receive a copy of the rights agreement, please see “Where You Can Find More Information.”

          Anti-takeover Effects

      The rights under the rights agreement may have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described below and since a transaction approved by our board of directors would not cause the rights to become exercisable.

          Exercisability of Rights

      Under the rights agreement, a right would attach to each Class A common share and Class X common share outstanding and, when exercisable, entitles the registered holder to purchase from us one one-thousandth of one share of Series A Junior Preferred Shares, par value $0.0001 per share, at an initial purchase price of $100, subject to customary antidilution adjustments. For a description of the terms of our Series A Junior Preferred Shares, see “Series A Junior Preferred Shares” below. For the purposes of the rights agreement, an acquiring person is generally a person or group besides our company who is the beneficial owner of:

•	15% or more of the Class A common shares then outstanding or

•	our common shares which have the right to cast 15% or more of the votes that may be cast by all such shares outstanding for the election of directors of our company.

For purposes of this test, we will not attribute to any person beneficial ownership of shares held by others solely as a result of the shareholders agreement, voting agreement or transfer rights agreement.

      The rights will not become exercisable until the earliest of:

•	the time we learn that a person or group has become an acquiring person and

•	the date, if any, as may be designated by our board of directors following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming an acquiring person.

      Additionally, at any time a person or a group has become an acquiring person, the flip-in or flip-over features of the rights or, at the discretion of our board of directors, the exchange features of the rights, may be exercised by any holder, except for such person or group.

          “Flip In” Feature

      In the event a person or group becomes an acquiring person, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one one-thousandth of a Series A Junior Preferred Share, our Series A Junior Preferred Shares having a value equal to twice the exercise price of the right, in which case our board of directors may elect to issue our Class A common shares in lieu of our Series A Junior Preferred Shares. For example, assuming that the initial purchase price of $100 is in effect on the date that the flip-in feature of the right is exercised and the board of directors elects to issue Class A common shares, any holder of a right, except for the acquiring person, can exercise his or her right by paying us $100 in order to receive from us Class A common shares having a value equal to $200.

          Exchange Feature

      At any time after a person or group becomes an acquiring person, but is the beneficial owner of less than 50%, of our Class A common shares then outstanding, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for consideration per right consisting of one-half of the securities that would be issuable upon exercise of the right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a purchase price before receiving our Class A common shares.

          “Flip Over” Feature

      In the event we are acquired in a merger, amalgamation or other business combination transaction or 50% or more of our assets or our earning power and our subsidiaries, taken as a whole, are sold, each holder of a right, except for the acquiring person, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company’s capital common shares having a value equal to twice the exercise price of the right.

          Redemption of Rights

      At any time before a person becomes an acquiring person, our board of directors may redeem all of the outstanding rights at a nominal redemption price, subject to adjustment. The right to exercise the rights, as described under “—Exercisability of Rights,” will terminate upon action of the board of directors ordering redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

          Amendment of Rights

      At any time before a person or group becomes an acquiring person, the terms of the existing rights agreement may be amended by our board of directors without the consent of the holders of the rights.

      At any time after a person or group becomes an acquiring person, however, our board of directors may not adopt amendments to the existing rights agreement without the consent of the holders of the rights that would be adversely affected by the amendment. Furthermore, once the rights are no longer redeemable, our board of directors may not adopt any amendment that would cause the rights again to be redeemable.

          Termination of Rights

      If not previously exercised, the rights will expire 10 years from the date that the rights agreement commences, unless we earlier redeem or exchange the rights or extend the final expiration date.

          Enforceability of Rights Agreement

      Although a number of companies incorporated in Bermuda have adopted rights agreements having the same effect as our rights agreement, the enforceability of the provisions of such rights agreements have not been definitively tested in the Bermuda courts. Therefore, there is no assurance that a holder of Class A common shares or Class X common shares or the Company could enforce the exercisability of those rights as described above under “—Rights Agreement.”

          Series A Junior Preferred Shares

      In connection with the creation of the rights, as described above, our board of directors will authorize the issuance of Series A Junior Preferred Shares.

      We have designed the dividend, liquidation, voting and redemption features of our Series A Junior Preferred Shares so that the value of one one-thousandth of a share of our Series A Junior Preferred Shares approximates the value of one share of our Class A common shares. Series A Junior Preferred Shares may only be purchased after the rights have become exercisable, and each Series A Junior Preferred Share:

•	is nonredeemable and junior to all other series of preferred shares, unless otherwise provided in the terms of those series of preferred shares,

•	will have a preferential dividend in an amount equal to the greater of $1.00 or 1,000 times any dividend declared on each Class A common share,

•	in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to 1,000 times the payment made per Class A common share,

•	will have 1,000 votes, voting together with our Class A common shares and our Class X common shares and any other share capital with general voting rights, and

•	in the event of any merger, consolidation or other transaction in which Class A common shares are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per Class A common share.

      The rights of our Series A Junior Preferred Shares as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

Bermuda Law

      We are an exempted company organized under the Companies Act 1981 of Bermuda. The rights of our shareholders including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of association and bye-laws. The Companies Act 1981 of Bermuda may differ in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents.

          Foreign Exchange Controls

      We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds, other than funds denominated in Bermuda dollars, in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of our Class A common shares.

          Transfer of Common Shares to Residents of Bermuda

      The terms of the consent from the Bermuda Monetary Authority under the Bermuda Exchange Control Act 1972 relating to the issue and transferability of our Class A common shares restrict the issue and transfer of our shares to and between persons who are residents of Bermuda for purposes of the Bermuda Exchange Control Act 1972 such that residents of Bermuda may not own more than 20% in aggregate of our shares.

          Dividends

      Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would as a result be less than the aggregate of its liabilities and issued share capital and share premium accounts.

          Voting Rights

      Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present in person or by proxy at the meeting. Our bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast, except in the case of removal of directors for cause, where a majority of the votes outstanding is required and amendments to some provisions of our bye-laws, where a two-thirds majority of the votes outstanding may be required. A description of the voting rights attaching to our Class A common shares and Class X common shares is set out above under “—Common Shares—Voting.”

          Written Resolution of Shareholders Only by Unanimous Written Consent

      Under Bermuda law any action required or permitted to be taken by our shareholders may only be taken by written resolution with the consent in writing of all our shareholders.

          Rights in Liquidation

      Under Bermuda law, in the event of a liquidation or winding up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preferred shares and subject to any specific provisions of the company’s bye-laws, the proceeds of the liquidation or winding up are distributed pro rata among the holders of common shares. Our Class X common shares, however, will not be entitled to distribution rights.

          Meetings of Shareholders

      Under Bermuda law, a company is required to convene at least one shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our bye-laws, we must give each shareholder at least 60 days’ notice of the annual general meeting and at least 60 days’ notice of any special general meeting. In addition, our bye-laws provide that prior to any vote by the shareholders, the board must provide sufficient notice and information to our partners committee in order to ensure that the partners can conduct their preliminary vote as provided for in the voting agreement. A description of the voting agreement is set out under “Arrangements With Our Partners— Monday Ltd Voting Agreement.”

      Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Our bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote and holding shares representing more than 50% of the voting power constitutes a quorum.

          Shareholder Proposals

      Under Bermuda law, a shareholder or shareholders who hold not less than 5% of the total outstanding voting rights or number not less than 100 shareholders may requisition the Company to send to shareholders entitled to receive notice of the next annual general meeting, at the cost of the requisitionists, notice of any resolution which may properly be moved together with a statement of not more than one thousand words with respect to the matter referred to in any proposed resolution or business to be dealt with at that meeting. The company is only bound to circulate such a requisition if it is received at the registered office of the company, in the case of a requisition requiring notice of a resolution, not less than six weeks before the meeting and in the case of any other requisition, not less than one week before the meeting.

          Access to Books and Records and Dissemination of Information

      Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s memorandum of association, including its objects and powers, and most alterations to its memorandum of association. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain our principal share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

          Board of Director Actions

      Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company rather than the shareholders. Our bye-laws provide that some actions are required to be approved by our board of directors. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting of our board of directors.

      Under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors and officers on account of any action taken by them in the performance of their duties, except for actions involving fraud and dishonesty. In addition, we have agreed to indemnify our directors and officers for all liability and expenses they may incur in the performance of their duties, except to the extent that such liability is imposed for actions involving fraud or dishonesty.

          Amendment of Memorandum of Association and Bye-Laws

      Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association, other than an amendment that alters or reduces a company’s share capital or a change of name, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Our bye-laws may be amended by our board of directors if the amendment is approved by shareholders by a resolution passed by the holders of a majority of the votes cast, except in limited instances, where the approval of a resolution requires the approval of holders of not less than two-thirds of the voting power.

      Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital of any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital or a change of name as provided in the Companies Act 1981 of Bermuda. Where an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No application may be made by persons voting in favor of the amendment.

          Appraisal Rights and Shareholder Suits

      Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder of the Bermuda company who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Under Bermuda law and our bye-laws, an amalgamation by us with another company would require the amalgamation agreement be approved by our board of directors and by resolution of our shareholders.

      Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

      When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court, which may make an order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholder, by other shareholders or by the company.

Transfer Agent and Registrar

      Mellon Investor Services LLC will serve as transfer agent and branch registrar for our Class A common shares in the United States.  will serve as transfer agent and principal registrar for our Class A common shares in Bermuda.

New York Stock Exchange Listing

      We have applied to have our Class A common shares listed on the New York Stock Exchange under the symbol “MN.”

Description of Monday SCA Common Shares

      The following information reflects the articles of incorporation of Monday SCA as this document will be in effect upon closing of the concurrent offerings.

          General

      The authorized share capital of Monday SCA is divided into:

•	Class I common shares, par value $ per share,

•	1 Class II Series I common share, par value $ per share, and

•	228 Class II Series II through Series XX common shares, par value $ per share, with twelve authorized shares for each of the 19 series.

      Class I common shares represent limited partnership interests in Monday SCA. Class II Series II through Series XX common shares also represent limited partnership interests in Monday SCA but have the right to be redeemed as described below. Upon closing of the concurrent offerings, we will own all issued and outstanding Class II Series II through Series XX common shares. The Class II Series I common share represents a general partnership interest and must be owned by the manager of Monday SCA. Upon closing of this offering, we will own the only Class II Series I common share. Additionally, for all purposes under Luxembourg law and the Monday SCA articles of incorporation, any Class I common shares owned by us will be treated as Class II Series I common shares, except for purposes of share transfers and redemptions.

     Voting

      Every holder of Class I common shares and Class II common shares is entitled to one vote per share at a meeting of shareholders. Under the articles of incorporation of Monday SCA, shareholders may only vote on matters that Luxembourg law requires be submitted to shareholders. Additionally, we, as manager of Monday SCA, must consent to any matter put to a shareholder vote.

     Dividends and Class II Common Share Redemptions

      Holders of Class I common shares and Class II common shares, with our consent, will determine the aggregate amount of dividends that will be paid to shareholders in respect of a financial year. Under Luxembourg law, 5% of the annual net profits of Monday SCA must be allocated to a reserve, until the reserve equals 10% of the subscribed capital. Once the shareholders have determined the total amount of dividends that will be paid, each Class I common share entitles its holder to an equal part of 95% of the dividend amount and each Class II common share entitles its holder to an equal part of 5% of the dividend amount. In addition, each Class II Series II through Series XX common share can be redeemed for cash. A general meeting of the shareholders, with the consent of the manager, will determine the maximum redemption amount for which a single series of Class II Series II through Series XX common shares can be redeemed in respect of a financial year. The redemption amount for Class II Series II through Series XX common shares depends upon the aggregate dividend amount. Accordingly, the holders of Class II Series II through Series XX common shares will be entitled to redemption payments only if dividends are paid to holders of Class I common shares.

     Redemption of Class I Shares

      Subject to contractual restrictions, holders of Class I common shares, at any time beginning six months after the closing of the concurrent Class A common shares offering, may require Monday SCA to redeem their Class I common shares upon 30 days notice. Monday SCA may redeem Class I common shares for cash or, at its option, for our Class A common shares. At any time following a request for redemption, we may intervene and directly exchange our Class A common shares for Class I common shares. Both a redemption of Class I common shares for Class A common shares or a direct exchange of these shares will be made on a one-for-one basis, subject to adjustment to take into account general dilutive measures, such as share splits of Class A common shares.

     Liquidation Rights

      Each Class I common share and Class II common share entitles its holder, on liquidation of Monday SCA, to an equal part of the value of the assets remaining after payment of all debts and charges against Monday SCA.

     Preemptive Rights

      Under Luxembourg law, holders of Class I common shares and Class II common shares are entitled to preemptive rights. Under the articles of incorporation for Monday SCA, however, we, as manager, have the right to remove the preemptive rights on shares issued under the authorized share capital for a period of five years. This authorization may be renewed by a general meeting of shareholders.

     Transfer

      Class I common shares are, subject to the restrictions and requirements described in this prospectus, transferable by their holders. Class II Series II through Series XX common shares are freely transferable. The Class II Series I common share is only transferable if the transfer is approved by the supervisory board of Monday SCA and two-thirds of the common shares voted at a general meeting of shareholders.

     Change of Control Call

      In the event that we undergo a change of control, we will have the right to acquire all Class I common shares for a price equal to the fair market value of the Class I common shares, either by paying cash or by delivery of our Class A common shares.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to the closing of the concurrent Class A common shares offering, there will have been no public market for our Class A common shares. Although we expect to have our Class A common shares approved for listing on the New York Stock Exchange, we cannot assure you that there will be an active public market for our Class A common shares. Sales of substantial amounts of our Class A common shares, or the perception of these sales, may adversely affect the price of our Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. Upon the completion of the concurrent Class A common shares offering, assuming no exercise of the underwriters’ over-allotment option, we will have approximately   million Class A common shares outstanding, not including approximately   million restricted Class A common shares and Class A common shares underlying restricted share units. Holders of Monday SCA Class I common shares will have the right to require Monday SCA to redeem their shares, which redemption may be effected by delivery of Class A common shares. In addition, exchangeable shares issued by one of Monday SCA’s subsidiaries may be exchanged for our Class A common shares on a one-for-one basis at the request of the holders of these exchangeable shares. Of the outstanding number of Class A common shares, approximately   million Class A common shares to be sold in the concurrent Class A common shares offering will be freely tradable without restriction or further registration under the Securities Act of 1933. In addition, please note the following items.

•	Approximately million Class A common shares held by or on behalf of our partners will, unless these restrictions are waived, be subject to the transfer restrictions described under “Arrangements with Our Partners—Monday Ltd Voting Agreement” and, unless these restrictions are waived, will be subject to the underwriters’ lock-up described under “Underwriters” and will be eligible for resale pursuant to Rule 144 under the Securities Act after one year as described below.

•	Approximately zero Class A common shares held by the PricewaterhouseCoopers network of firms and their partners and shareholders will be subject to the transfer restrictions described under “Arrangements with the PricewaterhouseCoopers Network of Firms—Shareholders Agreement” and, unless these restrictions are waived, will be subject to the underwriters’ lock-up described under “Underwriters” and will be eligible for resale pursuant to Rule 144 under the Securities Act after one year as described below. Subject to these restrictions, the PricewaterhouseCoopers network of firms will dispose of its Class A common shares, including any shares exchangeable for our Class A common shares, within five years of the closing date of the concurrent Class A common shares offering to comply with conditions contained in the proposed SEC No-Action Letter described under “Auditor Independence Rules, the Enron Situation and the Proposed Securities and Exchange Commission No-Action Letter—The Proposed SEC No-Action Letter.”

•	Approximately million Class A common shares issuable in lieu of cash redemptions for Monday SCA Class I common shares and in exchange for exchangeable shares issued by one of Monday SCA’s subsidiaries held by or on behalf of our partners and some of the PricewaterhouseCoopers network of firms and their partners and shareholders will, unless these restrictions are waived, be subject to the transfer restrictions described under “Arrangements with the PricewaterhouseCoopers Network of Firms—Shareholders Agreement” and “Arrangements with Our Partners—Monday Ltd Voting Agreement” and, unless these restrictions are waived, will be subject to the underwriters’ lock-up described under “Underwriters” and will be eligible for resale pursuant to Rule 144 under the Securities Act one year after redemption or exchange as described below. We have agreed to file a registration statement that will permit partners to resell Class A common shares delivered to them as set forth in this paragraph without the one year holding period requirement.

•	Approximately million Class A common shares underlying restricted share units generally will be deliverable as follows:

Shares underlying
restricted share	Years after the closing of
units delivered	the concurrent Class A
to partners	common shares offering

20%	1 year
20%	2 years
20%	3 years
15%	4 years
25%	The later of 5 years and termination of employment or service with us.

•	Of the approximately million Class A common shares subject to options described under “Management—2003 Share Incentive Plan,” approximately million shares will become exercisable in four equal annual installments beginning one year after the date of grant and approximately million shares will become exercisable in three equal annual installments beginning one year after the date of grant.

•	All of the approximately million Class A common shares subject to options described under “Management— 2003 Non-Management Share Plan” will become exercisable in three equal installments from the date of grant.

•	All of the approximately million Class A common shares subject to options described under “Management— 2003 Non-Employee Directors’ Incentive Plan” will become exercisable in four equal annual installments beginning one year after the date of grant.

•	An additional million Class A common shares, or awards relating to Class A common shares, other than those described above, will be issued or available for issuance on and after the closing of our separation under the benefit plans described in the prospectus, including grants of restricted Class A common shares.

•	Assuming an offering price in the concurrent Class A common shares offering of $ , up to million of our Class A common shares, or up to million Class A common shares if the underwriters for this offering fully exercise their over-allotment option to acquire additional PEPS Units, will be reserved for issuance in connection with the PEPS Units that are being offered in this offering. These Class A common shares may be issued at any time and from time to time on or prior to , 2006, and generally will be freely tradeable upon issuance without restriction or further registration under the Securities Act of 1933.

      We, the selling shareholders in the concurrent Class A common shares offering, our shareholders, employees, partners, officers and directors who received Class A common shares in the separation have agreed, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, not to, during the period ending 180 days, or in some cases up to two years, after the date of this prospectus, dispose of any Class A common shares or securities convertible into or exchangeable for Class A common shares, except under limited circumstances described under “Underwriters.”

      To the extent not otherwise freely tradable or able to be sold under an exemption contained in Rule 144, we currently expect that we will file a registration statement with the SEC in order to register the reoffer and resale of our Class A common shares issued pursuant to the restricted share units and options to purchase our Class A common shares described under “Management— 2003 Share Incentive Plan” and “Management— 2003 Non-Management Share Plan.” The firms in PricewaterhouseCoopers network, some of their partners and shareholders and the PricewaterhouseCoopers retirement trusts will have the right to demand that we file a registration statement with the SEC in order to register the reoffer and resale of our Class A common shares and other registerable securities described under “Arrangements with the PricewaterhouseCoopers Network of Firms— Shareholders Agreement— Registration Rights.” As a result, any Class A common shares delivered or purchased pursuant to these plans or covered under the registration rights provisions will, subject to applicable contractual restrictions, be freely transferable to the public unless our Class A common shares are acquired by an “affiliate” of ours. Any Class A common shares acquired by an “affiliate” of ours will be transferable to the public in accordance with Rule 144.

      In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated together, including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of:

•	one percent of the then outstanding Class A common shares or

•	the average weekly trading volume in Class A common shares on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of this sale is filed, so long as requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

      In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell Class A common shares that are not restricted securities within the meaning of that rule. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell these shares without compliance with the foregoing requirements.

      The registration rights that will be granted to some firms in the PricewaterhouseCoopers network and some of the PricewaterhouseCoopers partners and shareholders could, if exercised, permit these shareholders to sell significant amounts of Class A common shares. See “Risk Factors— Risks That Relate to Ownership of Our Class A Common Shares Deliverable Upon Settlement of the Purchase Contracts— The price of our Class A common shares may decline due to the large number of outstanding shares eligible for future sale to the public, including any Class A common shares held by the PricewaterhouseCoopers firms that must be divested within five years of the concurrent Class A common shares offering” for a description of risks relating to the registration rights.

MATERIAL INCOME TAX CONSEQUENCES

Luxembourg Tax Considerations

      Under current Luxembourg law, no income, withholding or other taxes or stamp or other duties are imposed in Luxembourg upon the issue, transfer or sale of the senior notes or on any payments under the senior notes, except, in some circumstances, to holders that for Luxembourg tax purposes are resident in or have a permanent establishment in Luxembourg.

Bermuda Tax Considerations

      Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of the purchase contracts or Class A common shares issued under the purchase contracts or on any payments under the purchase contracts or Class A common shares, except, in some circumstances, to persons ordinarily resident in Bermuda.

United States Federal Income Tax Considerations for U.S. Holders

      The following is a summary of the material United States federal income tax consequences to U.S. holders (defined below) of the purchase, ownership and disposition of PEPS Units, Treasury PEPS Units, senior notes and our Class A common shares acquired under the purchase contracts. Unless otherwise stated, this summary applies to you only if you are an initial holder who acquires PEPS Units at the issue price and who holds PEPS Units, Treasury PEPS Units, senior notes and our Class A common shares as capital assets. As used herein, the term “U.S. holder” means an owner of PEPS Units or Treasury PEPS Units that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States,

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof or

•	an estate or trust the income of which is subject to U.S. federal income taxation, regardless of its source.

      If a partnership holds PEPS Units, Treasury PEPS Units, senior notes or our Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding any of the above instruments should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of PEPS Units, Treasury PEPS Units, senior notes and our Class A common shares acquired under the purchase contracts.

      The tax treatment of holders varies depending on their particular situations. This summary does not deal with special classes of holders. For example, this summary does not address:

•	tax consequences to U.S. holders who may be subject to special tax treatment, such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies and tax-exempt investors,

•	tax consequences to U.S. holders holding PEPS Units, Treasury PEPS Units, senior notes or our Class A common shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes, or

•	alternative minimum tax consequences, if any.

      This summary also does not discuss any state, local or (except to the extent described under “Luxembourg Tax Considerations” and “Bermuda Tax Considerations”) foreign tax consequences to U.S. holders.

      This summary is based upon the Internal Revenue Code of 1986, Treasury regulations (including proposed Treasury regulations) issued under the Code, IRS rulings and pronouncements and judicial decisions now in effect, all of which are subject to change. Any such change may be applied retroactively in a manner that could cause the tax consequences to vary materially from the consequences described below, possibly adversely affecting you. No statutory, administrative or judicial authority directly addresses the treatment of PEPS Units, Treasury PEPS Units or instruments similar to PEPS Units or Treasury PEPS Units for U.S. federal income tax purposes. As a result, we cannot assure you that the IRS will agree with the tax consequences described below. We urge U.S. holders to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the PEPS Units and Treasury PEPS Units, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

PEPS Units

     Allocation of the purchase price

      Your acquisition of a PEPS Unit will be treated as an acquisition of the senior note and the purchase contract constituting the PEPS Unit. The purchase price will be allocated between the senior note and the purchase contract in proportion to their respective fair market values at the time of purchase. This allocation will establish your initial tax basis in the senior note and the purchase contract. We have determined that      % of the issue price of a PEPS Unit is allocable to the senior note, and      % is allocable to the purchase contract. This position will be binding on you (but not on the IRS) unless you explicitly disclose a contrary position in a statement attached to your timely filed U.S. federal income tax return for the taxable year in which you acquire PEPS Units. Thus, absent such disclosure, you should allocate the purchase price for PEPS Units in accordance with the foregoing. The remainder of this discussion assumes that this allocation of the purchase price will be respected for U.S. federal income tax purposes.

     Senior notes

      Ownership of senior notes. We and you, by acquiring PEPS Units, agree to treat you as the owner, for U.S. federal, state and local income and franchise tax purposes, of the senior notes that are a part of the PEPS Units that you own. The remainder of this summary assumes that you will be treated as owning the senior notes that are a part of such PEPS Units for U.S. federal, state and local income and franchise tax purposes.

      Interest income. The treatment of the senior notes is not clear, as described below. We intend to take the position and the following discussion assumes that you will be required to include stated interest payments on the senior notes in your income at the time the interest is paid or accrued, in accordance with your regular method of tax accounting.

      Under the allocation described above of the issue price of a PEPS Unit between the related senior note and purchase contract, the principal amount of the senior note will be greater than the portion of the purchase price allocated to the senior note, and the senior note will thus be considered for U.S. federal income tax purposes to have been issued with original issue discount, in an amount equal to such excess. You will be required to include this original issue discount in income for U.S. federal income tax purposes as it accrues over the period from the original issue date through the reset effective date, in accordance with a constant-yield method based on a compounding of interest, before you receive any payment attributable to this income. Under this method, you generally will be required to include in income increasingly greater amounts of original issue discount in successive accrual periods.

      Interest on the senior notes, including original issue discount, will generally be treated for U.S. foreign tax credit purposes as foreign-source passive income or, in the case of some holders, foreign-source financial services income.

      Sale, exchange or other disposition of senior notes. Upon the sale, exchange or other disposition of senior notes (including as a result of the remarketing thereof), you will recognize capital gain or loss in an amount equal to the difference between your amount realized (which does not include amounts equal to any accrued but unpaid interest that you have not previously included in gross income, which will be taxable as interest) and your tax basis in the senior notes. Your tax basis in the senior notes you hold will equal the cost of the senior notes, increased by the amounts of original issue discount previously included in income. Such gain or loss will generally be treated as U.S.-source for U.S. foreign tax credit purposes. Gains of individuals from capital assets held for more than one year are taxed up to a maximum rate of 20%. Your ability to deduct capital losses is subject to limitations. Your holding period in the senior notes will commence on the day after the day you acquire the senior notes.

      Possible alternative characterization. The treatment of instruments involving a reset mechanism like that in the senior notes is unclear. For example, it is possible that the IRS could treat the senior notes as “contingent payment debt instruments.” Under that treatment, (1) regardless of your regular method of tax accounting, you would be required to use an accrual method with respect to the senior notes, (2) interest income that accrues may exceed interest payments actually received, (3) any gain and all or a portion of any loss on the sale, exchange or other disposition of the senior notes generally would be ordinary rather than capital in nature, and (4) any gain and all or a portion of any loss on the sale, exchange or other disposition of the senior notes generally would be treated differently for U.S. foreign tax credit purposes than if the intended treatment of the senior notes were respected. You should consult your tax advisor regarding the treatment of the senior notes, including the possible application of the contingent debt rules.

          Purchase contracts

      Acquisition of Class A common shares under a purchase contract. You generally will not recognize gain or loss on the purchase of our Class A common shares under a purchase contract, except with respect to any cash paid instead of a fractional share of our Class A common shares. Your aggregate initial tax basis in the shares of our Class A common shares acquired under a purchase contract generally should equal (1) the purchase price paid for those shares, including the portion of the issue price of the related PEPS Unit that is allocated to such purchase contract, less (2) the portion of such purchase price allocable to any fractional share. The holding period for Class A common shares acquired under a purchase contract will commence on the day after the day you acquire the shares.

      Early settlement of purchase contract. You will not recognize gain or loss on the receipt of a senior note, Treasury securities or your share of the Treasury portfolio upon early settlement of a purchase contract, and your tax basis in, and holding period for, the senior note, Treasury securities or the Treasury portfolio will not be affected by the early settlement.

      Termination of purchase contract. If a purchase contract terminates, you will recognize gain or loss equal to the difference between the amount realized (if any) upon the termination and your adjusted tax basis in the purchase contract at the time of the termination. In general, such gain or loss will be U.S.-source for U.S. foreign tax credit purposes. The gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you held the purchase contract for more than one year immediately before such termination. Long-term capital gains of individuals are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. You will not recognize gain or loss on the receipt of a senior note, Treasury securities or Treasury portfolio upon termination of the purchase contract, and you will have the same adjusted tax basis in the senior note, Treasury securities or Treasury portfolio as before such termination.

          Ownership of Class A common shares acquired under a purchase contract

      Distributions. The gross amount of distributions you receive on your Class A common shares, if any, will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits, calculated according to U.S. federal income tax principles. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it. Because we are not a U.S. corporation, you will not be entitled to claim a dividends received deduction, generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations, with respect to distributions you receive from us. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the Class A common shares, and the balance of the distribution in excess of your adjusted basis will be taxed as capital gain recognized on a subsequent disposition of the shares. The reduction in basis caused by the tax-free return of capital will increase the amount of gain, or decrease the amount of loss, you will recognize on any subsequent disposition of your Class A common shares. If, for U.S. federal income tax purposes, we are classified as a United States-owned foreign corporation, distributions made to you with respect to your Class A common shares that are taxable as dividends generally will be treated for U.S. foreign tax credit purposes as:

•	foreign source passive income or, in the case of some holders, foreign source financial services income, and

•	U.S. source income,

in proportion to our earnings and profits in the year of such distribution allocable to foreign and U.S. sources, respectively. For this purpose, we will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by U.S. persons.

      Foreign personal holding company. A foreign corporation will be classified as a foreign personal holding company (“FPHC”) if:

•	at any time during the corporation’s taxable year, five or fewer individuals who are United States citizens or residents own, directly or indirectly (or by virtue of certain ownership attribution rules), more than 50% of the corporation’s stock by either voting power or value which we refer to as the shareholder test; and

•	the corporation receives at least 60% of its gross income, or 50% after the initial year of qualification, as adjusted, for the taxable year from certain passive sources, including any income from certain personal service contracts, which we refer to as the income test.

      If we or one or more of our non-United States subsidiaries were classified as a foreign personal holding company, you and some indirect holders would be required, regardless of your percentage ownership, to include in income as a dividend, your pro rata share of our, or our relevant non-United States subsidiary’s, undistributed foreign personal holding company income if you were a holder on the last day of our taxable year or, if earlier, the last day on which we satisfied the shareholder test. Such pro rata share would depend, in part, on the proportion of the year for which we, or one or more of our non-United States subsidiaries, were a foreign personal holding company. If you own, directly or indirectly, 5% or more by value of our Class A common shares, you will be required to include in your return information about the income, expenses and other specified items of the applicable company.

      Because of the application of complex ownership attribution rules, we are likely to meet the shareholder test during our first tax year, and possibly in later years. Additionally, we may satisfy the income test and be treated as a foreign personal holding company, although we intend to manage our affairs so as to minimize the percentage of foreign personal holding company income in our gross income for all applicable tax years. However, even if we are classified as a foreign personal holding company, subject to the discussion of our non-United States subsidiaries below, we do not anticipate having any material amounts of undistributed foreign personal holding company income.

      In addition, because of the application of complex ownership attribution rules, our non-United States subsidiaries are likely to meet the shareholder test in a given year. It is also possible that one or more of our non-United States subsidiaries will meet the income test in a given year and be treated as a foreign personal holding company. If one or more of our non-United States subsidiaries is a foreign personal holding company, then any undistributed foreign personal holding company income of those subsidiaries generally would be deemed paid to us or you as a dividend, with the result that you generally would be required to include currently your ratable share of such deemed dividend as undistributed foreign personal holding company income. Any such income inclusion would result in a corresponding increase in your tax basis in our Class A common shares. However, we intend to manage the affairs of our non-United States subsidiaries so as to attempt to avoid or minimize having income imputed to you under these rules, to the extent this is consistent with our business goals, although there can be no assurance in this regard.

      Depending on a variety of factors, it is possible that we or any of our non-United States subsidiaries that are foreign personal holding companies may cease to be classified as foreign personal holding companies in the future, although there can be no assurance in this regard.

      Disposition of Class A common shares. When you sell or otherwise dispose of your Class A common shares you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. For foreign tax credit limitation purposes, this gain or loss will generally be treated as U.S.-source. If you are an individual and the Class A common shares being sold or otherwise disposed of have been held by you for more than one year, your gain recognized will be taxed at a maximum tax rate of 20%. Your ability to deduct capital losses is subject to limitations.

      Adjustment to settlement rate. In the event we make distributions to our shareholders that are treated for U.S. federal income tax purposes as dividends, you might be treated as receiving a constructive dividend from us, if (1) the settlement rate is adjusted and, as a result of that adjustment, your proportionate interest in our assets or earning and profits is increased and (2) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the settlement rate would not be considered made pursuant to such a formula if the adjustment were made to compensate you for certain taxable distributions with respect to our common stock. Thus, under some circumstances, an increase in the settlement rate might give rise to a taxable dividend to you even though you would not receive any cash. We do not presently anticipate that we will make any distributions to our shareholders which are treated for U.S. federal income tax purposes as dividends.

Treasury PEPS Units

          Substitution of Treasury securities to create Treasury PEPS Units

      If you hold PEPS Units and deliver Treasury securities in substitution for senior notes, you generally will not recognize gain or loss upon the delivery of the Treasury securities or the release of the senior notes from the pledge arrangement. You will continue to include in income any interest payments with respect to the senior notes you continue to hold, and your tax basis in, and holding period for, the senior notes and the purchase contracts will not be affected by the delivery and release.

          Ownership of Treasury securities

      You, by acquiring Treasury PEPS Units, agree to be treated as the owner, for U.S. federal, state and local income and franchise tax purposes, of the Treasury securities that are part of the Treasury PEPS Unit that you own. Accordingly, you will be required to recognize income, gain and loss with respect to the Treasury securities in the same manner as if you held them directly. You are urged to consult with your tax advisor regarding the acquisition, ownership and disposition of the Treasury securities.

          Substitution of senior notes to recreate PEPS Units

      If you hold Treasury PEPS Units and deliver senior notes to recreate PEPS Units, you generally will not recognize gain or loss upon the delivery of the senior notes or the release of the Treasury securities. You will continue to include in income any interest, original issue discount or acquisition discount otherwise includible with respect to the Treasury securities and the senior notes, and your tax basis in, and holding period for, the Treasury securities, the senior notes and the purchase contract will not be affected by the delivery and release.

Tax or accounting event redemption

      A tax or accounting event redemption will be a taxable event. You will generally recognize capital gain or loss in an amount equal to the difference between (1) the redemption price of the senior notes (whether paid directly to you or applied to the purchase of the Treasury portfolio on behalf of holders of the PEPS Units), except to the extent of amounts paid in respect of accrued but unpaid interest not previously included in income, which will be taxable as such, and (2) your adjusted tax basis in the senior notes. Capital gains of individuals derived in respect of capital assets held for more than one year are taxed up to a maximum tax rate of 20%. Your ability to deduct capital losses is subject to limitations.

          Treasury portfolio

      You, by acquiring PEPS Units, agree to be treated as the owner, for U.S. federal state and local income and franchise tax purposes, of that portion of the Treasury portfolio that is a part of the PEPS Units that you own. You will be required to include in income any amount earned on your pro rata share of the Treasury portfolio for all U.S. federal, state and local income and franchise tax purposes. You are urged to consult your tax advisor regarding the tax treatment of the acquisition, ownership and disposition of the Treasury portfolio.

Sale or disposition of PEPS Units or Treasury PEPS Units

      Upon a disposition of PEPS Units or Treasury PEPS Units, you will be treated as having sold, exchanged or disposed of the purchase contracts and senior notes or Treasury securities or applicable interest in the Treasury portfolio, as the case may be, that constitute the PEPS Units or Treasury PEPS Units. You generally will have capital gain or loss equal to the difference between the portion of your proceeds allocable to the purchase contracts and the senior notes or Treasury securities or applicable interest in the Treasury portfolio, as the case may be, and your respective tax basis in the purchase contracts and the senior notes or Treasury securities or applicable interest in the Treasury portfolio. See “—PEPS Units— Senior notes— Sale, exchange or other disposition of senior notes.”

      If the disposition of a PEPS Unit or Treasury PEPS Unit occurs when the purchase contract has a negative value to you, you will be considered to have received additional consideration for the senior note or Treasury securities or applicable interest in the Treasury portfolio in an amount equal to such negative value and to have paid such amount to be released from your obligation under the purchase contract. You should consult your tax advisor regarding a disposition of a PEPS Unit or Treasury PEPS Unit at a time when the purchase contract has a negative value.

Information reporting and backup withholding

      Unless you are an exempt recipient such as a corporation, (1) payments under the PEPS Units, Treasury PEPS Units, senior notes, purchase contracts, Treasury securities or applicable interest in the Treasury portfolio or our Class A common shares, (2) the proceeds received with respect to a fractional share of our common stock upon the settlement of a purchase contract and (3) the proceeds received from the sale, exchange or other disposition of PEPS Units, Treasury PEPS Units, senior notes, purchase contracts, Treasury securities or applicable interest in the Treasury portfolio or our Class A common shares may be subject to information reporting and may be subject to U.S. federal backup withholding at the applicable rate if you fail to supply an accurate taxpayer identification number or otherwise fail to comply with applicable U.S. information reporting or certification requirements. Amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

      Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibit pension, profit-sharing or other employee benefit plans, as well as individual retirement accounts, Keogh plans and other plans subject to Section 4975 of the Code (“Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“Parties in Interest”) with respect to such Plans. As a result of the business of Monday Ltd and its related entities, both it and Monday Finance SA and Monday SCA could be Parties in Interest with respect to many Plans. Where this is the case, the purchase and holding of the PEPS Units by or on behalf of the Plan could result in prohibited transactions under Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available. In this regard, the U.S. Department of Labor has issued the following prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of the PEPS Units and the underlying component instruments and transactions: PTCE 96-23 (relating to transactions determined by in-house asset managers), PTCE 95-60 (relating to transactions by insurance company general accounts), PTCE 91-38 (relating to transactions by bank collective investment trusts), PTCE 90-1 (relating to transactions by insurance company separate accounts) or PTCE 84-14 (relating to transactions determined by qualified professional asset managers). There can be no assurance, however, that all of the conditions of any such exemption will be satisfied.

      Accordingly, each purchaser or holder of the PEPS Units or any interest therein will be deemed to have represented by its purchase and holding thereof that (a) it is not a Plan or an entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (collectively, “Plan Investors”) and is not purchasing the PEPS Units on behalf of or with “plan assets” of any Plan Investor or (b) its purchase, holding and disposition of the PEPS Units and the underlying component instruments, and its involvement in the transactions contemplated by the PEPS Units, will not involve any non-exempt prohibited transactions under ERISA or the Code or other similar laws. This representation will be deemed to be made at each moment from and including the date of acquisition of the PEPS Units through and including the date of disposition of the PEPS Units and each component instrument. A purchase of the PEPS Units by a Plan Investor will be deemed to constitute an approval of the terms of all of the actions and transactions described in this prospectus taken by, effected by or involving Monday Ltd, Monday Finance SA, Monday SCA, their related entities and the remarketing agent.

      Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the prohibited transaction rules of ERISA or the Code, but may be subject to similar rules under other applicable laws or documents.

      Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the PEPS Units on behalf of or with “plan assets” of any Plan Investor consult with their counsel regarding the relevant provisions of ERISA and the Code and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14. Parties who purchase and hold the PEPS Units and become involved in the actions and transactions contemplated under the PEPS Units accept sole responsibility for ensuring that such actions and transactions do not involve non-exempt prohibited transactions under ERISA, the Code or similar laws or an unauthorized delegation of fiduciary authority with respect to assets of a Plan Investor. The sale of the PEPS Units to a Plan Investor is in no respect a representation by Monday Ltd, any related entity or the underwriters that the PEPS Units meet all relevant legal requirements with respect to investments by Plan Investors generally or any particular Plan Investor, or that the PEPS Units are appropriate for Plan Investors generally or any particular Plan Investor.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and Monday Ltd, Monday SCA and Monday Finance SA have agreed to sell to them, severally, the respective number of PEPS Units set forth below:

Number of
Name	PEPS Units

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Banc of America Securities LLC
Credit Suisse First Boston Corporation
Salomon Smith Barney Inc.
SG Cowen Securities Corporation
UBS Warburg LLC

Total

      The underwriters are offering the PEPS Units subject to their acceptance of the PEPS Units from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the PEPS Units offered by this prospectus are subject to the approval of specified legal matters by their counsel and to other conditions. These conditions include a condition that our separation be completed prior to the closing of this offering and a condition that the initial public offering of our Class A common shares be consummated simultaneously. The underwriters are obligated to take and pay for all of the PEPS Units offered by this prospectus if any such units are taken. However, the underwriters are not required to take or pay for the PEPS Units covered by the over-allotment option described below.

      The underwriters initially propose to offer a portion of the PEPS Units directly to the public at the public offering price listed on the cover page of this prospectus and a portion to some dealers at a price that represents a concession not in excess of $     per PEPS Unit under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $     per PEPS Unit to other underwriters or dealers. After the initial offering of the PEPS Units, the offering price and other selling terms may from time to time be varied by the representative.

      The underwriting discounts and commissions to be paid by us, which are expected to be a fixed percentage of the offering price, are set forth in the following table:

		Underwriting	Net Proceeds
	Price to	Discounts and	to Monday
	Public	Commissions	Finance SA

Per PEPS Unit	$25.00	$	$
Total	$	$	$

      We expect that the offering expenses payable by us in connection with this offering, other than the underwriting discounts and commissions, will be approximately $                    .

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, subject to certain limitations, to purchase up to an aggregate of                     additional PEPS Units at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of PEPS Units by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase the same percentage of additional PEPS Units as the number listed next to the underwriter’s name in the preceding table bears to the total number of PEPS Units listed next to the names of all underwriters in the preceding table.

      If the underwriters’ option is exercised in full, the total price to the public would be $        million, the total underwriting discounts and commissions would be $          and the total proceeds to us would be $          .

      We, our shareholders, employees, service providers, partners, officers and directors who received Class A common shares in our separation will agree, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, not to, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, exchange, redeem or otherwise transfer or dispose of, directly or indirectly, any Class A common shares or Class X common shares or any securities convertible into or exercisable or exchangeable for Class A common shares or Class X common shares, or any shares of capital stock of Monday SCA or any securities convertible into or exercisable or exchangeable for capital stock of Monday SCA, or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common shares, Class X common shares or any securities convertible into or exercisable or exchangeable for Class A common shares, Class X common shares or capital stock of Monday SCA, whether any such transaction described above is to be settled by delivery of Class A common shares, Class X common shares, capital stock of Monday SCA or such other securities, in cash or otherwise.

      In addition, the PricewaterhouseCoopers firms and their partners and shareholders taking part in the concurrent Class A common shares offering will each agree not to enter into any such transaction for a period of up to two years after the date of the closing of the concurrent Class A common shares offering according to the following schedule:

Amount of Class A
Period of time following the closing of the	common shares that
concurrent Class A common shares offering	may be sold

Less than six months	0%
Between 6 months and 12 months	25%
Between 12 months and 18 months	50%
Between 18 months and 24 months	75%
More than 24 months	100%

      The restrictions described in the preceding two paragraphs do not apply to:

•	the sale of the PEPS Units to the underwriters,

•	the sale of Class A common shares to the underwriters for the concurrent Class A common shares offering,

•	our issuance of up to million Class A common shares upon the exercise of an option or warrant or the exchange, redemption or conversion of a security outstanding on the date of the closing of the concurrent Class A common shares offering of which the underwriters have been advised in writing prior to the date of this prospectus, including exchanges of Monday SCA Class I common shares and exchanges of exchangeable shares issued by one of Monday SCA’s subsidiaries for shares of Class A common shares, provided that, except as otherwise agreed in writing by Morgan Stanley & Co. Incorporated on behalf of the underwriters, such shares are subject to the terms of the restrictions described above,

•	our issuance of Class A common shares in connection with an exercise of a purchase contract underlying a PEPS Unit,

•	issuance pursuant to the rollup agreements of our Class A common shares, Monday SCA Class I common shares and exchangeable shares of one of Monday SCA’s subsidiaries in exchange for shares of our subsidiaries,

•	the granting by us of awards with respect to not more than million shares of Class A common shares to officers, directors, consultants or employees, including any person providing services through a personal service company, under the benefit plans described in this prospectus, provided that these awards are not exercisable prior to the end of the 180-day lock-up described above,

•	any transaction required under the proposed independence relief no-action letter from the SEC described in this prospectus,

•	issuance of a number of shares not exceeding 11.5% of the Class A common shares to be outstanding immediately following the closing of the concurrent Class A common shares offering, assuming all Monday SCA Class I common shares and exchangeable shares issued by one of Monday SCA’s subsidiaries then outstanding are redeemed or exchanged for newly issued Class A common shares on a one-for-one basis, in each case in connection with acquisitions, including any acquisitions of the consulting business of a PricewaterhouseCoopers firm, provided that the recipient of such shares agrees to be bound by the restrictions described above,

•	any transfer by a selling shareholder of Monday SCA Class I common shares or exchangeable shares of one of Monday SCA’s subsidiaries, provided that the transferee of any such shares agrees to be bound by the restrictions described above,

•	with respect to each of the exceptions listed above, the issuance by Monday SCA of the same number of shares of its equity to Monday Ltd or

•	some transfers by our partners, officers and directors for estate planning purposes, provided that the transferee of any such shares agrees to be bound by the restrictions described above.

      In order to facilitate the offering of the PEPS Units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the PEPS Units. Specifically, the underwriters may sell more PEPS Units than they are obligated to purchase under the underwriting agreement, creating a short position in the PEPS Units for their own account. A short sale is covered if the short position is no greater than the number of PEPS Units available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing PEPS Units in the open market. In determining the source of PEPS Units to close out a covered short sale, the underwriters will consider, among other things, the open market price of the PEPS Units compared to the price available under the over-allotment option. The underwriters may also sell PEPS Units in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing PEPS Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the PEPS Units in the open market after pricing that could adversely affect investors who purchase PEPS Units in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, PEPS Units in the open market to stabilize the price of the PEPS Units. The underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the PEPS Units in this offering, if the syndicate repurchases previously distributed PEPS Units to cover syndicate short positions or to stabilize the price of the PEPS Units. Any of these activities may raise or maintain the market price of the PEPS Units above independent market levels or prevent or retard a decline in the market price of the PEPS Units. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      From time to time, some of the underwriters and their affiliates have provided, and will continue to provide, investment banking services to us and the PricewaterhouseCoopers network of firms. Morgan Stanley & Co. Incorporated advised the PricewaterhouseCoopers firms on the reorganization of its business, including the sale of Unifi, its U.S. human resources business; the sale of portions of its financial advisory services business, including its U.S. corporate value consulting business; the proposed disposal of its business processing management services business; and the attempted sale of our business, which was not consummated. Morgan Stanley & Co. Incorporated received usual and customary fees for this advice. Some of the underwriters for this offering also are acting as underwriters of the concurrent Class A common shares offering.

      We, Monday SCA, Monday Finance SA and the underwriters have agreed to indemnify each other against some liabilities, including liabilities under the Securities Act.

      Neither the lead manager nor any of the underwriters participating in pricing activities are audit clients or affiliates of audit clients of the PricewaterhouseCoopers network of firms. Some other syndicate members of the underwriters may be clients or affiliates of audit clients of the PricewaterhouseCoopers network of firms.

      Morgan Stanley DW Inc., an affiliate of Morgan Stanley & Co. Incorporated, through Morgan Stanley Online, its online service, may be a member of the syndicate and engage in electronic offers, sales and distributions of the shares being offered.

      Prior to this offering, there has been no public market for the PEPS Units. We will apply to have the PEPS Units approved for listing on the New York Stock Exchange. We have been advised by the underwriters that they intend to make a market in the PEPS Units. The underwriters are not obligated to do so and may discontinue their market making at any time without notice. We can provide no assurance as to the liquidity of any trading market for the PEPS Units.

LEGAL MATTERS

      The validity of the issuance of the purchase contracts and the underlying Class A common shares offered by this prospectus will be passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda. The validity of the issuance of the senior notes offered by this prospectus will be passed upon for us by Linklaters Loesch, Luxembourg. Certain legal matters of United States and New York law will be passed upon for us by Davis Polk & Wardwell, New York, New York. Appleby Spurling & Kempe, Hamilton, Bermuda, will pass upon the validity of the issuance of the purchase contracts and the underlying Class A common shares offered by this prospectus for the underwriters. Beghin & Feider en association avec Allen & Overy, Luxembourg, will pass for the underwriters upon the validity of the issuance of the senior notes offered by this prospectus. Certain legal matters of United States and New York law will be passed upon for the underwriters by Hughes Hubbard & Reed LLP, New York, New York. Hughes Hubbard & Reed LLP has provided, and will continue to provide, legal services to firms in the PricewaterhouseCoopers network of firms and their affiliates from time to time for which they have received, and will receive, customary fees and reimbursement of expenses.

EXPERTS

      Our combined financial statements as of June 30, 2000 and 2001, and for each of the three years in the period ended June 30, 2001, included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing in this prospectus, and have been included in reliance upon the reports of Deloitte & Touche LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our PEPS Units offered hereby. This prospectus does not contain all of the information set forth in the registration statement, as amended, and the exhibits to the registration statement, as amended, to which reference is hereby made. Some items are omitted in accordance with the rules and regulations of the SEC. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, as amended, reference is made to such exhibit for a more complete description of the matter involved and statements contained in this prospectus that are not necessarily complete are qualified in all respects by such reference. The registration statement, and any amendments to the registration statement, and the exhibits to the registration statement filed by us with the SEC may be inspected at the public reference facilities of the SEC listed below.

      As a result of this offering, Monday Ltd and Monday SCA will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at its principal offices at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Copies of such information may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

      We intend to furnish holders of our PEPS Units and Treasury PEPS Units with annual reports containing combined financial statements audited by independent accountants, beginning with the fiscal year ending June 30, 2002. We also intend to furnish other reports as we may determine or as required by law. We also maintain an Internet site at http://www.monday.com. Our website and the information it contains or that is connected to it shall not be deemed to be incorporated into this prospectus or the registration statement of which the prospectus forms a part.

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

COMBINED BALANCE SHEETS
(In thousands)

	June 30,	March 31,
	2001	2002

		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$110,204	$115,193
Short-term investments	3,151	13,724
Accounts receivable (net of allowances of $84,262 and $60,267 at June 30, 2001 and March 31, 2002, respectively)	1,264,946	1,013,310
Unbilled receivables	154,001	188,774
Amounts due from the PwC Network	12,446	58,024
Prepaid and other current assets	90,225	108,566

Total current assets	1,634,973	1,497,591

Investments	9,360	4,746
Property and equipment, net	137,619	145,451
Goodwill, net	151,063	117,908
Other non-current assets	55,484	41,472

Total non-current assets	353,526	309,577

Total assets	$1,988,499	$1,807,168

Liabilities and PwC Network Investment
Current liabilities
Accounts payable and accrued liabilities	$161,611	$183,106
Accrued payroll and related benefits	103,365	95,183
Short-term bank borrowings	29,223	71,611
Current portion of long-term debt	6,506	4,103
Amounts due to the PwC Network	1,019,051	891,505

Total current liabilities	1,319,756	1,245,508

Long-term liabilities
Long-term debt	49,888	52,455
Other long-term liabilities	115,821	79,950

Total long-term liabilities	165,709	132,405
Commitments and contingencies

PwC Network investment	503,034	429,255

Total liabilities and the PwC Network investment	$1,988,499	$1,807,168

The accompanying notes are an integral part of these financial statements.

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

COMBINED INCOME STATEMENTS

BEFORE PARTNER DISTRIBUTIONS AND BENEFITS
(In thousands)

	Nine Months Ended
	March 31,

	2001	2002

	(Unaudited)
Revenues	$5,637,753	$5,005,260
Cost of services*	2,891,832	2,524,357
Reimbursables and subcontractor costs	1,141,532	1,041,011

Total cost of services*	4,033,364	3,565,368
Selling, general and administrative expenses*	1,157,117	965,839
Goodwill amortization	42,995	44,817

Operating income*	404,277	429,236
Interest income	1,914	4,544
Interest expense	(44,914)	(33,616)
Other income (expense)	(7,910)	98

Income before partner distributions and benefits*	$353,367	$400,262

*	Excludes payments for partner distributions and benefits

The accompanying notes are an integral part of these financial statements.

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended
	March 31,

	2001	2002

	(Unaudited)
Cash flows from operating activities:
Income before partner distributions and benefits	$353,367	$400,262
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	86,874	82,188
Net realized (gain)/loss on disposal of investments	7,911	(98)
Loss on disposal of property and equipment	3,940	13,646
Allowance for bad debts	63,680	21,109
Changes in assets and liabilities:
Accounts receivable	(13,925)	230,526
Unbilled receivables	15,612	(34,773)
Amounts due from the PwC Network	489	(45,578)
Prepaid and other current assets	(2,203)	(18,341)
Other assets	(18,489)	14,012
Accounts payable and accrued liabilities	56,898	21,495
Accrued payroll and related benefits	(3,246)	(8,182)
Amounts due to the PwC Network	141,092	(55,953)

Net cash provided by operating activities	692,000	620,313

Cash flows from investing activities:
Purchase of property and equipment	(74,356)	(49,593)
Proceeds from sale of property and equipment	722	152
Purchases of investments	(4,831)	(22)
Proceeds from sale of investments	3,509	813
Purchase of available for sale securities	(5,155)	—
Proceeds from sale of available for sale securities	11,051	—

Net cash used in investing activities	(69,060)	(48,650)

Cash flows from financing activities:
Amounts due to the PwC Network	115,153	(79,039)
Proceeds from line of credit and issuance of short-term bank borrowings	33,114	52,789
Payments on line of credit and short-term bank borrowings	(60,483)	(11,101)
Other long-term liabilities	(56,660)	(35,871)
Proceeds from issuance of long-term debt	17,218	6,742
Payments on long-term debt	(15,854)	(5,878)
Activity in PwC Network investment, net	(635,476)	(493,368)

Net cash used in financing activities	(602,988)	(565,726)

Effect of foreign exchange rate changes on cash and cash equivalents	4,058	(948)

Net increase in cash and cash equivalents	24,010	4,989
Cash and cash equivalents, beginning of period	74,352	110,204

Cash and cash equivalents, end of period	$98,362	$115,193

The accompanying notes are an integral part of these financial statements.

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS
(In thousands)
(unaudited)

1.     Basis of Presentation

      The accompanying unaudited interim combined financial statements of PwC Consulting are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and accounting principles generally accepted in the United States of America (“U.S. GAAP”) regarding interim reporting. As such, these unaudited interim combined financial statements do not include all the information and disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with the annual combined financial statements and notes thereto included within this prospectus. These unaudited interim combined financial statements do reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for these periods.

      These combined financial statements include the financial position, results of operations and cash flows of all firms that comprise the PricewaterhouseCoopers network of firms around the world (the “PwC Network”) which have management consulting and technology services that are under common management oversight. PwC Consulting’s management consulting and technology services include strategic change, customer relationship management, financial management, human capital, supply chain and operations, information technology and application management and business process management services. All material inter-firm balances and transactions have been eliminated. These combined financial statements have been derived from the overall books and records of the PwC Network. Accordingly, assumptions and allocations have been made which are estimates, as further described in Note 4 of PwC Consulting’s annual combined financial statements included within this prospectus and Note 4 within these unaudited interim combined financial statements. Management believes that the assumptions and allocations underlying these financial statements are reasonable. Management does not believe, however, that it is practical to estimate what these expenses would have been had PwC Consulting operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. As a result, the combined financial statements presented do not reflect the assets and liabilities or income before partner distributions and benefits had PwC Consulting operated as a separate corporate entity. The results of operations for the nine months ended March 31, 2002, are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 2002.

2.     Comprehensive Income

      The components of comprehensive income for the nine month periods ended March 31, 2001 and 2002, respectively, are as follows:

	2001	2002

Income before partner distributions and benefits	$353,367	$400,262
Foreign currency translation adjustments	4,058	(948)
Unrealized (losses) gains on available for sale securities	(19,180)	6,573

Total comprehensive income	$338,245	$405,887

      Activity in the PwC Network investment, net for the nine months ended March 31, 2001 and 2002 was $629,952 and $479,666, respectively.

3.     Segment Reporting

      Operating segments are defined as components of an enterprise for which separate financial information is regularly available and evaluated by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. PwC Consulting’s chief operating decision making

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)
(unaudited)

group is the PwC Consulting Global Executive Committee, which is chaired by the PwC Consulting Chief Executive Officer.

      PwC Consulting’s reportable operating segments are the following four geographic units: the Americas, comprised of the United States, Canada and Mexico; EMEA, comprised of Europe, the Middle East and Africa; Asia Pacific, principally comprised of Japan, Australia and East Asia; and SOACAT, principally comprised of Brazil, Argentina, Chile and Columbia. These geographical units are managed separately and represent countries or regions in which PwC Consulting serves clients in that part of the world.

      PwC Consulting evaluates performance of its operating segments based on “contribution to profit,” a measure that excludes certain global and other costs from operating income. In general, the accounting policies for the operating segments are the same as those described in the summary of significant accounting policies as disclosed in PwC Consulting’s annual combined financial statements and notes included within this prospectus, except for those noted and shown in the reconciliations below. Expenses are allocated to PwC Consulting by the PwC Network pursuant to the policies in Note 4 of PwC Consulting’s annual combined financial statements included within this prospectus. There are no material inter-segment revenues.

Net Revenues*

	Nine Months Ended
	March 31,

	2001	2002

Americas	$2,393,721	$1,957,882
EMEA	1,570,096	1,543,517
Asia Pacific	373,597	362,124
SOACAT	77,248	62,136

	$4,414,662	$3,925,659

*	Net of reimbursable expenses and subcontractor costs.

Contribution to Profit

	Nine Months Ended
	March 31,

	2001	2002

Americas	$364,546	$444,897
EMEA	352,558	288,089
Asia Pacific	38,783	33,634
SOACAT	1,334	726

	$757,221	$767,346

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)
(unaudited)

Depreciation & Amortization

	Nine Months Ended
	March 31,

	2001	2002

Americas	$18,882	$13,859
EMEA	33,619	26,192
Asia Pacific	5,694	7,248
SOACAT	610	1,220

	$58,805	$48,519

Interest Expense

	Nine Months Ended
	March 31,

	2001	2002

Americas	$30,076	$20,085
EMEA	29,911	25,414
Asia Pacific	5,387	4,561
SOACAT	1,526	2,852

	$66,900	$52,912

	Nine Months Ended
	March 31,

	2001	2002

Segment net revenues	$4,414,662	$3,925,659
Global adjustments	17,879	17,481
Reclassification of the allowance for bad debts	63,680	21,109
Reimbursables and subcontractor costs	1,141,532	1,041,011

Combined revenues	$5,637,753	$5,005,260

Segment contribution to profit	$757,221	$767,346
Global costs	(304,890)	(188,543)
Global PwC Network allocations	(116,500)	(133,696)
Other adjustments	68,446	(15,871)

Combined operating income	$404,277	$429,236

      Global adjustments represent internal reconciling items related to revenues between the PwC Network and PwC Consulting which have not been allocated to the operating segments. For internal reporting purposes, the allowance for bad debts is included in revenues. This differs from combined revenues as the allowance for bad debts is included in selling, general and administrative expenses.

      Global costs represent global PwC Consulting costs that have not been allocated to the operating segments. These include global training, service and support staff, and business development activities. Global PwC Network allocations represent allocations which are not included in the calculation of contribution profit reviewed by the chief operating decision making group. These allocations include global financial management

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)
(unaudited)

costs and global marketing costs. Other adjustments primarily represent adjustments to conform the internal measure of contribution to profit to U.S. GAAP.

      With respect to depreciation and amortization, the difference between the segment totals and the combined totals relates to the amortization of goodwill that has not been allocated to the operating segments. Goodwill allocated to the operating segments consists of acquisitions initiated by the operating segments. Goodwill not allocated to the operating segments consists primarily of the goodwill associated with the merger of firms in the Coopers & Lybrand and Price Waterhouse networks as discussed in Note 3 of PwC Consulting’s annual combined financial statements included within this prospectus.

      With respect to segment interest expense, the amount allocated to the operating segments is an imputed amount. It is used to measure the operating segment’s ability to manage accounts receivable, based primarily on accounts receivable outstanding for the operating segment. This differs from the combined interest expense which represents the interest expense allocated to PwC Consulting by the PwC Network based on short-term and long-term debt as discussed in Note 4 of PwC Consulting’s annual combined financial statements included within this prospectus.

4.     Transactions with the PwC Network

      For the nine months ended March 31, 2001 and 2002, revenues included approximately $178,362 and $113,232, respectively, related to professional services provided to other PwC Network business units. Additionally, included in cost of services is approximately $131,362 and $78,232, respectively, related to professional services received from other PwC Network business units.

      The PwC Network provides various services and infrastructure to member firms in a country or a region and on a global basis to PwC Consulting including occupancy, technology services, finance and planning, human resources, marketing and business development, risk management and practice protection, firm-wide management and new product development. Historically, the methods of allocating these centralized costs to PwC Consulting include relative revenues, headcount, square footage or other bases. Total allocated costs for these services approximate $635,000 for the nine months ended March 31, 2001.

      Effective July 1, 2001, on a country-by-country or regional basis, the PwC network agreed to certain arrangements relating to the provision of these various services to PwC Consulting by the PwC Network which were historically performed on a centralized basis for the benefit of all PwC Network business units and allocated to PwC Consulting. In addition, certain marketing and business development, risk management and other management activities previously provided centrally by the PwC Network and allocated to PwC Consulting became the direct responsibility of PwC Consulting as a result of the transfer of the related personnel and cost management responsibilities.

      These services agreements include the following functions: occupancy, technology services, finance and planning, human resources, training and risk management and practice protection. Under the services agreements, the PwC Network allocates such costs to PwC Consulting on the basis of actual usage (specific identification), when available, or a reasonable substitute such as relative revenues, headcount, square footage or other bases. The allocation of costs to PwC Consulting for such services is based on the actual costs incurred by the PwC Network.

      In addition, the costs of certain other services and activities provided by the PwC Network, including firmwide management, the PwC Network brand management and marketing, and other services related to running a multidisciplinary professional services partnership, are allocated to PwC Consulting. The allocation of these costs to PwC Consulting was mutually agreed upon by the PwC Network and PwC Consulting and is based on the relative benefit received from the related activities. The methods of allocating these costs include

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(In thousands)
(unaudited)

net revenues, headcount or other bases which management considers to be reasonable. The allocation of costs to PwC Consulting for such services is based on the actual costs incurred by the PwC Network.

      All of the services and infrastructure provided by the PwC Network to PwC Consulting are charged to the income statement with a corresponding credit directly to the “PwC Network investment” account, on the basis that cash generated by PwC Consulting is distributed to the PwC Network for the settlement of commonly incurred liabilities, acquisitions of common assets, and distributions to the PwC Network partners. The amounts charged by the PwC Network to PwC Consulting for the provision of services under the service agreements described above approximate $335,000 for the nine months ended March 31, 2002. The amounts allocated by the PwC Network to PwC Consulting for certain other services and activities described above approximate $175,000. The implementation of the new arrangements of allocating costs for services provided by the PwC Network to PwC Consulting increased income before partner distributions and benefits by $26,000 for the nine month period ended March 31, 2002.

      Under the prior method of allocating costs for services provided by the PwC Network to PwC Consulting, the total allocation to PwC Consulting would approximate $536,000.

5.     Employee Benefit Plans

     Defined Benefit Retirement and Postretirement Benefit Plans

      The cost allocated to PwC Consulting for defined benefit plans included within cost of services is approximately $28,000 and $30,000 for the nine months ended March 31, 2001 and 2002, respectively.

      For the nine months ended March 31, 2001 and 2002, PwC Consulting recognized approximately $7,000 and $11,000, respectively, of expense related to postretirement benefits.

     Defined Contribution Plans

      The costs allocated to PwC Consulting for defined contribution plans included in compensation are approximately $28,127 and $34,243 for the nine months ended March 31, 2001 and 2002, respectively.

INDEPENDENT AUDITORS’ REPORT

To PwCC Limited* and its Board of

Directors, to the Partners of
PricewaterhouseCoopers International Limited
and its member firms and to
Monday SCA
c/o PricewaterhouseCoopers LLP
New York, NY

      We have audited the accompanying combined balance sheets of PwC Consulting, the management consulting and technology services businesses of the firms that comprise the PricewaterhouseCoopers network of firms around the world (the “PwC Network”) that are under common management, as of June 30, 2000 and 2001, and the related combined income statements before partner distributions and benefits, cash flows and changes in the PwC Network investment and comprehensive income for the three years in the period ended June 30, 2001. These financial statements are the responsibility of PwC Consulting’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of PwC Consulting as of June 30, 2000 and 2001, and the combined results of its operations before partner distributions and benefits and its combined cash flows for the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

New York, New York
May 1, 2002 (June 30, 2002 as to the anticipated issuance of
Premium Equity Participating Security Units
as described in Note 13)

*PwCC Limited changed its name to Monday Ltd on June 10, 2002.

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

COMBINED BALANCE SHEETS

(In thousands)

	June 30,

	2000	2001

Assets
Current assets
Cash and cash equivalents	$74,352	$110,204
Short-term investments	44,174	3,151
Accounts receivable (net of allowances of $44,781 and $84,262 at June 30, 2000 and 2001, respectively)	1,337,636	1,264,946
Unbilled receivables	252,068	154,001
Amounts due from the PwC Network	25,286	12,446
Prepaid and other current assets	97,460	90,225

Total current assets	1,830,976	1,634,973

Investments	10,809	9,360
Property and equipment, net	99,097	137,619
Goodwill, net	214,584	151,063
Other non-current assets	43,558	55,484

Total non-current assets	368,048	353,526

Total assets	$2,199,024	$1,988,499

Liabilities and PwC Network Investment
Current liabilities
Accounts payable and accrued liabilities	$153,166	$161,611
Accrued payroll and related benefits	87,207	103,365
Short-term bank borrowings	74,819	29,223
Current portion of long-term debt	11,814	6,506
Amounts due to the PwC Network	1,085,443	1,019,051

Total current liabilities	1,412,449	1,319,756

Long-term liabilities
Long-term debt	41,088	49,888
Other long-term liabilities	178,269	115,821

Total long-term liabilities	219,357	165,709
Commitments and contingencies
PwC Network investment	567,218	503,034

Total liabilities and the PwC Network investment	$2,199,024	$1,988,499

The accompanying notes are an integral part of these financial statements.

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

COMBINED INCOME STATEMENTS

BEFORE PARTNER DISTRIBUTIONS AND BENEFITS
(In thousands)

	Year Ended June 30,

	1999	2000	2001

Revenues	$6,230,609	$7,130,959	$7,481,003
Cost of services*	2,964,870	3,501,153	3,825,639
Reimbursables and subcontractor costs	1,212,798	1,341,290	1,516,429

Total cost of services*	4,177,668	4,842,443	5,342,068
Selling, general and administrative expenses*	1,408,261	1,595,085	1,586,126
Goodwill amortization	46,946	54,911	57,007

Operating income*	597,734	638,520	495,802
Interest income	2,816	1,918	2,553
Interest expense	(34,816)	(47,918)	(58,553)
Other income (expense)	—	11,619	(15,618)

Income before partner distributions and benefits*	$565,734	$604,139	$424,184

*	Excludes payments for partner distributions and benefits.

The accompanying notes are an integral part of these financial statements.

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

COMBINED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended June 30,

	1999	2000	2001

Cash flows from operating activities:
Income before partner distributions and benefits	$565,734	$604,139	$424,184
Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	87,384	96,421	121,652
Net realized (gain)/loss on disposal of investments	—	(11,619)	15,618
Loss on disposal of property and equipment	24,879	7,337	8,908
Allowance for bad debts	56,803	25,216	94,419
Noncash revenues	(282)	(6,486)	(250)
Changes in assets and liabilities:
Accounts receivable	(257,246)	(255,706)	(46,235)
Unbilled receivables	(178,472)	78,273	101,662
Amounts due from the PwC Network	(11,211)	11,775	12,223
Prepaid and other current assets	(7,017)	(53,323)	7,231
Other assets	(577)	(7,651)	(11,734)
Accounts payable and accrued liabilities	62,078	23,931	8,541
Accrued payroll and related benefits	20,600	19,707	16,158
Amounts due to the PwC Network	3,320	50,795	28,176

Net cash provided by operating activities	365,993	582,809	780,553

Cash flows from investing activities:
Purchase of business, net of cash acquired	(45,372)	(23,530)	(2,800)
Purchase of property and equipment	(51,002)	(77,227)	(116,584)
Proceeds from sale of property and equipment	59	15,336	879
Purchases of investments	—	(4,042)	(5,395)
Proceeds from sale of investments	—	—	3,863
Purchase of available for sale securities	—	(12,960)	(5,155)
Proceeds from sale of available for sale securities	—	—	23,724

Net cash used in investing activities	(96,315)	(102,423)	(101,468)

Cash flows from financing activities:
Amounts due to the PwC Network	90,150	141,549	(92,871)
Proceeds from line of credit and issuance of short-term bank borrowings	21,377	44,707	56,181
Payments on line of credit and short-term bank borrowings	(5,498)	(12,109)	(101,077)
Other long-term liabilities	114,160	2,474	(62,448)
Proceeds from issuance of long-term debt	5,365	49,502	10,967
Payments on long-term debt	(1,095)	(2,854)	(8,175)
Activity in PwC Network investment, net	(485,670)	(669,444)	(451,844)

Net cash used in financing activities	(261,211)	(446,175)	(649,267)

Effect of foreign exchange rate changes on cash and cash equivalents	(988)	805	6,034

Net increase in cash and cash equivalents	7,479	35,016	35,852
Cash and cash equivalents, beginning of period	31,857	39,336	74,352

Cash and cash equivalents, end of period	39,336	74,352	110,204

Supplementary cash flow information:
Interest paid on PwC Consulting specific debt	$2,235	$4,434	$14,285

The accompanying notes are an integral part of these financial statements.

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

COMBINED STATEMENTS OF CHANGES IN THE PwC NETWORK INVESTMENT AND

COMPREHENSIVE INCOME
(In thousands)

		Accumulated
	The	Other	Total
	PwC Network	Comprehensive	PwC Network
	Investment	Income/(Loss)	Investment

Balances as of June 30, 1998	$490,684	$—	$490,684
Components of comprehensive income:
Income before partner distributions and benefits	565,734		565,734
Foreign currency translation adjustment	—	(988)	(988)

Total comprehensive income	—	—	564,746
Activity in the PwC Network investment, net	(486,786)	—	(486,786)

Balances at June 30, 1999	569,632	(988)	568,644
Components of comprehensive income:
Income before partner distributions and benefits	604,139	—	604,139
Foreign currency translation adjustment	—	805	805
Unrealized gain on available for sale securities	—	10,629	10,629

Total comprehensive income	—	—	615,573
Activity in PwC Network investment, net	(616,999)	—	(616,999)

Balance at June 30, 2000	556,772	10,446	567,218
Components of comprehensive income:
Income before partner distributions and benefits	424,184	—	424,184
Foreign currency translation adjustment	—	6,034	6,034
Unrealized loss on available for sale securities	—	(10,067)	(10,067)

Total comprehensive income	—	—	420,151
Activity in PwC Network investment, net	(484,335)	—	(484,335)

Balances at June 30, 2001	$496,621	$6,413	$503,034

The accompanying notes are an integral part of these financial statements.

PwC CONSULTING

(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(In thousands, except share data)

1.     Nature of Operations

      PwC Consulting refers to the management consulting and technology services businesses of the firms that comprise the PricewaterhouseCoopers network of firms around the world (the “PwC Network”) that are under common management. PwC’s Consulting’s management consulting and technology services include strategic change, customer relationship management, financial management, human capital, supply chain and operations, information technology and application management and business process management services. PwC Consulting provides management consulting and technology services, including business process management services, to businesses, governments and other organizations. The PwC Consulting business is comprised of the various PwC Consulting businesses of each of the respective PwC Network firms, as more fully described below. PwC Consulting has businesses around the world with the most significant operations in the United States, United Kingdom and Germany.

      As a business unit of the PwC Network, the majority of the individual PwC Consulting businesses (in terms of revenues, expenses and assets) are conducted as separate businesses within the respective PwC firms, with such businesses having no separate legal status. Certain individual PwC Consulting businesses in various countries operate through separate legal entities. Accordingly, the assets associated with PwC Consulting that are presented in the accompanying combined balance sheets are by and large legally subject to all the obligations of the respective firms in the PwC Network, not solely to the liabilities appearing in the accompanying combined balance sheets.

2.     Basis of Presentation

      The combined financial statements of PwC Consulting are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The combined financial statements include the financial position, results of operations and cash flows of all firms in the PwC Network which have management consulting and technology services businesses that are under common management oversight. All material inter-firm balances and transactions have been eliminated.

      These combined financial statements have been derived from the books and records of the PwC Network. Accordingly, assumptions and allocations have been made which are estimates. See Note 4 for a discussion of allocated costs and the PwC Network’s investment. Management believes that the assumptions and allocations underlying these financial statements are reasonable. Management does not believe, however, that it is practical to estimate what these expenses would have been had PwC Consulting operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. Additionally, all of the PwC Network firms are either a partnership where earnings are allocable to its partners and principals or a corporation operated in a manner similar to that of a partnership. Also, partnership distributions are not executive compensation in the customary sense of that term because partnership distributions are comprised of distributions of current earnings. As a result, it is not practical to differentiate the ownership components of distributions to partners and shareholders from the compensation components of such distributions. As a result, the combined financial statements presented do not reflect the assets and liabilities or income before partner distributions and benefits had PwC Consulting operated as a separate public company.

          The Merger of Coopers & Lybrand and Price Waterhouse Global Networks

      Effective July 1, 1998, substantially all of the various professional services firms comprising the global networks of Coopers & Lybrand and Price Waterhouse combined on a country-by-country or regional basis and established a new global network of combined firms that comprise PwC. The PwC Network adopted a

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

coordinated strategy, branding and standard of operations on a global basis under a common global management team.

      These combinations of partners’ book capital interests have been accounted for as a combination at predecessor basis as of the date of combination. Individual firms representing over 80% of PwC Consulting revenues were in the form of partnerships prior to and following the combinations. In the combinations of these partnerships neither predecessor partner group received a partnership interest that represents a fair value residual equity interest in the combined partnerships. Partners rights are limited to the amount of their book capital contributed and any allocated but undistributed profits. These partners continued to maintain their same book capital account in the combined partnership and agreed to share profits in the combined firm on the same basis as prior to the combination.

      The remaining firms were primarily in the form of corporations and the combinations were deemed to be an acquisition of one firm by the other as purchases under the Accounting Principles Board’s (APB) Opinion 16, “Business Combinations.” The determination of the accounting acquirer in each country was determined based on the number of partners in the respective firms and the relative sizes of the firms. The purchase price for such transactions was based on the estimated fair value of the deemed acquired entity based on values established in comparable transactions. Additionally, in one country, the firms agreed to join the PwC Network without a legal combination in their respective country. These firms, while not material, are included at their historical basis of accounting.

3.     Summary of Significant Accounting Policies

          Cash and Cash Equivalents

      Cash and cash equivalents include demand deposits and highly liquid investments with an original maturity of three months or less including time deposits of $27,122 and $41,430 at June 30, 2000 and 2001, respectively. The amounts reflected in these financial statements only reflect cash and cash equivalents that are in accounts dedicated to PwC Consulting. Cash transactions within most countries or regions, however, are managed on a centralized basis in that country or region and settled through “Amounts due to the PwC Network” or “Amounts due from the PwC Network”. Accordingly, these financial statements do not include cash balances for PwC Consulting in those countries or regions in which PwC Consulting does not have a separate cash management function.

          Fair Value of Financial Instruments

      With the exception of marketable securities, all financial instruments, principally accounts receivable, unbilled receivables, accounts payable and debt, are stated at historical cost, which approximates fair value due generally to either their short-term nature or the variable-rate interest terms of these instruments. Marketable securities are recorded at fair value.

          Property and Equipment, net

      Property and equipment directly utilized by PwC Consulting (other than facilities costs) are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized on a straight-line basis over the remaining useful life of the property or the remaining term of the lease if shorter. The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income.

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      The PwC Network allocates to PwC Consulting its applicable portion of facilities costs incurred by the PwC Network. See Note 4 for a discussion of allocated costs.

          Capitalized Software Costs

      PwC Consulting capitalizes certain internal use computer software costs, after technological feasibility has been established, which are amortized using the straight-line method over the economic useful lives of the related software, not to exceed 5 years. The combined balance sheets include in property and equipment, net capitalized computer software costs of $40,239 and $45,768 and the corresponding accumulated amortization of $8,477 and $18,485, as of June 30, 2000 and 2001, respectively. Amortization expense totals $1,864, $4,925 and $11,269 for the years ended June 30, 1999, 2000 and 2001, respectively.

 Goodwill and Impairment of Long-Lived Assets

      The cost of acquired companies in excess of the fair value of net assets acquired at acquisition date is recorded as goodwill and amortized on a straight line basis over its estimated useful life, ranging from five to ten years. For the business combinations between C&L and PW firms accounted for as a purchase, the excess of purchase price over the fair value of the net assets acquired was approximately $150,000 and was recorded as goodwill at the date of such transactions. See Note 2 for a discussion of the business combinations between Coopers & Lybrand and Price Waterhouse networks. The merger in one additional country was consummated as of January 1, 2000, which resulted in merger-related goodwill of approximately $52,000. These amounts are being amortized on a straight-line basis over five years. The pro forma effect on income before partner distributions and benefits, assuming the combination of all Coopers & Lybrand and Price Waterhouse firms had occurred as of July 1, 1999 would increase amortization expense by approximately $10,000 and $5,000 for the years ended June 30, 1999 and 2000, respectively.

      Management assesses the impairment of goodwill and long-lived assets whenever events or significant changes in circumstances indicate that the carrying value may not be recoverable. Factors that management considers important that would cause an impairment review to be performed include significant underperformance relative to historical results or to forecasted operating results and significant negative industry or economic trends. If management determines that the carrying value of goodwill or long-lived assets may be potentially impaired based on the existence of one or more of the previously mentioned factors, the asset is reviewed for recoverability by comparing the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the undiscounted cash flows are not sufficient to fully recover the value of the asset, management recognizes an impairment loss to the extent that the carrying value exceeds the fair value. Fair value is based on discounted estimated future cash flows.

          Investments

      PwC Consulting investments comprise primarily public corporate equity securities attributable to PwC Consulting operations. At June 30, 2000 and 2001, all of PwC Consulting’s marketable securities are classified as available for sale and included in short-term investments in the accompanying combined balance sheets. Declines in fair value of individual securities below their cost that are other than temporary result in write-downs in the combined income statement before partner distributions and benefits of the individual securities to their fair value. Unrealized gains and losses on these investments are included within other comprehensive income in the accompanying combined statements of changes in PwC Network investment and comprehensive income. The cost of securities sold is determined on an average cost basis.

      PwC Consulting also has certain other minority investments in nonpublicly traded companies. These investments are included in non-current investments in the accompanying combined balance sheets and are

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

carried at cost as PwC Consulting does not exercise significant influence over the management of these companies. PwC Consulting monitors these investments for declines in value and when those declines are considered to be other than temporary, the carrying value is reduced through a charge to income. There were no impairment losses on investments for the years ended June 30, 1999 and 2000. During the year ended June 30, 2001, $4,403 is recorded as a loss in the combined income statement before partner distributions and benefits as a result of impairments to reduce the carrying value of investments to PwC Consulting’s estimate of fair value.

          Provision for Taxes

      Income tax provisions are generally not required in these financial statements as the firms in the PwC Consulting Network are primarily in partnership form and the tax effects accrue directly to its partners. For those limited firms whose income tax is payable, the expenses associated with those taxes is reflected in selling, general and administrative costs.

          Revenue Recognition

      Revenues include all amounts billable to clients. Revenues are principally recognized as services are provided by partners and employees of PwC Consulting and subcontractors working under the authority of PwC Consulting. Revenues are recognized in the period in which services are rendered. Reimbursements, including those relating to travel and other out-of-pocket expenses, as well as subcontractor fees and expenses are also included in revenues. The impact of revisions to engagement revenues recognized to date from changes in expected revenue is recorded in the period in which these changes become known.

      Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated service costs of the contract exceed the estimated total revenues that will be generated by the contract.

      Unbilled receivables represent revenues for services rendered and expenses incurred that have not yet been billed.

      PwC Consulting also derives revenues from engagements with incentive-based contracts and other contracts that condition fees on the ability to deliver certain defined goals. Revenues from such engagements are insignificant and are not recognized until a defined goal or milestone is met. Revenues from computer hardware and software resales, software licenses and related maintenance fees are not significant.

          Cost of Services

      Cost of services includes employee compensation and related benefits for client service staff, the costs of their recruitment and continuing training, and an allocation of information technology costs attributable to these staff. Costs related to research and development activities are expensed as incurred.

          Selling, General and Administrative Expenses

      Selling, general and administrative expenses include general and administrative costs incurred by the PwC Network and allocated to PwC Consulting and costs incurred directly by the various countries or regions within PwC Consulting. Selling, general and administrative costs include compensation and benefits for non-client service and practice support personnel; infrastructure expenses including: rent, depreciation and amortization; legal and professional insurance costs; new business development activities; information technology not attributable to client service staff; marketing, advertising and other firmwide costs.

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

          Advertising Costs

      Advertising costs incurred are expensed in the period in which the advertising takes place. Total advertising expenses are $33,079, $10,585 and $22,123 for the years ended June 30, 1999, 2000 and 2001, respectively.

          Allocated Costs and Partner Distributions

      The PwC Network provides various services and infrastructure to member firms in a country or region and on a global basis. The costs of these services are allocated to PwC Consulting on bases PwC Consulting management believes to be reasonable. See Note 4 for a discussion of allocated costs. Additionally, all of the PwC firms are either a partnership where earnings are allocable to its partners and principals or a corporation operated in a manner similar to that of a partnership. Also, partnership distributions are not executive compensation in the customary sense of that term because partnership distributions are comprised of distributions of current earnings. As a result, it is not practical to differentiate the ownership components of distributions to partners and shareholders from the compensation components of such distributions. Accordingly, distributions and benefits for services rendered by partners and shareholders have not been reflected in the combined income statements before partner distributions and benefits.

          Earnings per Share

      PwC Consulting operates as a series of partnerships and corporations. There is no single capital structure upon which to calculate earnings per share information. Accordingly, earnings per share information is not presented.

          Foreign Currency Translation

      Assets and liabilities of operations whose functional currency is other than the United States dollar are translated at year-end exchange rates. Revenues and expenses of those operations are translated using average exchange rates during the period. Foreign currency translation adjustments are accumulated as a separate component of other comprehensive income.

          Credit Risk

      PwC Consulting provides professional services to a diversified client base throughout the world. PwC Consulting performs ongoing credit evaluations of its clients and generally does not require collateral. Accounts receivables are reviewed on a periodic basis and an allowance for bad debts is recorded where such amounts are determined to be uncollectible. Due to the large number of client accounts and the diversified client base, across many industries and countries, management does not believe that a significant concentration of credit risk loss exists.

          Use of Estimates

      The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of contingent assets and liabilities at the date of these combined financial statements and reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

          Accounting Developments

      In June 1998, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” and was adopted by PwC Consulting on July 1, 2000. This statement requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting designation. The adoption of this statement did not have a material impact on these combined financial statements as PwC Consulting does not have any material derivative instruments.

      In June 2001, the FASB approved Statements of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”), and No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), which are effective July 1, 2001 and July 1, 2002, respectively, for PwC Consulting. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS 142, amortization of goodwill will cease. In lieu of amortization, PwC Consulting will be required to perform an initial impairment review of goodwill as of July 1, 2002 and an annual impairment review thereafter. PwC Consulting is in the process of studying the effects of the application of SFAS 142 and cannot predict at this time whether or not a material impairment charge will be recorded. Goodwill amortization was $46,946, $54,911 and $57,007 for the years ended June 30, 1999, 2000 and 2001, respectively.

      In August 2001, the FASB issued Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business.” SFAS 144 is effective for PwC Consulting beginning July 1, 2002. PwC Consulting does not expect that the adoption will have a significant impact on its combined financial position and results of operations.

4.     Transactions with the PwC Network

      In the normal course of business, PwC Consulting enters into engagements with other PwC Network business units. Related party revenues include the billing for professional services provided by PwC Consulting to other PwC Network business units. The cost of the PwC Consulting services may ultimately be charged to a third party client or may be to support an internal infrastructure project. In addition, PwC Consulting may use the professional services of other PwC Network business units.

      For the years ended June 30, 1999, 2000 and 2001, revenues includes approximately $160,100, $328,600 and $240,500, respectively, related to professional services provided to other PwC Network business units. Additionally, cost of services includes $177,800, $173,100 and $177,500, respectively, related to professional services received from other PwC Network business units. These related party transactions are settled within the “PwC Network investment.”

          Internal Costs and Expenses within the PwC Network

      The PwC Network provides various services and infrastructure to member firms in a country or region and on a global basis to PwC Consulting including occupancy, technology services, finance and planning, human resources, marketing and business development, risk management and practice protection, firm-wide management, and new product development. These service and infrastructure costs are charged to the income statement with a corresponding credit directly to the “PwC Network investment” account, on the basis that

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

cash generated by PwC Consulting is available to the PwC Network for the settlement of commonly incurred liabilities, acquisitions of common assets and distributions to PwC Network partners. The methods of allocating these centralized costs to PwC Consulting include relative revenues, headcount, square footage or other bases. Total allocated costs approximate $815,000, $1,044,000 and $876,000 for the years ended June 30, 1999, 2000 and 2001, respectively, and are included in the accompanying combined income statements before partner distributions and benefits as follows: cost of services $131,000, $163,000 and $138,000, selling, general and administrative expenses of $652,000, $835,000 and $682,000 and net interest expense of $32,000, $46,000 and $56,000, respectively, for the years ended June 30, 1999, 2000 and 2001.

      Cash receipts which PwC Consulting generates are collected by the PwC Network in the majority of countries or regions. Such cash is generally managed via common cash pools in each country or region for all lines of service within the PwC Network. Cash generated by PwC Consulting that is managed by the PwC Network has not been reflected in these combined financial statements.

          Costs and Expenses with Employees and Allocated Debt

      PwC Consulting funds its operations from internally generated cash flows, funds provided by other businesses of the firms in the PwC Network and bank borrowings, loans, or other debt, including bank borrowings, loans, or other debt of the PwC Network. In most countries or regions, a firm in the PwC Network incurs and settles accounts payable on a centralized basis and allocates a portion of its short-term and long-term funding to support the operations of PwC Consulting. As a result, certain accounts payable and accrued liabilities are allocated based on the ratio of PwC Consulting non-employee expenses to total non-employee expenses for these PwC Network firms. Short-term and long-term debt are allocated to PwC Consulting based on the ratio of PwC Consulting accounts receivable and unbilled receivables relative to total accounts receivable and unbilled receivables for these PwC Network firms. Interest is allocated to debt but is not allocated to other allocated liabilities, such as accounts payable, accrued liabilities, accrued payroll and related benefits. Interest relating to allocated debt is allocated on a monthly basis using the ratio of PwC Consulting revenues to total revenues of the PwC Network firms. These allocated amounts have been included in “Amounts due to the PwC Network” in the accompanying combined balance sheets and are comprised of:

	June 30,

	2000	2001

Accounts payable and accrued liabilities	$321,441	$290,503
Accrued payroll and related benefits	250,544	307,961
Debt	513,458	420,587

Amounts due to the PwC Network	$1,085,443	$1,019,051

5.  Investments

      The following is a summary of securities available for sale:

		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

June 30, 2000	$33,545	$11,260	$(631)	$44,174
June 30, 2001	$2,589	$705	$(143)	$3,151

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      Investments held as available for sale are recorded within short-term investments. There were no realized gains or losses in fiscal 1999. In fiscal year 2000, PwC Consulting recorded gross realized gains of $11,619 and no losses. For the year ended June 30, 2001, gross realized gains of $10,629 and gross realized losses of $23,016 on the disposal of investments are recorded in the income statement before partner distributions and benefits as other expense.

      PwC Consulting also has certain other minority investments in non-publicly traded companies. These non-marketable securities are carried at cost and recorded as non-current investments in the combined balance sheets. For the year ended June 30, 2001, gross realized gains of $1,359 and gross realized losses of $4,591 on disposal and impairment of investments are recorded in the combined income statement before partner distributions and benefits as other expense.

6.  Property and Equipment, net

      Property and equipment, net of accumulated depreciation, consists of the following:

	June 30,

	2000	2001

Equipment	$156,648	$189,287
Furniture	21,613	36,095
Property and leasehold improvements	22,161	45,568
Less accumulated depreciation	(101,325)	(133,331)

Property and equipment, net	$99,097	$137,619

      Depreciation expense was $40,438, $41,510 and $64,645 for the years ended June 30, 1999, 2000 and 2001, respectively.

7.  Goodwill, net

      Goodwill, net of accumulated amortization, consists of the following:

	June 30,

	2000	2001

Goodwill	$333,695	$328,487
Less accumulated amortization	(119,111)	(177,424)

Goodwill, net	$214,584	$151,063

8.  Accrued Payroll and Related Benefits

      Accrued payroll and related benefits consists of the following:

	June 30,

	2000	2001

Accrued payroll and other employee benefits	$18,318	$19,612
Accrued bonuses	48,835	59,809
Accrued vacation	20,054	23,944

Total accrued payroll and related benefits	$87,207	$103,365

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      PwC Consulting has various performance driven bonus plans whereby employees are awarded cash bonuses based, generally, upon the performance of their country or region as well as their own individual performance against predefined goals. Bonuses are generally earned and recognized within a given fiscal year and paid in the following fiscal year. Payroll and related benefits for partners and shareholders have not been reflected in the combined income statements before partner distributions and benefits.

9.     Short-Term Bank Borrowings and Long-Term Debt

      Short-term bank borrowings and long-term debt relate to those countries in which PwC Consulting operates in a separate legal form within the applicable country or region, and consist of the following:

	June 30,

	2000	2001

Short-term bank borrowings
Credit line	$44,340	$—
Bank borrowings	30,026	29,223
Other	453	—

Total short-term bank borrowings	$74,819	$29,223

Long-term debt
Bank loans	$51,242	$53,219
Other	1,660	3,175
Less current portion	(11,814)	(6,506)

Total long-term debt	$41,088	$49,888

      Annual maturities of long-term debt of PwC Consulting for the next five years ending June 30 are as follows:

2002	$6,506
2003	11,493
2004	10,755
2005	15,402
2006	10,533
Thereafter	1,705

Total	$56,394

      At June 30, 2000, PwC Consulting had an outstanding revolving credit agreement in Japan that provided for borrowings up to $47,000 with interest rates determined at the time of the borrowing. Interest rates ranged from .81% to ..85% and 1.04% to 1.38% for the year ended June 30, 1999 and 2000, respectively. The weighted average interest rate at June 30, 1999 and 2000 was .83% and 1.09%, respectively. The available credit was $22,895 and $2,660 as of June 30, 1999 and 2000, respectively. During 2001, this revolving credit agreement matured and was replaced with long-term financing.

      Short-term bank borrowings consists of uncollateralized arrangements with interest rates which ranged from 3.70% to 9.75%, 6.00% to 12.75%, and 5.00% to 23.00% for the years ended June 30, 1999, 2000 and 2001, respectively. The weighted average interest rates as of June 30, 1999, 2000 and 2001 were 6.71%, 7.51% and 7.54%, respectively.

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      Long-term bank loans consists of uncollateralized loans with interest rates that ranged from 3.70% to 9.75% for the year ended June 30, 1999 and a weighted average rate of 6.84%. Rates for the year ended June 30, 2000 ranged from 4.13% to 9.75% with a weighted average rate of 5.50%. Rates for the year ended June 30, 2001 ranged from 4.97% to 13.40% with a weighted average rate of 7.17% at June 30, 2001.

      Other debt at June 30, 2000 consists primarily of mortgage notes with interest rates ranging from 3.50% to 4.50% and a weighted average interest rate of 4.24%.

10.     Commitments and Contingencies

          Litigation

      The PwC Network as well as PwC Consulting is involved in litigation arising in the ordinary course of business, some of which relate to PwC Consulting operations. Some of the actions and proceedings have been brought on behalf of various claimants and certain of these claimants seek damages of unspecified amounts. The firms within the PwC Network have established a series of captive insurance companies to provide for its self-insurance needs. The insurance provided by these captive insurance companies covers, on a firm-by-firm basis, liability relating to professional services performed by PwC Consulting as well as professional services performed by all other business units within the PwC Network. As part of the Separation (as described in Note 13), a portion of each firm’s total professional liability insurance coverage has been designated to cover liability relating to professional services provided by PwC Consulting. Management believes that any potential losses will not exceed the designated amounts covered by the captive insurance companies. Following the Separation, the Company intends to replace the insurance coverage provided by these captive insurance companies with a combination of self-insurance and professional liability insurance from commercial sources. While the ultimate outcome of this litigation cannot be predicted with certainty, it is the opinion of management that the resolution of such litigation will not have a material adverse effect on the combined balance sheet, income statement before partner distributions and benefits or cash flow.

          Leases

      The firms within the PwC Network have obligations under long-term, noncancelable, operating lease agreements, principally for office space and data processing equipment, including personal computers, some of which relate to PwC Consulting operations. Certain agreements are subject to periodic escalation charges for increases in real estate taxes and other charges. Renewal options are available on the majority of the office leases. Facility leases for office space utilized exclusively by PwC Consulting represent commitments of PwC Consulting.

      Minimum rental commitments on PwC Consulting specific facilities, net of minimum sublease rental income, under noncancelable leases for the five succeeding years ending June 30 and in the aggregate thereafter are set forth below:

2002	$52,826
2003	38,415
2004	31,723
2005	30,138
2006	25,866
Thereafter	94,027

Total	$272,995

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

      Rent expense, including allocated amounts, approximates $144,200, $167,200 and $167,900 for the years ended June 30, 1999, 2000 and 2001, respectively.

11.     Employee Benefit Plans

          Defined Benefit Retirement and Postretirement Benefit Plans

      Historically, all of the employees of the various firms in the PwC Network, including those in PwC Consulting, participated in various benefit and retirement plans sponsored by the firms. The costs with respect to these plans are allocated among all of the lines of service within the PwC Network and PwC Consulting. For purposes of these combined financial statements, the firms within the PwC Network retain and therefore do not allocate the assets and liabilities relating to these plans, except for certain plans with liabilities of approximately $3,000 and $4,700 as of June 30, 2000 and 2001, respectively. The cost allocated to PwC Consulting for defined benefit plans included within cost of services is approximately $35,000, $41,000 and $38,000 for the years ended June 30, 1999, 2000 and 2001, respectively.

      Additionally, the firms within the PwC Network have unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees, employees and dependents, as well as postemployment benefits that include severance benefits upon involuntary separation from the PwC Network. The PwC Network has retained these plans and therefore, for purposes of these combined financial statements, the assets and liabilities of these plans are not allocated to PwC Consulting, except for certain postretirement benefit plans with current liabilities of approximately $400 and $300 and non-current liabilities of $30,500 and $44,900 at June 30, 2000 and 2001, respectively. For the year ended June 30, 1999, 2000 and 2001, PwC Consulting recognized approximately $5,700, $9,100 and $13,400, respectively, of expense related to postretirement benefits.

          Defined Contribution Plans

      The PwC Network firm in the United States sponsors savings plans (the “Savings Plans”) that are available to all United States employees who meet certain eligibility requirements. The Savings Plans are 401(k) based plans that allow employees to contribute up to the maximum limit established by law ($10.0, $10.5 and $10.5 for calendar years 1999, 2000 and 2001, respectively). The PwC Network provides matching contributions under the terms of the plans.

      Employees in the PwC Network firms outside the United States are covered by various defined contribution plans, the majority of which are government sponsored. These plans include both postretirement and savings plan benefits.

      The costs allocated to PwC Consulting for defined contribution plans included in compensation was approximately $31,300, $45,000 and $41,500 for the years ended June 30, 1999, 2000 and 2001, respectively.

12.     Segment Reporting

      Operating segments are defined as components of an enterprise for which separate financial information is regularly available and evaluated by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. PwC Consulting’s chief operating decision making group is the PwC Consulting Global Executive Committee, which is chaired by the PwC Consulting Chief Executive Officer.

      PwC Consulting’s reportable operating segments are the following four geographic units: the Americas, comprised of the United States, Canada and Mexico; EMEA, comprised of Europe, the Middle East and

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

Africa; Asia Pacific, principally comprised of Japan, Australia and East Asia; and SOACAT, principally comprised of Brazil, Argentina, Chile and Columbia. These geographical units are managed separately and represent countries in which PwC Consulting serves clients in that part of the world.

      PwC Consulting evaluates performance of its operating segments based on “contribution to profit,” a measure that excludes certain global and other costs from operating income. In general, the accounting policies for the operating segments are the same as those described in the summary of significant accounting policies, except for those noted and shown in the reconciliations below. Expenses are allocated to PwC Consulting by the PwC Network pursuant to the policies in Note 4. There are no material inter-segment revenues.

Net Revenues*

	Year Ended June 30,

	1999	2000	2001

Americas	$2,758,050	$3,253,338	$3,116,301
EMEA	1,824,343	2,004,983	2,120,157
Asia Pacific	314,450	425,308	497,894
SOACAT	111,383	131,765	112,147

	$5,008,226	$5,815,394	$5,846,499

*	Revenues net of reimbursables and subcontractor costs.

Contribution to Profit

	Year Ended June 30,

	1999	2000	2001

Americas	$547,236	$773,970	$504,821
EMEA	418,512	438,713	458,131
Asia Pacific	21,854	36,809	41,582
SOACAT	15,996	15,676	14,496

	$1,003,598	$1,265,168	$1,019,030

Depreciation & Amortization

	Year Ended June 30,

	1999	2000	2001

Americas	$11,778	$25,340	$29,864
EMEA	19,554	21,905	39,887
Asia Pacific	6,105	8,034	9,137
SOACAT	1,249	741	613

	$38,686	$56,020	$79,501

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

Interest Expense

	Year Ended June 30,

	1999	2000	2001

Americas	$33,389	$37,265	$39,615
EMEA	32,198	37,339	38,214
Asia Pacific	3,245	5,222	6,904
SOACAT	—	1,152	2,124

	$68,832	$80,978	$86,857

	Year Ended June 30,

	1999	2000	2001

Segment net revenues	$5,008,226	$5,815,394	$5,846,499
Global adjustments	(47,218)	(50,941)	23,656
Reclassification of allowance for bad debts	56,803	25,216	94,419
Reimbursables and subcontractor costs	1,212,798	1,341,290	1,516,429

Combined revenues	$6,230,609	$7,130,959	$7,481,003

Segment contribution to profit	$1,003,598	$1,265,168	$1,019,030
Global costs	(331,302)	(456,565)	(382,836)
Global PwC Network allocations	(128,000)	(167,000)	(182,000)
Other adjustments	53,438	(3,083)	41,608

Combined operating income	$597,734	$638,520	$495,802

      Global adjustments represent internal reconciling items related to revenues between the PwC Network and PwC Consulting which have not been allocated to the operating segments. For internal reporting purposes, the allowance for bad debts is included in revenues. This differs from combined revenues as the allowance for bad debts is included in selling, general and administrative expenses.

      Global costs represent global PwC Consulting costs that have not been allocated to the operating segments. These include global training, service and support staff, and business development activities. Global PwC Network allocations represent allocations which are not included in the calculation of contribution profit reviewed by the chief operating decision making group. These allocations include global financial management costs and global marketing costs. Other adjustments primarily represent adjustments to conform the internal measure of contribution to profit to U.S. GAAP.

      With respect to depreciation and amortization, the difference between the segment totals and the combined totals relates to the amortization of goodwill that has not been allocated to the operating segments. Goodwill allocated to the operating segments consists of acquisitions initiated by countries or regions of PwC Consulting. Goodwill not allocated to the operating segments consists primarily of the goodwill associated with the merger of firms in the Coopers and Lybrand and Price Waterhouse networks as discussed in Note 3.

      With respect to segment interest expense, the amount allocated to the operating segments is an imputed amount. It is used to measure the operating segment’s ability to manage accounts receivable, based primarily on accounts receivable outstanding for the operating segment. This differs from the combined interest expense

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

which represents the interest expense allocated to PwC Consulting by the PwC Network based on short-term and long-term debt as discussed in Note 4.

      PwC Consulting conducts business in two countries that individually comprise greater than 10% of revenues and long-lived assets within the last three years. As presented in the net revenue by segment table above, revenues net of reimbursables and subcontractor costs for the United States were $2,541,900, $2,993,083 and $2,895,243 and for the United Kingdom were $749,295, $771,531 and $732,144 for the years ended June 30, 1999, 2000 and 2001 respectively. Long-lived assets, which represent property and equipment, net of accumulated depreciation for the United States were $36,855, $41,359 and $51,616 as of June 30, 1999, 2000 and 2001, respectively. For the United Kingdom, long-lived assets were $1,759 and $15,821 as of June 30, 2000 and 2001. Long-lived assets were not allocated to the United Kingdom in 1999.

13.     Subsequent Events

      Effective July 1, 2001, on a country-by-country or regional basis, the PwC Network agreed to certain arrangements relating to the provision of various services to PwC Consulting by the PwC Network which were historically performed on centralized basis for the benefit of all PwC Network business units. The charges for these services are allocated according to use or consumption based on actual direct costs, where available, plus overhead costs. These agreements have no impact on the combined financial position, results of operations, or cash flows of PwC Consulting for the three years ended June 30, 2001.

      On January 31, 2002, the PwC Network announced its intention to separate PwC Consulting into a separate company called Monday Ltd, formerly known as PwCC Limited (the “Company”). Firms in the PwC Network have elected to transfer their businesses to the Company or its subsidiaries in exchange for equity of the Company or its subsidiaries, as described below pursuant to rollup agreements. We refer to this transfer and exchange and the related transactions as the “Separation.” The Company anticipates making an initial public offering (the “Offering”) in the summer of 2002, which will consist of a sale by some of the firms in the PwC Network and their partners or shareholders, of all or a portion of the Company’s Class A common shares owned by these firms and will include an issuance of Premium Equity Participating Security Units by the Company, Monday SCA and Monday SCA’s indirect wholly-owned finance subsidiary, Monday Finance SA.

      The Company is a Bermuda corporation formed on March 27, 2002, and currently is owned by Codan Trust Company Limited (the “Trustee”), as trustee of The PwCC Limited Purpose Trust, a special purpose trust that has been established under the laws of Bermuda. The Company will have no material activities, assets or liabilities until the completion of the Separation. In connection with the formation of the Company, 60,000 Class A common shares, par value U.S.$1.00 per share, were issued to the Trustee. Prior to the Separation, the Company’s memorandum of association will be amended to provide for the issuance of Class A common shares to firms in the PwC Network and their partners or shareholders that transfer their management consulting and technology services businesses to the Company as well as Class X common shares and preferred stock purchase rights. Class X common shares will have full voting power but will have no economic rights, such as rights to dividends or distributions by the Company. Class X common shares initially will be held by some of the partners of PwC Consulting that become employees of the Company or one of its subsidiaries and hold equity in a subsidiary of the Company. Class X common shares may also be held by some of the partners or shareholders of the PricewaterhouseCoopers firms that receive equity in a subsidiary of the Company as part of the Separation in the event they do not fully liquidate their holdings in the Company and its subsidiaries as a result of the Offering. The equity in one of these subsidiaries is redeemable at the shareholder’s option for cash or, at the option of the subsidiary, for Class A common shares on a one-for-one

PwC CONSULTING
(A Business Unit of the PricewaterhouseCoopers Network of Firms)

NOTES TO THE COMBINED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share data)

basis. One other subsidiary will issue exchangeable shares that are exchangeable into Class A common shares on a one-for-one basis at the election of a shareholder.

      The Company also expects to adopt a shareholder rights plan prior to the Offering. The delivery of a Class A common share or a Class X common share also will constitute the delivery of a preferred stock purchase right associated with such share. These rights may have anti-takeover effects in that the existence of the rights may defer a potential acquiror from making a takeover proposal or a tender offer.

      Prior to the Separation, the Company or its subsidiaries will enter into a number of agreements relating to some business processing and infrastructure services that the PwC Network will provide to the Company after the Separation. These agreements will take effect following the Separation for periods up to three years. In general, the Company will be provided these services at the cost incurred by the various firms in the PwC Network in providing these services, which the Company believes is consistent with the bases upon which costs have been allocated to PwC Consulting since July 1, 2001.

      Under these services agreements, the firms in the PwC Network will provide PwC Consulting the same or similar services PwC Consulting receives prior to the Separation. The types of services the Company will continue to receive include infrastructure, knowledge management, human resources, training, finance and accounting, and other services, except as described below. The Company may also receive financial reporting services from some of these firms. In general, the Company will be able to terminate its agreements with the PwC Network on relatively short notice, but may face termination costs in some circumstances. Costs that have been allocated to the Company in the past that will no longer be charged following the Separation include costs associated with firm-wide management, risk management and practice protection, marketing and business development, interest expense and taxes.

[LOGO]

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.     Other Expenses of Issuance and Distribution.

      The following table sets forth the fees and expenses to be paid in connection with the issuance and distribution for the securities being registered hereunder. Except for the SEC registration fee, the NASD fee and the NYSE fee, all amounts are estimates. Most of these fees and expenses are being paid for by the selling shareholders for the concurrent Class A common share offering.

Description	Amount

Securities and Exchange Commission registration fee	$
New York Stock Exchange listing fee
National Association of Securities Dealers, Inc. filing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving fees and expenses
Blue Sky fees and expenses
Transfer Agent fees and expenses
Miscellaneous expenses

Total	$

Item 14.     Indemnification of Directors and Officers.

      The bye-laws of Monday Ltd provide for indemnification of the Registrant’s officers and directors against all liabilities, loss, damage or expense incurred or suffered by such party as an officer or director of Monday Ltd. This indemnification shall not extend to any matter which would render it void pursuant to the Companies Act 1981 of Bermuda.

      The Companies Act provides that a Bermuda company may indemnify its directors and officers in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty in relation to the company in question. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and the director or officer, indemnifying a director or officer against any liability which would attach to him in respect of his fraud or dishonesty will be void.

      The directors and officers of Monday Ltd are covered by directors’ and officers’ insurance policies maintained by Monday Ltd.

Item 15.     Recent Sales of Unregistered Securities.

      Monday Ltd was incorporated under the laws of Bermuda under the name PwCC Limited on March 27, 2002. Its name was changed to Monday Ltd on June 10, 2002. In connection with our separation from the PricewaterhouseCoopers network of firms, Monday Ltd and some of its subsidiaries expect to issue equity to some of the firms in the PricewaterhouseCoopers network and some of their partners and shareholders, including our partners, in consideration of their transfer of management consulting and technology services businesses to us, Monday SCA or one of Monday SCA’s subsidiaries. A list of the PricewaterhouseCoopers firms or, in some cases, their partners and shareholders, and the number of Class A common shares, Class X common shares, Monday SCA Class I common shares or shares of one of Monday SCA’s subsidiaries they have received or will receive is set forth on Exhibit 99.2 to this registration statement. We have also indicated the date or expected date and type of consideration paid or contributed or to be paid or contributed for the issuance of these securities. Some of the shares issued or to be issued to the PricewaterhouseCoopers firms are expected to be transferred to our partners in connection with their withdrawal from these firms. We also

expect to issue, on or immediately prior to the closing of the concurrent offerings, approximately   million Class A common shares to holders of Monday SCA Class I common shares in exchange for an equal number of their Monday SCA Class I common Class A common shares, which shares will then be sold in the concurrent Class A common shares offering. These issuances were or will be exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof because such issuances did not or will not involve any public offering of securities.

Item 16.     Exhibits and Financial Statement Schedules.

      (a) Exhibits:

      The following exhibits are filed pursuant to Item 601 of Regulation S-K.

Exhibit
No.	Description

1.1	Form of Underwriting Agreement
2.1	Form of Monday Ltd Rollup Agreement*
2.2	Form of Monday SCA Rollup Agreement*
3.1	Memorandum of Association of Monday Ltd to be in effect as of the closing of this offering*
3.2	Bye-laws of Monday Ltd to be in effect as of the closing of this offering*
3.3	Constitution of Monday Finance SA
3.4	Articles of Incorporation of Monday SCA to be in effect as of the closing of this offering**
4.1	Specimen Class A common share certificate
4.2	Form of Rights Agreement*
4.3	Specimen PEPS Unit certificate
4.4	Form of Indenture among Monday Finance SA, Monday SCA, as guarantor, and Bank of New York, as trustee, relating to the senior notes due 2008 of Monday Finance SA
4.5	Form of Purchase Contract Agreement
4.6	Form of Pledge Agreement
4.7	Form of Senior Note (Included in Exhibit 4.4)
4.8	Form of PEPS Unit (Included in Exhibit 4.5)
4.10	Form of Treasury PEPS Unit (Included in Exhibit 4.5)
4.11	Form of Remarketing Agreement
5.1	Opinion of Conyers Dill & Pearman re legality of the PEPS Units being registered
5.2	Opinion of Linklaters
9.1	Form of Monday Ltd Voting Agreement*
10.1	Form of Rollup Agreements (filed as Exhibits 2.1 and 2.2 hereto)
10.2	[reserved]
10.3	2003 Share Incentive Plan*
10.4	2003 Non-Management Share Plan
10.5	[reserved]
10.6	Form of Redemption and Non-Competition Agreement*
10.7	Form of Transition Services Agreement*
10.8	Form of Shareholders Agreement*
10.9	Form of Assignment and Assumption Agreement*
10.10	Form of Sublease Agreement*
10.11	Form of Master License Agreement*
10.12	Form of Underwriting Agreement for the concurrent Class A common shares offering***
10.13	Form of Monday SCA Transfer Rights Agreement*
10.14	Executive Agreement for Gregory D. Brenneman*
10.15	Executive Agreement for Thomas C. O’Neill*

Exhibit
No.	Description

10.16	Executive Agreement for Willard W. Brittain*
10.17	Executive Agreement for Michael S. Collins*
10.18	Executive Agreement for David V. Dockray*
10.19	Executive Agreement for Frank S. Sowinski*
10.20	Monday Consulting US, Inc. Deferred Compensation Plan*
12.1	Statement of computation of ratio of earnings to fixed charges****
21.1	List of Subsidiaries of Monday Ltd
23.1	Consent of Deloitte & Touche LLP****
24.1	Power of Attorney (included on signature page to the Registration Statement)
25	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee under the Indenture
99.1	[reserved]
99.2	List of PricewaterhouseCoopers firms, Partners and Shareholders and Amount of Equity Received*

*	Incorporated by reference from the exhibit of the same number contained in Monday Ltd’s Registration Statement on Form S-1 (Registration No. 333-87408) as filed with the Commission.

**	Incorporated by reference from Exhibit 10.5 contained in Monday Ltd’s Registration Statement on Form S-1 (Registration No. 333-87408) as filed with the Commission.

***	Incorporated by reference from Exhibit 1.1 contained in Monday Ltd’s Registration Statement on Form S-1 (Registration No. 333-87408) as filed with the Commission.

****	Filed herewith.

Item 17.     Undertakings.

      (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

(1) For purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the city of New York, State of New York, on July 3, 2002.

MONDAY LTD

By:	/s/ GREGORY D. BRENNEMAN

Gregory D. Brenneman
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald B. Hauben his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, any and all capacities, to sign any and all amendments, including post-effective amendments, of and supplements to this registration statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ GREGORY D. BRENNEMAN Gregory D. Brenneman	President and Chief Executive Officer (Principal Executive Officer)	July 3, 2002

/s/ J. FRANK BROWN J. Frank Brown	Director	July 3, 2002

/s/ JON F. DANSKI Jon F. Danski	Chief Accounting Officer (Principal Accounting Officer)	July 3, 2002

/s/ THOMAS A. LEIPZIG Thomas A. Leipzig	Director	July 3, 2002

/s/ THOMAS CHARLES O’NEILL Thomas Charles O’Neill	Chairman of the Board of Directors	July 3, 2002

/s/ FRANK S. SOWINSKI Frank S. Sowinski	Chief Financial Officer (Principal Financial Officer)	July 3, 2002

MONDAY LTD

Authorized Representative in the United States

By:	/s/ RONALD B. HAUBEN

Ronald B. Hauben
General Counsel and Corporate Secretary

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the city of New York, State of New York, on July 3, 2002.

MONDAY SCA

BY: MONDAY LTD.
ITS GENERAL PARTNER

By:	/s/ GREGORY D. BRENNEMAN

Gregory D. Brenneman
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald B. Hauben his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, any and all capacities, to sign any and all amendments, including post-effective amendments, of and supplements to this registration statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ GREGORY D. BRENNEMAN Gregory D. Brenneman	President and Chief Executive Officer (Principal Executive Officer)	July 3, 2002

/s/ J. FRANK BROWN J. Frank Brown	Director	July 3, 2002

/s/ JON F. DANSKI Jon F. Danski	Chief Accounting Officer (Principal Accounting Officer)	July 3, 2002

/s/ THOMAS A. LEIPZIG Thomas A. Leipzig	Director	July 3, 2002

/s/ THOMAS CHARLES O’NEILL Thomas Charles O’Neill	Chairman of the Board of Directors	July 3, 2002

/s/ FRANK S. SOWINSKI Frank S. Sowinski	Chief Financial Officer (Principal Financial Officer)	July 3, 2002

MONDAY SCA

BY: MONDAY LTD.
ITS GENERAL PARTNER

Authorized Representative in the United States

By:	/s/ RONALD B. HAUBEN

Ronald B. Hauben
General Counsel and Corporate Secretary

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the city of New York, State of New York, on July 3, 2002.

MONDAY FINANCE SA

By:	/s/ GREGORY D. BRENNEMAN

Gregory D. Brenneman
President and Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Ronald B. Hauben his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, any and all capacities, to sign any and all amendments, including post-effective amendments, of and supplements to this registration statement, or any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ GREGORY D. BRENNEMAN Gregory D. Brenneman	President and Chief Executive Officer (Principal Executive Officer)	July 3, 2002

/s/ J. FRANK BROWN J. Frank Brown	Director	July 3, 2002

/s/ JON F. DANSKI Jon F. Danski	Chief Accounting Officer (Principal Accounting Officer)	July 3, 2002

/s/ THOMAS A. LEIPZIG Thomas A. Leipzig	Director	July 3, 2002

/s/ THOMAS CHARLES O’NEILL Thomas Charles O’Neill	Chairman of the Board of Directors	July 3, 2002

/s/ FRANK S. SOWINSKI Frank S. Sowinski	Chief Financial Officer (Principal Financial Officer)	July 3, 2002

MONDAY FINANCE SA

Authorized Representative in the United States

By:	/s/ RONALD B. HAUBEN

Ronald B. Hauben
General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit
No.	Description

1.1	Form of Underwriting Agreement
2.1	Form of Monday Ltd Rollup Agreement*
2.2	Form of Monday SCA Rollup Agreement*
3.1	Memorandum of Association of Monday Ltd to be in effect as of the closing of this offering*
3.2	Bye-laws of Monday Ltd to be in effect as of the closing of this offering*
3.3	Constitution of Monday Finance SA
3.4	Articles of Incorporation of Monday SCA to be in effect as of the closing of this offering**
4.1	Specimen Class A common share certificate
4.2	Form of Rights Agreement*
4.3	Specimen PEPS Unit certificate
4.4	Form of Indenture among Monday Finance SA, Monday SCA, as guarantor, and the Bank of New York, as trustee, relating to the senior notes due 2008 of Monday Finance SA
4.5	Form of Purchase Contract Agreement
4.6	Form of Pledge Agreement
4.7	Form of Senior Note (Included in Exhibit 4.4)
4.8	Form of PEPS Unit (Included in Exhibit 4.5)
4.10	Form of Treasury PEPS Unit (Included in Exhibit 4.5)
4.11	Form of Remarketing Agreement
5.1	Opinion of Conyers Dill & Pearman re legality of the PEPS Units being registered
5.2	Opinion of Linklaters
9.1	Form of Monday Ltd Voting Agreement*
10.1	Form of Rollup Agreements (filed as Exhibits 2.1 and 2.2 hereto)
10.2	[reserved]
10.3	2003 Share Incentive Plan*
10.4	2003 Non-Management Share Plan
10.5	[reserved]
10.6	Form of Redemption and Non-Competition Agreement*
10.7	Form of Transition Services Agreement*
10.8	Form of Shareholders Agreement*
10.9	Form of Assignment and Assumption Agreement*
10.10	Form of Sublease Agreement*
10.11	Form of Master License Agreement*
10.12	Form of Underwriting Agreement for the concurrent Class A common shares offering***
10.13	Form of Monday SCA Transfer Rights Agreement*
10.14	Executive Agreement for Gregory D. Brenneman*
10.15	Executive Agreement for Thomas C. O’Neill*
10.16	Executive Agreement for Willard W. Britain*
10.17	Executive Agreement for Michael S. Collins*
10.18	Executive Agreement for David V. Dockray*
10.19	Executive Agreement for Frank S. Sowinski*
10.20	Monday Consulting VS, Inc. Deferred Compensation Plan*
12.1	Statement of computation of ratio of earnings to fixed charges****
21.1	List of Subsidiaries of Monday Ltd
23.1	Consent of Deloitte & Touche LLP****

Exhibit
No.	Description

24.1	Power of Attorney (included on signature page to the Registration Statement)**
25	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York, as Trustee under the Indenture
99.1	[reserved]
99.2	List of PricewaterhouseCoopers firms, Partners and Shareholders and Amount of Equity Received*

*	Incorporated by reference from the exhibit of the same number contained in Monday Ltd’s Registration Statement on Form S-1 (Registration No. 333-87408) as filed with the Commission.

**	Incorporated by reference from Exhibit 10.5 contained in Monday Ltd’s Registration Statement on Form S-1 (Registration No. 333-87406) as filed with the Commission.

***	Incorporated by reference from Exhibit 1.1 contained in Monday Ltd’s Registration Statement on Form S-1 (Registration No. 333-87408) as filed with the Commission.

****	Filed herewith.